Exhibit (d)

This description of KfW and the Federal Republic of Germany is dated May 16, 2013 and appears as Exhibit (d) to the Annual Report on Form 18-K of KfW for the fiscal year ended December 31, 2012.

THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF KFW. THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this description, references to “€”, “euro” or “EUR” are to the single European currency of the member states of the European Union participating in the euro and references to “U.S. dollars”, “$” or “USD” are to United States dollars. See “Exchange Rate Information” below for information regarding the rates of conversion of the euro into United States dollars and “The Federal Republic of Germany-General-The European Union and European Integration” for a discussion of the introduction of the euro.

Unless explicitly stated otherwise, financial information relating to KfW Bankengruppe presented herein has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”).

Amounts in tables may not add up due to rounding differences.

On May 15, 2013, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.2864 (EUR 0.7774 per U.S. dollar).

In this document, references to the “Federal Republic” and “Germany” are to the Federal Republic of Germany and references to the “Federal Government” are to the government of the Federal Republic of Germany. The terms “KfW Bankengruppe” and “group” refer to KfW and its consolidated subsidiaries.

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the periods and dates indicated, as reported by the Federal Reserve Bank of New York. On January 1, 2009, the Federal Reserve Bank of New York discontinued daily publication of noon buying rates. As of this date, noon buying rates are as published on a weekly basis by the Federal Reserve Bank of New York.

Year ended December 31,	Period End	Average (1)	High	Low
2007	1.4603	1.3797	1.4862	1.2904
2008	1.3919	1.4695	1.6010	1.2446
2009	1.4332	1.3955	1.5100	1.2547
2010	1.3269	1.3216	1.4536	1.1959
2011	1.2973	1.4002	1.4875	1.2926
2012	1.3186	1.2909	1.3463	1.2062

	Period End	Average (1)	High	Low
Quarter ended March 31, 2013	1.2816	1.3160	1.3692	1.2782

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from November 2012 through May 2013 (through May 10, 2013), as reported by the Federal Reserve Bank of New York.

	High	Low
2012
November	1.3010	1.2715
December	1.3260	1.2930
2013
January	1.3584	1.3047
February	1.3692	1.3054
March	1.3098	1.2782
April	1.3168	1.2836
May (through May 10, 2013)	1.3192	1.2955

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

There are, except in limited embargo circumstances, no legal restrictions in the Federal Republic of Germany on international capital movements and foreign exchange transactions. However, for statistical purposes only, every individual or corporation residing in the Federal Republic of Germany must report to the Deutsche Bundesbank, the German Central Bank, subject to a number of exceptions, any payment received from or made to an individual or a corporation resident outside of the Federal Republic of Germany if such payment exceeds EUR 12,500 (or the equivalent in a foreign currency).

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Three Months Ended March 31, 2013

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the EU (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW in accordance with IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Bankengruppe for the full year ending December 31, 2013.

The group’s total assets increased by 0.7%, or EUR 3.4 billion, from EUR 511.6 billion as of December 31, 2012 to EUR 515.0 billion as of March 31, 2013.

The group’s operating result before valuation amounted to EUR 490 million for the three months ended March 31, 2013, compared with EUR 576 million for the corresponding period in 2012. The main driver for the group’s operating result before valuation during the three months ended March 31, 2013 was net interest income, reflecting favorable funding conditions for KfW. The group’s operating result before valuation is before (i) risk provisions for the lending business, (ii) net gains/losses from securities and investments, and (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss. These valuation effects consisted of the following:

•	Negative effects resulting from risk provisions for the lending business in an amount of EUR 38 million for the three months ended March 31, 2013, compared with corresponding positive effects from reversals of risk provisions in an amount of EUR 99 million for the corresponding period in 2012;

•	Positive effects in an amount of EUR 78 million as market values of securities and equity investments rose further in the three months ended March 31, 2013, compared with corresponding positive effects of EUR 49 million for the corresponding period in 2012; and

•

Charges in an amount of EUR 65 million for the three months ended March 31, 2013, due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions for the three months ended March 31, 2013, compared with charges in an amount of EUR 12 million for the corresponding period in 2012.(1)

The group’s consolidated result for the three months ended March 31, 2013, amounted to EUR 477 million compared with EUR 697 million for the corresponding period in 2012.

(1)	KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

As part of its internal modernization process, KfW realigned its domestic business areas in 2013. KfW Privatkundenbank, KfW Kommunalbank and certain activities of KfW’s Capital markets business area were merged into a single business area, referred to as Municipal and Private Client Bank / Credit Institutions.

The following table sets forth a breakdown of commitments by business area for the three months ended March 31, 2013 as compared with the same period in 2012. Commitment figures for the three months ended March 31, 2012 have been adjusted to reflect the organizational change and deviate from the amounts disclosed previously.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS AREA

	Three months ended March 31,
	2013	2012
	(EUR in millions)
Mittelstandsbank (SME bank)	5,928	5,178
Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and private client bank/credit institutions)	6,236	5,590
Capital markets	98	40
Export and project finance (KfW IPEX-Bank)	2,677	3,108
Promotion of developing and transition countries	634	833
of which KfW Entwicklungsbank	341	589
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	283	244

Total promotional business volume (1) (2)	15,563	14,735

(1)	Total promotional business volume for the three months ended March 31, 2012 has been adjusted for commitments of EUR 14 million, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs.

(2)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume increased to EUR 15.6 billion for the three months ended March 31, 2013 from EUR 14.7 billion for the corresponding period in 2012. This increase was largely driven by an increase in commitments in KfW’s domestic promotional business, which off-set a decrease in KfW’s international business activities.

Commitments in KfW’s Mittelstandsbank increased to EUR 5.9 billion for the three months ended March 31, 2013 from EUR 5.2 billion for the corresponding period in 2012 due to increased commitments under KfW’s start-up financing and general investment programs as well as KfW’s innovation and environmental investment programs.

Commitments in the business area Kommunal- und Privatkundenbank/Kreditinstitute increased to EUR 6.2 billion for the three months ended March 31, 2013 from EUR 5.6 billion for the corresponding period in 2012. This increase was mainly attributable to an increase in commitments in KfW’s infrastructure financing programs.

Commitments under KfW’s Capital markets business increased to EUR 98 million for the three months ended March 31, 2013 compared to EUR 40 million for the corresponding period in 2012.

Commitments in KfW’s export and project finance business during the three months ended March 31, 2013 amounted to EUR 2.7 billion compared to EUR 3.1 billion for the corresponding period in 2012. This decrease was attributable to decreased commitments in (i) the industries and services and (ii) the power, renewables and water sectors.

Commitments related to KfW’s promotion of developing and transition countries decreased to EUR 634 million for the three months ended March 31, 2013 from EUR 833 million for the corresponding period in 2012. This decrease was primarily linked to a decline in commitments for KfW Entwicklungsbank’s development loans, which was only partly offset by an increase in DEG’s commitments.

Sources of Funds

The volume of funding raised in the capital markets for the first four months ended April 30, 2013 totaled EUR 26.1 billion, of which 43% was raised in euro, 43% in U.S. dollar and the remainder in 9 other currencies.

Capitalization and Indebtedness of KfW Bankengruppe as of March 31, 2013

(EUR in millions)
Borrowings
Short-term funds	26,149
Bonds and other fixed-income securities	392,865
Other borrowings	37,910
Subordinated liabilities (1)	3,247

Total borrowings	460,170

Equity
Paid-in subscribed capital (2)	3,300
Capital reserve (3)	6,197
Reserve from the ERP Special Fund	1,130
Retained earnings	8,243
Fund for general banking risks	2,350
Revaluation reserve	-28
Total equity	21,193

Total capitalization	481,363

(1)	Includes assets transferred from the ERP Special Fund in form of a subordinated loan of EUR 3,247 million.

(2)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of March 31, 2013, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(3)	Includes equity capital in form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 4,650 million.

The capitalization of KfW Bankengruppe as of March 31, 2013 is not necessarily indicative of its capitalization to be recorded as of December 31, 2013.

The increase of EUR 501 million in total equity, which totaled EUR 21,193 million as of March 31, 2013 compared to EUR 20,692 million as of December 31, 2012, reflected (i) an increase of EUR 24 million of revaluation reserves due to valuation profits recognized directly in equity relating to “available-for-sale financial assets,” and (ii) KfW Bankengruppe’s consolidated result of EUR 477 million for the three months ended March 31, 2013.

KfW is not subject to the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business.(1) However, KfW calculates capital ratios prescribed by these rules on a voluntary basis for internal purposes. KfW applies all material rules in calculating these ratios, with slight modifications for KfW’s promotional core business. According to the calculations based on the results for the three months ended March 31, 2013, KfW’s total capital ratio according to section 2(6) of the German Solvency Regulation amounted to 21.1% and its tier 1 ratio amounted to 18.7% as of March 31, 2013.

(1)	For information on current political activities to subject KfW to certain provisions of the German Banking Act, please refer to “KfW—General—Relationship with the Federal Republic—Supervision”, p. 12 of Exhibit (d).

Other Recent Developments

Increase of Promotional Efforts

In order to support the Federal Government’s strategy for the transition to a more sustainable energy set-up (Energiewende), KfW has already initiated environmental and climate protection related investment programs and intends to initiate additional programs in the future. These programs are, to a large extent, supported by federal funds and, in addition, by KfW’s own funds. In order to keep the total amount of subsidies for these programs unchanged, on May 7, 2013, KfW agreed with the Federal Government to commit up to EUR 311 million in 2013. The amount committed by KfW will negatively impact KfW’s consolidated result for the year 2013.

Commitments in European Crisis Countries

As of March 31, 2013, the net carrying amount (including irrevocable loan commitments) of KfW’s assets of public sector debtors in Cyprus amounted to EUR 31 million. KfW’s exposure is fully uncollateralized. For further information on the financial assistance granted by the EU, ECB and the IMF to Cyprus, please refer to “The Federal Republic of Germany—General—The European Union and European Integration—Financial Assistance to Euro Area Member States—Cyprus” of Exhibit (d).

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
1st quarter 2012	0.6	1.3
2nd quarter 2012	0.2	1.0
3rd quarter 2012	0.2	0.9
4th quarter 2012	-0.7	0.3
1st quarter 2013	0.1	-0.2

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

The German gross domestic product increased by 0.1% after price, seasonal and calendar adjustments in the first quarter of 2013 compared to the fourth quarter of 2012. One of the reasons for this small growth at the beginning of the year, however, was the extremely cold weather.

Compared to the fourth quarter of 2012, growth was based almost exclusively on demand by households, which increased their final consumption expenditure in the first quarter of 2013, while such expenditure had decreased in the fourth quarter of 2012. As regards gross fixed capital formation, the negative trend of 2012 continued in the first quarter of 2013, in which gross capital formation decreased compared with the fourth quarter of 2012. The balance of exports and imports had almost no impact on economic growth in the first quarter of 2013, as both imports and exports decreased in the first quarter of 2013 compared with the fourth quarter of 2012.

In a year-on-year comparison, GDP in the first quarter of 2013 decreased by 0.2% in calendar adjusted terms compared to the first quarter of 2012. Economic growth has been decelerating since the first quarter of 2012.

Source: Statistisches Bundesamt, Gross domestic product slightly up in 1st quarter of 2013, press release of May 15, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/05/PE13_163_811.html;jsessionid=15C1C3B70D7C2DB282CF297D793FE5AB.cae4).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
April 2012	-0.2	2.0
May 2012	0.0	2.0
June 2012	-0.2	1.7
July 2012	0.4	1.9
August 2012	0.4	2.2
September 2012	0.1	2.0
October 2012	0.0	2.0
November 2012	0.1	1.9
December 2012	0.3	2.0
January 2013	-0.5	1.7
February 2013	0.6	1.5
March 2013	0.5	1.4
April 2013	-0.5	1.2

Consumer prices in Germany were 1.2% higher in April 2013 than in April 2012. The increase in consumer prices therefore continued its deceleration that started at the beginning of 2013.

The decrease in the inflation rate was mainly due to a price decrease for package holidays by 3.3% in April 2013 compared to April 2012. The fact that in 2013 the Easter holidays already began in March (instead of April, as in 2012) thus had a considerable impact on the inflation rate. In addition, the inflation rate in April 2013 was held back by falling prices of mineral oil products. Household energy prices, however, increased, leading to an overall increase in energy prices by 0.4% from April 2012 to April 2013. Prices for food increased significantly by 4.1% from April 2012 to April 2013. Total goods prices increased by 1.5% from April 2012 to April 2013, with price increases for non-durable and semi-durable consumer goods and a price decrease for durable consumer goods. Total service prices increased by 0.8% from April 2012 to April 2013.

Compared to March 2013, the consumer price index in April 2013 decreased by 0.5%, mainly due to the seasonal price development for holidays. Energy prices increased by 0.3% from March 2013 to April 2013, while food prices remained nearly unchanged.

Source: Statistisches Bundesamt, Consumer prices in April 2013: +1.2% on April 2012, press release of May 14, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/05/PE13_161_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
March 2012	5.5	5.5
April 2012	5.3	5.5
May 2012	5.6	5.5
June 2012	5.3	5.5
July 2012	5.7	5.5
August 2012	5.3	5.4
September 2012	5.1	5.4
October 2012	5.2	5.4
November 2012	5.2	5.4
December 2012	5.3	5.4
January 2013	5.9	5.4
February 2013	6.0	5.4
March 2013	5.6	5.4

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 302,000 persons, or 0.7%, from March 2012 to March 2013. Compared to February 2013, the number of employed persons in March 2013 increased by approximately 28,000, or 0.1%, after adjustment for seasonal fluctuations.

In March 2013, the number of unemployed persons increased by approximately 56,000, or 2.6%, compared to March 2012. When adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in March 2013 decreased by 3,600, or 0.0%, compared to February 2013.

Sources: Statistisches Bundesamt, 41.5 million persons in employment in March 2013, press release of April 30, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/04/PE13_151_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false2).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to March 2013	January to March 2013

Foreign trade	49.3	45.4
Services	-0.4	0.9
Factor income (net)	18.6	18.0
Current transfers	-15.8	-15.0
Supplementary trade items	-6.8	-3.6

Current account	44.9	45.7

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in March 2013: –4.2% on March 2012, press release of May 10, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/05/PE13_159_51.html).

KFW

GENERAL

Overview

KfW is a public law institution (Anstalt des öffentlichen Rechts) serving domestic and international public policy objectives of the Federal Government (“Federal Government”) of the Federal Republic of Germany (“Federal Republic”). KfW promotes its financing activities under the umbrella brand name KfW Bankengruppe. It conducts its business in the following business areas:

•	KfW Mittelstandsbank (KfW SME Bank) promotes small and medium-sized enterprises (“SMEs”), business founders, start-ups and self-employed professionals;

•	KfW Privatkundenbank (KfW Private Client Bank) provides housing-related loans and grants as well as financing for education to private individuals;

•

KfW Kommunalbank (KfW Municipal Bank) offers financing for infrastructure projects, primarily for municipalities, and grants global funding instruments to promotional institutes of the German federal states (“Landesförderinstitute”);

•

Export and project finance: KfW IPEX-Bank GmbH (“KfW IPEX-Bank”) offers customized financing for exports and project and corporate financing worldwide. KfW IPEX-Bank is a legally independent entity wholly owned by KfW;

•

Promotion of developing and transition countries: KfW Entwicklungsbank (KfW Development Bank) is responsible for KfW’s public sector development cooperation activities, and DEG -Deutsche Investitions- und Entwicklungsgesellschaft mbH (German Investment and Development Company, “DEG”) finances private-sector investments in developing countries. DEG is a legally independent entity wholly owned by KfW; and

•	Capital markets, which comprises KfW’s treasury, funding, securitization and other capital markets-related activities.

With total assets of EUR 511.6 billion as of December 31, 2012, including loans and advances of EUR 366.8 billion, KfW is Germany’s flagship development bank and ranks among Germany’s largest financial institutions. KfW’s promotional business volume amounted to EUR 73.4 billion in 2012.

KfW’s offices are located at Palmengartenstraße 5-9, 60325 Frankfurt am Main, Germany. KfW’s telephone number is 011-49-69-74310. KfW also maintains branch offices in Berlin and Bonn, Germany, as well as a liaison office to the European Union in Brussels, Belgium.

Ownership

The Federal Republic holds 80% of KfW’s subscribed capital, and the German federal states (each, a “Land” and together, the “Länder”) hold the remaining 20%. The Law Concerning KfW (Gesetz über die Kreditanstalt für Wiederaufbau, or the “KfW Law”) does not provide for shareholders’ meetings; instead, the Board of Supervisory Directors assumes the responsibilities of a shareholders’ meeting. For more information on the Board of Supervisory Directors, see “Management and Employees—Board of Supervisory Directors.”

Shares in KfW’s capital may not be pledged; they may not be transferred to entities other than the Federal Republic or the Länder. Capital contributions have been, and are expected to continue to be, made to KfW in such proportions as to maintain the relative shares of capital held by the Federal Republic and the Länder.

Legal Status

KfW is organized under the KfW Law as a public law institution with unlimited duration. As a public law institution serving public policy objectives of the Federal Government, KfW itself is not subject to corporate taxes (although certain of its subsidiaries are) and as a promotional bank, KfW does not seek to maximize profits. KfW does, however, seek to maintain an overall level of profitability that allows it to strengthen its equity base in order to support its promotional activities and to grow the volume of its business. KfW is prohibited under the KfW Law from distributing profits, which are instead allocated to statutory and special reserves. KfW is also prohibited under the KfW Law from taking deposits, conducting current account business or dealing in securities for the account of others.

Relationship with the Federal Republic

Guarantee of the Federal Republic

The KfW Law expressly provides that the Federal Republic guarantees all existing and future obligations of KfW in respect of money borrowed, bonds and notes issued and derivative transactions entered into by KfW, as well as obligations of third parties that are expressly guaranteed by KfW (KfW Law, Article 1a). Under this statutory guarantee (the “Guarantee of the Federal Republic”), if KfW fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by KfW, or if KfW fails to make any payment required to be made under KfW’s guarantee when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under the Guarantee of the Federal Republic ranks equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by KfW or issued under KfW’s guarantee may enforce this obligation directly against the Federal Republic without first having to take legal action against KfW. The Guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may be subject to defenses available to KfW with respect to the obligations covered.

Institutional Liability (Anstaltslast)

KfW is a public law institution (Anstalt des öffentlichen Rechts). Accordingly, under the German administrative law principle of Anstaltslast, the Federal Republic, as the constituting body of KfW, has an obligation to safeguard KfW’s economic basis. Under Anstaltslast, the Federal Republic must keep KfW in a position to pursue its operations and enable it, in the event of financial difficulties, through the allocation of funds or in some other appropriate manner, to meet its obligations when due. Anstaltslast is not a formal guarantee of KfW’s obligations by the Federal Republic, and creditors of KfW do not have a direct claim against the Federal Republic. Nevertheless, the effect of this legal principle is that KfW’s obligations, including the obligations to the holders of securities issued by it or issued under KfW’s guarantee, are fully backed by the credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a charge on public funds that, as a legally established obligation, would be payable without the need for any appropriation or any other action by the German Parliament.

Understanding with the European Commission

In order to clarify that the Federal Republic’s responsibility for KfW’s obligations was and is compatible with European Union (“EU”) law prohibitions against state aid, the German Federal Ministry of Finance and the European Commissioner for Competition held discussions which were formalized in an understanding reached on March 1, 2002. In the understanding with the European Commission, it was agreed that, in respect of the promotional activities for which KfW is responsible, KfW will continue to benefit from Anstaltslast and the Guarantee of the Federal Republic. The understanding acknowledged that KfW’s role in providing financing for, in particular, small and medium-sized enterprises, risk capital, environmental protection, technology/innovation, infrastructure and housing, as well as its cooperation with developing countries, is promotional and thus compatible with EU rules.

In the area of export and project finance, the understanding with the European Commission required KfW to transfer to a legally independent subsidiary that portion of export finance and domestic and international project finance activities which the European Commission deemed to fall outside the scope of the promotional activities of KfW. The transfer of such activities was to be effected by December 31, 2007 and as from that date KfW has not been permitted to fund the subsidiary at other than market rates of interest or to extend to the subsidiary any benefits of Anstaltslast or the Guarantee of the Federal Republic.

KfW continues to be permitted, however, to engage directly in the following promotional export and project finance activities:

•

implementation of international promotional programs, such as the interest-rate subsidized CIRR (Commercial Interest Reference Rate) and ASU (Aircraft Sector Understanding – previously referred to as Large Aircraft Sector Understanding, LASU) schemes, which are recognized as promotional activities in accordance with the Organization for Economic Cooperation and Development (“OECD”) consensus;

•

participation in syndicated financing activities outside the EU, the European Economic Area and countries holding the status of official candidate for EU membership, subject to certain conditions, and sole financing activities in countries in which sufficient sources of financing do not exist; and

•	participation in projects in the interest of the EU that are co-financed by the European Investment Bank or similar European financing institutions.

The European Commission transformed the understanding into a decision, which the Federal Republic formally accepted. A part of the Promotional Bank Restructuring Act (Förderbankenneustrukturierungsgesetz) implemented the understanding with the European Commission and amended the KfW Law accordingly.

On January 1, 2008, KfW IPEX-Bank, a limited liability corporation (Gesellschaft mit beschränkter Haftung) formed as a wholly owned subsidiary of KfW, commenced operations as a legally independent entity, thus satisfying the requirements set forth in the understanding with the European Commission. KfW IPEX-Bank conducts those export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf. KfW provides funding for KfW IPEX-Bank at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies. The permitted promotional export and project finance activities are conducted by KfW IPEX-Bank in its own name on behalf of KfW on a trust basis. In accordance with the understanding with the European Commission, KfW IPEX-Bank obtained a banking license and is subject to the German Banking Act (Gesetz über das Kreditwesen, “KWG”) and the corporate tax regime. For more information on KfW IPEX-Bank, see “Business—Export and Project Finance (KfW IPEX-Bank).”

Supervision

Under the KfW Law, the Federal Ministry of Finance, in consultation with the Federal Ministry of Economics and Technology, supervises KfW and has the power to adopt all measures necessary to safeguard the compliance of KfW’s business operations with applicable laws, KfW’s by-laws and other regulations. Subject to the foregoing, the Federal Ministry of Finance, in its role as supervisory authority, does not have the right to influence business decisions made by KfW’s Executive Board or Board of Supervisory Directors. KfW’s overall activities are supervised by its Board of Supervisory Directors, which consists of seven Federal Ministers, seven appointees of each of the two houses of Parliament, the Bundesrat and the Bundestag, and representatives of various sectors and institutions of the German economy. For more information on the Executive Board and the Board of Supervisory Directors, see “Management and Employees.”

KfW is generally exempt from the requirements of the KWG. Nevertheless, KfW already applies certain rules of the KWG on a voluntary basis.

On March 13, 2013, the Federal Government decided on a draft amendment to the KfW Law which provides broad rulemaking authority (Verordnungsermächtigung) to the Federal Ministry of Finance in consultation with the Federal Ministry of Economics and Technology to subject KfW, by analogy, to certain provisions of European and German bank regulatory law and, in particular, to declare certain provisions of the KWG applicable to KfW. The draft amendment stipulates that KfW’s statutory promotional mandate shall be considered in the rulemaking process and that the legal supervision of KfW remains with the Federal Ministry of Finance in consultation with the Federal Ministry of Economics and Technology. To the extent that bank regulatory provisions are applied by analogy by KfW, banking supervision may be assigned to the German Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) and the Deutsche Bundesbank. It is expected that the amendment to the KfW Law will be enacted in the second half of 2013, after completion of the legislative procedure.

KfW is currently unable to predict when and to which extent the rulemaking authority will be used. KfW expects, however, that any such rules will provide for a transition period and will take the promotional mandate of KfW into consideration.

In addition to the annual audit of its financial statements, KfW, as a government-owned entity, is subject to an audit that meets the requirements of the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). The Budgeting and Accounting Act requires that this audit and the resulting reporting be designed so as to enable the Board of Supervisory Directors, the responsible Federal Ministries, and the Federal Court of Auditors (Bundesrechnungshof) to form their own opinions and to take action as and when required. One of the specific aspects to be covered by this audit and the related reporting is the proper conduct of KfW’s business by its management.

Under the terms of various agreements concluded between KfW and the government authorities sponsoring KfW’s programs, KfW is required to have an auditor report on the proper discharge of KfW’s duties and the efficiency and effectiveness of its administration.

Corporate Background

KfW was established in 1948 by the Administration of the Combined Economic Area, the immediate predecessor of the Federal Republic. Originally, KfW’s purpose was to distribute and lend funds of the European Recovery Program, which is also known as Marshall Plan (the “ERP”). Even today, several of KfW’s programs to promote the German and European economies are supported using funds for subsidizing interest rates from the so-called “ERP Special Fund.” KfW has expanded and internationalized its operations over the past decades. In 1994, following the reunification of the Federal Republic and the former German Democratic Republic (“GDR”), KfW assumed the operations of the former central bank of the GDR (Staatsbank), which was located in Berlin, Germany.

In September 2001, KfW acquired DEG from the Federal Republic. DEG is a limited liability company that acts as the German development finance institution for the promotion of private enterprises in developing countries and countries in transition. For more information on DEG, see “Business—Promotion of Developing and Transition Countries—DEG - Deutsche Investitions- und Entwicklungsgesellschaft mbH.”

In 2003, Deutsche Ausgleichsbank (“DtA”), which was based in Bonn, Germany, merged into KfW. DtA was formed in 1950 as a public law institution and promotional bank, particularly active in the area of lending to SMEs and start-up businesses. The merger was accomplished through the Promotional Bank Restructuring Act and was designed to restructure and simplify promotional banking in the Federal Republic and harmonize it with the understanding reached with the European Commission.

BUSINESS

Introduction

KfW Bankengruppe’s business activities focus on supporting sustainable improvements in economic, social and environmental conditions in Germany and around the world. Within the scope of its legal mandate, the group’s activities are centered around the megatrends climate change, globalization and demographic change coupled with fundamental promotional themes such as reducing poverty, general corporate finance – with emphasis on SMEs – and start-up finance. KfW Bankengruppe’s promotional financing programs are developed in close consultation with the Federal Government.

“Climate change and the environment” is an important aspect of the group’s promotional activities. In 2012, EUR 29.2 billion (2011: EUR 22.8 billion) or 40% (2011: 32%) of KfW Bankengruppe’s total commitments related to this megatrend. In Germany, KfW supports in particular the Federal Government’s initiatives to reduce CO2 emissions and to foster the transition to a more sustainable energy set-up (Energiewende).

Concerning the megatrend of globalization and technical progress, KfW Bankengruppe finances activities such as international business activities of German and European companies. Furthermore, it provides funding for infrastructure and mobility providers both in Germany and throughout the world. This field covers supporting Germany’s supply of raw materials and the funding of research and innovation in Germany. KfW Bankengruppe’s activities are focused on improving the competitive position of the German economy.

KfW is addressing the megatrend demographic change in Germany through financing programs, which are aimed to encourage home ownership and age-appropriate home renovations, but also through student loans.

Managing the quality of its promotional activities is important to KfW Bankengruppe. In this context, large parts of its promotional activities are subject to ongoing evaluations based on standardized quality criteria, such as sustainability, subsidiarity and customer value. As a result, KfW broadened its supply of products and programs with perceived high promotional effects and quality, while products or programs of comparatively lower promotional quality have been reduced or even phased out.

KfW currently conducts its business in the following business areas:

•	KfW Mittelstandsbank (KfW SME Bank), which focuses on SMEs and other commercial clients;

•	KfW Privatkundenbank (KfW Private Client Bank), which focuses on private clients;

•	KfW Kommunalbank (KfW Municipal Bank), which is responsible for public clients, such as municipalities and Landesförderinstitute;

•	Export and project finance (KfW IPEX-Bank);

•	Promotion of developing and transition countries (KfW Entwicklungsbank and DEG); and

•	Capital markets, which comprises KfW’s treasury, funding, securitization, and other capital markets-related activities.

The following table sets forth the relative size of each of the business areas in terms of commitments for each of the years indicated.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS AREA

	Year ended December 31,
	2012	2011
	(EUR in millions)
KfW Mittelstandsbank (1)	24,070	22,407
KfW Privatkundenbank	17,428	16,722
KfW Kommunalbank	9,131	11,798
Export and project finance (KfW IPEX-Bank)	13,429	13,409
Promotion of developing and transition countries	6,244	5,755
of which KfW Entwicklungsbank	4,916	4,532
of which DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,328	1,223
Capital markets (2)	3,557	1,147

Total promotional business volume (3)	73,420	70,390

(1)	Commitment figures for 2011 include EUR 165 million that were not disbursed due to cancellations and withdrawals which occurred after the contractual loan commitments but prior to or on December 31, 2011.

(2)	Total promotional business volume has been adjusted for commitments of EUR 440 million in 2012 (2011: EUR 847 million) made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of KfW Mittelstandsbank’s promotional programs.

(3)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant year.

The following table shows the relative size of each of the six business areas in terms of percentage of loans and advances outstanding and economic capital required at year-end 2012. In general, a lower percentage in economic capital required compared to loans and advances outstanding illustrates a below average risk associated therewith. The percentage of economic capital required of the business area capital markets includes also the economic capital required for treasury activities.

RELATIVE SIZE OF EACH BUSINESS AREA

As of December 31, 2012
	Loans and advances outstanding	Economic capital required (1)
KfW Mittelstandsbank	28%	14%
KfW Privatkundenbank	29%	7%
KfW Kommunalbank	17%	1%
Export and project finance (KfW IPEX-Bank)	13%	19%
Promotion of developing and transition countries (KfW Entwicklungsbank and DEG)	7%	14%
Capital markets	7%	15%

Total (in EUR billions)	381.8	13.4

(1)	The balance of economic capital required relates to group functions. The economic capital required has been calculated on a solvency level of 99.99%. For more information concerning economic capital required of KfW Bankengruppe, see “Financial Section—Risk Report—Risk Management Approach of KfW Bankengruppe—Economic Risk-Bearing Capacity” and note 37 to the financial statements.

Internal Modernization Process

In order to better prepare for changing external requirements resulting from the global banking and financial crisis as well as a growing demand for long-term financing, changed customer needs and regulation, KfW launched an internal modernization process in 2011. In particular in its domestic promotional business, KfW works on comprehensive internal projects to improve customer orientation through product transparency, online promotional loan accession and processing, and acceleration and standardization of processes and lending. In this context, the group realigned its domestic business areas in 2013. KfW Privatkundenbank, KfW Kommunalbank and certain activities of KfW’s Capital markets business area were merged into one business area. KfW’s assets, financial condition and results of operations will be presented based on the new structure starting with the results for the first quarter of 2013.

Domestic Promotional Business

General

To support the economic and policy objectives of the Federal Government, KfW offers a broad range of financing programs in Germany and, to a limited extent, elsewhere in Europe, as well as grants funded from the federal budget for domestic promotional purposes. KfW’s predominant domestic finance activities are conducted by the KfW Mittelstandsbank, KfW Privatkundenbank and KfW Kommunalbank business areas. Further promotional activities targeting the domestic market are reported under the capital markets business area.

Under the KfW Law, KfW must generally involve banks or other financing institutions when granting financing. Therefore, KfW involves commercial banks in the handling of its loans by extending loans to commercial banks, which, in turn, on-lend the funds to the ultimate borrowers. To a limited extent, however, KfW is allowed to grant financing directly to the ultimate borrower (e.g., for financing of municipalities in the KfW Kommunalbank business area).

By lending to commercial banks, KfW, in principle, insulates itself from credit exposure to the ultimate borrower and gains the benefit of the commercial banks’ knowledge of their customers as well as their administrative and servicing expertise. KfW monitors its exposures to, and the credit standing of, each banking institution to which it lends. In its KfW Mittelstandsbank, KfW Privatkundenbank and KfW Kommunalbank business areas, KfW currently lends to approximately 230 banks.

KfW’s German commercial banking on-lending customers include the German Landesbanken. The Landesbanken are German public law financial institutions that have traditionally focused on the banking business for and in the Land in which they operate. Originally, obligations of the Landesbanken benefited from government credit support (Gewährträgerhaftung). Under a settlement reached with the European Commission in July 2001 relating to state aid to the Landesbanken, however, borrowings by the Landesbanken incurred after the settlement date and maturing after December 31, 2015 and all borrowings incurred after July 19, 2005 no longer benefit from government credit support. KfW’s long-term receivables from on-lending operations involving Landesbanken amounted to EUR 71.8 billion as of December 31, 2012. Of this amount, EUR 12.6 billion, or 17.6%, continues to benefit from government credit support. Since the settlement, KfW’s credit line management has increased its focus on the individual financial strength of each institution. In addition, most of the loans to the Landesbanken have been, and will continue to be, secured by collateral. Over time, the risk profile of the loans to the Landesbanken has been shifting from government risk to a profile more comparable to KfW’s other loans to the banking sector.

KfW offers two different models for processing KfW loans to commercial banks. KfW’s traditional and most important model for handling its lending business is based on individual loan applications by each borrower within the framework of specified loan, mezzanine capital or equity participation instruments. Under the other model, KfW extends global funding facilities and program-based global loans to Landesförderinstitute, as well as non program-based global loans to Landesförderinstitute and to selected commercial banks in Germany and Europe and leasing companies in Germany.

Individual Loans. KfW defines detailed formal requirements for each loan that it extends to a commercial bank as well as for each loan the commercial bank on-lends to the ultimate borrower under each of its lending programs. Borrowers in general do not apply directly to KfW, however, and may only apply for a KfW loan through a bank of their choice. The intermediate bank appraises the financial and business situation of the applicant, takes collateral for the loan and assumes liability for repayment to KfW. Loans made by commercial banks, as borrowers, are normally collateralized by liens on real property or other assets, or are guaranteed by the Federal Republic or by one of the Länder. The processing of individual loans within KfW’s lending programs is characterized by two formally separate loan approvals - first by the intermediate bank and then by KfW - for each borrower. KfW’s loan approval, however, is in most cases depending solely on a review of the loan application, based on compliance with the formal requirements defined for the particular lending program.

KfW applies different pricing models for granting loans: a fixed-rate pricing model; and a risk-adjusted pricing model. Under the fixed-rate pricing model, the commercial banks to which KfW lends are permitted to on-lend the funds at fixed spreads over the applicable interest rate payable to KfW. This fixed-rate pricing model is applied to KfW Privatkundenbank’s lending programs and some of KfW Mittelstandsbank’s lending programs for start-up financing. Under the risk-adjusted pricing model, KfW establishes pricing categories based on a combination of the borrower’s creditworthiness and the collateral securing the loan. Under each lending program, KfW sets maximum interest rates for each pricing category. The on-lending banks assess the risk profile of the borrower and the collateral securing the loan to determine the applicable pricing category for each loan and the applicable maximum interest rate for the pricing category. KfW’s role in the pricing process is limited to verifying that banks derive the appropriate maximum interest rate from the ultimate borrower’s creditworthiness and the collateral provided.

In the traditional SME lending programs offered by KfW, the on-lending banks are liable to KfW and bear the risk of customer default as described above. In recent years, KfW Mittelstandsbank has constantly been reworking and renewing its SME financing programs to increase its support for SMEs. Under those lending programs, to which the risk-adjusted pricing model applies, KfW offers the option of a partial exemption from liability to on-lending banks. If the on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared pro rata between KfW and the bank. The risk-adjusted pricing model applies amongst others to KfW Mittelstandsbank’s largest and most important lending program, the KfW Unternehmerkredit, or Entrepreneurial Loan program. In addition, mezzanine capital and equity participations offered by KfW Mittelstandsbank and its special programs for investments by micro-enterprises are designed so that KfW assumes direct exposure to the credit risk of the ultimate borrower, which is covered or compensated in different ways: by means of risk premiums included in the interest rate charged to the ultimate borrower; or by means of guarantees from the Federal Government or the European Investment Fund.

Global Loans and Global Funding Facilities. Global loans and global funding facilities differ from KfW’s individual loans primarily in terms of simplified processing, the lack of a requirement for formal loan approval by KfW with respect to each individual ultimate borrower, and, in general, a higher degree of flexibility for the on-lending Landesförderinstitute, commercial banks and other institutions. KfW expects the receiving institutions or banks to on-lend these funds within a reasonable period of time. In contrast to KfW’s individual loans, these instruments offer greater loan structure flexibility. As a result, global loans and global funding facilities entail lower administrative costs for both KfW and the on-lending Landesförderinstitute, commercial banks or other institutions compared with KfW’s traditional lending programs. Accordingly, an on-lending bank’s or institution’s customers generally benefit from favorable interest rates as well as from streamlined processes.

KfW offers different kinds of global loans and global funding facilities: program-based global loans to Landesförderinstitute, global funding facilities to Landesförderinstitute; and non program-based global loans to Landesförderinstitute, commercial banks or other institutions. Most of the Landesförderinstitute are independent public law institutions and benefit from explicit guarantees by the respective German federal state (Land). Each Landesförderinstitut is responsible for promotional issues within its Land or Länder, as the case may be. KfW cooperates with 17 Landesförderinstitute.

Landesförderinstitute use KfW’s program-based global loans to finance specified investments relating to SMEs, housing projects and municipal infrastructure projects in their respective Land within the framework of cooperative loan programs of the Landesförderinstitut and KfW. The conditions of each cooperative loan program must comply with the conditions of the relevant KfW program. The funds to Landesförderinstitute are generally extended in the form of lump sums, which are then broken down and granted to the final borrower as individual loans.

Moreover, KfW extends global funding facilities exclusively to Landesförderinstitute for their own promotional funding purposes, thus offering Landesförderinstitute flexibility with respect to the use of funds extended in their promotional business without a direct link to any of KfW’s lending programs.

Finally, KfW extends non program-based global loans to Landesförderinstitute, selected commercial banks in Germany and, to a limited extent, elsewhere in Europe in the form of a lump sum, which the Landesförderinstitute or banks break down and grant as individual loans to finance SMEs, housing projects and municipal infrastructure projects, and, increasingly, energy efficiency projects. Leasing companies in Germany are also entitled to apply for such global loans, which they split into individual lease contracts in order to finance leasing projects with SMEs in Germany.

KfW Mittelstandsbank (KfW SME Bank)

KfW Mittelstandsbank promotes SMEs, business founders, start-ups and self-employed professionals; it offers financing for various purposes to companies in different stages of development. According to the KfW-

Mittelstandspanel 2012 survey of SMEs in Germany, there were nearly 3.8 million SMEs (including enterprises with an annual group turnover of up to EUR 500 million) in 2011. SMEs accounted for 56% of the gross investment by the German corporate sector, employed 71% of the workforce and trained 85% of the apprentices in 2011.

KfW Mittelstandsbank provides financing in the sectors of start-up financing and general investments, innovation and environmental protection, primarily by means of loans (2012: EUR 22.9 billion, 2011: EUR 20.7 billion), mezzanine capital (2012: EUR 1.0 billion, 2011: EUR 1.5 billion) and equity participations (2012: EUR 0.2 billion, 2011: EUR 0.2 billion).

The following table shows KfW Mittelstandsbank’s commitments by sector for each of the years indicated:

KFW MITTELSTANDSBANK COMMITMENTS

	Year ended December 31,
	2012	2011
	(EUR in millions)
Start-up financing and general investment	11,067	9,365
Innovation	960	2,214
Environmental investment	12,043	10,828

Total commitments (1) (2)	24,070	22,407

(1)	Commitments figures for the full year ended December 31, 2011 include EUR 165 million that were not be disbursed due to cancellations and withdrawals, which occurred after the contractual loan commitments but prior to or on December 31, 2011.

(2)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant year.

To support the German economy, KfW Mittelstandsbank committed financing in the amount of EUR 24.1 billion in 2012 (2011: EUR 22.4 billion). The main drivers for this increase were higher commitments under KfW’s environmental investment programs and KfW’s start-up financing and general investment programs. Commitments in 2012 included EUR 6.5 billion extended as program-based global loans to Landesförderinstitute (2011: EUR 4.1 billion). In 2012, no global loans to commercial banks were granted by KfW Mittelstandsbank (2011: EUR 0.3 billion).

KfW Mittelstandsbank primarily offers loan programs. In some cases, KfW Mittelstandsbank offers the on-lending banks a partial exemption from liability as described above. This is the case for KfW Unternehmerkredit, which is the most important SME loan program and offers financing for a broad range of investments, such as construction and purchases of machinery, in the start-up financing and general investment sector.

KfW Mittelstandsbank also extends mezzanine capital in the form of unsecured subordinated loans, which contain equity-like elements combining characteristics of debt and equity capital. Within this, the on-lending bank is not liable to KfW Mittelstandsbank for the subordinated loan. In order to better reflect the correlation between yield and risk weighting, the interest rate of the subordinated loan takes into account the prevailing rates in the capital markets as well as the borrower’s credit standing. The borrower’s creditworthiness is first assessed by the on-lending bank. However, as KfW Mittelstandsbank fully assumes the risk of the subordinated loan, it reserves the right to review and, if necessary, to revise the bank’s assessment by applying KfW Mittelstandsbank’s own rating standards.

Finally, KfW Mittelstandsbank provides equity for innovative SMEs by direct investment on a pari passu basis with private investors as well as equity for SMEs from various equity funds.

Start-up Financing and General Investment Programs

KfW Mittelstandsbank provides start-up financing and financial support for general investments for a wide range of purposes such as investments in property and buildings, in plant and machinery, equipment or in takeovers. In 2012, commitments in this sector increased to EUR 11.1 billion (2011: EUR 9.4 billion), primarily due to an increase in commitments in form of KfW Unternehmerkredite to EUR 7.8 billion in 2012 (2011: EUR 6.3 billion).

KfW Mittelstandsbank also offers advisory support to individuals and businesses to facilitate a better understanding of the German Federal Government’s various business-related promotional programs. KfW partially funds coaching and advisory services for individual entrepreneurs and for SMEs to support the early start-up phase of new businesses or to determine the necessary steps for a turnaround in case of temporary difficulties. Furthermore, KfW, in cooperation with the Federal Ministry of Economics and Technology, supports energy efficiency consultancy services for SMEs. In 2012, KfW extended EUR 95 million in grants for advisory services (2011: EUR 127 million).

Innovation Programs

KfW Mittelstandsbank provides financing for innovations by extending funds for research and development activities either by means of mezzanine capital or direct equity investments. In 2012, commitments amounted to EUR 1.0 billion (2011: EUR 2.2 billion). The commitments under KfW´s innovation financing programs decreased due to the rescheduling of certain projects.

Environmental Investment Programs

KfW Mittelstandsbank finances environmental protection projects, in particular, for measures aiming to increase energy efficiency, reducing greenhouse gas emissions and promoting the use of sources of renewable energy. In 2012, commitments increased to EUR 12.0 billion (2011: EUR 10.8 billion).

KfW Privatkundenbank (KfW Private Client Bank)

KfW Privatkundenbank provides housing-related loans and grants as well as financing for education to private individuals. The following table shows KfW Privatkundenbank’s commitments by sector for each of the years indicated.

KFW PRIVATKUNDENBANK COMMITMENTS

	Year ended December 31,
	2012	2011
	(EUR in millions)
Housing investment programs	15,097	14,553
Education programs	2,331	2,169

Total commitments (1)	17,428	16,722

(1)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant year.

In 2012, KfW Privatkundenbank’s commitments amounted to EUR 17.4 billion (2011: EUR 16.7 billion). This increase was due to the high demand for energy-efficient housing investment programs and for education programs. Commitments in 2012 included EUR 1.2 billion extended as program-based global loans to Landesförderinstitute (2011: EUR 0.7 billion) and EUR 0.1 billion extended as non program-based global loans to Landesförderinstitute (2011: no commitment).

Housing Investment Programs

KfW Privatkundenbank’s housing investment programs provide funds for the promotion of home ownership, for energy-efficient construction and rehabilitation, and for the improvement of accessibility to existing homes. Some of these programs are subsidized through interest rate reductions paid for by federal funds. Commitments in 2012 amounted to EUR 15.1 billion (2011: EUR 14.6 billion), of which EUR 9.9 billion (2011: EUR 6.5 billion) were granted for energy efficient construction and rehabilitation measures and EUR 4.9 billion (2011: EUR 5.9 billion) for home ownership promotion programs.

Education Programs

KfW Privatkundenbank supports students and employees in higher education and advanced occupational training with direct loans. Some of these programs are subsidized through interest rate reductions paid for by federal funds. In 2012, commitments amounted to EUR 2.3 billion (2011: EUR 2.2 billion). This increase was mainly due to an increase in commitments in KfW’s student loan program, a non-subsidized program for higher education students.

KfW Kommunalbank (KfW Municipal Bank)

KfW Kommunalbank provides financing for infrastructure projects to municipalities, municipal companies and non-profit organizations. KfW Kommunalbank is also responsible for granting program- and non program-based global loans as well as global funding facilities to Landesförderinstitute. The following table shows commitments of KfW Kommunalbank for each of the years indicated:

KFW KOMMUNALBANK COMMITMENTS

	Year ended December 31,
	2012	2011
	(EUR in millions)
Municipal infrastructure programs	3,833	4,148
Global funding facilities to Landesförderinstitute	5,298	7,650

Total commitments (1)	9,131	11,798

(1)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant year.

In 2012, financing commitments under KfW Kommunalbank’s programs amounted to EUR 9.1 billion compared to EUR 11.8 billion in 2011, as commitments for global funding facilities to Landesförderinstitute and commitments for municipal infrastructure programs decreased.

Municipal Infrastructure Programs

KfW Kommunalbank provides financing for investments in municipal and social infrastructure, predominantly as direct loans to municipalities (i.e., local and municipal authorities and municipal special-purpose associations). Infrastructure investments by private companies that are majority-owned by municipal authorities and social investments made by non-profit organizations are financed according to KfW’s ordinary on-lending scheme involving commercial banks. Some of these municipal infrastructure programs are subsidized by federal funds. Commitments for these programs decreased to EUR 3.8 billion in 2012 (2011: EUR 4.1billion). Commitments in 2012 included EUR 0.5 billion extended as program-based global loans to Landesförderinstitute (2011: EUR 0.6 billion) and EUR 0.1 billion extended as non program-based global loans to Landesförderinstitute (2011: no commitment).

Global Funding Facilities to Landesförderinstitute

In 2012, KfW extended global funding facilities in the amount of EUR 5.3 billion to Landesförderinstitute (2011: EUR 7.7 billion). This decrease was in line with KfW’s overall business strategy to increase commitments for programs with high promotional effects and to decrease commitments for programs with comparatively lower promotional effects and quality.

Export and Project Finance (KfW IPEX-Bank)

Business

KfW IPEX-Bank focuses on supporting the internationalization and the competitiveness of internationally active German and European companies, offering project, export and trade financing. It provides medium and long-term investment and export financing in the form of amortizing loans, guarantees or leasing financing as well as project, object and acquisition financing. It also offers derivative instruments to allow its clients to hedge interest and currency risk. KfW IPEX-Bank also offers instruments for short-term trade financing, such as participations in letters of credit.

In the area of lease operations, KfW IPEX-Bank holds a 50% stake in Railpool Holding GmbH & Co. KG, an asset manager in rail transportation established in 2008.

KfW IPEX-Bank’s principal customers are German and European corporations (and their customers) with international operations and larger medium-sized companies in basic and manufacturing industries, as well as in the retail, health, telecommunications, power / renewables, water, shipping, aviation, rail, transport and social infrastructure sectors.

Traditionally, the bulk of loans extended by KfW IPEX-Bank has been used for export and project financing to buyers of German or European exports. In recent years, KfW IPEX-Bank has increasingly extended loans to finance direct investments by German enterprises and other corporate purposes linked to the internationalization of German companies. In addition, KfW IPEX-Bank co-finances large-scale infrastructure projects and means of transport (e.g., airplanes and vessels) in the German and European transport sector. KfW IPEX-Bank also provides, as part of its core business, financing for environment and climate protection projects. Finally, KfW IPEX-Bank’s loans are also used to secure sources of raw materials for the German industry.

KfW IPEX-Bank’s loans are generally extended directly to the ultimate borrower, and KfW IPEX-Bank grants a significant portion of these loans at its own risk. KfW IPEX-Bank regularly cooperates with other financial institutions by way of consortia and syndications. In some cases, KfW IPEX-Bank may arrange for commercial banks to assume the risk on portions of loans made by KfW IPEX-Bank through “risk-participations,” for which KfW IPEX-Bank pays a fee to the bank assuming the risk. KfW IPEX-Bank is eligible to act as on-lending bank under certain of KfW’s promotional programs. In 2012, KfW IPEX-Bank refinanced loan commitments for export and project finance under KfW’s promotional programs in the amount of EUR 440 million (2011: EUR 847 million).

From time to time, KfW IPEX-Bank also enters into framework loan agreements with foreign banks, which enable such banks to extend loans to their customers for the purpose of importing equipment from German or other European exporters. Because the amounts of individual loans are usually small, the related transaction costs are relatively high. The framework agreements help to reduce these transaction costs.

Loans extended by KfW IPEX-Bank are usually secured by collateral and often benefit from a payment guarantee or other security arrangement. Loans extended to finance direct investments may benefit from an investment guarantee against political risk by the Federal Republic if the host country risk is assessed to be substantial.

A portion of export finance loans extended by KfW IPEX-Bank is guaranteed by the Federal Republic through Euler Hermes Kreditversicherungs-AG, the official German export credit insurer (“HERMES”). HERMES insurance covers up to 95% – in some instances even up to 100% – of KfW IPEX-Bank’s risk, so that the risk of the portion covered is the equivalent of German government risk. HERMES also provides coverage for related deliveries from other, mainly European, countries provided that they do not exceed a certain portion of the total delivery for which an export finance loan was extended. Furthermore, KfW IPEX-Bank’s financing frequently benefits from a guarantee by a foreign export credit agency or a government instrumentality in the buyer’s country.

For borrowers in other European and OECD countries where the country risk is not considered high, KfW IPEX-Bank has been increasingly extending loans on the basis of ordinary banking collateral (e.g., mortgages on aircraft or ships) without seeking the benefit of HERMES or similar coverage. In addition, even when HERMES coverage is sought, KfW IPEX-Bank often extends loans on which the insured portion is less than 95%. As of December 31, 2012, KfW IPEX-Bank’s outstanding loans and guarantees outside Germany amounted to EUR 35 billion, of which EUR 8 billion, or 23%, were export finance loans (partly) guaranteed by HERMES.

Corporate Background

As of January 1, 2008, and in accordance with the understanding reached between the European Commission and the Federal Republic, KfW IPEX-Bank commenced operations as a legally independent entity wholly owned by KfW. For more information, see “General—Relationship with the Federal Republic—Understanding with the European Commission.” KfW IPEX-Bank conducts the portion of export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf, while it conducts the promotional export and project finance activities in its own name on behalf of KfW on a trust basis. As of December 31, 2012, KfW IPEX-Bank’s total outstanding loans and guarantees (including promotional activities) amounted to EUR 48.1 billion (year-end 2011: EUR 48.7 billion). KfW IPEX-Bank is located in Frankfurt am Main, Germany, and maintains a branch office in London, United Kingdom. As of December 31, 2012, KfW IPEX-Bank employed 578 persons (excluding managing directors, but including temporary personnel).

KfW IPEX-Bank is approved as an IRB (internal rating based-advanced) bank under the Basel II rules by the relevant German supervisory authorities — the Bundesanstalt für Finanzdienstleistungsaufsicht (Federal Financial Supervisory Authority) and Deutsche Bundesbank (German Central Bank).

Commitments

In 2012, total commitments of export and project finance amounted to EUR 13.4 billion (including commitments under the CIRR scheme for ship financing, which is supported by the federal budget) (2011: EUR 13.4 billion). The following table shows commitments in KfW’s business area export and project finance in 2012 and 2011.

	Year ended December 31,
	2012		2011
	(EUR in millions)	(in % of total)	(EUR in millions)	(in % of total)
Commercial business	7,161	53	7,039	52
Promotional business (conducted on behalf of KfW)	6,269	47	6,370	48

Total commitments (1)	13,429	100	13,409	100

(1)	Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

The following table shows KfW IPEX-Bank’s commitments by sectors in 2012 and 2011.

	Year ended December 31,
	2012	2011
	(EUR in millions)
Maritime industries (1)	2,499	1,977
Power, renewables and water	2,121	2,122
Industries and services (2)	2,103	1,302
Aviation and rail	1,758	1,964
Financial institutions, trade and commodity finance	1,671	983
Basic industries	1,602	1,469
Transport and social infrastructure	1,138	1,169
CIRR for ship finance	538	1,960

Total commitments (3)	13,429	13,409

(1)	Previously reported as “Shipping.”

(2)	Previously reported as “Manufacturing industries, telecommunications, retail and health.”

(3)	Commitments for 2011 include EUR 462 million under the former Leveraged finance, mezzanine and equity sector. Starting 2012, commitments with respect to leveraged finance, mezzanine and equity are reported directly under the relevant sector where the transaction occurs.

Commitments by Sector. In 2012, total commitments were on a level similar to 2011 as the investment and export environment in the relevant sectors was similar in both periods. The highest commitments were achieved in the maritime industries sector with EUR 2.5 billion, including one single transaction in the amount of EUR 1.2 billion, fully covered by HERMES, followed by the power, renewables and water sector as well as the industries and services sector with EUR 2.1 billion each.

Commitments by Geographic Area. In 2012, KfW IPEX-Bank’s commitments are reported for the following three regions: Germany; Europe (excluding Germany, but including Russia and Turkey); and the rest of the world. In 2012, KfW IPEX-Bank’s commitments for project and corporate financing (excluding CIRR for ship financing) within Germany increased to EUR 3.4 billion (2011: EUR 3.2 billion). In 2012, commitments in Europe (excluding Germany, but including Russia and Turkey) increased to EUR 4.9 billion (2011: EUR 4.0 billion). KfW IPEX-Bank’s commitments in the rest of the world increased to EUR 4.6 billion in 2012 (2011: EUR 4.3 billion). Transregional CIRR commitments for ship financing amounted to EUR 0.5 billion in 2012 (2011: EUR 2.0 billion).

Commitments by Product. The following table shows KfW IPEX-Bank’s commitments by product in 2012 and 2011:

	Year ended December 31,
	2012	2011
	(EUR in millions)
Export finance	4,129	2,816
Direct loans	2,640	1,923
Credit lines	1,449	911
Structured finance	1,212	1,320
Project finance	1,028	1,356
Guarantees	744	1,558
Lease finance	516	365
Acquisition finance	200	411
Other products	975	788
CIRR for ship finance	538	1,960

Total commitments	13,429	13,409

Funding

The funds for KfW IPEX-Bank’s commitments are mainly provided by KfW through borrowings in the capital markets. KfW provides funding to KfW IPEX-Bank’s international project and export finance business at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies. For those areas of export finance which the European Commission has deemed to fall within the scope of the promotional activities of KfW, funds from the ERP Special Fund may also be used for subsidizing interest rates. In 2012, EUR 192 million of loan disbursements were supported by the ERP Special Fund.

The terms of export and project finance loans funded in the capital markets are based on the cost of funds to KfW, plus a margin intended to cover the administrative cost of the loan, the credit risk and a return on the bank’s capital. Because the Federal Republic is a member of the OECD, loans financed with ERP Special Fund funds or under the CIRR scheme for the shipping industry must comply with OECD regulations, which provide for minimum interest rates and maximum credit periods. Margins on these loans are also generally intended to cover all the risks of such loans as well as administrative costs and a return on capital. In addition, KfW IPEX-Bank charges customary banking fees for reserving and providing financing and for handling. Foreign-currency denominated loans are hedged through matched funding or other mechanisms.

Promotion of Developing and Transition Countries

In its promotion of developing and transition countries business, KfW, on behalf of the Federal Republic, provides financial assistance to developing countries and countries in transition, either through KfW Entwicklungsbank (KfW Development Bank), which promotes mainly public sector development cooperation activities, or through DEG, which promotes private-sector investments in developing countries.

The following table sets forth KfW’s commitments for its promotion of developing and transition countries business in 2012 and 2011:

PROMOTION OF DEVELOPING AND TRANSITION COUNTRIES COMMITMENTS

	Year ended December 31,
	2012	2011
	(EUR in millions)
KfW Entwicklungsbank	4,916	4,532
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,328	1,223

Total commitments	6,244	5,755

KfW Entwicklungsbank (KfW Development Bank)

KfW acts as the Federal Republic’s international development bank, extending loans and disbursing grants mainly to foreign public sector borrowers and recipients. In 2012, approximately 33% of these loans and grants were refinanced from federal budget funds provided to KfW. All of KfW’s international development activities are made according to instructions from the Federal Government. Mandates and all funds from the Federal Government involved in loan commitments and grants do, by their nature, not appear on KfW’s statement of financial position.

KfW extends financial cooperation loans in three ways:

•	Traditional Financial Cooperation Loans (FZ-Standardkredite) that are extended for the account of the Federal Republic;

•

Financial Cooperation Development Loans (FZ-Entwicklungskredite), in which KfW offers its own funds as an additional source of financing. For these loans, federal budget funds at low interest rates or grant funds are combined with funds from KfW that are refinanced in the capital markets. Roughly 65% of the portion refinanced with KfW funds is guaranteed either by a special guarantee facility of the Federal Republic or by export credit agencies. Interest rates and related terms of Financial Cooperation Development Loans are significantly more favorable to the borrower than market terms and, therefore, meet the requirements for recognition as official development assistance (ODA); and

•

Financial Cooperation Promotional Loans (FZ-Förderkredite), which are funded solely through funds raised by KfW in the capital markets. Since 2012, FZ-Förderkredite have been eligible for guarantees by a special guarantee facility of the Federal Republic. They may also meet the requirements for recognition as official development assistance (ODA) as they offer more favorable terms to the borrower than market terms.

Generally, interested foreign governments submit applications for financial cooperation to the Federal Government, which then asks KfW to appraise the proposed projects. In the case of Financial Cooperation Promotional Loans, project sponsors may submit their proposals directly to KfW. KfW maintains a staff of economists, engineers and other specialists to assist in the appraisal and development of projects. KfW receives fees from the Federal Republic for loans and grants extended for the account of the Federal Government and Development Loans, calculated as a percentage of outstanding loans and grants, as far as they are financed out of the federal budget. Based on KfW’s appraisal and its recommendation, the Federal Republic decides whether or not to fund a particular project. Upon a favorable decision and upon determination of the terms and conditions of financing, KfW enters into a loan or grant agreement with the recipient country or, if applicable, the individual agency responsible for the project, in which case the obligations under that agreement would then usually be fully guaranteed by the respective recipient country.

Financial cooperation loans and grants are disbursed according to the progress of the relevant project, and KfW monitors the utilization of funds in order to verify compliance with the provisions of the loan or grant agreement.

The following table shows KfW Entwicklungsbank’s commitments in 2012 and 2011:

KFW ENTWICKLUNGSBANK COMMITMENTS

	Year ended December 31,
	2012	2011
	(EUR in millions)
Loan commitments	3,382	2,854
of which federal funds	292	279
of which KfW’s funds refinanced in the capital markets	3,091	2,575
Grant commitments	1,347	1,336
Mandates (1)	187	343

Total commitments	4,916	4,532

(1)	Mandates are grants funded by governmental or supranational entities and distributed using KfW’s expertise and channels.

Total commitments of KfW Entwicklungsbank increased by 8% to EUR 4,916 million in 2012 (2011: EUR 4,532 million). The relative share of loan commitments that were refinanced in the capital markets increased to 91% in 2012 (2011: 90%).

In 2012, Asia accounted for 33% of KfW Entwicklungsbank’s commitments; sub-Saharan Africa, for 18%; Europe/Caucasus, for 23%; Latin America, for 8%; Middle East/North Africa, for 14%; and transregional commitments accounted for 5%.

The following table shows KfW Entwicklungsbank’s commitments by sector in 2012:

	Year ended December 31,
	2012
	(EUR in millions)	(in % of total)
Social infrastructure	1,955	40
Financial sector	1,159	24
Economic infrastructure	1,092	22
Production sector	208	4
Others (1)	503	10

Total commitments	4,916	100

(1)	Consists of commitments made for climate and nature protection projects and emergency assistance in crisis situations.

DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH

DEG, a German limited liability corporation, is a legally independent entity founded in 1962. DEG is located in Cologne, Germany. In 2001, KfW acquired DEG from the Federal Republic. Since that year, DEG has been fully consolidated in KfW’s consolidated financial statements. As of December 31, 2012, DEG maintained 13 representative offices in developing or transition countries. In 2012, DEG employed an average of 473 persons (2011: 457).

DEG’s activities extend to various countries in Africa, Asia, Latin America, and Central and Eastern Europe. DEG aims to establish and expand private enterprise structures in these countries as a contribution to sustainable growth and lasting improvement in the living conditions of the local population. To this end, DEG provides long-term capital for private enterprises investing in developing countries. In addition, DEG provides both finance and consultancy services in customized packages on a project by project basis.

DEG pursues four key economic aims in its private sector development policy:

•	promoting direct investment, including through DEG’s own venture capital activity;

•	providing long-term debt financing to investment projects;

•	supporting pioneer investors in new countries and regions; and

•	strengthening local capital markets through financial sector development.

DEG conducts its activities in cooperation with commercial banks rather than in competition with them. In its activities, DEG acts in accordance with commercial principles. Accordingly, it does not provide subsidized financing, but instead offers financing solely on commercial terms and conditions. DEG also seeks to mobilize other partners to provide additional capital for investment in its projects.

As an instrumentality serving public policy objectives of the Federal Government, DEG has been granted a favorable tax status under which only part of DEG’s activities are subject to corporate income tax. DEG does not distribute profits but instead re-channels them into new investments.

DEG’s obligations do not benefit from the Guarantee of the Federal Republic or from Anstaltslast, and while DEG’s indebtedness is reflected in KfW’s consolidated statement of financial position, its debt represents obligations of DEG and not of KfW. In June 2001, KfW and DEG entered into a refinancing agreement, pursuant to which KfW acts as sole issuer in the capital markets and provides DEG with mid- and long-term capital market funds according to DEG’s capital needs. In addition, internal agreements have been reached concerning the respective fields of business activities, the mutual use of offices abroad, joint public relations activities and joint information technology management.

The following table shows DEG’s commitments in 2012 and 2011:

DEG COMMITMENTS

	Year ended December 31,
	2012	2011
	(EUR in millions)
Loans	822	710
Equity participations	349	274
Mezzanine financing	157	235
Guarantees	—	4

Total commitments	1,328	1,223

Capital Markets

KfW’s capital markets business area comprises KfW’s securitization programs, its ABS (asset-backed securities) and ABCP (asset-backed commercial paper) Portfolio, a program for the refinancing of export loans and the responsibility for granting certain global loans. All of these activities are part of KfW’s promotional activities. Furthermore, this business area includes the group’s treasury activities, including its funding activities and its financial asset management, as well as other capital markets-related activities currently consisting of privatization initiatives relating to Deutsche Telekom AG and Deutsche Post AG and the provision of a loan facility to Greece on behalf of the Federal Government. The following table shows capital markets commitments and the amount of new funds raised in the capital markets for each of the years indicated.

CAPITAL MARKETS KEY FIGURES

	Year ended December 31,
	2012	2011
	(EUR in millions)
Capital markets commitments	3,557	1,147
of which securitization program commitments	925	—
of which ABS and ABCP Portfolio	825	486
of which program for the refinancing of export loans	1,206	651
of which global loans	575	10
New funds raised in the capital markets	78,657	79,683

Synthetic Securitization Programs

For a number of years, KfW has been running a synthetic securitization program known as PROMISE (Program for “Mittelstand” Loan Securitization) to promote the lending activities of banks to German SMEs. The program helps banks to transfer the credit risk on their SME portfolios to the capital markets. In addition, KfW established PROVIDE, a synthetic securitization program for residential mortgage loans.

Both programs were initially designed under the regulatory regime of Basel I. With the introduction of the regulatory regime of Basel II in the European Union in 2007 and the related alignment of regulatory capital requirements to actual risk, the demand from financial institutions for securitization transactions entered into under KfW’s synthetic securitization programs decreased significantly.

In 2012, one transaction in the amount of EUR 0.9 billion was concluded under the PROMISE program (2011: no transaction). At year-end 2012, KfW’s securitization commitments outstanding amounted to EUR 4.6 billion (year-end 2011: EUR 8.4 billion).

All securitization transactions to date have followed a standardized basic structure under which KfW acts as intermediary between originating banks and the capital markets. In principle, KfW transfers the entire credit risk assumed in connection with the transactions to third parties via credit linked certificates of indebtedness and financial guarantees. Between 2005 and 2007, KfW selectively retained parts of AAA-rated senior tranches in transactions under the securitization programs. As of December 31, 2012, one retained senior tranche was outstanding, amounting to EUR 1 million (year-end 2011: one retained senior tranche amounting to EUR 46 million).

There was no material change in 2012 with respect to the level of risk that KfW incurred as a result of changes in the ratings of transactions concluded under the securitization programs.

ABS and ABCP Portfolio

In 2012, KfW invested EUR 0.8 billion (2011: EUR 0.5 billion) in senior tranches of securitized assets (e.g., SME lease and loan portfolios) as well as asset-backed commercial paper in order to enable SMEs to benefit from sustainable and stable refinancing.

Program for the Refinancing of Export Loans

KfW offers commercial banks long-term refinancing of export loans covered by HERMES, the official German export credit insurer. These loans are guaranteed by the Federal Republic through HERMES, such that KfW’s exposure is fully covered by the Federal Republic. In 2012, KfW made commitments of EUR 1.21 billion (2011: EUR 0.65 billion) under this program.

Global Loans

KfW grants non program-based global loans to financial institutions in Germany to refinance leasing contracts to SMEs. In addition, KfW, mainly in cooperation with the European Commission, extends global loans for the refinancing of energy efficiency and renewable energy projects in form of a lump sum to selected financial institutions in Europe. These institutions then break down the global loans and extend individual loans to SMEs and municipalities. In 2012, global loans amounted to EUR 0.58 billion (2011: EUR 0.01 billion).

Special Mandate by the Federal Government

Loan Facility to Greece. KfW supports the Federal Republic in conducting EU-wide financial support measures for Greece. In 2010, the Federal Government mandated KfW in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) to participate in a loan facility to Greece on behalf of the Federal Republic. All risks resulting from this loan facility are covered by a guarantee of the Federal Republic.

In 2012, the loan facility to Greece has been reduced from EUR 22.3 billion to the amount disbursed, which totaled EUR 15.2 billion.

KfW is neither involved in any further financial support measures of the Euro Area Member States to Greece nor to any other Euro Area Member State.

Funding

KfW Bankengruppe’s principal sources of funds are the international financial markets and public funds, with the majority of lending in its business areas being financed from funds raised by KfW in the international financial markets. KfW Bankengruppe’s consolidated balance sheet total at year-end 2012 was EUR 511.6 billion. EUR 453.8 billion, or 89% of this amount, was financed through borrowings (i.e., from financial market funds or public funds). In addition, at year-end 2012, KfW had EUR 18.6 billion in liabilities held in trust (i.e., for which the Federal Government provides the funding and assumes all risks), which do not appear on KfW’s consolidated statement of financial position. In line with the focus on mid-term and long-term loans within its loan portfolio resulting from its promotional business, approximately 72% of KfW Bankengruppe’s total borrowings outstanding at the end of 2012 had remaining maturities of one year or more.

Financial-Market Funds. KfW raises short-term and long-term funds in the international financial markets through the issuance of bonds and notes (including commercial paper) and by incurring loans against debt certificates (Schuldscheindarlehen). Long-term funding with initial maturities of more than one year (referred to as “capital-market funding” below) represents the most important source of funding. Short-term borrowings with initial maturities of less than one year in the form of commercial paper (referred to as “money-market funding” below) are primarily used for purposes of KfW’s liquidity management. The percentage of capital-market funding outstanding of total financial-market funds outstanding was 95% at the end of 2012.

KfW’s wholly owned finance subsidiary in the United States, KfW International Finance Inc., a Delaware corporation, which had been engaged in refinancing activities for KfW until 2008 and then ceased further operations, filed a certificate of dissolution under Delaware law in July 2010.

All amounts stated in connection with KfW’s capital- and money-market funding transactions or funding volume are, unless stated otherwise, based on net proceeds to KfW, which are calculated as principal amount less discount and underwriting commissions, if any.

Capital-Market Funding. KfW’s capital-market funding policy pursues a dual objective: to achieve the most favorable terms possible for funds raised in the capital markets; and to minimize, to the extent practicable, the effects of changes in interest rates and foreign exchange rates mainly through interest rate and currency risk hedging instruments and, to a more limited extent, by matching funding liabilities with loan assets. In order to achieve favorable terms for funds raised, KfW maintains an active presence in all major capital markets and utilizes a broad range of funding instruments in various currencies, covering a range of maturities.

KfW’s capital-market funding is based on three pillars: its “benchmark” bond programs (in euro and U.S. dollar); publicly-placed bonds outside the benchmark programs; and “private placements,” which is a term KfW uses in the commercial sense to refer to sales to a specific investor or a limited number of investors. In 2012, benchmark bonds accounted for a funding volume of EUR 46.1 billion, or 59% of KfW’s total capital-market funding. The two other funding sources accounted for EUR 28.0 billion, or 36%, and EUR 4.1 billion, or 5%, respectively. Less than 1% were funded by Schuldscheindarlehen and credit-linked notes. Total capital-market funding in 2012 amounted to EUR 78.7 billion (2011: EUR 79.7 billion).

In 2012, KfW’s total new capital-market funding was raised in 15 different currencies and more than 210 separate capital market transactions. KfW’s core currencies are the euro and the U.S. dollar, which together accounted for 81% of KfW’s total new capital-market funding in 2012. In 2012, the volume of new funds raised in pound sterling increased slightly from 6% to 7%, making it again KfW’s third most significant funding currency. After two years of strong demand for KfW issues in Australian dollar, the share of new funds issued in Australian dollar decreased slightly to 6% (2011: 7%). The volume of Japanese yen funding remained stable at 2% (2011: 2%).

KFW’S TOTAL NEW CAPITAL-MARKET FUNDING VOLUME 2012 BY CURRENCIES

	EUR in billions	In % of total
Euro (EUR)	38.4	49
U.S. dollar (USD)	25.0	32
Pound sterling (GBP)	5.2	7
Australian dollar (AUD)	4.3	6
Japanese yen (JPY)	1.6	2
Other currencies (e.g., SEK, NOK and TRY)	4.1	5

Total	78.7	100

KfW expects the volume of funding to be raised in the capital markets in 2013 to be in a range of EUR 70 billion to EUR 75 billion.

The most important source of capital-market funding for KfW Bankengruppe are bond and note issues followed by Schuldscheindarlehen. At year-end 2012, the amount of outstanding bonds and notes issued by KfW totaled EUR 388.0 billion, representing a EUR 20.0 billion increase from EUR 368.0 billion outstanding at year-end 2011. The amount of new bonds and notes issued in the capital markets was EUR 78.2 billion in 2012 (2011: EUR 77.8 billion).

In 2012, KfW sold six bond issues in an aggregate principal amount of EUR 29 billion under its euro benchmark program and six note issues in an aggregate principal amount of USD 22.5 billion under its U.S. dollar program. In addition to the benchmark issues, four additional global bonds denominated in U.S. dollar and Canadian dollar were issued by KfW in 2012.

KFW’S BENCHMARK BOND ISSUES IN 2012

	Aggregate principal amount in billions	Initial maturity (in years)	Interest rate in % per annum
U.S. $-Benchmark I/2012	USD 4.5	3	1.000
U.S. $-Benchmark II/2012	USD 3.0	10	2.625
U.S. $-Benchmark III/2012	USD 5.0	5	1.250
U.S. $-Benchmark IV/2012	USD 4.0	3	0.625
U.S. $-Benchmark V/2012	USD 3.0	5	0.875
U.S. $-Benchmark VI/2012	USD 3.0	10	2.000
Euro-Benchmark I/2012	EUR 4.0	10	2.500
Euro-Benchmark II/2012	EUR 5.0	5	1.375
Euro-Benchmark III/2012	EUR 5.0	7	1.875
Euro-Benchmark IV/2012	EUR 5.0	3	0.625
Euro-Benchmark V/2012	EUR 5.0	5	0.875
Euro-Benchmark VI/2012	EUR 5.0	7	1.250

Of outstanding borrowings, Schuldscheindarlehen continue to be KfW’s second most important capital-market funding instrument, with EUR 9.5 billion outstanding at year-end 2012. Of this amount, EUR 2.4 billion was included on KfW’s consolidated statement of financial position in liabilities to banks and EUR 7.2 billion in liabilities to customers. Schuldscheindarlehen are a special instrument of the German capital market, under which the lending entity (generally a bank, insurance company or public pension fund) receives a certificate evidencing its loan to the borrower and the terms of such loan. Maturities on Schuldscheindarlehen range from one to 30 years, thereby providing a high degree of flexibility to both the borrower and the lender. Transferable only by way of assignment, Schuldscheindarlehen have only limited liquidity in the interbank secondary market.

The following table sets forth summary information concerning KfW’s outstanding bonds and notes as well as Schuldscheindarlehen with an initial maturity of more than one year and issued in the capital markets.

INFORMATION ON ISSUES OF FUNDED DEBT OF KFW BANKENGRUPPE

(AS OF DECEMBER 31, 2012)

Currency	Number of transactions	Interest type	Average interest rate in % per annum (1) (2)	Year of issue	Year of maturity	Average time to maturity in years (2)	Aggregate principal amount outstanding in currency	Aggregate principal amount outstanding in EUR (3)
AUD	32	FIXED	5.70	2003-2012	2013-2028	4.5	27,027,212,000	21,261,179,987
AUD	10	FLOATING	2.74	2008-2012	2013-2016	1.8	977,420,000	768,895,532
BRL	1	FIXED	0.00	2006	2017	4.7	300,000,000	110,895,481
BRL	17	FLOATING	N/A	2006-2012	2013-2020	2.0	3,074,040,000	1,136,323,815
CAD	15	FIXED	3.59	2004-2012	2013-2037	5.9	4,920,200,000	3,745,299,536
CHF	11	FIXED	2.70	2005-2010	2013-2037	7.7	3,905,000,000	3,234,758,118
CHF	1	FLOATING	0.03	2012	2014	1.6	12,000,000	9,940,358
CNY	1	FIXED	2.00	2012	2014	1.4	1,500,000,000	182,385,234
DEM	1	FIXED	0.00	1993	2023	10.3	105,985,000	54,189,270
EUR	199	FIXED	2.70	1980-2012	2013-2044	4.4	152,137,702,378	152,137,702,378
EUR	176	FLOATING	1.05	1998-2012	2013-2073	7.1	15,699,627,854	15,699,627,854
GBP	22	FIXED	4.28	2000-2012	2013-2037	6.1	24,647,785,000	30,201,917,657
GBP	27	FLOATING	0.62	1999-2012	2013-2044	2.3	2,968,065,288	3,636,889,215
HKD	3	FIXED	1.72	2003-2004	2013-2017	2.6	661,000,000	64,639,155
ISK	1	FIXED	7.75	2007	2017	4.4	500,000,000	1,724,138
JPY	58	FIXED	2.13	1995-2012	2013-2038	7.9	421,336,000,000	3,708,617,199
JPY	780	FLOATING	0.24	1996-2012	2013-2042	13.6	1,392,100,000,000	12,253,322,771
MYR	2	FIXED	4.29	2006-2007	2013-2017	2.2	805,000,000	199,517,688
NOK	28	FIXED	4.21	2002-2011	2013-2036	4.3	47,285,000,000	6,434,821,659
NOK	2	FLOATING	1.93	2011	2015-2016	3.0	5,000,000,000	680,429,487
NZD	9	FIXED	5.28	2005-2012	2013-2017	1.3	2,305,200,000	1,436,709,255
NZD	1	FLOATING	3.16	2012	2014	1.1	100,000,000	62,324,712
PEN	1	FLOATING	N/A	2010	2017	4.2	75,000,000	22,238,695
PLN	1	FIXED	4.50	2006	2025	12.1	65,113,006	15,982,574
RON	1	FIXED	6.00	2007	2014	1.2	54,000,000	12,149,848
RUB	2	FIXED	6.96	2012	2016-2017	3.7	9,500,000,000	235,559,578
SEK	12	FIXED	3.90	2006-2011	2014-2031	6.3	33,900,000,000	3,950,128,175
SEK	4	FLOATING	1.70	2008-2012	2015-2020	4.2	4,100,000,000	477,744,116
SGD	1	FIXED	1.13	2010	2014	1.0	200,000,000	124,138,787
TRY	14	FIXED	7.88	2007-2012	2013-2017	1.7	3,132,370,000	1,330,036,941
USD	117	FIXED	2.48	1993-2012	2013-2047	4.5	131,763,490,331	99,866,219,744
USD	48	FLOATING	0.46	2004-2012	2013-2022	1.4	13,308,070,006	10,086,455,969
ZAR	4	FIXED	7.12	2005-2012	2013-2017	2.8	3,200,000,000	286,412,416

Total	1,602					4.9		373,429,177,342

(1)	Interest rate of floating rate note means the applicable interest rate as of December 31, 2012. Floating rate notes for which the interest rate is fixed in arrears are not included in the calculation of the weighted average of the interest rate (marked “N/A” in the table).

(2)	Averages have been calculated on a capital-weighted basis taking into account the principal amount outstanding in euro.

(3)	Conversion into euro at the spot rate using the European Central Bank reference rates on December 31, 2012.

Money-Market Funding. Commercial paper is issued under two commercial paper-programs: the multicurrency commercial paper-program; and the U.S. dollar commercial paper-program. The multicurrency commercial paper-program represents the more important source of short-term liquidity for KfW. As of December 31, 2012, KfW Bankengruppe’s commercial paper outstanding totaled EUR 22.8 billion (year-end 2011: EUR 30.8 billion).

Public Funds. The proportion of public funds in the group’s borrowings was 2% at the end of 2012. The most important source of public funds for KfW is the budget of the Federal Republic. Total long-term and short-term borrowings from funds provided by the federal budget (excluding loans on a trust basis) amounted to EUR 9.3 billion as of December 31, 2012, including EUR 3.0 billion in borrowings which were transferred from the ERP Special Fund due to its reorganization with effect as of July 1, 2007. The group’s long-term and short-term borrowings from the ERP Special Fund amounted to EUR 262 million as of December 31, 2012. Public funds are made available to the group for use in special categories of KfW’s domestic activities and certain export and project finance transactions with developing countries. Public funds are particularly important in the area of financial cooperation, where KfW Entwicklungsbank extends loans and disburses grants to foreign public sector borrowers and recipients in developing and transition countries. Public funds constituted approximately 33% of the sources of funding for KfW Entwicklungsbank’s commitments in 2012.

Derivatives

KfW Bankengruppe generally enters into derivatives transactions for hedging purposes in connection with its financing and funding activities. Accordingly, the substantial majority of its derivatives are interest- or currency-related derivatives. KfW Bankengruppe does not enter into derivatives for trading purposes and does not facilitate the purchase of derivatives on behalf of any entities outside KfW Bankengruppe through brokerage or similar agency activities.

The following tables provide detailed information on KfW Bankengruppe’s derivatives exposures:

KFW BANKENGRUPPE’S DERIVATIVES EXPOSURE

	Notional value		Fair value		Fair value
	As of December 31,		As of December 31, 2012		As of December 31, 2011
	2012	2011	Positive	Negative	Positive	Negative
	(EUR in millions)
Interest-related derivatives	479,612	476,150	25,924	26,859	22,942	21,310
Currency-related derivatives (1)	231,943	235,857	18,524	5,357	18,161	4,892
Credit derivatives as protection buyer	—	150	—	—	1	—
Miscellaneous	93	768	41	40	62	62

Total derivatives (2) (3)	711,648	712,925	44,489	32,256	41,167	26,263
Embedded derivatives accounted for separately	—	—	118	38	327	29

Total balance sheet items “derivatives subject to hedge accounting” and “other derivatives”	711,648	712,925	44,607	32,294	41,494	26,292

(1)	Includes cross-currency swaps.

(2)	Includes derivative financial instruments which are offered by KfW’s wholly-owned subsidiary KfW IPEX-Bank to its customers as hedging instruments in connection with, and related to, financing in the context of its export and project financing activities. In order to hedge the risk arising from these derivative transactions, KfW IPEX-Bank enters into hedging transactions with KfW. In the context of centralizing and aggregating market-facing hedging activities within the group at the parent level, KfW, in turn, hedges itself with corresponding offsetting transactions in the market to the extent necessary. These risk-mitigating hedging transactions entered into by KfW are also disclosed.

(3)	Includes derivative contracts in closed risk positions entered into pursuant to special mandates by the Federal Government in accordance with article 2 paragraph 4 of the KfW Law.

	As of December 31,
	2012	2011
	(EUR in millions)
Total positive fair value before netting	44,489	41,167
Total positive fair value after netting (1)	22,150	20,318
Collateral received	20,190	17,162
of which cash collateral	20,190	17,162

Total positive fair value after netting and collaterals	1,960	3,156

(1)	Presents the effects of netting agreements that do not fulfill the offsetting criteria under IFRS. Due to the strict criteria for offsetting financial instruments under IAS 32, KfW Bankengruppe’s consolidated statement of financial position does not reflect any netting effects with respect to its derivatives.

KfW Bankengruppe’s derivatives activities are reflected in its consolidated statement of financial position in the line items “derivatives used for hedge accounting” and “other derivatives.” For additional information on KfW Bankengruppe’s derivatives exposure, see notes 8, 9, 10, 44, 45, 56, 57 and 71 to the financial statements. For more information on interest and currency risks related to derivatives as well as counterparty default risks, see “KfW—Financial Section—Risk Report—Market Price Risk” and “—Types of Risks,” respectively.

Asset Management

As of December 31, 2012, KfW Bankengruppe held financial assets in an amount of EUR 31.6 billion (year-end 2011: EUR 31.9 billion). See “Financial Section—Financial Review—Financial Performance of KfW Bankengruppe—Development of Net Assets” for more information concerning financial assets. EUR 21.1 billion, or 67%, of all financial assets were held in the form of negotiable securities for liquidity purposes. The remaining financial assets were securities held as surrogate for loans or as equity investments in the context of KfW’s promotional business (e.g., ABS and ABCP Portfolio or DEG’s direct investments), as well as liquidation portfolios. Finally, equity participations held, directly or indirectly, by KfW made up only a very limited amount of the group’s financial assets. The following table presents the amounts of financial assets held at the end of 2012 for the group’s most important securities portfolios:

KFW BANKENGRUPPE’S MOST IMPORTANT ASSET MANAGEMENT PORTFOLIOS

December 31, 2012 (EUR in billions)
Liquidity portfolios	21.1
Liquidation portfolios	0.8
of which managed by external portfolio managers	0.4

Total	21.9

Liquidity Portfolio. KfW pursues a conservative liquidity management strategy. For this purpose, KfW holds financial assets in its liquidity portfolio, which is managed by KfW’s Financial Markets department. The bulk of securities held in this portfolio are denominated in euro, with the remainder denominated in U.S. dollar. For its liquidity portfolio, which KfW holds as liquidity reserve, KfW purchases medium-term securities issued by banks, primarily covered bonds (Pfandbriefe), as well as bonds of public sector issuers and supranational institutions or agencies. The bulk of euro-denominated bonds included in KfW’s liquidity portfolio is eligible as collateral with the European Central Bank and enables KfW to enter into repurchase agreements in refinancing operations within the European System of Central Banks via the Deutsche Bundesbank. At the end of 2012, KfW held securities in the aggregate amount of EUR 21.1 billion in its liquidity portfolio. For financial reporting purposes, securities denominated in U.S. dollar were converted into euro at the currency exchange rate as of December 31, 2012. In addition to these securities, as of December 31, 2012, KfW held money-market assets (overnight and term loans as well as reverse repurchase transactions) for liquidity management purposes in the amount of EUR 41.7 billion.

Liquidation Portfolios. Due to changes in its asset management strategy in 2009, KfW reduced the investment of a portion of its own funds in securities, or income portfolios, and has restructured these into liquidation portfolios. The size of these portfolios decreased continuously in 2012. The remaining amount invested in liquidation portfolios denominated in euro and U.S. dollars amounted to EUR 0.8 billion as of December 31, 2012, and is in part managed by external managers and in part by KfW. Securities formerly owned by IKB Deutsche Industriebank (“IKB”) of Germany, which were transferred to KfW in the course of the IKB rescue, were part of the liquidation portfolio, but have been reduced to zero in the course of 2012. As previously reported, IKB had been seriously affected by the crisis in the U.S. subprime mortgage market, such that KfW, which at the time held a stake in IKB, and several of the German banking associations together provided substantial support and risk protection to IKB in 2007 and 2008.

Privatization Initiatives

KfW has been mandated by the Federal Government to take measures with respect to the privatization of Deutsche Telekom AG and Deutsche Post AG. Pursuant to a special mandate by the Federal Government and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft), KfW acquired and sold shares of both Deutsche Telekom AG and Deutsche Post AG in various transactions since 1997. In furtherance of the privatization initiatives of the Federal Government, KfW sold those shares through, among other transactions, German and international public offerings, private placements, block trades, exchangeable bonds and other transactions. Pursuant to an arms-length agreement with the Federal Government, KfW is protected against the market risk of these transactions. The agreement provides that KfW will receive a percentage of any market value increase in the shares acquired and sold, plus a fee for its services.

In the case of Deutsche Telekom AG, the number of shares held by KfW remained unchanged in 2012. At year-end 2012, KfW held 735.7 million shares of Deutsche Telekom AG, which represented a stake of approximately 17% (year-end 2011: 17%). To KfW’s knowledge, the Federal Republic continued to hold a direct stake of approximately 15% in Deutsche Telekom AG at year-end 2012 (year-end 2011: 15%).

On September 11, 2012, KfW sold 60 million shares of Deutsche Post AG to institutional investors in an accelerated bookbuilding process. This sale represents a continuation of Deutsche Post AG’s privatization process, which was conducted in close consultation with the Federal Ministry of Finance. At year-end 2012, KfW held 308.3 million ordinary registered shares of Deutsche Post AG, which represented a stake of approximately 25.5% (year-end 2011: 30.5%). To KfW’s knowledge, the Federal Republic does not hold any shares in Deutsche Post AG.

KfW has issued two exchangeable bonds due in June 2013 and July 2014 in aggregate principal amounts of EUR 3,300 million and EUR 750 million, which are exchangeable into ordinary registered shares of Deutsche Telekom AG and Deutsche Post AG, respectively. Upon exchange in full of these bonds, KfW’s ownership interest in Deutsche Telekom AG and Deutsche Post AG would be reduced by approximately 245.6 million and 54.5 million shares, respectively. On April 10, 2013, KfW submitted a release according to article 21 section 1 of the German Securities Trading Act (Wertpapierhandelsgesetz – WpHG) announcing that its stake in Deutsche Post AG had fallen below the 25% threshold of voting rights of Deutsche Post AG. KfW’s stake in Deutsche Post AG declined due to exercises of the exchange right attached to KfW’s exchangeable bonds that are exchangeable into shares of Deutsche Post AG.

Given the above-mentioned agreement with the Federal Government, KfW’s holdings in shares of Deutsche Post AG and Deutsche Telekom AG are not included in financial assets, but are presented on KfW’s consolidated statement of financial position as loans and advances to customers.

The Federal Government may sell further stakes in Deutsche Telekom AG to KfW in 2013. KfW expects its holdings in Deutsche Telekom AG and Deutsche Post AG shares to be reduced in the medium term.

Strategic Shareholdings

KfW’s most important strategic shareholdings are DEG, which is held directly by KfW, and KfW IPEX-Bank, which is held indirectly via KfW IPEX-Beteiligungsholding GmbH. KfW Beteiligungsholding GmbH, a direct subsidiary of KfW, holds several other strategic subsidiaries and equity participations. At year-end 2012, important assets of KfW Beteiligungsholding GmbH consisted of 100% stakes in Finanzierungs- und Beratungsgesellschaft mbH, ASTRA-Grundstücksgesellschaft mbH and tbg Technologie-Beteiligungs-Gesellschaft mbH.

EADS

At year-end 2012, KfW held a (direct and indirect) equity stake of approximately 8.56% in European Aeronautic Defence and Space Company EADS N.V. (“EADS”), a European aerospace and defense company, which holds, among other participations, a majority interest in Airbus S.A.S. The investments of KfW Bankengruppe in EADS were made pursuant to a special mandate of the Federal Government in accordance with article 2 paragraph 4 of the KfW Law, which authorizes the Federal Government to direct KfW to take measures in connection with matters in which the Federal Republic has an interest (Zuweisungsgeschäft). KfW is fully protected by the Federal Republic against any economic risks resulting from its investment in EADS.

In 2007, KfW, together with 14 other investors, agreed to acquire jointly from DaimlerChrysler group (now Daimler group) a stake of, at that time, 7.5% in EADS (the “EADS stake”), of which the economic interest was held through the special purpose vehicle Dedalus GmbH & Co. KGaA (“Dedalus”). As a result, KfW was exposed to the economic risk equivalent to holding an equity stake of approximately 0.975% in EADS. Voting rights in the EADS stake remained with the Daimler group, and neither KfW nor any of the other investors were entitled — either directly or indirectly — to exercise any voting rights attached to the EADS stake. The interests of KfW and the other investors in Dedalus and the EADS stake were subject to various resale restrictions.

In 2012, the Daimler group announced that it intended to sell its remaining stake in EADS. In this respect, several investors in Dedalus also indicated their intention to sell their interests in Dedalus and respectively in EADS together with the Daimler group. As the Federal Government regards the ownership structure of EADS as a matter of strategic national interest, in December 2012, EADS, the Federal Republic, France and Spain agreed on a revised government shareholding arrangement regarding EADS, which allows the Federal Republic to directly or indirectly own an equity stake in EADS of 12%. In this context, the Federal Government mandated KfW Bankengruppe to directly or indirectly acquire and hold an equity stake in EADS on behalf of the Federal Republic of up to 12%.

Following its announcement, in December 2012, the Daimler group reduced its stake in EADS by 7.44 percentage points by placing 61.1 million shares of EADS in an accelerated bookbuilding process with international investors. As part of this offering, KfW acquired 22,725,182 shares of, or a 2.76% equity stake, in EADS from the Daimler group for a price of EUR 27.23 per share. Furthermore, KfW through KfW Beteiligungsholding GmbH indirectly acquired an additional 39,723,169 shares of EADS, which are pooled in Dedalus. At year-end 2012, KfW Beteiligungsholding GmbH together with its initial investment in Dedalus held a 78% stake in Dedalus, which, in turn, held a 7.44% economic interest in EADS.

At the beginning of April 2013, France, Germany and Spain entered into a new shareholders’ agreement. The Dedalus consortium was dissolved and KfW and the remaining investors hold their respective equity stakes in EADS directly and indirectly through Gesellschaft zur Beteiligungsverwaltung GZBV mbH & Co. KG.

Upon consummation of an announced intended share buy-back of EADS, the total equity stake in EADS held by KfW and the remaining investors in Dedalus is expected to increase from 10.2% to 12%.

CAPITALIZATION

CAPITALIZATION OF KFW BANKENGRUPPE AS OF DECEMBER 31, 2012

(EUR in millions)
Borrowings
Short-term funds	23,356
Bonds and other fixed-income securities	388,022
Other borrowings	39,170
Subordinated liabilities (1)	3,247

Total borrowings	453,795

Equity
Paid-in subscribed capital (2)	3,300
Capital reserve (3)	6,197
Reserve from the ERP Special Fund	1,113
Retained earnings	7,783
Fund for general banking risks	2,350
Revaluation reserve	-51

Total equity	20,692

Total capitalization	474,487

(1)	Includes assets transferred from the ERP Special Fund in form of a subordinated loan of EUR 3,247 million.

(2)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million in 2012, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(3)	Includes equity capital in form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 4,900 million.

MANAGEMENT AND EMPLOYEES

The bodies of KfW are the Executive Board (Vorstand) and the Board of Supervisory Directors (Verwaltungsrat).

Executive Board

The Executive Board is responsible for the day-to-day conduct of KfW’s business and the administration of its assets. Typically, members of the Executive Board are initially appointed for a maximum of three years by the Board of Supervisory Directors. After this first tenure each member may be repeatedly reappointed for, or his or her term of office may be repeatedly extended by, up to five years by the Board of Supervisory Directors. Each Member of the Executive Board is responsible for certain aspects of KfW’s activities but shares the responsibility for actions taken by the Executive Board.

The following biographical information on the current members of the Executive Board includes their ages as of May 16, 2013, the year in which they were appointed, and their current positions and areas of responsibility.

Dr Ulrich Schröder

Age: 61

Dr Ulrich Schröder joined KfW Bankengruppe as member of the Executive Board and as Chief Executive Officer of KfW’s Executive Board in September 2008. He is in charge of Management Affairs and Communication, Group Development and Economics, Internal Auditing, Compliance, and Sustainability. In December 2012, the Board of Supervisory Directors reappointed Dr Schröder for a second term as member of the Executive Board and as Chief Executive Officer of KfW. Dr Schröder’s current tenure will end in 2017.

Dr Schröder studied law and business administration at the University of Münster, Germany, and received his doctorate in law in 1983. He joined Westdeutsche Landesbank Girozentrale (WestLB), Düsseldorf/Münster, Germany, in 1983. Following various management positions, amongst others in the corporate clients unit, as a branch manager and board member of WestLB France, Paris, and as the manager of West LB’s chemicals/life sciences unit, he was appointed to the Managing Board of WestLB in April 2002. In August 2002, he joined the Managing Board of the newly established NRW.BANK, Düsseldorf/Münster, Germany, and was appointed chairman of the Managing Board in 2006.

Dr Schröder is a member of the Supervisory Boards of Deutsche Post AG, Bonn, Germany, Deutsche Telekom AG, Bonn, Germany, DEG, Cologne, Germany, and the “2020 European Fund for Energy, Climate Change and Infrastructure,” Luxembourg.

In addition, Dr Schröder is a member of the Advisory Board of HSBC Trinkaus & Burkhardt AG, Düsseldorf, Germany, and a member of the Economic Advisory Board of Fraport AG, Frankfurt am Main, Germany.

Dr Günther Bräunig

Age: 57

Dr Günther Bräunig became a member of KfW’s Executive Board in October 2006. He is in charge of Financial Markets, Central Services, Human Resources, and Legal Affairs. Dr Bräunig’s current tenure will end in 2016.

Dr Bräunig joined KfW Bankengruppe in September 1989 to head the International Capital Market department. He subsequently held management positions in the Credit Affairs department and the Management Affairs department. In 1996, he became Senior Vice President and Head of Management Affairs. In May 2000, he was appointed Executive Vice President of KfW. Between August 2007 and October 2008 he served as Chief Executive Officer of IKB Deutsche Industriebank AG, Düsseldorf, Germany, while this bank was bailed out and subsequently sold by KfW, which at that time was IKB’s major shareholder. During the period of this latter appointment, Dr Bräunig temporarily ceased to perform his functions as member of the Executive Board of KfW.

Dr Bräunig studied law at the Universities of Mainz, Germany and Dijon, France and obtained a doctorate in law at the University of Mainz, Germany. His professional career began in 1984 with COMMERZBANK Aktiengesellschaft, Frankfurt am Main, Germany, in the Investment Banking department. Between 1986 and 1989, he worked for Airbus Industrie S.A.S. as Sales Finance Director in Toulouse, France and Washington, D.C., USA.

Dr Bräunig is a member of the Supervisory Boards of Deutsche Pfandbriefbank AG, Munich, Germany and Hypo Real Estate Holding AG, Munich, Germany. He is also member of the Conseil d’Orientation of OSEO, Paris, France, and chairman of the Advisory Council of True Sale International GmbH, Frankfurt am Main, Germany.

Dr Norbert Kloppenburg

Age: 57

Dr Norbert Kloppenburg became a member of KfW’s Executive Board in January 2007. Dr Kloppenburg is in charge of International Finance (KfW Entwicklungsbank, DEG, Export and Project Finance). Dr Kloppenburg’s current tenure will end in 2016.

Dr Kloppenburg joined KfW Bankengruppe in 1990 as Project Manager in the West Africa department of KfW Entwicklungsbank. In 1998, he became First Vice President and Head of the Export and Project Finance, Energy and Environmental Technology department. In 2002, he became Senior Vice President and Head of the Asia and Europe department of KfW Entwicklungsbank.

Dr Kloppenburg studied agricultural economics and social sciences at the University of Bonn, Germany and obtained an agricultural doctorate there. From 1982 until 1989, Dr Kloppenburg worked as a consultant for the Ministry of Planning in Bujumbura, Burundi. From 1985 to 1989, he worked as a representative of the German Konrad-Adenauer-Foundation in New Dehli and Madras, India.

Dr Kloppenburg serves as chairman of the Supervisory Board of KfW IPEX-Bank, Frankfurt am Main, Germany, deputy chairman of the Supervisory Board of DEG, Cologne, Germany, and is member of the Supervisory Boards of Deutsche Flugsicherung GmbH, Langen, Germany, Deutsche Energie-Agentur, Berlin, Germany, and Hamburger Hafen und Logistik AG, Hamburg, Germany.

Dr Edeltraud Leibrock

Age: 48

Dr Edeltraud Leibrock joined KfW Bankengruppe as a member of KfW’s Executive Board in October 2011. She is in charge of Organization and Consulting, Transaction and Collateral Management, and Information Technology. Dr Leibrock’s current tenure will end in 2015.

From 2009 to 2011, Dr Leibrock directed the Group IT division of BayernLB, Munich, Germany, as its Chief Information Officer and Executive Manager. From 2000 to 2009, she worked as a management consultant at the Boston Consulting Group, focusing on banks and financial services. From 1998 to 1999, Dr Leibrock was a visiting scientist at NOAA (National Oceanic and Atmospheric Admin / Department of Commerce) in Boulder, Colorado, USA.

Dr Leibrock studied mathematics, biology and physics at the University of Regensburg, Germany, and graduated with degrees in biology and physics in 1992. In 1996, she obtained a doctorate in natural sciences at the Technical University Hamburg, Germany.

Dr Leibrock does not have any external directorships subject to disclosure.

Bernd Loewen

Age: 47

Bernd Loewen joined KfW Bankengruppe as a member of KfW’s Executive Board in July 2009. He is in charge of Risk Management and Controlling, Accounting, Restructuring, and Loan Portfolio Servicing. Mr Loewen’s current tenure will end in 2014.

Mr. Loewen studied business administration at the University of Münster, Germany and graduated in 1991. From 2005 to 2009, he was a member of the Management Board of BRE Bank SA, Warsaw, Poland. Prior to that, he worked nine years at COMMERZBANK Aktiengesellschaft, first in the Frankfurt am Main, Germany, based Group Strategy and Equity Derivatives Trading departments and later as Managing Director of the New York, USA, based subsidiary Commerz Capital Markets Corporation.

Mr. Loewen is member of the Supervisory Board of KfW IPEX-Bank, Frankfurt am Main, Germany, and advisory member of the steering committee of the Federal Agency for Financial Market Stabilization (FMSA), Frankfurt am Main, Germany.

Dr Axel Nawrath

Age: 59

Dr Axel Nawrath joined KfW Bankengruppe as a member of KfW’s Executive Board in April 2009. He is responsible for Domestic Promotional Business (KfW Mittelstandsbank, KfW Privatkundenbank, KfW Kommunalbank), Sales, New Loan Processing and Environmental Issues. Dr Nawrath’s current tenure will end in 2014.

Dr Nawrath studied law at the University of Frankfurt am Main, Germany, completing his studies with a doctorate in 1981. Before joining KfW, Dr Nawrath was a State Secretary at the German Federal Ministry of Finance, where, among other positions, he served as chair of the Steering Committee of the Special Financial Market Stabilization Fund (SoFFin), Frankfurt am Main, Germany. Prior to that, he served as Managing Director of Deutsche Börse AG, Frankfurt am Main, Germany, in a managerial capacity at Clearstream Banking AG, Frankfurt am Main, Germany, and as General Manager at Frankfurter Wertpapierbörse, Frankfurt am Main, Germany.

Dr Nawrath is a member of the Supervisory Boards of Deutsche Energie-Agentur GmbH, Berlin, Germany, Saarstahl AG, Völklingen, Germany, and SHS - Stahl-Holding-Saar GmbH & Co. KGaA, Dillingen, Germany. He is also an alternate expert on the European Investment Bank’s Board of Directors, Luxembourg.

For information on the remuneration of the Executive Board, see note 78 to the financial statements.

Board of Supervisory Directors

The Board of Supervisory Directors generally has 37 members and consists of the Federal Minister of Finance; the Federal Minister of Economics and Technology; the Federal Minister of Foreign Affairs; the Federal Minister of Food, Agriculture and Consumer Protection; the Federal Minister of Transport, Building and Urban Development; the Federal Minister for Economic Cooperation and Development; the Federal Minister for the Environment, Nature Conservation and Nuclear Safety; seven members appointed by the Bundesrat; seven members appointed by the Bundestag; five representatives of commercial banks; two representatives of industry; one representative each of the local municipalities, agriculture, crafts, trade and the housing industry; and four representatives of the trade unions. The representatives of the commercial banks, industry, the local municipalities, agriculture, crafts, trade, the housing industry and the trade unions are appointed by the Federal Government after consultation with their constituencies.

The Federal Minister of Finance and the Federal Minister of Economics and Technology are appointed on a year-by-year rotating basis as Chairman and Deputy Chairman of the Board of Supervisory Directors, with the former serving as Chairman for the year 2013. The term of office of all Federal Ministers on KfW’s Board of Supervisory Directors corresponds to their term of office as Federal Minister, while the other members of the Board of Supervisory Directors are personally appointed for a term of three years.

The Board of Supervisory Directors supervises the overall conduct of KfW’s business and the administration of its assets. It may give the Executive Board general or special directives. In particular, the Board of Supervisory Directors (via its Credit Committee) generally must approve, inter alia, short-term financing, loan commitments to a single borrower exceeding EUR 50 million for non-investment grade, or unrated borrowers, certain unsecured loans, and loan commitments exceeding EUR 100 million to investment grade borrowers. The Board of Supervisory Directors may reserve the right to approve other transactions or types of transactions. However, it is not authorized to represent KfW or to commit funds on KfW’s behalf.

The Board of Supervisory Directors has an Executive Committee (Präsidialausschuss), a Credit Committee (Kreditausschuss), and an Audit Committee (Prüfungsausschuss). The Executive Committee is responsible for the handling of legal and administrative matters as well as for business and corporate policy matters of general importance. It may take decisions on the Board of Supervisory Directors’ behalf in urgent matters (Eilentscheidung). The Credit Committee is responsible for approving certain credit (and related) matters as well as the issuance of debt securities, borrowings in foreign countries and swap transactions. The Audit Committee prepares matters relating to financial reporting and risk management but does not have any decision-making power. In particular, the Audit Committee deals with matters such as monitoring the accounting process, the effectiveness of the internal controls system, the internal audit system and the risk management system, the audit of the annual unconsolidated and consolidated financial statements, auditor independence matters and the determination of the main focus points of the audit. While the Chairman of the Board of Supervisory Directors simultaneously acts as Chairman of the Executive Committee and the Credit Committee, the Audit Committee is chaired by a representative of the banking sector. The Chairmen of the committees report regularly to the Board of Supervisory Directors. The Board of Supervisory Directors has the right to reclaim powers that have been delegated to the committees at any time.

As of May 16, 2013, the members of the Board of Supervisory Directors were:

Name	Position
Ilse Aigner	Federal Minister of Food, Agriculture and Consumer Protection
Peter Altmaier	Federal Minister for the Environment, Nature Conservation and Nuclear Safety
Norbert Barthle	Member of Parliament; appointed by the Bundestag
Jan Bettink	President of the Verband Deutscher Pfandbriefbanken; representative of the mortgage banks
Anton F. Börner	President of the Bundesverband Großhandel, Außenhandel, Dienstleistungen (BGA) e.V.; representative of the wholesale and foreign trade sector
Volker Bouffier	Minister President of the State of Hesse; appointed by the Bundesrat
Frank Bsirske	Chairman of ver.di – Vereinigte Dienstleistungsgewerkschaft; representative of the trade unions
Jens Bullerjahn	Minister of Finance of Saxony-Anhalt; appointed by the Bundesrat
Ingeborg Esser	Member of the Board of GdW Bundesverband deutscher Wohnungs- und Immobilienunternehmen e.V.; representative of the housing sector
Georg Fahrenschon	President of the Deutscher Sparkassen- und Giroverband; representative of the savings banks
Hubertus Heil	Member of Parliament; appointed by the Bundestag
Prof Dr Hans-Günter Henneke	Managing Member of the Executive Committee of the German County Association; representative of the local municipalities
Gerhard Hofmann	Member of the Board of Managing Directors of Bundesverband der Deutschen Volksbanken und Raiffeisenbanken e.V. (BVR); representative of the cooperative banks
Bartholomäus Kalb	Member of Parliament; appointed by the Bundestag
Dr Markus Kerber	Executive Director of the Bundesverband der Deutschen Industrie e.V.; representative of the industry
Dr h.c. Jürgen Koppelin	Member of Parliament; appointed by the Bundestag
Dr Gesine Lötzsch	Member of Parliament; appointed by the Bundestag
Claus Matecki	Member of the Federal Executive Committee of Deutscher Gewerkschaftsbund; representative of the trade unions
Dr Michael Meister	Member of Parliament; appointed by the Bundestag
Franz-Josef Möllenberg	Chairman of the Gewerkschaft Nahrung-Genuss-Gaststätten; representative of the trade unions
Dirk Niebel	Federal Minister for Economic Cooperation and Development
Dr Ulrich Nußbaum	Senator for Finance in the city state of Berlin; appointed by the Bundesrat
Dr Peter Ramsauer	Federal Minister of Transport, Building and Urban Development
Dr Philipp Rösler	Federal Minister of Economics and Technology; Deputy Chairman in 2013
Joachim Rukwied	President of the Deutscher Bauernverband e.V.; representative of the agricultural sector
Dr Wolfgang Schäuble	Federal Minister of Finance; Chairman in 2013
Dr Nils Schmid	Minister of Finance of the State of Baden-Württemberg; appointed by the Bundesrat
Andreas Schmitz	President of the Bundesverband Deutscher Banken e.V.; Chairman of the Management Board of HSBC Trinkaus & Burkhardt AG; representative of the commercial banks
Carsten Schneider	Member of Parliament; appointed by the Bundestag

Name	Position
Holger Schwannecke	Secretary General of the Zentralverband des Deutschen Handwerks; representative of the crafts
Erwin Sellering	Minister President of the State of Mecklenburg-Vorpommern; appointed by the Bundesrat
Dr Markus Söder	Minister of Finance of the Free State of Bavaria; appointed by the Bundesrat
Michael Sommer	Chairman of the Deutscher Gewerkschaftsbund; representative of the trade unions
Dr Norbert Walter-Borjans	Minister of Finance of the State of Northrhine-Westphalia; appointed by the Bundesrat
Dr Martin Wansleben	Chief Executive of the Deutscher Industrie- und Handelskammertag (DIHK) e.V.; representative of the industry
Dr Guido Westerwelle	Federal Minister of Foreign Affairs

For information concerning the remuneration of the Board of Supervisory Directors, see note 78 to the financial statements.

Employees

In 2012, KfW Bankengruppe employed an average of 5,190 persons (excluding members of the Executive Board and trainees, but including temporary personnel) (2011: 4,765 persons). Approximately 31% of KfW’s staff is covered by collective bargaining agreements. KfW provides employee benefits such as pensions to its employees.

Of KfW Bankengruppe’s staff, approximately 21% is engaged in KfW’s domestic business activities, 23% in promotion of developing and transition countries, 11% in export and project finance, and the balance in KfW’s accounting, disbursements, collateral, funding and lending support departments and in general administrative and staff functions.

For more information concerning KfW Bankengruppe’s employees, see note 77 to the financial statements.

FINANCIAL SECTION

Financial Statements and Auditors

The consolidated financial statements of KfW included in this annual report have been prepared in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”) and the additional requirements of German commercial law pursuant to § 315a (1) of the German Commercial Code (Handelsgesetzbuch, or “HGB”) and supplementary provisions of the KfW Law. IFRS differs in certain significant respects from accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”), and, as a result, KfW’s consolidated financial statements included in this annual report may differ substantially from financial statements prepared in accordance with U.S. GAAP.

Pursuant to the KfW Law, the annual financial statements of KfW are examined by a Wirtschaftsprüfer (Certified Public Accountant) who is appointed by the Federal Minister of Finance at the proposal of the Board of Supervisory Directors in consultation with the Federal Court of Auditors (Bundesrechnungshof). KfW’s external auditors for the fiscal year 2012 are KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”), a member firm of KPMG International.

The annual audit is conducted in accordance with German Generally Accepted Auditing Standards.

The auditor’s report of KPMG for the year ended December 31, 2012, dated March 12, 2013, refers to a group management report (Konzernlagebericht). The examination of, and the auditor’s report upon, this group management report are required under German generally accepted accounting principles. This examination was not made in accordance with U.S. generally accepted auditing standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, KPMG does not provide any opinion on such examination, on the group management report or on the financial statements included in this annual report in accordance with U.S. GAAS or U.S. attestation standards.

Financial Review

Overview of KfW Bankengruppe

KfW Bankengruppe consists of KfW and six consolidated subsidiaries. In addition to KfW, the Group’s main operating subsidiaries are KfW IPEX-Bank, which provides project and export financing, and DEG, which is active in promoting the private sector in developing and emerging market countries.

In accordance with the requirements of the Standing Interpretation Committee’s interpretation no 12 (SIC-12), two special funds from KfW’s strategic asset management continued to be included in the consolidated financial statements. According to the investment strategy which was realigned in 2009, the total volume of investment by these two special funds was again significantly reduced in 2012 to EUR 0.4 billion (2011: EUR 1.3 billion). Given the further reduction planned in 2013, and assuming overall comparable economic presentation in the financial statements, the two special funds no longer have to be consolidated from the financial year 2013 onwards.

The development of the group’s operating result is largely dependent on the financial performance of KfW.

COMPOSITION OF KFW BANKENGRUPPE – TOTAL ASSETS (BEFORE CONSOLIDATION)

	As of December 31,
	2012	2011
	(EUR in millions)
KfW, Frankfurt am Main, Germany	510,707	493,337
Subsidiaries
KfW IPEX-Bank GmbH, Frankfurt am Main, Germany	24,355	24,606
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Cologne, Germany	4,926	4,640
KfW IPEX-Beteiligungsholding GmbH, Frankfurt am Main, Germany	2,371	1,871
KfW Beteiligungsholding GmbH, Bonn, Germany	451	1,025
tbg Technologie-Beteiligungs-Gesellschaft mbH, Bonn, Germany	203	274
Finanzierungs- und Beratungsgesellschaft mbH, Berlin, Germany	25	26
Special purpose entities required to be consolidated
Special funds	402	1,283
Investments accounted for using the equity method
Railpool Holding GmbH & Co. KG, Munich, Germany (50%)	422	400
Railpool GmbH, Munich, Germany (50%)	17	11
Microfinance Enhancement Facility S.A., Luxembourg (24.7%)	283	151
Green for Growth Fund, Southeast Europe S.A., Luxembourg (16.5%)	115	78
AF Eigenkapitalfonds für deutschen Mittelstand GmbH & Co. KG, Munich, Germany (47.5%)	77	10

Financial Performance of KfW Bankengruppe

KfW reported another successful financial year 2012. The earnings position was significantly influenced by various positive extraordinary effects. KfW’s consolidated profit increased from EUR 2.1 billion in 2011 to EUR 2.4 billion in 2012, which KfW believes to be significantly above its long-term potential. Considering increasing expectations on KfW to expand its promotional activities, on-going uncertainty about future economic development and strict regulatory requirements, KfW’s consolidated profit in 2012 will provide important support for KfW’s long-term promotional capacity. In its current group income projections for 2013, KfW expects its earnings to return to a significantly lower level.

In 2012, the group’s financial performance was largely characterized by the following developments:

A.	KfW remained on its long-term qualitative growth path as a result of continued high demand for its promotional loans. The promotion of SMEs in Germany was significantly expanded; a new record level was reached in KfW’s promotional activities focusing on environmental and climate protection.

B.	The operating result reached a very high level due to net interest income resulting from treasury activities, which was at an historical high, partly offset by a significant increase in administrative expenses due to expenses associated with the implementation of modernization measures.

C.	The group’s risk situation deteriorated, particularly in the export and project finance area’s maritime industries segment; the resulting negative impact on earnings was partially offset by positive extraordinary effects in risk provisions for the lending business.

D.	The stabilization of financial markets led to positive developments in the securities portfolio; the equity investment portfolio benefited from an extraordinary effect. Substantial fluctuations in measurement-relevant parameters resulted in a positive impact on earnings arising from the accounting of hedge relationships under IFRS.

A. Continued High Demand for KfW Promotional Loans. The group reported a total promotional business volume of EUR 73.4 billion for 2012. Thus, following a volume of EUR 70.4 billion in 2011, KfW continued to follow its moderate and long-term qualitative growth path in a difficult financial and economic environment. Financing commitments to enterprises, municipalities and retail clients in Germany decreased from EUR 50.9 billion in 2011 to EUR 50.6 billion in 2012. This included an increase in the promotion of SMEs in Germany from EUR 22.4 billion in 2011 to EUR 24.1 billion in 2012, corresponding to an SME share, as compared to the total promotional business volume, of 48% (2011: 44%). The commitment level in export and project finance of EUR 13.4 billion remained constant. The increase in international business was the result of higher commitments of KfW’s own funds to the promotion of developing and transition countries. Total commitments for environmental and climate protection, one of KfW’s current focus areas, increased from EUR 22.8 billion in 2011 to EUR 29.2 billion in 2012; the share of commitments for environmental and climate protection in the total promotional business volume reached 40%, a new record level for KfW.

For more information on commitments by each business area, see “Business—Introduction.”

B. Net Interest Income at Historical High Has Positive Impact on Operating Result. The operating result before valuation increased from EUR 1,869 million in 2011 to EUR 2,246 million in 2012.

The improvement was in particular due to a record net interest income, which increased from EUR 2,399 million in 2011 to EUR 2,933 million in 2012. Net interest income continued to represent the main source of income for the group. The above-average contribution to earnings was a result of KfW’s very favorable refinancing conditions, due to an unusual interest rate structure – particularly for short-term maturities – and due to KfW’s high credit rating. Interest rate reductions, a term which KfW uses for its aggregate interest subsidies on its promotional loans, decreased from EUR 557 million in 2011 to EUR 535 million in 2012.

While net commission income remained at the 2011 level, administrative expense increased significantly from EUR 757 million in 2011 to EUR 914 million in 2012. This increase was due, in particular, to KfW’s ongoing modernization measures which involved charges in personnel and non-personnel expenses.

C. Risk Provisions in Core Business Partially Compensated by Extraordinary Effects. The group’s risk situation deteriorated, particularly in the export and project finance’s maritime industries segment, resulting in high net risk provisions for imminent credit risks. Risk provisions for domestic promotional lending and for promotion of developing and transition countries remained at a moderate level. These charges were partially offset by positive one-time effects in other segments as well as reversals of portfolio impairment losses.

Overall, risk provisioning impacted earnings negatively by EUR 155 million, compared with positive effects of EUR 185 million in 2011.

D. Positive Developments in the Securities and Equity Investment Portfolios as well as in Accounting of Hedging Relationships. The situation on the financial markets characterized by problems in the European sovereign debt sector was significantly more stable in the second half of 2012 as a result of important institutional actions and the European Central Bank’s announcement of euro support measures. KfW Bankengruppe’s securities portfolio performed well as a result of these improved circumstances, resulting in a contribution to earnings of EUR 77 million in 2012, up from charges of EUR 255 million in 2011. In addition, positive value developments were recognized directly in equity. Differences to market values considerably decreased for securities and investments not carried at fair value.

The earnings contribution from the equity investment portfolio increased from EUR 54 million in 2011 to EUR 135 million in 2012. It largely resulted from transactions as part of the special mandate by the Federal Government to acquire shares in EADS. In this context, impairment losses on shares that had already been indirectly held by KfW were reversed up to the historical cost of the shares. For more information on EADS see “Business—Others—Strategic Shareholdings.”

In 2012, valuation changes of derivatives contributed EUR 155 million to earnings, compared to EUR 167 million in 2011. As a non-trading book institution, KfW generally enters into derivatives transactions exclusively to hedge risks that arise in connection with refinancing activities. Accordingly, the resulting effects on earnings are not economically meaningful, as they will offset each other in the future.

The following key figures provide an overview of the developments in 2012 and are explained in more detail below:

KEY FINANCIAL FIGURES FOR KFW BANKENGRUPPE

	As of December 31,
	2012	2011
	(EUR in billions, unless otherwise indicated)
Statement of financial position
Total assets	511.6	494.8
Volume of lending	437.0	436.7
Contingent liabilities	6.2	6.3
Irrevocable loan commitments	51.1	55.7
Assets held in trust	18.6	16.7
Volume of business	587.5	573.6
Equity	20.7	17.8
Equity ratio (%)	4.0%	3.6%

	Year ended December 31,
	2012	2011
	(EUR in millions, unless otherwise indicated)
Income statement
Operating result before valuation	2,246	1,869
Operating result after valuation	2,472	2,086
Consolidated profit	2,384	2,068
Cost/income ratio before interest rate reductions (%) (1)	24.7%	23.8%

	Year ended December 31,
	2012	2011
	(EUR in millions)
Key economic figures
Consolidated profit before IFRS effects from hedging	2,229	1,900
Change in revaluation reserves recognized directly in equity	211	-5

(1)	Administrative expense in relation to adjusted income. Adjusted income is calculated by adding net interest and commission income plus interest rate reductions.

Consolidated total assets of KfW Bankengruppe increased by EUR 16.8 billion to EUR 511.6 billion at year-end in 2012. The increase was primarily attributable to fair value changes in derivatives used for hedging purposes and their recognition in hedge accounting and to an increase in liquid assets. New lending business resulted in an increase in total loans by EUR 1.8 billion to EUR 366.8 billion at year-end 2012. The increase was only partially offset by significant unscheduled repayments in the domestic promotional loans business. As in previous years, growth in total assets was funded by issuing activities. The volume of KfW’s own issues recognized in Certificated liabilities increased by EUR 12.0 billion to EUR 410.9 billion at year-end 2012.

Operating result before valuation increased from EUR 1,869 million in 2011 to EUR 2,246 million in 2012, close to the exceptionally high result reported for 2010.

The positive valuation result, in which charges from risk provisions in KfW’s core lending business were offset by various positive extraordinary effects as well as positive securities portfolio performance, contributed to the increase in consolidated profit. The combination of favorable refinancing conditions and high positive extraordinary effects in 2012 resulted in a consolidated profit of EUR 2,384 million, up from EUR 2,068 million in 2011. In view of these various positive factors in 2012, KfW does not expect to show a similar performance in the future.

Consolidated comprehensive income increased from EUR 2,063 million in 2011 to EUR 2,595 million in 2012 and included a high volume of transactions recognized directly in group equity totaling EUR 211 million at year-end 2012 mainly from securities and equity investment valuation, up from negative EUR 5 million at year-end 2011.

Consolidated profit comprises positive effects due to changes in the fair value of derivatives used exclusively for hedging purposes amounting to EUR 155 million, down from EUR 167 million in 2011, which inflated the actual income position. To improve transparency, KfW reports a consolidated profit adjusted for these effects, which improved from EUR 1,900 million in 2011 to EUR 2,229 million in 2012, demonstrating the group’s positive earnings situation in 2012.

Development of Net Assets

Lending to banks and customers remained the group’s core business. A total of 71% of the group’s assets was attributable to its lending business at year-end 2012.

The lending volume remained nearly at the same level as of year-end 2011 and amounted to EUR 437.0 billion.

LENDING VOLUME

	As of December 31,
	2012	2011	Change
	(EUR in millions)
Loans and advances	366,802	365,052	1,750
Risk provisions for lending business	-1,979	-4,940	2,961

Net loans and advances	364,824	360,112	4,711
Contingent liabilities from financial guarantees	3,724	4,448	-723
Irrevocable loan commitments	51,118	55,720	-4,602
Loans and advances held in trust	17,371	16,449	922

Total	437,037	436,729	307

Loans and advances increased by EUR 1.8 billion to EUR 366.8 billion at year-end 2012, mainly due to new lending business. Liquidity lines provided in connection with the IKB rescue measures to refinance the acquisition entities of the Rhineland Funding Capital Corporation conduit had already been impaired in 2008 and were written off completely in 2012. The write-offs as well as high unscheduled repayments in the domestic promotional loans business partially offset the increases in loans and advances. As a result of obtaining control over the assets of the acquisition entities, KfW exercised its right of disposal over the assets held in the special purpose vehicles largely through direct sales and utilized the individual impairments booked in the past. Remaining liquidity lines were written off and individual impairments booked in the past were derecognized simultaneously. This significantly reduced the risk provisions for the lending business. Net loans and advances amounted to EUR 364.8 billion at year-end 2012 and represented 83% of the lending volume.

Contingent liabilities from financial guarantees decreased from year-end 2011 and stood at EUR 3.7 billion at year-end 2012 due to a decrease in guarantees outstanding. Irrevocable loan commitments decreased by EUR 4.6 billion to EUR 51.1 billion at year-end 2012, largely due to the assumption of KfW’s outstanding loan commitment made to Greece by the ESM. Within assets held in trust, the volume of Loans and advances held in trust, which primarily comprised loans to promote developing countries financed by budget funds provided by the Federal Republic, increased by EUR 0.9 billion to EUR 17.4 billion at year-end 2012.

At EUR 42.9 billion, other Loans and advances to banks and customers were slightly below the amount of EUR 44.2 billion at year-end 2011. The balances with central banks recorded in Cash reserves increased from EUR 1.0 billion at year-end 2011 to EUR 6.0 billion at year-end 2012. They primarily comprised short-term investments which were made due to loan commitments that had already been refinanced as well as for overall liquidity purposes.

At EUR 31.6 billion, the total amount of Securities and investments remained close to the level at year-end 2011.

SECURITIES AND INVESTMENTS

	As of December 31,
	2012	2011	Change
	EUR in millions
Bonds and other fixed-income securities	29,774	30,016	-242
Shares and other non-fixed income securities	2	13	-11
Equity investments	1,806	1,831	-26
Shares in non-consolidated subsidiaries	2	2	0

Total	31,582	31,861	-279

Following the significant reduction in the securities portfolio in the previous years as part of the implementation of the group’s investment strategy, which focuses on low-risk business and maintaining liquidity, the security portfolio remained almost unchanged at EUR 29.8 billion at year-end 2012. Bonds and other fixed-income securities decreased from EUR 29.7 billion at year-end 2011 to EUR 29.1 billion at year-end 2012, whereas the volume of money market securities increased by EUR 0.4 billion to EUR 0.7 billion. The portfolio of securities held in special funds decreased by EUR 1.3 billion to EUR 0.4 billion at year-end 2012.

The fair values of derivatives with positive fair values which were primarily used to hedge refinancing transactions increased by EUR 3.1 billion to EUR 44.6 billion at year-end 2012 due to changes in market parameters, including exchange rates. Netting agreements reached with counterparties that also include derivatives with negative fair values and collateral agreements (largely cash collateral received) reduced the counterparty risk substantially. Value adjustments from macro hedging related to the underlying asset portfolios increased significantly by EUR 5.5 billion to EUR 19.0 billion at year-end 2012 due to market interest rate changes.

There were only minor changes to the other asset line items on the statement of financial position.

Development of Financial Position

Funds raised in the form of certificated liabilities continued to play a key role, with a share of 80% of total assets at year-end 2012, almost unchanged from 2011.

Borrowings increased by EUR 8.6 billion, or (2%), to EUR 453.8 billion at year-end 2012.

BORROWINGS

	As of December 31,
	2012	2011	Change
	(EUR in millions)
Short-term funds	23,356	32,276	-8,920
Bonds and notes	388,022	368,042	19,981
Other borrowings	39,170	41,644	-2,474
Subordinated liabilities	3,247	3,247	0

Total	453,795	445,209	8,587

The group’s principal sources of funding were medium and long-term bonds and notes of KfW. Funds from these sources amounted to EUR 388.0 billion and accounted for 86% of borrowings at year-end 2012. The EUR 20 billion increase from year-end 2011 to year-end 2012 largely resulted from new business. Short-term issues of commercial paper decreased by EUR 8.0 billion to EUR 22.8 billion at year-end 2012. Total short-term funds, including demand deposits and term deposits, amounted to EUR 23.4 billion at year-end 2012. Other borrowings by KfW, in addition to promissory notes to banks and customers (Schuldscheindarlehen), which decreased by EUR 1.0 billion to EUR 9.5 billion at year-end 2012, consisted mainly of liabilities to the Federal Republic and cash collateral received to reduce counterparty risk from the derivatives business.

Subordinated liabilities continued to include a subordinated loan in the amount of EUR 3.25 billion granted by the ERP Special Fund as part of restructuring of the ERP economic promotion program in 2007.

The carrying amounts of the derivatives with negative fair values which were primarily used to hedge loans increased by EUR 6.0 billion due to the development of market parameters, and amounted to EUR 32.3 billion at year-end 2012.

There were only minor changes to the other liability line items on the statement of financial position.

Equity increased by EUR 2.8 billion compared with the year-end 2011 in particular due to the substantial consolidated comprehensive income. Accordingly, the equity ratio increased from 3.6% to 4.0% at year-end 2012 despite the strong growth in total assets.

EQUITY

	As of December 31,
	2012	2011	Change
	(EUR in millions)
Paid-in subscribed capital	3,300	3,300	0
Capital reserve	6,197	5,947	250
of which promotional reserves from the ERP Special Fund	4,900	4,650	250
Reserve from the ERP Special Fund	1,113	1,056	58
Retained earnings	7,783	6,107	1,676
Fund for general banking risks	2,350	1,700	650
Revaluation reserves	-51	-262	211

Total	20,692	17,847	2,845

The Profit was allocated to Retained Earnings and strengthened the Fund for general banking risks. With the allocation of EUR 0.7 billion to the Fund for general banking risks, the strategy of maintaining separate risk provisions was continued. Furthermore, the Capital reserve increased by EUR 0.3 billion to EUR 6.2 billion at year-end 2012 due to the contribution of an additional promotional reserve by the ERP Special Fund. The group’s capital base improved considerably in 2012, which supports KfW’s long-term promotional capacity and prepares KfW for the stricter capital requirements in accordance with the regulatory regime of Basel III.

Development of Earnings Position

The group’s operating result in 2012 was characterized by high net interest income. Together with an overall positive valuation result, which comprised a variety of extraordinary effects, this led to a significant consolidated profit. As this result was significantly higher than KfW’s sustainable earnings potential, KfW expects its earnings to return to a lower level in the future.

EARNINGS POSITION

	For the year ended December 31,
	2012	2011	Change
	(EUR in millions)
Net interest income	2,933	2,399	534
Including interest rate reductions	-535	-557	22
Net commission income	228	226	1
Administrative expense	914	757	158

Operating result before valuation	2,246	1,869	377
Risk provisions for lending business	-155	185	-340
Net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss	308	260	48
Net gains/losses from securities and investments and from investments accounted for using the equity method	74	-227	301

Operating result after valuation	2,472	2,086	386
Net other operating income	-13	11	-25

Profit/(loss) from ordinary activities	2,459	2,098	361
Taxes on income	75	30	45

Consolidated profit	2,384	2,068	316

Consolidated profit before IFRS effects from hedging	2,229	1,900	329

The operating result before valuation increased by EUR 377 million from EUR 1,869 million in 2011 to EUR 2,246 million in 2012.

KfW’s net interest income increased significantly from EUR 2,399 million in 2011 to an historical high of EUR 2,933 million in 2012 and remained the group’s most important source of income. This positive development was the result of very favorable refinancing conditions for KfW. In addition to a favorable interest rate environment with continuing very low short-term rates and mixed rates in the maturity bands – including a yield curve that has flattened compared to 2011 – KfW benefited in particular from its high credit rating and the broad range of refinancing instruments. The earnings contribution of the lending business improved overall, after taking into account the momentum from higher commitments. Interest rate reductions granted by KfW in 2012 in the promotional loans business remained at a high level (EUR 535 million), resulting in – from KfW’s debtors’ point of view – favorable financing conditions. Moreover, the improved equity situation, due to the contribution of the 2010 and 2011 profits, resulted in higher earnings contributions despite declining market interest rates.

At EUR 228 million in 2012, net commission income remained at the level of 2011 (EUR 226 million). While loan processing fees remained practically unchanged based on a comparable new business volume of EUR 85 million, net income from the PROMISE and PROVIDE synthetic securitization platforms continued to decrease due to the difficult market environment (EUR 9 million in 2012 compared to EUR 16 million in 2011). At EUR 4.6 billion, the nominal volume of outstanding securitization transactions decreased by almost 50% over the course of 2012 from EUR 8.4 billion in 2011. Income generated by the administration of German Financial Cooperation in the business area promotion of developing and transition countries increased slightly from EUR 104 million in 2011 to EUR 116 million in 2012, partially offset by a corresponding moderate increase in administrative expenses.

Administrative expense increased in line with KfW’s plans by EUR 158 million from EUR 757 million in 2011 to EUR 914 million in 2012, largely due to an internal modernization program.

Personnel expense increased by EUR 91 million to EUR 552 million in 2012. The increase was largely due to the implementation of personnel measures such as offers for early and partial retirement in addition to a larger number of employees (annual average +9%), as well as collective and performance-based salary increases. These are part of the internal modernization program launched by KfW, which focuses on restructuring the loan processing workflows in the promotional lending business.

The increase in non-personnel expenses by EUR 66 million to EUR 362 million in 2012 was largely due to increased use of consultancy services. In addition to the support for KfW in the extensive loan process restructuring, the consultancy services primarily comprised measures in connection with the mandatory implementation of regulatory requirements as well as comprehensive modernization of KfW’s IT architecture, which will continue, to a significant extent, in the years to come. This is expected to result in a further significant increase in administrative expense in the future.

While administrative expense increased significantly, the increase in the cost/income ratio before interest rate reductions from 23.8% in 2011 to 24.7% in 2012 was held back by high operating income.

In 2012, group risk provisions for the lending business impacted earnings with a charge of EUR 155 million, which was below expectations, after the positive effects of EUR 185 million in 2011. Risk provisioning charges related particularly to the export and project finance area’s maritime industries segment; the negative impact on earnings was partially offset by significant positive extraordinary effects.

Net impairment charges for immediate lending risks including direct write-offs, increased in line with expectations from the low level of EUR 35 million in 2011 to EUR 262 million in 2012, after taking into account previously written-off amounts that were recovered. The majority of the charges were attributable to the export and project finance business area, mainly for impairment losses of EUR 384 million recorded in the maritime industries segment, in particularly in freight shipping including financing of limited partnerships. Defaults decreased significantly, at a level of EUR 86 million in 2012. Net risk provisions for domestic promotion business, particularly in start-ups and innovation financing, as well as in promotion of developing and transition countries were at a moderate level.

A net reduction of EUR 107 million in risk provisions for not yet specifically identifiable risks in the loan portfolio was recorded in 2012, compared to a net reduction of EUR 220 million in 2011. Positive contributions were mainly attributable to the reversal of risk provisions for the sectors and countries that were particularly affected by the recession in the Export and project finance business area. The need to book impairment losses was determined on a case-by-case basis and taken into account through the recognition of individual impairment losses. Risk provisions as of year-end 2012 amounted to EUR 0.6 billion, down from EUR 0.7 billion at year-end 2011.

Positive contributions to earnings were generated from restructuring the exposures related to the measures undertaken in 2007 and 2008 to rescue IKB. The remaining portfolio related to the various rescue measures was fully eliminated. Total charges recorded from 2007 to 2012 were thus reduced to EUR 8.2 billion.

Risk provisions for lending business cover all immediate and potential risks, reflecting consistent implementation of KfW Bankengruppe’s conservative risk policy.

Net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss were largely influenced by positive effects from the securities and equity investment portfolios as well as effects from hedging relationships under IFRS. Net gains from hedge accounting and other financial instruments at fair value through profit or loss increased from EUR 260 million in 2011 to EUR 308 million in 2012.

The situation on the financial markets stabilized due to important institutional actions and in particular due to the European Central Bank announcement of supporting measures for the euro. This had a positive effect on the portfolio of securities – including the special funds in KfW’s liquidation portfolios – recorded at fair value through profit or loss in the amount of EUR 96 million (2011: losses totaling EUR 77 million). In addition to issues from peripheral countries of the euro area, structured securities also performed well.

Income generated by the equity investment portfolio measured at fair value through profit or loss decreased from EUR 102 million in 2011 to EUR 55 million in 2012. The income was largely due to the positive performance of individual investments. This income contribution was attributable, among other factors, to DEG’s business activities in promoting developing and transition countries.

The high positive net impact from hedge accounting and borrowings recorded at fair value, including derivatives which are used for hedging purposes, was related to hedging relationships under IFRS and remained relatively stable, at EUR 155 million in 2012, compared to EUR 167 million reported in 2011. The mark-to-market derivatives were part of economically hedged positions. However, situations where the hedged position cannot be carried at fair value or has to be measured with a different method inevitably result in temporary fluctuations in income that fully reverse until maturity of the transaction. Due to considerable changes in the relevant market factors — especially market interest and currency exchange rates — these fluctuations continued to be significant.

Net gains from securities and investments accounted for using the equity method improved from a net loss of EUR 227 million in 2011 to a net gain of EUR 74 million in 2012. The net gains in 2012 were largely the result of offsetting developments in the securities and equity investment portfolio.

Net gains/losses from securities not carried at fair value through profit or loss improved from a loss of EUR 178 million to a loss of EUR 20 million in 2012.

The overall positive development on the financial markets resulted in fair value increases of securities of EUR 279 million in 2012, compared to revaluation decreases of EUR 71 million in 2011. These were not recognized through profit or loss but in equity under revaluation reserves. These fair value increases included write-ups due to the reclassifications between measurement categories that took place in 2008 (structured securities) and 2009 (securities held as a liquidity reserve).

Moreover, the negative difference between the carrying amount and the fair value for those securities and investments not carried at fair value decreased by EUR 423 million to EUR 177 million in 2012. This was largely related to collateralized covered bonds (Pfandbriefe). This positive performance was in particular due to price recoveries of issues – including Pfandbriefe – from peripheral euro area countries and structured securities, as well as the early redemption of Pfandbriefe at nominal value. Overall, the total volume of lending decreased further from EUR 15.0 billion at year-end 2011 to EUR 12.1 billion at year-end 2012.

Net gains/losses from equity investments not carried at fair value through profit or loss amounted to a gain of EUR 80 million in 2012. This result was marked by a positive extraordinary effect related to the acquisition of shares in EADS as part of a special mandate by the Federal Government. As part of this transaction, shares held indirectly by KfW Bankengruppe were derecognized at historical cost. The accumulated impairment losses from previous years totaling EUR 122 million were reversed through profit or loss. Negative effects on earnings decreased slightly from EUR 48 million in 2011 to EUR 42 million in 2012 and were primarily attributable to KfW Mittelstandsbank’s domestic promotional lending portfolio.

The net other operating loss increased from EUR 11 million in 2011 to EUR 13 million in 2012 and included expenses of EUR 20 million for the contribution of long-term capital to the newly created KfW Foundation (“KfW Stiftung”). The foundation bundles KfW’s corporate social responsibility efforts and focuses on environmental and climate protection, fostering responsible entrepreneurship, awareness of social responsibility and promoting art and culture.

After taxes on income, consolidated profit increased from EUR 2,068 million in 2011 to EUR 2,384 million in 2012.

The consolidated profit before IFRS effects from hedging is a further key financial figure based on the consolidated profit in accordance with IFRS. Derivative financial instruments are entered into for hedging purposes. Under IFRS, the requirements for recognition and valuation of derivatives and hedges nevertheless give rise to temporary net gains or losses. In KfW’s opinion, such net gains or losses do not sufficiently reflect economically effective hedges.

As a result, the following reconciliations were performed by eliminating temporary contributions to income in the amount of negative EUR 155 million (2011: negative EUR 167 million) as follows:

•

Net gains or losses from micro and macro hedge accounting; all of the group’s hedges are economically effective and accumulated over the entire life of the hedge, and do not give rise to any accumulated net gain or loss;

•

Net gains or losses from the use of the fair value option to avoid an accounting mismatch in the case of borrowings, include related hedging derivatives. Accumulated over the entire life of the hedge, the economically effective hedges do not give rise to any net gain or loss;

•

Net gains or losses from the fair value accounting of hedges with high economic effectiveness but not qualifying for hedge accounting; these hedges do not give rise to any net gain or loss over the entire period to maturity;

•	Net gains or losses from foreign currency translation of foreign currency positions, according to recognition and valuation requirements for derivatives and hedge relationships.

The reconciled earnings position increased from a net gain of EUR 1,900 million to a net gain of EUR 2,229 million in 2012.

Overall, in 2012 KfW Bankengruppe achieved a result that KfW believes to be significantly higher than its long-term earnings potential. Besides the very favorable refinancing conditions, this was also the result of various one-time positive effects in the valuation result.

Supplementary report (as of March 12, 2013)

No matters of particular importance have occurred since the end of 2012.

Risk Report

Current Developments

The world economy weakened considerably during the euro crisis and is expected to expand only moderately in 2013. As leading indicators in the U.S. show a mixed picture, KfW expects that the economy will only perform modestly in the first three quarters of 2013. This is primarily due to the ongoing political uncertainty about the direction of economic policy and especially the discussion about raising the U.S. debt ceiling. After stagnation in 2012, Japan is unlikely to return to a sustained growth path despite the stimulus program passed by the new government at the beginning of 2013, mainly due to the ongoing weakness of the world economy and low domestic consumption. Economic activity in Western Europe continues to be held back by government austerity measures initiated in response to the sovereign debt crisis and the banking crisis. Consumer spending is also restrained. The weak economic performance of industrialized countries also led to a downswing of activities in the emerging markets. Only countries rich in natural resources remain less affected. The financial markets have calmed temporarily thanks to the European Central Bank’s expansionary monetary policy. However, discussions about the “correct” strategy to tackle the debt crises are expected to continue in the Council of the European Union, with ongoing uncertainty hampering a recovery of the European and world economies.

A worsening economic environment, together with the challenges of the European sovereign debt crisis and the financial crisis continue to dampen any recovery in the banking sector; therefore, banks revenues’ did not improve in 2012. The situation for banks in European countries affected by the crisis remains difficult as these institutions are still unable to cover their refinancing needs on the capital markets and in some cases are still largely dependent on government support measures. The banking sector again faces enormous challenges in 2013. Numerous difficulties remain – the European sovereign debt crisis, global economic slowdown, increasing problems in Eastern Europe and the implementation of stricter capital requirements. Due to weakening economic conditions, prospects may deteriorate further for some banking markets that have so far not been strongly affected.

The euro crisis is also holding back the German economy. Nevertheless, economic activity in Germany remains more robust than in most European countries. For the corporate sector, particularly for cyclically sensitive industries such as automotive supplies, engineering and steel, KfW expects 2013 to be a weak year. However, in KfW’s base scenario, the prospects for these industries should brighten again in 2014. Companies’ financial reserves should, on average, be sufficient to bridge the difficult year 2013, especially as high liquidity is still expected in the market. An exception to this is merchant shipping, which will continue to be hit hard in 2013 and will probably not reach recovery in 2014 either.

In 2012, the European sovereign debt crisis affected currency markets again; volatility, however, decreased slightly compared to 2011. On average, the euro recovered considerably compared to the U.S. dollar average in 2011. At year-end 2012, the exchange rate rose again to above EUR/USD 1.31. The volatilities of credit spreads declined considerably in the course of 2012 as the euro crisis became less acute.

KfW Bankengruppe has been affected by the aforementioned developments due to its international promotional mandate. Risk provisions increased during 2012, primarily in merchant shipping. Overall, however, the effects on the group portfolio were manageable. All recognizable risks are measured using conservative standards and are taken into account in the group’s new business management through systematic implementation of risk guidelines. The regular calculations of risk-bearing capacity show that KfW Bankengruppe can bear the risks assumed in the context of its mandate – even based on conservative stress scenarios. As in previous years, KfW systematically refined its processes and instruments in risk management and controlling in 2012, taking account of current banking regulation. Measures for the implementation of the fourth update to MaRisk have already been taken. With a few exceptions, KfW is exempt from the application of the KWG pursuant to Section 2 (1) no. 2 of the Act. KfW does, however, apply the core components of the KWG voluntarily, particularly the minimum requirements for risk management (MaRisk) and the German Solvency Regulation (Solvabilitätsverordnung – SolvV). In March 2013, the Federal Government decided on a draft amendment to the KfW Law which provides broad rulemaking authority (Verordnungsermächtigung) to the Federal Ministry of Finance in consultation with the Federal Ministry of Economics and Technology to subject KfW, by analogy, to certain provisions of European and German bank regulatory law and, in particular, to declare certain provisions of the German Banking Act applicable to KfW. For further information, see “KfW—General—Relationship with the Federal Republic—Supervision.”

In 2013, the ongoing development of processes and instruments in risk management and controlling will again be strongly influenced by the developments in banking regulation. Within this, KfW will focus on finalizing the EU Capital Requirement Directive no. IV (CRD IV) implementation. The final version of CRD IV is expected for 2013.

Basic Principles and Objectives of Risk Management

KfW Bankengruppe has a statutory promotional mandate, which provides the basis for the group’s special position and its institutional structure. Sustainable promotion is the group’s overarching purpose. Measuring and controlling the risks taken is a key factor to the efficient use of available resources to carry out its promotional mandate. As part of its risk management, the group takes risks only to the extent that they appear manageable in the context of the group’s current and anticipated earnings and the probable development of the risks. Group risk/return management takes into account the special characteristics of a promotional bank. Banking supervisory law requirements, such as the minimum requirements for risk management (MaRisk), constitute important secondary requirements for KfW’s risk management structures and procedures.

In order to establish risk management and controlling competence within its organization, KfW Bankengruppe offers its employees trainings that include a modular program on risk topics. The training program enables employees and management throughout KfW Bankengruppe to acquire basic knowledge or to deepen their specialized knowledge.

Organization of Risk Management and Monitoring

Risk Management Bodies and Responsibilities. As part of its overall responsibility, KfW’s Executive Board determines the bank’s risk principles and guidelines. KfW’s Board of Supervisory Directors is informed at least once in a quarter of the group’s risk situation. The Executive Committee of the Board of Supervisory Directors is responsible for particularly urgent decisions. The Chairman of the Board of Supervisory Directors decides whether an issue is urgent. The Credit Committee is responsible, in particular, for the approval of loan applications, while the Audit Committee handles amongst others accounting and risk management issues, including auditing the consolidated and annual financial statements and the related recommendations for decisions to the Board of Supervisory Directors.

Risk management within KfW Bankengruppe is exercised by closely intertwined decision-making bodies. The Executive Board is at the top of the system; it makes the key decisions on risk policy. There are three risk committees below the level of the Executive Board which prepare decisions for the Executive Board and also make their own decisions within defined ranges of competency: Credit Risk Committee, Market Price Risk Committee and Operational Risk Committee. The committees also have group strategy and planning functions, so representatives from KfW IPEX-Bank and DEG are included. Further working groups support these committees. The middle and back office departments (Marktfolge) generally have the right of veto in the committees. If no unanimous decision is reached, an issue may be escalated to Executive Board level.

ORGANIZATION OF GROUP RISK BODIES

Credit Risk Committee. The Credit Risk Committee is chaired by the Chief Risk Officer. The committee’s other voting members are the Head of Risk Management and Controlling, attending members of KfW’s Executive Board and KfW IPEX-Bank’s Chief Risk Officer. The Credit Risk Committee meets weekly. In particular, it approves loans and limits and monitors the group’s loan portfolio. KfW IPEX-Bank’s and DEG’s loans exceeding a certain threshold are also approved by this committee. On a quarterly basis, there is a meeting of an extended Credit Risk Committee, i.e., all directors of KfW who are in charge of credit risk issues attend these quarterly meetings together with Risk Management representatives of KfW IPEX-Bank and DEG. Representatives of Internal Auditing participate in meetings of this extended Credit Risk Committee without voting rights. The extended Credit Risk Committee approves major changes to existing risk principles and credit risk methods as well as new principles and methods. Furthermore, the extended Credit Risk Committee discusses the following issues on a regularly basis: macroeconomic and capital market developments, internal risk reporting and the simulation of stress scenarios, supervisory requirements, e.g., MaRisk and Basel III and their impact on the group. The Credit Risk Committee is supported by various working groups. The Country Rating Working Group serves as the central unit for assessing country risks. The Collateral Working Group ensures uniform procedures for all essential aspects of collateral acceptance and valuation, and collateral management processes. The Rating Systems Working Group is responsible for all essential aspects of credit risk measurement instruments. The Sector Risks Corporates Working Group analyzes sector and product-related credit risks in the corporate segment.

Market Price Risk Committee. The Market Price Risk Committee is chaired by the Chief Risk Officer, and meets once a month. The committee’s other members include the Executive Board member responsible for capital market activities, and the Heads of Financial Markets, Capital Market Related Financing, Risk Management and Controlling, and Accounting. Internal Auditing has guest status. Representatives of KfW IPEX-Bank and DEG attend the meeting on a quarterly basis and as necessary. The Market Price Risk Committee discusses the bank’s market price risk position and assesses the market price risk strategy on a monthly basis. The committee monitors the bank’s liquidity risk positions and takes all fundamental and methodological decisions relating to the management of market price and liquidity risks as well as transfer pricing. The committee prepares the final decision of the Executive Board regarding the interest rate risk strategy. The Market Price Risk Committee is supported by the Surveillance Committee, which discusses the valuation of securities and market developments as well as impairments of securities, and the Hedge Committee, which deals primarily with the earnings effects of IFRS hedge accounting and the further development thereof.

Operational Risk Committee. The Operational Risk Committee meets once a quarter and supports the Executive Board in the area of operating risks (operational risk and business continuity management). The committee is comprised of directors of KfW Bankengruppe and is chaired by the Head of Risk Management and Controlling. The central departments, KfW IPEX-Bank and DEG are represented on the committee. Internal Auditing has guest status. The committee’s tasks are to adopt resolutions and to approve risk principles, methods and instruments. In addition, the committee is responsible for managing operational risks by making decisions regarding cross-departmental and group-wide measures. The committee also discusses any major or potential operational risk (“OpRisk”) loss events and evaluates any bank-wide action needed. In the area of business continuity management, the committee establishes crisis-prevention and emergency-planning measures using the results of the annual business impact analysis. Monitoring is based on reports about planned or implemented emergency and crisis team tests and significant disruptions to business. All resolutions and recommendations by the Operational Risk Committee are presented to the Executive Board.

The subsidiaries of the KfW Bankengruppe and the organizational units exercise their own control functions within the group-wide risk management system. In these instances, too, group-wide projects and working groups ensure a coordinated approach, for example, in the rollout of rating instruments to subsidiaries or the management and valuation of collateral.

Responsibility for the development and structure of risk management and controlling lies outside the credit departments, with Risk Management and Controlling. For some specific tasks it also lies in the department Transaction and Collateral Management. Transaction and Collateral Management is responsible for operating collateral management processes in the lending business as well as collateral, limit and rating control and valuation methodology for trading activities.

Risk Management Approach of KfW Bankengruppe

Overview. The following chart shows KfW Bankengruppe’s general risk management approach.

Risk management approach

Strategy

Strategic objectives

Business strategy ‹‹‹ ››› Risk strategy

Primary objectives: ensuring economic and regulatory risk-bearing capacity and promotional capacity

Processes/instruments

Internal capital adequacy assessment process (ICAAP)

Risk inventory | Reporting | Capital allocation/Budget monitoring | Stress tests

Credit risk

- Limit management system
- Risk guidelines
- Portfolio guidelines
- Internal rating models/economic capital concept
- Second vote
- Proactive collateral management
- Early warning procedure
- Intensive support

Market price and liquidity risk

- Proprietary models for interest rate, foreign currency, credit spread, liquidity and commodity price risks
- Limiting and budgeting

Equity investment risk

- Risk management process for equity investments (operational level)
- Management of strategic equity investments
- Group risk management

OpRisk and business continuity management

- Risk assessments
- Risk indicators
- Loss event analyses
- Monitoring of measures
- Business impact analysis
- Emergency plan
- Crisis team

Reputational risk

Project risk

Model development and validation processes

IRBA standards ‹‹‹ ››› Instrument strategy

Internal monitoring procedures

- Internal auditing
- Internal control system
- Compliance

To ensure risk-bearing capacity in line with the risk appetite defined by the bank, Risk Management formulates and regularly reviews the group’s risk strategy, including the risk management of the major subsidiaries. The risk strategy builds on the basic business policy and establishes general risk principles and concrete risk policy measures in line with the strategic objectives and business strategy. A variety of instruments to control the group’s major risks are used to implement the risk strategy. These include risk management instruments for individual counterparties and portfolios.

KfW undertakes a risk inventory at least once a year in order to determine its material risks. The risk inventory identifies and defines types of risks relevant for KfW in a structured process, and then subjects these to an evaluation of materiality. The materiality of a risk type depends primarily on the risk potential for KfW’s net assets, earnings and liquidity. The key outcome of the risk inventory is the overall risk profile, which provides an overview of the group’s material and immaterial risk types. The 2012 inventory identified the material risks facing the group to be credit risk (counterparty and migration risks), as well as market price, liquidity, operational, equity investment, project and reputational risk. Risk concentrations within a risk type or across various risk types are taken into account in the risk inventory.

Risk reporting is in line with regulatory requirements (MaRisk). The Executive Board is informed on a monthly basis about the group’s risk situation. A risk report is issued quarterly to the group’s supervisory bodies. The respective bodies are informed on an ad-hoc basis as required. An ongoing quality management process is in place for the risk indicators and information systems used in Risk Management and Controlling.

The methods and instruments for group-wide risk analysis and control are regularly validated and enhanced through further development. The focus is on models to measure, control and price credit and market price risks.

The risk management approach of KfW Bankengruppe is set out in the group’s risk manual. The risk manual ensures that uniform procedures are applied throughout the group to identify, measure, control and monitor risks. In addition, group-wide regulations are supplemented in individual business areas by specific rules. The rules and regulations laid out in the risk manual are binding for the entire group, accessible to all employees and are continually updated.

See the following sections for details on other elements of KfW’s risk management approach.

Internal Capital Adequacy Assessment Process. KfW Bankengruppe’s internal capital adequacy assessment process is characterized by the fact that economic and regulatory requirements regarding risk-bearing capacity are equally important overarching objectives for the group. Accordingly, all risk monitoring and management measures must ensure compliance with both an economic solvency target and minimum requirements for tier 1 and total capital ratios. This approach combines economically practicable capital management with the obligation to ensure regulatory minimum capital requirements. KfW adopts a uniform definition of the resources available for risk coverage as the basis for the close integration of the two perspectives: the modified equity available pursuant to Sections 10 and 10a of the German Banking Act (Kreditwesengesetz – KWG) is used as available financial resources for both views.

A further core feature of the capital adequacy assessment process is the proactive focus resulting from an additional forward-looking perspective. This evaluates the absorption potential of KfW’s reserves – and thus also its ability to act – in the event of certain economic (stress) scenarios. A traffic light system established in this context with thresholds for economic and regulatory risk-bearing capacity signals the required action in the event of critical developments as part of operational and strategic management.

KfW Bankengruppe’s risk-bearing capacity concept serves first and foremost to protect debt capital providers from losses and therefore adopts a liquidation perspective in its basic form. However, the addition of a forward-looking perspective, which also guarantees compliance with regulatory minimum capital requirements, expands the concept to include a “going-concern view” and thus includes elements of both basic types of risk-bearing capacity concepts.

The targets for risk-bearing capacity are transferred via capital allocation in the form of economic capital budgets to individual business areas/departments. The allocated available financial resources are available to the business areas/departments for backing old and new business for the various types of risk. Capital allocation is conducted annually as part of the group’s business area planning. In addition to requirements planning for the business areas/departments, this process takes into account risk objectives and risk appetite (e.g., traffic light limits). At the same time, the Executive Board establishes a centrally held capital buffer for stress cases, which serves anti-cyclical risk management. Compliance is checked quarterly and action is taken as necessary. In addition, the corresponding target figures for regulatory capital employed are determined at group level for the business areas/departments and the utilization is also monitored quarterly.

Regulatory Risk-Bearing Capacity

INDICATORS UNDER SUPERVISORY LAW

	As of December 31,
	2012	2011
	(EUR in millions, unless otherwise indicated)
Risk position	109,226	113,283
Tier 1 capital	19,826	17,414
Regulatory capital (available financial resources)	22,487	20,216
Tier 1 ratio	18.2%	15.4%
Total capital ratio	20.6%	17.8%

The “risk position” indicator is the product of the total amounts of capital charges for counterparty risks, market risks and operational risks multiplied by 12.5.

KfW is not subject to the requirements of Sections 10 and 10a of the German Banking Act (Kreditwesengesetz). For internal purposes, however, the regulatory capital ratios are voluntarily calculated based on the key legal requirements. In-house rating methods are used here for large sections of the loan portfolio to calculate the capital requirements (advanced internal ratings-based approach).

Similar to the application of the requirements of the German Banking Act (Kreditwesengesetz), KfW is also excluded from the scope of the EU capital requirements directive (CRD IV). However, KfW will implement new CRD-requirements on a voluntary basis, similarly to its previous approach. As part of internal reporting, the regulatory risk-bearing capacity is already calculated indicatively, taking account of the current status of the Basel III drafts. As a result, KfW already fulfills the minimum ratio requirements which will be applicable starting 2019.

KfW Bankengruppe’s regulatory capital ratios for 2012 improved significantly compared to 2011. At year-end 2012, the total capital ratio taking into account consolidated comprehensive income was 20.6% (2011: 17.8%), and the core capital ratio was 18.2% (2011: 15.4%). Approximately three quarters of the positive development were attributable to the increase in regulatory capital due to the significant consolidated comprehensive income in 2012. In addition, the selective reduction of risk positions and methodical development of risk assessment contributed to the decline in capital requirements for credit risks.

The following chart provides an overview of KfW’s regulatory risk-bearing capacity at year-end 2012. The capital requirement for credit risk was calculated to be 8%.

Economic Risk-Bearing Capacity

To assess its economic risk-bearing capacity, KfW compares its economic capital requirement for potential losses from material quantifiable risks against its available financial resources. KfW bases its calculation of the economic capital requirement on a confidence target of 99.99% and a time-horizon of one year. The aggregation of the economic capital requirement across various types of risks does not take into account diversification effects through addition.

The most significant risk type for KfW is credit risk. Credit risk is the risk of losses if business partners fail to meet their payment obligations to KfW at all, in due time or in full (default), or their credit ratings worsen (migration). Credit risk thus comprises counterparty default and migration risk. The economic capital requirement for credit risks is quantified by using statistical models. For counterparty risks, the loss potential is computed using a loan portfolio model and the risk measure “credit value-at-risk.” The difference between credit value-at-risk and expected loss is referred to as the economic capital requirement. Migration risks are taken into account in the forward-looking component of the calculation of the risk-bearing capacity, on a case-by-case basis.

The economic capital requirement for market price risks is also calculated on the basis of the value-at-risk concept. The possible loss of present value in a worst case scenario (defined by the confidence level) is determined for each type of market price risk using statistical models. The economic capital requirement is equal to this loss of present value.

The capital requirement for operational risks is calculated using the regulatory standard approach according to the German Solvency Regulation (Solvabilitätsverordnung – SolvV).

Since 2012, KfW has included hidden losses (stille Lasten) for securities held as fixed assets directly as an economic capital requirement without including offsetting hidden reserves (stille Reserven). This approach was chosen in order to fully meet the increased regulatory requirements according to a liquidation approach.

Using this method, the economic risk-bearing capacity as of December 31, 2012 satisfied a confidence level of 99.99%. The excess coverage of the available financial resources beyond the total capital requirement as of December 31, 2012 (EUR 9,048 million) improved compared to 2011 (EUR 7,658 million). The increase was partly due to the higher available financial resources – caused by the consolidated comprehensive income in 2012. The year-on-year rise in overall capital requirements largely resulted from adjustments to the methods used to measure market price risk (see “Market Price Risk” below). Going beyond the regulatory requirements of pillar I on non-trading-book institutions, pillar II’s economic analysis takes account of interest rate risk in the banking book, credit spread risk for securities and other market price risks. An internal model is also used for foreign currency risk.

The following chart provides an overview of KfW’s economic risk-bearing capacity at year-end 2012.

KfW addresses liquidity risks by monitoring appropriate key figures and regularly controlling the processes of its banking operations. Internal calculations as to potential liquidity risk are based on projections of liquidity needs and total liquidity resources, which are both subjected to stress scenarios of different severity. Material reputational and project risks are evaluated and managed on a qualitative basis. No capital backing is provided in this respect.

KfW’s risk measurement is based on state-of-the-art models used in banking practice. However, each model represents a simplification of a complex reality and builds on the assumption that risk parameters observed in the past can be considered representative of the future. Not all possible influential factors and their complex interactions can be identified and modeled for the risk development of a portfolio. This is one reason why KfW carries out stress tests both in the credit risk models and the market risk models. The group works continually to refine its risk models and processes. For example in 2012, the risk-bearing capacity concept was adapted with respect to the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) paper entitled “Supervisory assessment of bank-internal capital adequacy concepts.” The interest-rate risk model was also revised in 2012 and the credit spread risk measurement extended to the entire securities portfolio. Focal topics for further development in 2013 will include establishing a capital planning process to enable a medium-term forecast of economic and regulatory risk-bearing capacity. In addition, KfW intends to switch to the Basel III regime that will start to apply during the course of 2013. Its stricter requirements for defining its own funds in the uniformly applied available financial resources will also have a negative effect on the group’s economic risk-bearing capacity.

Stress and Scenario Calculations

To ensure a stronger proactive focus in its risk-bearing capacity concept, KfW monitors, on a quarterly basis, a forecast scenario (baseline scenario), a downturn scenario (slight economic slowdown) and a stress scenario (deep recession) as well as their respective effects on economic and regulatory risk-bearing capacity. This forward-looking component shows KfW’s resilience and ability to act in the event of these scenarios and therefore delivers direct input to management.

The forecast scenario provides a preview of risk-bearing capacity at the relevant year-end. The forecast scenario includes the projected business performance, result and other effects influencing risk-bearing capacity, such as foreseeable changes in the capital structure and methodological developments. The current forecast for year-end 2013 shows a slight decrease in the excess coverage of the available financial resources over the economic capital requirement compared to December 31, 2012. The decline is partly attributable to the phasing out of tune inclusion of subordinated capital under Basel III, which reduces the available financial resources. However, changes in risk measurement models will also increase the economic capital requirement in 2013.

In the downturn and stress scenario, effects on earnings and changes in the capital requirement are simulated for a twelve-month period assuming negative economic development scenarios of varying/differing severity. In the stress scenario, the effects of a severe recession are depicted. In both scenarios KfW assumes an overall increase in credit risks (counterparty and migration risks). These scenarios anticipate a slight decrease in EUR and USD interest rates. At the same time, it is assumed that increasing market uncertainties will lead to increased volatility in interest rates, currencies and credit spreads, as a result of which the economic capital requirement for the corresponding types of risk will rise. Potential losses from operational risks further reduce the available financial resources in the stress scenario.

On the basis of the analyses carried out, KfW assumes a reduction in excess coverage in the economic risk-bearing capacity from EUR 9.0 billion to EUR 4.6 billion in the stress scenario. Risk-bearing capacity therefore remains assured at a confidence level of 99.99%, even under unfavorable economic conditions.

Further stress tests are carried out in addition to the economic scenarios, to examine the resilience of KfW’s risk-bearing capacity. Current potential macroeconomic dangers form the basis for the varying scenario stress tests. The scenarios in 2012 focused on the euro crisis and the merchant shipping crisis. The concentration and inverse stress test show how concentration risks materializing in unfavorable constellations could bring KfW’s risk-bearing capacity to its limits.

Types of Risk

Counterparty Default Risk. Counterparty default risk is defined as the risk of financial loss that can occur if the borrower or counterparty fails to meet contractual payment obligations. Counterparty default risk also includes country risk, comprising transfer, conversion and political risks. KfW Bankengruppe faces counterparty risks in the context of its promotional mandate. The main risks in its domestic promotional lending business are in the areas of start-up finance and equity capital for small and medium-sized enterprises. Particularly in these segments of domestic promotion, KfW bears risks stemming from ultimate borrowers (for a large proportion of domestic promotion, the on-lending commercial banks bear default risks against ultimate borrowers as part of the principle of disbursement through the on-lending commercial bank of the ultimate borrower (Hausbankprinzip)). In addition, KfW faces risks in the context of export and project finance as well as in the context of promotion for developing and transition countries.

Counterparty default risk is measured by estimating the probability of default (PD), the exposure at default (EAD) and the loss given default (LGD). The product of the three aforementioned variables is the expected loss – the statistical average loss predicted to arise on a one-year horizon. The expected loss is taken into account when determining risk-bearing capacity by deducting from the available financial resources in accordance with the supervisory requirements of Sections 104 et seq of the German Solvency Regulation (Solvabilitätsverordnung – SolvV).

KfW Bankengruppe uses internal rating procedures for the measurement of the probability of default (PD) for banks, corporations, small and medium-sized enterprises, private equity investors, private equity investees, investment funds, self-employed, start-ups, and countries. These procedures are based on scorecards and follow a consistent model. Scorecards are a mathematical and statistical model and/or an expert knowledge-based model. The individual risk factors considered relevant for credit rating are converted into a score depending on their value and weighted for aggregation. Simulation-based cash flow rating methods are used for specialized financing and structured products. For securitization transactions, tranche ratings are determined stochastically on the basis of the default pattern of the asset pool and the waterfall structure of the transactions. The rating procedures predict the probability of default on a one-year basis. Middle- and back-office departments are responsible for preparing ratings for risk-bearing business (with exceptions in the on-lending business). Ratings are updated at least once a year, with the exception of retail business partners.

The probability of default (PD) is mapped on a uniform master scale for the entire KfW Bankengruppe. This ensures the comparability of ratings from different rating procedures and business areas. The master scale consists of 20 classes which are divided into four groups: investment grade, non-investment grade, watch list and default. The range of default probabilities and the average default probability are defined for each class of the master scale.

Specific organizational regulations apply to each rating procedure. These regulations specify the responsibilities, competencies and control mechanisms associated with a particular rating procedure. External ratings are mapped to the KfW master scale to ensure the comparability of internal ratings with ratings of external rating agencies. Periodic validation and the further development of the internal rating procedures ensure a rapid response to changes in overall conditions. Rating instruments and procedures largely meet the minimum requirements of the prevailing regulatory standards (MaRisk/Basel II).

Exposure at default (EAD) and valuation of collateral are heavily weighted when determining the severity of loss. Collateral has a risk-mitigating effect in calculating loss given default (LGD). In valuing acceptable collateral, the expected net revenue from collateral realization in case of loss, including haircuts, is estimated over the entire term of a loan. This estimate takes into account haircuts based, in the case of personal surety, on the probability of default and the magnitude of loss incurred by the collateral provider. For tangible collateral, the haircuts are mainly attributable to fluctuations in market prices and devaluation resulting from depreciation. The resulting value is an important element in estimating loss given default within KfW Bankengruppe. Depending on the availability of data, the various valuation procedures for individual types of collateral are based on internal and external historical data and expert estimates. The valuation parameters are reviewed on a regular basis. This guarantees a reliable valuation of individual collateral. A risk principle for loan collateral regulates uniform management, valuation and recognition of collateral across the group.

KfW Bankengruppe has limit management systems, risk guidelines and various portfolio guidelines to limit risks from new business. This set of risk management instruments forms the basis for the second vote on lending transactions and serves as an orientation guide for loan approvals. The guidelines take into account the special nature of KfW’s promotional business and they are designed to support an adequate quality and risk structure of KfW’s portfolio. Generally, all transactions carrying credit or counterparty risk and which are risk relevant depending on the type of risk, the extent of risk, i.e., the total risk and the potential effect on KfW’s overall risk position, and the complexity of a transaction require a second vote by the relevant Risk Management department of KfW, KfW IPEX-Bank or DEG. Lending authority depends on aggregate exposure levels combined with rating levels and the degree of collateralization. All major and higher risk commitments are presented at least to the Credit Risk Committee, and if necessary, also to the Executive Board, the Credit Committee or the Board of Supervisory Directors.

The portfolio guidelines distinguish between different types of counterparties and product variants and define conditions under which business transactions may generally be conducted. In addition, risk guidelines for countries, sectors and products are defined in order to react to existing or potential negative developments at short notice with specific requirements for lending. The limit management systems ultimately track both risk concentrations (concentration limits) and credit rating-dependent individual counterparty risks (counterparty limits). Concentration limits serve to restrict risk concentration in the loan portfolio and thus to prevent major individual losses. Counterparty limits serve the counterparty-specific management of credit default risks in terms of fine tuning.

Existing higher-risk exposures are divided into a watch list and a list for non-performing loans. The watch list serves to identify potential problem loans early and, if necessary, to make preparations for handling these loans. KfW regularly reviews and documents the economic situation, the particular borrower’s market environment and the collateral provided, and formulates proposals for remedial action – particularly for risk-limiting measures. Non-performing loans and to a great extent watch-list commitments are handed over to restructuring units. This enables the involvement of specialists from an early stage to ensure professional management of problematic loans. The assumption of responsibility for watch-list cases at KfW IPEX-Bank is decided on a case-by-case basis by Risk Management in consultation with the responsible restructuring unit.

The objective is to achieve recovery of a loan through restructuring, reorganization and workout arrangements. If the business partner is deemed incapable or unworthy of restructuring, the priority becomes optimum realization of the asset and the related collateral. Risk Management and Controlling – Restructuring is responsible for non-performing loans and for providing intensive support to banks and corporates in the KfW portfolio. A separate restructuring department is responsible for looking after retail business. KfW IPEX-Bank and DEG’s non-performing commitments and commitments requiring intensive support are managed directly by each subsidiary. If more than one group company is involved, Risk Management and Controlling–Restructuring will coordinate centrally. Internal interface regulations are in place with the relevant business areas to ensure clear control of competences and allocation. Risk Management and Controlling–Restructuring also cooperates closely with the credit departments and Legal department.

In the event of a crisis in the banking sector, the department has to be able to act immediately both in-house and externally. The financial institution crisis plan has been refined for this purpose. It primarily provides for the establishment of a working group headed by Risk Management, immediate loss analysis and implementation of the necessary next steps.

Risk Provisions for Lending Business. KfW Bankengruppe takes appropriate measures to address all identifiable default risks in its lending business by making risk provisions for loans. These risks include political risks resulting from financing transactions outside Germany. For loans with an immediate risk of default (i.e., non-performing loans) KfW recognizes individual impairment charges or provisions for undisbursed portions. These events are identified on the basis of criteria that meet both Basel II and IFRS requirements. Criteria include the identification of considerable financial difficulties on the part of the debtor, payment arrears, concessions made to the debtor owing to its financial situation (for example, in the context of restructuring measures), conspicuous measures undertaken by the debtor to increase its liquidity, and a substantial deterioration in the value of collateral received. These criteria are described in more detail in KfW’s risk manual. Individual impairment charges are determined by means of an impairment procedure. The calculation of individual impairment charges in the non-retail business is also based on an individual assessment of the borrower’s ability to make payments in the future. The calculation takes into account the scope and value of the collateral as well as the political risk. A simplified impairment procedure is performed for small and standardized loans (retail business) on the basis of homogeneous sub-portfolios.

Risk provisions for latent risks (i.e., portfolio impairment) are derived from the valuation of loan receivables in the context of annual rating procedures and collateral valuations. Portfolio impairment charges are recorded for both economic and political risks. The basis is the expected loss model described above, which is adjusted for IFRS purposes. Risk provisions for Irrevocable loan commitments and financial guarantees are set up using the same method of calculation.

Maximum Risk of Default. According to IFRS 7.36, the maximum exposure to credit risk for KfW Bankengruppe arising from financial instruments is the total loss of the respective risk positions. Contingent liabilities and irrevocable loan commitments are also taken into account. Carrying amounts have been reduced by the risk provisions made.

Payment arrears on the balance sheet date were reported only in Loans and advances to banks and customers, and Securities and investments. Individual impairment charges were also reported under Contingent liabilities and Irrevocable loan commitments.

MAXIMUM RISK OF DEFAULT

	Loans and advances to banks		Loans and advances to customers		Value adjustments from macro fair value hedge accounting		Derivatives used for hedge accounting; other derivatives		Securities and investments; investments accounted for using the equity method		Contingent liabilities; irrevocable loan commitments
	As of December 31,		As of December 31,		As of December 31,		As of December 31,		As of December 31,		As of December 31,
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	(EUR in millions)
Carrying amount as equivalent for maximum risk of default	291,063	290,810	116,663	113,528	18,975	13,468	44,607	41,494	31,703	31,904	57,346	62,007
Risk provisions for lending business	170	162	1,809	4,778	0	0	0	0	13	15	119	256
Carrying amount neither past due nor impaired	286,249	290,308	111,904	110,392	18,975	13,468	44,607	41,494	31,464	31,625	57,303	62,003
Collateral provided	193,501	191,053	30,922	27,690	0	0	19,440	11,520	1,504	1,677	43	1,659

FINANCIAL INSTRUMENTS PAST DUE AND NOT INDIVIDUALLY IMPAIRED

	Loans and advances to banks		Loans and advances to customers		Securities and investments; investments accounted for using the equity method
	As of December 31,
	2012	2011	2012	2011	2012	2011
	(EUR in millions)
Carrying amount less than 90 days past due	4,641	323	2,468	882	4	2
Carrying amount 90 days and more past due	21	24	856	985	2	0
Total	4,662	347	3,324	1,867	6	2
Collateral provided	3,574	310	551	461	0	0

INDIVIDUALLY IMPAIRED FINANCIAL INSTRUMENTS

	Loans and advances to banks		Loans and advances to customers		Securities and investments; investments accounted for using the equity method		Contingent liabilities; irrevocable loan commitments
	As of December 31,
	2012	2011	2012	2011	2012	2011	2012	2011
	(EUR in millions)
Carrying amount	151	154	1,436	1,268	232	277	43	4
Individual impairment losses, provisions	64	66	1,386	4,232	0	0	69	210
Collateral provided	36	35	856	540	6	6	0	0

At year-end 2012, EUR 1.9 billion (net after deduction of risk provisions; year-end 2011: EUR 1.7 billion) was classified as individually impaired out of EUR 560 billion (year-end 2011: EUR 553 billion) in financial instruments outstanding. Potential losses are conservatively estimated, and individual impairment losses of EUR

1.5 billion (year-end 2011: EUR 4.5 billion) were recognized. The year-on-year reduction primarily resulted from the use of provisions for risks from the various IKB rescue measures (year-end 2011: EUR 3.2 billion). Adjusted for this effect, there was a moderate increase in risk provisions for individually impaired commitments, which was primarily attributable to the merchant shipping segment. The transaction in an approximate amount of EUR 15 billion mandated by the Federal Government as part of the support measures for Greece is completely hedged by a federal guarantee and is therefore not shown in the portfolio of individually impaired financial instruments.

In addition to provisions for immediate risks of default, KfW Bankengruppe made provisions for latent risks of default (economic and political risks). As of December 31, 2012, risk provisions for transactions not individually impaired totaled EUR 0.6 billion (year-end 2011: EUR 0.7 billion). The decrease was primarily due to the reversal of additional portfolio impairments for the sectors and countries particularly affected by the financial and economic crisis, as the current risk provisions in the form of individual impairments and portfolio impairments adequately reflect these risks. The collateralization of loans in the group portfolio primarily relates to on-lending business and promotional business guaranteed by the Federal Republic or individual federal states (Länder). The collateral is presented as recognized for purposes of internal management of economic risks. Participation effects are taken into account in order to avoid reporting double collateralization. By far the largest portion of collateral is attributable to assigned end-borrower receivables from on-lending business. Tangible collateral, e.g., ships and airplanes, plays only a minor role with regard to the total amount of collateral.

The high exposure with regards to derivatives with positive fair values has to be seen in the context of the netting agreements with counterparties. These also include derivatives with negative fair values and considerably reduce the counterparty risk.

There was an increase in loans and advances which were less than 90 days past due and not individually impaired in 2012. These were largely arrears of one day in the on-lending banking business. They were largely settled on the following working day as the due date fell on a Sunday.

In 2012, KfW Bankengruppe did not take possession of any significant assets previously held as tangible collateral.

Portfolio Structure. The loan portfolio includes loans as well as securities and investments in performing business. The non-performing portfolio is only included in the presentation of credit quality. The contribution of individual positions to the risk associated with KfW Bankengruppe’s loan portfolio is assessed based on an internal portfolio model. Concentrations of individual borrowers or groups of borrowers give rise to the risk of major losses that could jeopardize KfW’s existence. On the basis of the economic capital concept, Risk Controlling measures the risk concentrations by individual borrower, sector and country. The risk concentrations are primarily reflected in the economic capital requirement. This ensures that high risk volumes and unfavorable probabilities of default are taken into account, along with undesirable risk correlations. The results form the main basis for the management of the loan portfolio.

Regions. At year-end 2012, 62% of the group’s loan portfolio in terms of economic capital requirements was attributable to the euro area (year-end 2011: 67%). A reduction in the loss given default in the on-lending business in the Germany segment was caused primarily by an evaluation of the parameters used in the valuation technique for assignments of loan receivables. The evaluation was carried out due to an amendment to the definition of financial collateral in the German Banking Act (Kreditwesengesetz – KWG) in July 2011. The considerable decline in net exposure led to a decrease in capital employed.

ECONOMIC CAPITAL REQUIREMENTS BY REGION

	As of December 31,
	2012	2011
Germany	43%	52%
Euro-area countries (excl. Germany)	19%	15%
Europe outside EU	11%	9%
Asia (incl. Australia and New Zealand)	8%	7%
EU countries (excl. euro-area countries and Germany)	7%	6%
Latin America	5%	5%
Africa	4%	3%
North America	3%	3%

Sectors. The significant share of overall capital required for credit risks attributable to the financial sector is due to KfW Bankengruppe’s promotional mandate. By far the greatest portion of the group’s domestic promotional lending business consists of loans that are on-lent through commercial banks. The decrease in capital employed in the financial sector is largely due to the aforementioned evaluation of the parameters for the valuation techniques for assignments of loan receivables relating to on-lent commercial bank loans. In the commodities/energy sector, new business in the energy in particular will mean an increase in capital employed.

ECONOMIC CAPITAL REQUIREMENTS BY SECTOR

	As of December 31,
	2012	2011
Financial sector	39%	42%
Consumer/retail	10%	9%
Commodities/energy	9%	7%
Private equity firms	7%	6%
Shipping	6%	6%
Public sector	5%	6%
Transport	4%	3%
Other	20%	21%

Credit Quality. As credit quality is a major factor influencing the economic capital requirement, it is appropriate in analyzing the credit quality structure to examine the distribution of net exposure by credit quality category. On this basis, the credit quality structure was stable year-on-year.

The non-investment grade net exposure compared to the net exposure of the overall portfolio increased only insignificantly. The average probability of default of the group’s loan portfolio at year-end 2012 remained almost unchanged compared to year-end 2011. The group’s loan portfolio therefore continued to show a good credit quality structure.

CREDIT QUALITY BY NET EXPOSURE

	As of December 31,
	2012	2011
Investment grade (M1–M8)	60%	61%
Non-investment grade (M9–M15)	33%	32%
Watch list (M16–M18)	3%	3%
Default (M19–M20)	4%	4%

Structured Products in the Group’s Portfolio.

Asset-Backed Securities. In addition to its own holdings of ABSs, the group’s ABS portfolio includes ABS investments in special funds. These investments were again reduced during the course of 2012.

The ABSs had a par value of around EUR 3.9 billion at year-end 2012. Accounting for the mark-to-market valuation of the securities reported at fair value and impairments, the portfolio had a total value (including pro-rata interest) of EUR 3.7 billion. The following tables show the composition of the ABS portfolio by asset class, rating and geographic distribution of the underlying assets in the securitization portfolios.

EXPOSURE BASED ON PAR VALUES

	As of December 31, 2012
	CLO	RMBS	CMBS	CDO	ABS & other	Total	Total 2011
	(EUR in millions)
Investment grade	1,301	466	149	9	1,303	3,228	3,621
Non-investment grade	194	27	39	2	0	262	301
Watch list	13	36	4	—	0	53	107
Default	161	80	29	64	—	333	404

	1,668	610	220	75	1,304	3,876	4,433

GEOGRAPHIC BREAKDOWN OF THE UNDERLYING ASSET POOL (BASED ON NOMINAL VALUE)

	As of December 31,
	2012	2011
Europe	78%	76%
World	13%	13%
North America	9%	10%
Africa	0%	0%
Asia	0%	0%

Despite new business, the portfolio volume at year-end 2012 was lower than at year-end 2011 due to repayments and sales of some holdings (nominal value EUR -0.6 billion). Comparison of the portfolio’s rating structure shows a reduction in both default and watch-list holdings. The asset pool’s geographical distribution has changed little compared to 2011; the regional focus of the ABS portfolio remained on Europe.

Overall, European securitizations, including German securitizations, showed a solid performance. The cumulative default rates for European securitizations remained very low. There are no longer any risks from structured securities associated with the risk protection measures for IKB as of December 31, 2012 (at year-end 2011: EUR 3.4 billion with impairment charges of EUR 3.1 billion).

Platform Securitizations. Banks can transfer credit risks synthetically from SME loan portfolios to the capital market using the synthetic securitization platform PROMISE. KfW complements its promotional offering with its synthetic securitization program PROVIDE, which aims to securitize private housing loans. The securitization volume totaled EUR 4.6 billion as of December 31, 2012. Securitization was provided by portfolio CDSs/financial guarantees and credit-linked notes. The decline in the securitization volume by EUR 3.8 billion at year-end 2012 compared to year-end 2011 was primarily a result of the use of the originator banks’ call options. There are currently no immediate loss expectations for KfW.

Commitments in European Crisis Countries

The following table shows the net carrying amounts of the liabilities to public sector borrowers (including municipalities and local authorities) in the five largest countries particularly affected by the euro sovereign debt crisis and to financial institutions in these countries.

	Net carrying amount (including irrevocable loan commitments)
	As of December 31,
	2012		2011
		of which collateralized		of which collateralized
	(EUR in millions)
Country
Greece	15,068	15,068	22,398	22,320
thereof public sector debtors	15,051	15,051	22,380	22,307
thereof financial institutions	17	17	18	13
Spain	2,516	2,153	3,211	2,510
thereof public sector debtors	310	—	399	—
thereof financial institutions	2,207	2,153	2,812	2,510
Italy	1,306	621	1,746	652
thereof public sector debtors	395	—	387	—
thereof financial institutions	911	621	1,359	652
Ireland	1,504	1,352	1,486	1,211
thereof public sector debtors	22	—	2	—
thereof financial institutions	1,482	1,352	1,484	1,211
Portugal	227	154	560	236
thereof public sector debtors	73	—	115	—
thereof financial institutions	154	154	445	236
Total	20,621	19,349	29,401	26,928

The net carrying amounts in the table above were determined depending on their IAS 39 measurement category, taking into account any impairments or fair value measurements, and also include pro-rata interest.

With respect to derivatives, transactions with the same counterparty are offset against one another on the basis of contractual provisions for offsetting, regardless of provisions for offsetting for reporting purposes. Irrevocable loan commitments and other contingent liabilities are also included.

Of the commitments shown, as of December 31, 2012, a total of EUR 18,729 million (year-end 2011: EUR 27,248 million) was attributable to the “loans and receivables” measurement category, EUR 30 million (year-end 2011: EUR 55 million) to “held-to-maturity investments,” EUR 677 million (year-end 2011: EUR 763 million) to “available-for-sale financial assets” and EUR 1,185 million (year-end 2011: EUR 1,335 million) to “financial assets at fair value through profit or loss.”

The largest item was approximately EUR 15 billion for Greece (year-end 2011: EUR 22.3 billion) mandated by the Federal Government in 2010 (which benefits from a federal guarantee). The other items relating to public sector borrowers largely consisted of government bonds. Commitments to financial institutions for the most part comprised covered bonds (Pfandbriefe). In addition, they primarily included global loans, financial derivatives and bank bonds. Apart from the federal guarantee for the transaction with Greece mandated by the Federal Government, the collateral primarily comprised cash collateral of EUR 1 billion (year-end 2011: EUR 0.9 billion) from the derivatives business. In addition, the EUR 2.7 billion (year-end 2011: EUR 3.4 billion) in covered bonds (Pfandbriefe) included in the portfolio is also presented as a collateralized commitment.

In internal controlling, these commitments are subject to strict and regular monitoring. In the process of steering new business activities, business with or in these countries is predominantly subject to higher collateral requirements. In some cases there is basically a freeze on new business. In addition, during the course of 2012, internal ratings for individual crisis countries and the banks based in such countries were further downgraded, limiting, among other things, the scope for new business generally across all sectors. Because KfW’s risk assessment is based on its own internal ratings, changes to the external ratings of countries and banks based in these countries by independent rating agencies may not have an immediate impact on KfW’s internal ratings.

In existing business, KfW significantly reduced its exposure to financial institutions, in particular through repayments of global loans, covered bonds (Pfandbriefe) and other securities in Italy, Portugal and Spain.

Market Price Risk

The group measures and manages market price risks on a present-value basis. Major risk drivers in this context are:

1. the interest rate structure (interest rate risks) for the EUR and USD currency areas,

2. exchange rates (currency risks) and

3. issuer-related premiums on interest rates for securities (credit spread risks).

Other market price risks, e.g., from commodities positions, play a negligible role.

The largest risks within market price risks are the interest rate risks in the banking book, which make up an annual average of around 73% of the total market price risks. KfW and its subsidiaries are non-trading book institutions; accordingly, their market price risks relate solely to the banking book.

In 2012, a new methodology was introduced to calculate the economic capital requirement for interest rate risks. The previously used Monte Carlo simulation – based on a Cox-Ingersoll-Ross interest structure model – was replaced by a parametric delta-normal model.

Furthermore, credit spread risk measurement – which previously only took into account assets measured at fair value through profit or loss and available-for-sale financial assets – was extended to the entire securities portfolio with effect from October 31, 2012.

In total, market price risks within the group required a total of EUR 4,730 million in economic capital as of December 31, 2012. This position was composed of the following individual risks:

TOTAL ECONOMIC CAPITAL FOR MARKET PRICE RISKS

	As of December 31, 2012	As of December 31, 2011
	(EUR in millions)
Interest rate risks	3,587	2,430
Currency risks	557	480
Credit spread risks	574	511
Other market price risks	13	163

Market price risk	4,730	3,584

Interest Rate Risks. KfW Bankengruppe assumes limited interest rate risks in order to take advantage of long-term opportunities for returns. Additionally, interest rate risks arise from the credit terms used in KfW’s domestic lending business, which include prepayment options. KfW takes this into account in its risk management by including the estimated future volume of exercised prepayment options in its funding strategy.

All interest bearing products of the group are included in the calculation of interest rate risks. On the basis of this data, the group regularly performs value-at-risk calculations to assess its interest risk position using a variance/covariance approach.

The management concept introduced for interest rate risks with effect from January 1, 2012 is part of a long-term management philosophy. A substantial capital buffer is maintained in order to mitigate short-term fluctuations in present value caused by interest rates. In addition to this buffer, value-at-risk is calculated at a confidence level of 99.99% and for a period of two months. The choice of this period is based on a conservative estimate of the maximum timeframe to close the entire interest risk position under adverse interest rate scenarios. The economic capital requirement for interest rate risks comprises the sum of the capital buffer for potential decreases in present value and the two-month value-at-risk. Continuous monitoring of the risk position and the available management options ensures that the allocated capital is sufficient to cover the risk for a one-year period in accordance with the uniformly applied confidence level of 99.99%.

Periodic stress tests supplement this calculation to estimate possible losses under extreme market conditions. These have been adapted to current supervisory requirements, i.e., parallel upward (or downward) shift in the yield curve by 200 basis points, with the less favorable result in each case being reported. Apart from the prescribed parallel shift in the yield curve, these tests included scenarios such as a twist in the yield curve and an extension of the holding period.

The capital requirement for interest rate risks rose as of December 31, 2012. The main driver of the increase was the management concept introduced with effect from January 1, 2012. The figures above do not take into account any tenor or foreign exchange basis spread risks. The group has launched an internal project for 2013 to evaluate the materiality of and to model these risks.

Currency Risks. Foreign currency loans are largely refinanced in the same currency or secured by appropriate foreign currency hedging instruments. Assets in foreign currencies are refinanced to a limited extent through equity on subsidiary level rather than liabilities in foreign currency. This is only permissible for the purpose of stabilizing fluctuations in the economic and regulatory capital requirement induced by exchange rates – no intention of trading is pursued here. DEG’s foreign currency equity investments and to a small extent KfW Entwicklungsbank’s promotional instruments are only funded in the same currency if this is possible and practical. Foreign currency earnings generated from the lending business throughout the year are sold promptly.

As with the interest rate risk, the economic capital requirement for liquid currency positions is calculated with a variance/covariance approach and comprises the sum of a capital buffer and a two-month value-at-risk at a confidence level of 99.99%. A twelve-month period is used for all currencies with limited trading and hedging opportunities. The currency portfolio predominantly comprises liquid positions. Stress tests are regularly conducted in order to estimate possible losses in the event of extreme market conditions.

The increase in the capital requirement for currency risks as of December 31, 2012 is largely due to an increase in the capital buffer.

Credit Spread Risks. Risks for the group arising from credit spread changes were previously estimated for positions in the valuation categories “available-for-sale financial assets” and “financial assets at fair value through profit or loss.” Since October 31, 2012 the risk measurement has been extended to the entire securities portfolio. The economic capital requirement is calculated using a historical simulation approach on the basis of a credit spread time series comprising the previous year (250 trading days). The VaR is initially ascertained from credit spread changes for a holding period of one day at a confidence level of 95%, and then scaled to a period of one year and a confidence level of 99.99%. The risk measurement for ABS is based on ABS indices due to the illiquidity of these securities.

The increased economic capital required to back credit spread risks is largely due to the expansion of the observed portfolio.

Other Market Price Risks. Other market price risks include commodity price risks from CO2 certificates and interest rate risks from liquidation portfolios. The risks from CO2 certificates arise as a result of the group’s decision to act as an intermediary between the buyers and sellers of CO2 certificates. As a result, KfW also keeps certificates in its own books. The risks from CO2 certificates are measured using a variance/covariance approach. The required parameters (price volatility and the expected value of changes in prices) are calculated using historical data. The historical data used for estimating the model parameters for CO2 certificates come from daily prices since June 2005. The interest rate risks of the liquidation portfolios are measured in the same way as the interest rate risks of the banking book. The economic capital requirement for other market price risks has decreased primarily due to the disposal of an equity investment.

Liquidity Risk

Liquidity risk is the risk of a lack of liquidity. KfW differentiates between institutional liquidity risk (the risk of not being able to meet payment obligations) and market liquidity risk (the risk that the required funds are only available at costs higher than the risk-commensurate interest rate).

The primary objective of liquidity management is to ensure that KfW Bankengruppe is at all times capable of meeting its payment obligations. KfW is available as a contractual partner for all commercial transactions of its subsidiaries, particularly for their funding. For this reason the liquidity requirements of the subsidiaries are included both in KfW’s funding schedule and in the liquidity maintenance strategy.

Liquidity risk is measured on the basis of the liquidity risk indicator under regulatory law, the utilization threshold in accordance with the KfW Law and economic scenario analyses.

A significant component for liquidity risk assessment is the contractual payment obligations (principal and interest) of KfW Bankengruppe arising from financial instruments, which are shown in the table below by maturity range:

CONTRACTUAL PAYMENT OBLIGATIONS ARISING FROM FINANCIAL INSTRUMENTS BY MATURITY RANGE

	December 31, 2012 (1)
	Up to 1 month	Between 1 and 3 months	Between 3 months and 1 year	Between 1 and 5 years	5 years and more	Total
	(EUR in millions)
Liabilities to banks and customers	22,330	1,731	4,551	8,788	13,894	51,293
Certificated liabilities	18,477	16,633	54,263	216,352	137,035	442,761
Net liabilities under derivative financial instruments	-853	-1,118	-1,928	-8,203	-15,704	-27,805
thereof Liabilities under derivative financial instruments	16,659	14,332	29,986	148,235	81,915	291,127
Subordinated liabilities	0	0	111	3,554	0	3,665
Liabilities under on-balance sheet financial instruments	39,955	17,246	56,997	220,491	135,225	469,913
Contingent liabilities	6,228	0	0	0	0	6,228
Irrevocable loan commitments	51,118	0	0	0	0	51,118
Liabilities under off-balance sheet financial instruments	57,346	0	0	0	0	57,346
Liabilities under financial instruments	97,301	17,246	56,997	220,491	135,225	527,259
CONTRACTUAL PAYMENT OBLIGATIONS ARISING FROM FINANCIAL INSTRUMENTS BY MATURITY RANGE

	December 31, 2011 (1)
	Up to 1 month	Between 1 and 3 months	Between 3 months and 1 year	Between 1 and 5 years	5 years and more	Total
	(EUR in millions)
Liabilities to banks and customers	20,880	4,634	6,906	11,852	15,296	59,568
Certificated liabilities	25,411	21,708	50,035	203,733	147,594	448,482
Net liabilities under derivative financial instruments	-983	-611	-1,698	-9,673	-21,818	-34,785
thereof Liabilities under derivative financial instruments	16,391	18,853	36,274	147,495	91,276	310,288
Subordinated liabilities	0	0	146	314	3,303	3,763
Liabilities under on-balance sheet financial instruments	45,308	25,731	55,389	206,226	144,374	477,028
Contingent liabilities	6,287	0	0	0	0	6,287
Irrevocable loan commitments	55,720	0	0	0	0	55,720
Liabilities under off-balance sheet financial instruments	62,008	0	0	0	0	62,008
Liabilities under financial instruments	107,315	25,731	55,389	206,226	144,374	539,036

(1)	The net liabilities under derivative financial instruments comprise payment obligations which are offset against the corresponding payment claims from derivative contracts; the gross liabilities are reported as liabilities under derivative financial instruments. Irrevocable loan commitments and contingent liabilities are generally allocated to the first maturity range.

Internal liquidity risk measurement is based on scenario calculations. This approach first analyzes the expected inflow and total outflow of funds for the next twelve months based on business already concluded. This basis cash flow is then supplemented by uncertain payments (e.g., borrowings from the capital market, expected loan defaults or planned new business). The result provides an overview of the liquidity required by KfW in the next twelve months. The liquidity required is calculated for different scenarios. Stress is placed on market-wide and institution-specific risk factors and an evaluation is made of the impact with regards to KfW Bankengruppe’s liquidity.

The available liquidity potential largely consists of KfW’s ECB collateral account, repo assets, liquidity portfolios and the volume of commercial paper that is regularly placeable on the market. The available liquidity potential is subjected to stress analysis in the same way as the other cash flow components. The ratio of cumulative required liquidity to the cumulative available liquidity potential is calculated for each scenario. This figure may not exceed the value of 1 in any scenario for any period. The prescribed horizon in the normal case scenario is twelve months, in the stress case six months, and in the worst case, three months. The scenario assumptions are validated on an annual basis.

The key figures are calculated and reported to the Market Price Risk Committee on a monthly basis. The following table shows the key risk indicators for the scenarios as of December 31, 2012:

LIQUIDITY RISK INDICATORS AS OF DECEMBER 31, 2012

Indicator
Normal case	0.18
Stress case	0.18
Worst case	0.31

The internal liquidity risk indicators remained considerably below the maximum permitted limit of 1 throughout 2012.

Operational Risks and Business Continuity Management (Operating Risks)

KfW Bankengruppe uses operating risks (“OpRisk”) as the umbrella term for operational risks and risks arising from business interruption.

The organizational structure provides for a two-tier system comprising decentralized management units and a central control unit liaising with the Operational Risk Committee. Operating risks management is decentralized within the business areas and subsidiaries, and is performed by the respective directors or managing directors and his coordinator of the operational risks and business continuity management. An operating risk management team performs central control of operating risks in the department of Risk Management and Controlling. It develops the methods and instruments for identifying and assessing operating risks and monitors their uniform application.

The aim of management and control of operational risks and business continuity management is to identify and avert potential losses for KfW ahead of time, i.e., to make emergencies and crises manageable and secure the bank’s structural ability to remain in operation despite the loss of key resources.

In compliance with Section 269 of the German Solvency Regulation (Solvabilitätsverordnung – SolvV), KfW defines operational risk as the risk of loss resulting from in-adequate or failed internal processes, people and systems or from external events. This definition includes legal risk. Legal risk is the risk of losses resulting from infringement of applicable legislation. This includes the risk of losses due to a change in legislation (change in legal ruling or the law) relating to transactions concluded or investments made in the past, and the risk of having to make payments in connection with alleged illegal infringements. The risk of having to adjust future business activities in response to a change in the legal situation does not constitute an operational risk. Reputational and strategic risks are not included in KfW’s definition of operational risk.

Losses are recorded in an OpRisk events database. After each quarter, a detailed report is made of the loss events recorded and any measures introduced in the relevant departments as a result. The Executive Board, the Board of Supervisory Directors and the Operational Risk Committee are briefed monthly or quarterly as part of internal risk reporting. Ad hoc reports are also made if a loss exceeds a certain level.

In addition, operational risks are systematically recorded in risk assessments that are carried out in all departments and across selected process chains. Operational risks are measured within the risk assessments on the basis of internal data or expert estimates which are backed by a distribution assumption for loss frequency and amount. The increased potential losses in the risk assessments carried out are reported to the respective senior vice president and first vice president once the data has been collected. Throughout the year each business area has to check the implementation of its risk indicators for the purpose of monitoring whether, the potential losses which were established in the risk assessment and are above a fixed threshold value.

Capital charges for operational risks are calculated in accordance with the standardized approach pursuant to Section 272 of the German Solvency Regulation (Solvabilitätsverordnung — SolvV). As of December 31, 2012, OpRisks were backed by EUR 575 million (year-end 2011: EUR 570 million). As part of economic management, the regulatory capital requirement calculated in accordance with the standardized approach is assigned to defined business areas. This is compared to the loss which has actually occurred.

Business continuity management is implemented if a business interruption occurs due to internal or external events. This is an integrated management process which covers all the aspects of the four key outage and loss scenarios: site outage (building or infrastructure), IT system outages, staff outage and service provider outage. Business continuity management incorporates preventative components (emergency provisions) and reactive components (emergency and crisis management) in equal measure.

For the purpose of business continuity management, business processes are analyzed and categorized according to how critical they are, and the supporting resources for each case examined. Identifying critical business processes and their dependency on supporting resources forms the basis for effective business continuity management. Individual measures are developed for these business processes and their supporting resources, which ensure that the required availability is guaranteed and business risks are reduced. These include emergency workstations, emergency plans, communication tools and alerts/alarms. KfW’s crisis team takes responsibility for crisis management as a whole when unforeseen events occur. It practices emergency and crisis organization teamwork in regular crisis team tests.

To the extent that reputational risks are based on operational risks, they are taken into account in KfW Bankengruppe’s risk management process for operational risks, in the risk assessment, in gathering event data and in outsourcing risk analysis.

The group addresses legal risks by involving its in-house legal department early in the process and by cooperating closely with external legal advisers in Germany and abroad.

Other Risks

Equity Investment Risks. In managing equity investment risks, KfW Bankengruppe differentiates between risks from equity investments on an operational level and strategic equity investments.

Equity Investments (operational level). Equity investments are used to carry out KfW’s promotional mandate or to fulfill its subsidiaries’ business objectives. The group-wide basic rules for equity investments are specified via guidelines. Specific rules tailored to certain segments of equity investments are also set out in subportfolio guidelines. Risk measurement is performed at individual commitment level for equity investments in the same way as credit risks. Equity investment portfolio risks are internally reported separately.

Strategic Equity Investments. A specialized organizational unit is responsible for strategic equity investments based on an equity investment manual which describes legal bases, strategies, principles, procedures and responsibilities of equity investment management. Acquisitions and disposals of, and changes to strategic equity investments are subject to defined due diligence processes as well as authorization by the KfW Executive Board and the Board of Supervisory Directors. In addition, entry into an equity investment in excess of 25% requires authorization by the Federal Ministry of Finance in accordance with the Federal Budget Code (Bundeshaushaltsordnung – BHO). Individual equity investment strategies and specific risks are constantly monitored and are presented to the Executive Board as part of an annual equity investment report – as well as in ad hoc reports as necessary. In addition, KfW is, as a rule, represented at the executive board level in the supervisory bodies of companies in which it has a significant holding. For more information on KfW’s strategic equity investments, see “Business—Strategic Shareholdings.”

Due to the high risk relevance for the group and for reasons of uniform group management, KfW IPEX-Bank and DEG’s risks are managed as part of group risk management. For example, the subsidiaries’ business activities are included in the group-wide limits under the look-through principle and in the group’s economic capital budget. Representatives of the subsidiaries are included in the group risk committees. Risk monitoring for these two subsidiaries is also performed at a stand-alone level. This monitoring includes regular reporting to the Executive Board as part of the monthly internal group risk report.

Reputational Risk. Reputational risk is the risk that the public perception of KfW from the point of view of the relevant internal and external interest groups will deteriorate with a negative impact on KfW. This negative impact could lead to a decrease in KfW’s net assets, earnings or liquidity, or may be of a non-monetary nature. Reputational risks may arise as a consequence of other types of risk or in addition to these.

These risks are managed using a number of decentralized approaches. Examples include sustainability management with group-wide environmental and social principles relevant to credit recommendations, or basing the management of the group’s own securities portfolio on sustainability criteria. KfW committed itself to this approach by signing the United Nations initiative “Principles for Responsible Investment” (PRI) in 2006.

Based on an evaluation and benchmark analysis conducted in 2012, KfW is currently focusing on further developing its organization and processes – particularly the separation between centralized control and decentralized management. The existing measures and procedures will be refined and a regular, comprehensive reporting to the Executive Board will subsequently be established.

Project Risk. Original project risks comprise, in particular, planning assumptions that turn out to be inaccurate. They have implications for the achievement of project objectives with regard to cost, time and quality (e.g., underestimating cost of implementation, failing to take into account of time constraints arising from parallel projects). Project risks at KfW arise particularly in connection with various long-term major projects, the consequences of which affect the entire group. The management of project risks is part of project management and takes place in both the project planning and execution stages.

The Central Project Management Office supports the major projects in fulfilling their objectives and achieving their targets. As the central authority for project management, it provides the methodological framework for KfW’s project implementation and creates transparency at the level of the entire project portfolio. This enables the Project Board and Executive Board to make targeted decisions. Setting methodological requirements through the Central Project Management Office enables a consistently high quality of implementation. Compliance of major projects with this framework and requirements is also monitored and supported.

Internal Monitoring Procedures

Internal Auditing. Internal Auditing is an instrument of the Executive Board. As an entity that works independently of group procedures, it audits and assesses all of KfW’s processes and activities to identify the risks involved and reports directly to the Executive Board.

With a view to risk management processes, Internal Auditing in 2012 audited the decentralized risk management processes and central aspects of risk management which are relevant bank-wide. One focus was on the risk assessment processes in lending and loan support in various business areas. Internal Auditing also focused on the central procedures and methods of risk management and on their further development.

As in previous years, Internal Auditing also monitored the further development of risk measurement procedures by participating (with guest status) in meetings of decision-making bodies in 2012 and monitoring projects.

In addition, KfW’s Internal Auditing functions as the group auditing department for KfW Bankengruppe. It incorporates the internal auditing departments of the subsidiaries in group-wide audit reporting.

Compliance. The success of KfW Bankengruppe is largely based on the confidence of its shareholders, customers, business partners, employees and the general public place in its efficiency and, above all, in its integrity. This confidence rests on the implementation of and compliance with relevant statutory, supervisory and internal regulations and other relevant laws and rules.

The Executive Board of KfW bears the overall responsibility for compliance. The Executive Board delegates the associated tasks to the Compliance department.

Compliance at KfW includes, in particular, measures to comply with data protection regulations as well as for the prevention of insider trading, money laundering, terrorism financing and other criminal activities. There are, therefore, binding rules and procedures that influence the day-to-day implementation of values and the corporate culture, which are continually updated to reflect the latest legal and regulatory conditions as well as market requirements.

Regular training sessions on compliance are held for KfW employees. E-learning programs are available in addition to classroom seminars.

Internal Control System. The aim of KfW Bankengruppe’s internal control system is to use suitable principles, measures and procedures to ensure the effectiveness and profitability of business activities, compliance with the legal provisions applicable to KfW and protection of assets.

KfW’s internal control system is based on the relevant legal requirements (under banking regulation; see section 25 a (1) no. 1 KWG, MaRisk AT 4.3, and sections 289 (5), 315 (2) no. 5, 324 and 264 d HGB), which are accordingly only partly applicable, in particular those set forth in the German Accounting Law Reform Act (Bilanzrechtsmodernisierungsgesetz – BilMoG), German Banking Act (Kreditwesengesetz – KWG ) and MaRisk, and the market standard COSO model (Committee of Sponsoring Organizations of the Treadway Commission).

Like the COSO model, KfW’s internal control system consists of the five following interrelated components: control environment, risk assessment, control activities, information/ communication and monitoring. These extend to all KfW Bankengruppe business units, functions and processes. The control environment is the environment within which KfW introduces and applies rules. Risk assessment includes the identification, analysis and evaluation of risks that result from implementing corporate strategy. Control activities are aimed at achieving corporate objectives effectively and preventing or detecting risks. Adequate information and communication procedures in KfW Bankengruppe enable all stakeholders to be provided with the information they need in the necessary detail. Appropriate monitoring mechanisms determine the functionality and effectiveness of KfW’s internal control system.

KfW has implemented accounting-related controls to minimize the risk of error in single-entity and consolidated financial statements and ensure the correctness and reliability of internal and external accounting. The accounting-related controls are part of the group-wide internal control system.

A written framework forms the basis of KfW’s internal control system. It lays out the conditions for proper business organization at KfW Bankengruppe, and formulates binding rules and requirements for process documentation, controls and an organizational manual.

Workflow organizational measures and controls ensure that monitoring is integrated into processes. Monitoring measures integrated into processes serve to avoid, reduce, detect and/or correct processing errors or financial loss.

The system is supplemented by Compliance, which, on the basis of statutory and supervisory requirements/conditions, defines and monitors compliance with measures in relation to personal data protection (data protection), money-laundering prevention, fraud prevention and securities trading, and in relation to compliance with financial sanctions and protection against the financing of terrorism.

The effectiveness and adequacy of KfW’s internal control system is also assessed by Internal Auditing on the basis of audits carried out independently of group procedures.

The details of the implementation of the internal control system at KfW and its legally independent subsidiaries KfW IPEX-Bank and DEG are determined by their respective risk strategies and business areas and the prevailing circumstances.

The Executive Board holds overall responsibility for the internal control system at KfW. At DEG and KfW IPEX-Bank, KfW’s legally independent subsidiaries, overall responsibility is held by the management. The design and implementation at the different corporate levels is the responsibility of the relevant managers according to the organizational structure. A report is rendered annually to KfW Bankengruppe’s supervisory bodies.

To ensure the effectiveness of the internal control system, KfW regularly examines and continually develops the standards and conventions and ensures that they are implemented on a permanent basis in KfW’s business areas.

Consolidated Financial Statements of KfW Bankengruppe

Consolidated Statement of Comprehensive Income

CONSOLIDATED INCOME STATEMENT

	Notes	2012	2011	Change
		(EUR in millions)
Interest income	(26)	14,409	15,791	-1,381
Interest expense	(26)	11,477	13,392	-1,915

Net interest income		2,933	2,399	534
Risk provisions for lending business	(13), (27)	-155	185	-340

Net interest income after risk provisions		2,777	2,584	193
Commission income	(28)	305	312	-7
Commission expense	(28)	77	85	-8

Net commission income		228	226	1
Net gains/losses from hedge accounting	(8), (29)	231	329	-98
Net gains/losses from other financial instruments at fair value through profit or loss	(8), (10), (30)	77	-69	147
Net gains/losses from securities and investments	(14), (31)	77	-222	299
Net gains/losses from investments accounted for using the equity method	(4), (32)	-4	-5	1
Administrative expense	(33)	914	757	158
Net other operating income	(34)	-13	11	-25

Profit/loss from operating activities		2,459	2,098	361
Taxes on income	(18), (35)	75	30	45

Consolidated profit		2,384	2,068	316

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
	Note(s)	2012	2011	Change
		(EUR in millions)
Consolidated profit		2,384	2,068	316
Other comprehensive income from financial instruments	(14), (36)	215	-11	226
Other comprehensive income from deferred taxes on financial instruments	(18), (36)	-4	6	-10
Other comprehensive income, total		211	-5	216

Consolidated comprehensive income		2,595	2,063	532

Other comprehensive income comprises income and expenses recognized in Revaluation reserves.

PRESENTATION OF RECLASSIFICATION AMOUNTS INCLUDED IN THE INCOME STATEMENT

	2012	2011	Change
	(EUR in millions)
Reclassification amounts relating to financial instruments	-61	83	-144
Reclassification amounts relating to deferred taxes on financial instruments	0	3	-3

Total	-61	86	-147

The reclassification amounts detailed in the table above represent income and expenses which were accounted for through profit or loss during the reporting period and which were previously recognized directly in equity in the Revaluation reserves. They also include amortization of Revaluation reserves related to the reclassification of Securities and investments from the measurement category “available-for-sale financial assets” to the “loans and receivables” measurement category. Income recognized in the income statement is reported with a negative sign preceding the amount and expenses with a positive sign.

Consolidated Statement of Financial Position

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Notes	December 31, 2012	December 31, 2011	Change
		(EUR in millions)
Assets
Cash reserves	(39)	5,960	997	4,963
Loans and advances to banks	(10), (12), (40)	291,233	290,971	261
Loans and advances to customers	(10), (12), (41)	118,472	118,306	166
Risk provisions for lending business	(13), (42)	-1,979	-4,940	2,961
Value adjustments from macro fair value hedge accounting	(8), (43)	18,975	13,468	5,507
Derivatives subject to hedge accounting	(8), (44)	34,217	30,403	3,815
Other derivatives	(8), (9), (10), (45)	10,390	11,091	-702
Securities and investments	(14), (15), (46)	31,582	31,861	-279
Investments accounted for using the equity method	(4), (47)	121	43	78
Property, plant and equipment	(16), (48)	928	917	11
Intangible assets	(17), (49)	78	46	31
Income tax assets	(18), (50)	429	359	70
Other assets	(51)	1,217	1,295	-78

Total		511,622	494,818	16,804

	Notes	December 31, 2012	December 31, 2011	Change
		(EUR in millions)
Liabilities and equity
Liabilities to banks	(10), (19), (52)	25,677	23,031	2,646
Liabilities to customers	(10), (19), (53)	14,408	20,856	-6,448
Certificated liabilities	(19), (54)	410,856	398,829	12,027
Value adjustments from macro fair value hedge accounting	(8), (55)	266	313	-47
Derivatives subject to hedge accounting	(8), (56)	27,286	20,927	6,359
Other derivatives	(8), (9), (10), (57)	5,008	5,365	-357
Provisions	(13), (20), (58)	1,992	2,214	-222
Income tax liabilities	(18), (59)	256	187	69
Other liabilities	(21), (60)	1,934	2,003	-69
Subordinated liabilities	(21), (61)	3,247	3,247	0
Equity	(22), (62)	20,692	17,847	2,845
Paid-in subscribed capital		3,300	3,300	0
Capital reserve		6,197	5,947	250
Reserve from the ERP Special Fund		1,113	1,056	58
Retained earnings		7,783	6,107	1,676
Fund for general banking risks		2,350	1,700	650
Revaluation reserves	(4), (14)	-51	-262	211

Total		511,622	494,818	16,804

Consolidated Statement of Changes in Equity

STATEMENT OF CHANGES IN EQUITY IN THE 2012 FINANCIAL YEAR

(EUR in millions)	As of January 1, 2012	Owner-related changes in equity	Appropriation of comprehensive income 2012	As of December 31, 2012
Subscribed capital	3,750	0	0	3,750
less uncalled outstanding contributions	-450	0	0	-450
Capital reserve	5,947	250	0	6,197
thereof promotional reserves from the ERP Special Fund	4,650	250	0	4,900
Reserve from the ERP Special Fund	1,056	0	58	1,113
Retained earnings	6,107	0	1,676	7,783
Statutory reserve under article 10 (2) KfW Law	1,875	0	0	1,875
Special reserve under article 10 (3) KfW Law	2,689	0	1,464	4,152
Special reserve less the special loss account from provisioning pursuant to Section 17 (4) of the D-Mark Balance Sheet Law	21	0	0	21
Other retained earnings	1,522	0	212	1,734
Fund for general banking risks	1,700	0	650	2,350
Revaluation reserves	-262	—	211	-51

Equity	17,847	250	2,595	20,692

Capital reserve has increased due to the contribution of an additional promotional reserve by the ERP Special Fund in the amount of EUR 250 million.

KfW’s reserves from the ERP Special Fund are increased on the basis of contractual agreements. KfW’s net income according to German Commercial Code amounting to EUR 1,464 million has been used to increase the special reserve under article 10 paragraph 3 of the KfW Law. Moreover, the Fund for general banking risks has been increased by EUR 650 million.

The difference to the consolidated comprehensive income is allocated to Other retained earnings or – if recognized directly in equity – to Revaluation reserves.

STATEMENT OF CHANGES IN REVALUATION RESERVES IN 2011 FINANCIAL YEAR

(EUR in millions)	Bonds and other fixed-income securities	Shares and other non-fixed income securities	Equity investments	Effects of deferred taxes	Investments accounted for using the equity method	Total
As of January 1, 2012	-320	1	69	2	-14	-262
A. Changes recognized in the income statement
Decrease due to disposals	0	0	-122	0	0	-122
Increase due to disposals	6	0	0	0	0	6
Decrease due to impairments	0	0	0	0	0	0
Amortization after reclassification	55	0	0	0	0	55

Total changes recognized in the income statement	62	0	-122	0	0	-61
B. Changes recognized directly in equity
Changes in revaluation reserves due to impairment reversal only for equity instruments	—	0	58	0	0	58
Changes in revaluation reserves due to fair value changes	218	-1	0	-4	0	213

Total changes recognized directly in equity	218	-1	59	-4	0	272
Effects of exchange rate changes	0	0	0	0	0	0

As of December 31, 2012	-40	1	5	-3	-14	-51

STATEMENT OF CHANGES IN EQUITY IN THE 2011 FINANCIAL YEAR

(EUR in millions)	As of January 1, 2011	Owner-related changes in equity	Appropriation of comprehensive income 2011	As of December 31, 2011
Subscribed capital	3,750	0	0	3,750
less uncalled outstanding contributions	-450	0	0	-450
Capital reserve	5,947	0	0	5,947
thereof promotional reserves from the ERP Special Fund	4,650	0	0	4,650
Reserve from the ERP Special Fund	977	0	79	1,056
Retained earnings	5,218	0	889	6,107
Statutory reserve under article 10 (2) KfW Law	1,838	0	37	1,875
Special reserve under article 10 (3) KfW Law	2,178	0	510	2,689
Special reserve less the special loss account from provisioning pursuant to Section 17 (4) of the D-Mark Balance Sheet Law	21	0	0	21
Other retained earnings	1,181	0	341	1,522
Fund for general banking risks	600	0	1,100	1,700
Revaluation reserves	-257	—	-5	-262

Equity	15,784	0	2,063	17,847

STATEMENT OF CHANGES IN REVALUATION RESERVES IN THE 2011 FINANCIAL YEAR

(EUR in millions)	Bonds and other fixed-income securities	Shares and other non-fixed income securities	Equity investments	Effects of deferred taxes	Investments accounted for using the equity method	Total
As of January 1, 2011	-249	1	8	-4	-13	-257
A. Changes recognized in the income statement
Decrease due to disposals	0	0	0	0	0	0
Increase due to disposals	0	0	0	0	0	0
Decrease due to impairments	-3	0	0	3	0	0
Amortization after reclassification	86	0	0	0	0	86

Total changes recognized in the income statement	83	0	0	3	0	86
B. Changes recognized directly in equity
Changes in revaluation reserves due to impairment reversal only for equity instruments	—	0	55	0	0	55
Changes in revaluation reserves due to fair value changes	-154	1	5	3	0	-146

Total changes recognized directly in equity	-154	1	60	3	0	-91
Effects of exchange rate changes	0	0	0	0	0	0

As of December 31, 2011	-320	1	69	2	-14	-262

Consolidated Statement of Cash Flow

CONSOLIDATED STATEMENT OF CASH FLOW

	2012	2011
	(EUR in millions)
Consolidated profit	2,384	2,068

Non-cash items included in consolidated profit/loss and reconciliation to cash flow from operating activities:
Depreciation, amortization, impairment and reversal of impairment losses (receivables, property, plant and equipment, securities and investments) and changes in risk provisions for lending business	536	142
Changes in other provisions	150	247
Profit/loss from the disposal of securities and investments and property, plant and equipment	-127	-1
Other adjustments	-3,536	-2,650

Subtotal	-593	-195

Changes in assets and liabilities from operating activities after adjustment for non-cash items:
Loans and advances to banks	-261	-27,549
Loans and advances to customers	-3,617	-10,901
Securities and investments (securities)	479	3,464
Other assets relating to operating activities	-7,940	-17,246
Liabilities to banks	2,646	7,570
Liabilities to customers	-6,448	-1,154
Certificated liabilities	12,027	40,845
Other liabilities relating to operating activities	5,653	3,649
Interest and dividends received	14,409	15,791
Interest paid	-11,477	-13,392
Income tax paid	-77	-106

Cash flow from operating activities	4,803	776
Property, plant and equipment:
Cash proceeds from disposals	3	8
Cash payments for investment	-94	-63
Securities and investments (equity investments)
Cash proceeds from disposals/cash payments for investment	1	-328

Cash flow from investing activities	-90	-383
Cash proceeds from/(cash payments for) capital increases/(decreases)	250	0
Cash flow from financing activities	250	0

Cash and cash equivalents as of the end of the previous period	997	604
Cash flow from operating activities	4,803	776
Cash flow from investing activities	-90	-383
Cash flow from financing activities	250	0

Cash and cash equivalents as of the end of the period	5,960	997

The balance of Cash and cash equivalents reported in the statement of cash flows according to IAS 7 is identical to the balance sheet item Cash reserves and thus comprises cash on hand and balances with central banks.

The Statement of cash flows shows the changes in Cash and cash equivalents in the financial year classified between the Cash flows from operating activities, investing activities and financing activities. Other adjustments largely comprise the adjustments for net interest income in the amount of EUR -2,933 million (2011: EUR -2,399 million) as well as for valuation results amounting to
EUR -603 million (2011: EUR -347 million) and effects of foreign exchange rate changes amounting to EUR -76 million (2011: EUR 83 million).

For more information on KfW Bankengruppe’s liquidity risk management, see “Risk Report—Liquidity Risk.”

Notes to the Consolidated Financial Statements

Accounting Policies

(1)	Basis of presentation

KfW is the promotional bank of the Federal Republic of Germany and was founded in 1948 as a public law institution based in Frankfurt am Main.

The Executive Board of KfW is responsible for the preparation of the consolidated financial statements and the group management report. After the consolidated financial statements and the group management report have been approved by the Audit Committee, they are submitted to the KfW Board of Supervisory Directors for final approval. No event of particular importance has occurred since December 31, 2012, the end of the financial year (as of March 12, 2013).

As of December 31, 2012, KfW Bankengruppe comprises of KfW, six subsidiaries and two special funds (securities funds – Wertpapiersondervermögen) that are fully consolidated. Two joint ventures and three associated companies are accounted for using the equity method.

The consolidated financial statements as of December 31, 2012 have been prepared, pursuant to section 315a (1) of the German Commercial Code (Handelsgesetzbuch-HGB), in accordance with the International Financial Reporting Standards (IFRS), as adopted by the European Union (EU), and with the interpretations set out by the International Financial Reporting Interpretations Committee (IFRIC), as mandatory consolidated accounts in accordance with article 4 of Regulation (EC) No. 1606/2002 (IAS Regulation) of the European Parliament and of the Council of July 19, 2002, as well as further regulations on the adoption of certain international accounting standards. The standards and interpretations that apply are those that have been published and endorsed by the European Union as of December 31, 2012.

The supplementary provisions of the German Commercial Code that also apply to IFRS consolidated financial statements have been taken into account. The group management report prepared in accordance with section 315 of the German Commercial Code includes the risk report with risk-oriented information on financial instruments as set out in IFRS 7, including a report on the exposures to the countries particularly affected by the European sovereign debt crisis, material events after the balance sheet date according to IAS 10 as well as information on capital and capital management as set out in IAS 1.134.

The consolidated financial statements were prepared in accordance with accounting policies that are consistent across KfW Bankengruppe and are prepared on a going concern basis. The companies included in the consolidated financial statements have prepared their annual financial statements as of December 31, 2012, except for some companies accounted using the equity method where financial statements as of September 30, 2012 were used.

The accounting policies in the consolidated financial statements have been applied consistently.

The reporting currency and the functional currency of all consolidated entities is the euro. Unless otherwise specified, all amounts are stated in millions of euros (EUR in millions).

As a general rule, at the reporting date assets and liabilities are measured at the reporting date at (amortised) cost, with the exception of the following financial instruments:

•	derivative financial instruments measured at fair value through profit or loss;

•	designated financial instruments measured at fair value through profit or loss; and

•	available-for-sale financial assets measured at fair value, with fair value changes recognised directly in equity.

(2)	Judgements and accounting estimates

The consolidated financial statements include values based on management’s judgements and/or estimates and assumptions which are determined to the best of our ability and in accordance with the applicable accounting standard. Actual results realised in a future period may differ from these estimates. Estimates and assumptions are required, in particular, for calculating risk provisions, recognising and measuring provisions (for pension liabilities and legal risks), measuring the fair value for financial instruments based on valuation models, assessing and measuring impairment of assets, and assessing the realizability of deferred tax assets. The estimates and assumptions underlying these estimates are reviewed regularly on an ongoing basis and are based, among other things, on historical experience or expected future events that appear likely given the particular circumstances. Insofar as estimates and their underlying assumptions were required, the assumptions are explained in the relevant notes.

KfW does not expect any deviations from its assumptions or any estimate uncertainties that could result in a material adjustment to the related assets and liabilities within 2013, the next financial year. Given the strong dependency on the development of the economic situation and financial markets, however, this cannot be fully excluded. These risks are nevertheless low because valuation models for measuring the fair value of financial instruments - especially those not based on observable market data - are only applied for parts of the portfolio and financial derivatives are used to economically hedge risks.

Further material judgements in the application of accounting policies concern the voluntary early application of new or amended IFRS/IFRIC standards, the use of the fair value option for the classification of financial assets and liabilities, the use of possibilities to reclassify options for financial assets in accordance with IAS 39, the determination of fair values for certain financial instruments including the assessment as to whether an active market exists, as well as the reporting of economic hedging relationships.

(3)	Assessment of the impact of new or amended IFRS/IFRIC standards applied for the first time or to be applied in the future

Impact of new or amended IFRS/IFRIC standards adopted for the first time in the reporting period 2012:

The amendments to IFRS 7 “Financial Instruments: Disclosures” (November 2011, transfers of financial assets) did not have any impact on the group’s net assets, financial position and results of operations. The corresponding notes for the 2011 comparison period have been added.

Impact of new or amended IFRS/IFRIC standards to be adopted at a future date that were endorsed by the EU in European law before the reporting date:

The amendments to IAS 1 “Presentation of Financial Statements” (June 2012, Presentation of Items of Other Comprehensive Income), with a mandatory effective date for reporting periods commencing as of January 1, 2013, were not voluntarily applied early. These amendments are not expected to have any material impact on the group’s net assets, financial position and results of operations.

The amendments to IAS 12 “Income Taxes” (December 2012, Deferred Tax: Recovery of Underlying Assets), with a mandatory effective date from reporting periods commencing as of January 1, 2013, and the withdrawal of the Standing Interpretation Committee’s interpretation no. 21 (SIC 21) “Income Taxes – Recovery of Revalued Non-Depreciable Assets” were not voluntarily applied early. These amendments are not expected to have any material impact on the group’s net assets, financial position and results of operations.

The amendments to IAS 19, “Employee Benefits” (June 2012) with a mandatory effective date for reporting periods commencing as of 1 January 2013, were not voluntarily applied early. These amendments are not expected to have any material impact on the group’s net assets, financial position and results of operations; however the amended rules may lead to further volatility in “other comprehensive income” as part of the statement of comprehensive income. Cumulative actuarial losses not recognised as of December 31, 2012 due to use of the corridor approach are at a low level in relation to the group’s equity.

The amendments to IFRS 7 “Financial Instruments: Disclosures” (December 2012, Offsetting Financial Assets and Financial Liabilities), with a mandatory effective date for reporting periods commencing as of January 1, 2013, were not voluntarily applied early. These amendments are not expected to have any material impact on the group’s net assets, financial position and results of operations.

The rules according to the new standard IFRS 13 “Fair Value Measurement”, with a mandatory effective date for reporting periods commencing as of January 1, 2013, were not voluntarily applied early. This new standard is not expected to have any material impact on the group’s net assets, financial position and results of operations. The valuation methods currently used for financial instruments carried at fair value already mainly meet the future requirements.

The amendments to IAS 32 “Financial Instruments: Presentation” (December 2012, Offsetting Financial Assets and Financial Liabilities), with a mandatory effective date for reporting periods commencing as of January 1, 2014, were not voluntarily applied early. These amendments are not expected to have any material impact on the group’s net assets, financial position and results of operations.

The rules under the new standards IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements” and IFRS 12 “Disclosure of Interests in Other Entities” as well as the related amendments to IAS 27 “Consolidated and Separate Financial Statements” and IAS 28 “Investments in Associates”, with a mandatory effective date for reporting periods commencing as of January 1, 2014, were not voluntarily applied early. These amendments are not expected to have any material impact on the group’s net assets, financial position and results of operations, or to modify the scope of consolidation.

(4)	Scope of consolidation

All significant subsidiaries, joint ventures and associated companies have been included in our consolidated financial statements.

Subsidiaries are consolidated in accordance with IAS 27 if KfW has control over the company directly or indirectly. They are consolidated for the first time as soon as control is transferred to KfW. Subsidiaries are de-consolidated from the date on which control by KfW ceases.

Associated companies and joint ventures are included in accordance with IAS 28/IAS 31 when significant influence or joint control can be exercised.

Special purpose vehicles (SPVs) are entities formed to accomplish a narrow, well-defined objective. In accordance with IAS 27/SIC-12, a special purpose vehicle is consolidated if the entity controls it from an economic perspective. This is the case if

a.	the activities of the SPV are being conducted on the entity’s behalf according to its specific business needs so that the entity obtains the benefits from the SPV’s operation, or

b.	the entity has the decision-making powers to obtain the majority of the benefits of the SPV’s activities or

c.	the entity has the rights to obtain the majority of the benefits of the SPV’s activities, or

d.	the entity holds the majority of the risks and rewards.

In 2007, KfW provided liquidity lines for refinancing the special purpose vehicles (SPVs) of the Rhineland Funding Capital Corporation, New York, USA conduit. A restructuring was agreed with the Rhineland parties in 2012 under which KfW obtained control over the SPV’s assets and therefore controls these SPVs in economic terms. In legal terms, however, KfW serves as a provider of debt capital and does not have - beyond that - any decision-making power over these SPVs. These SPVs are not included in the group’s consolidated financial statements due to their immaterial impact to the net assets, financial situation and profit or loss.

The structure of the consolidated group is disclosed in the notes under “List of KfW Bankengruppe shareholdings”.

(5)	Basis of consolidation

Consolidation involves revaluing the total assets and liabilities of the subsidiaries at the acquisition date, irrespective of the percentage of equity instruments acquired, and incorporating them into the consolidated statement of financial position. The resulting adjustments from hidden reserves and obligations are treated in accordance with the applicable standards. If the revaluation adjustments result in an excess compared to acquisition cost, this excess amount is capitalised as goodwill. No goodwill is currently recognised.

Any intragroup assets and liabilities as well as expenses and revenues from transactions between group companies are eliminated. Intragroup profits between consolidated companies are also eliminated.

Associated companies and joint ventures are accounted for using the equity method. These are presented in a separate line item in the statement of financial position. Changes in value are recognised according to the underlying transaction separately in the income statement or in the revaluation reserves.

There are no minority interests within KfW Bankengruppe.

(6)	Financial instruments: recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. The following explanations provide an overview of how the requirements of IAS 39 are implemented.

Initial recognition is as of the settlement date for non-derivative financial instruments and as of the trade date for derivatives.

Upon initial recognition, financial instruments must be classified into one of the following categories. The subsequent measurement depends on the following classification:

a.	Loans and receivables

b.	Held-to-maturity investments

c.	Financial assets and liabilities at fair value through profit or loss

a.	Financial assets and liabilities designated at fair value through profit or loss, fair value option

b.	Financial assets and liabilities held for trading

d.	Available-for-sale financial assets

e.	Other liabilities.

The category loans and receivables includes non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These are measured at amortised cost using the effective interest method. For KfW Bankengruppe, this primarily relates to the lending business presented under Loans and advances to banks and Loans and advances to customers. For its lending business, KfW Bankengruppe uses the Basel definition for its default criteria and applies a consistent definition across the group. Default criteria are, in particular, payments past due for more than 90 days (taking a marginality limit into account) and anticipated non-fulfillment of payment obligations given indicators such as filing for bankruptcy, material adverse change, distressed loan indication, conversion and transfer events, debt to equity swaps, deferment of payment/restructuring and disposal of loans or advances at significant loss.

Held-to-maturity investments are non-derivative financial instruments with fixed or determinable payments and fixed maturity for which the group has the intention and ability to hold to maturity. This category is used on a case-by-case basis for financial instruments which are part of the group’s securities portfolio at inception. These instruments are presented as Securities and investments; any impairments and reversals of impairment losses are recognised in Net gains/losses from securities and investments. Premiums and discounts are amortised according to the effective interest method. The amortisation for the period is recognised as Interest income.

For financial assets and liabilities, the fair value option can be irrevocably exercised if

•

the classification can resolve or substantially reduce an accounting mismatch resulting from the measurement of financial assets or financial liabilities or the recognition of a loss or a gain as a result of different accounting policies; or

•

a group of financial assets and/or financial liabilities is managed in accordance with the documented risk management or investment strategy and its performance is assessed on the basis of the fair value and the information is reported to key management personnel; or

•

a contract contains one or more embedded derivatives which significantly modify the cash flows required by the contract or an analysis is required to determine that the embedded derivative(s) may not be separated.

Designated financial assets and liabilities are measured at fair value through profit or loss. KfW Bankengruppe uses the fair value option to account for economic hedging relationships, structured products, securitisation transactions, equity finance business, and for financial instruments of special funds that are managed on a fair-value basis and are reported that way internally. These financial instruments are recognised in Securities and investments, Liabilities to banks and customers and Certificated liabilities. Fair value changes are presented in Net gains/losses from other financial instruments at fair value through profit or loss, while interest income/expense is presented in Net interest income.

Financial instruments that belong to the category Financial assets and liabilities held for trading are measured at fair value through profit or loss. This category includes derivatives as well as non-derivative financial instruments purchased with the intention of generating a short-term profit. KfW Bankengruppe does not enter into any transactions with the intention of generating a short-term profit. Derivative transactions entered into exclusively for economic hedging purposes are classified as held-for-trading if they do not fulfill the hedge accounting requirements in accordance with IAS 39. They are presented as Other derivatives. Fair value changes are recognised in Net gains/losses from other financial instruments at fair value through profit or loss. Derivatives used for hedge accounting are presented in the statement of financial position in the line item of the same name. Fair value changes are recognised in Net gains/losses from hedge accounting. Interest income/expense from derivatives is reported in Net interest income.

All other financial assets fall under the category available-for-sale financial assets. The difference between the fair value and the (amortised) cost is recognised directly in a separate component of equity until the asset is sold or an impairment loss has to be recognised in profit or loss. A debt instrument is impaired if there is objective evidence (“trigger”) of impairment with an impact on the expected future cash flows. Specific trigger events are defined according to the type of financial instrument. Events such as payments overdue for 30 days or more, deterioration in the internal rating to the non-performing loans category, or a considerable decline in the market price can be considered as objective evidence of impairment. Furthermore, for equity instruments only, an impairment loss has to be recognised in profit or loss in the case of a significant or prolonged decline of the fair value below the acquisition cost of equity instruments. The impairment loss of a debt security is reversed through profit or loss if there is no longer any objective evidence of impairment. Impairment losses of equity instruments may only be reversed directly in other comprehensive income. Equity instruments that cannot be reliably measured at fair value are accounted for at cost. Impairment losses are recognised in profit or loss, while reversals of impairment losses are not accounted for in this case. Within KfW Bankengruppe, the available-for-sale financial assets are reported in Securities and investments. Gains and losses from disposals, impairment losses and the reversal of impairments from debt instruments are reported in Net gains/losses from securities and investments. Premiums and discounts are amortised through profit or loss using the effective interest method. The amortisation is recognised under Interest income.

All non-derivative financial liabilities for which the fair value option has not been exercised are classified as other liabilities. These are measured at amortised cost using the effective interest method. For KfW Bankengruppe, this category covers borrowings that are reported in Liabilities to banks and customers, Certificated liabilities and Subordinated liabilities.

Financial assets are derecognised as of the settlement date, with the exception of derivatives. Financial assets are derecognised when the contractual rights from the assets have expired, the power of disposal or control has been transferred, or a substantial portion of the risks and rewards has been transferred to a third party unrelated to KfW Bankengruppe. Financial liabilities are derecognised if the obligations specified in the contract have been discharged or cancelled, or have expired.

For transactions mandated by the Federal Government in accordance with article 2 paragraph (4) of the KfW Law, the group applies its general recognition policy. Measurement takes into consideration on the individual contractual conditions concerning risk allocation.

The amendment to IAS 39 in the version dated 13 October 2008 expanded the reclassification possibilities for financial assets. Accordingly, until 31 October 2008, it was possible to reclassify assets classified as available-for-sale financial assets as loans and receivables with retroactive effect to 1 July 2008 and thereafter prospectively from the date of the reclassification if there was the intention and ability to hold the financial instruments for the foreseeable future or until maturity and if the general classification criteria for loans and receivables were met at the date of reclassification.

On October 31, 2008, KfW Bankengruppe has decided to use the possibility to reclassify its asset-backed securities retroactively as of July 1, 2008. Due to the general crisis of confidence in the financial markets, there was no longer an active market for these securities at the date of the resolution (i.e., no current, regularly occurring market transactions on an arm’s length basis could be observed) and which were to be held through to maturity.

In addition, on February 17, 2009, some of the securities that may be sold to meet the group’s liquidity needs through their use in repurchase transactions or open market transactions with the European Central Bank – were reclassified with prospective effect. As a result of the general crisis of confidence on the financial markets an active market for these securities that were to be held for the foreseeable future, no longer existed at the date of the resolution,.

The fair value at the date of reclassification is the new (amortised) cost of the reclassified financial assets. Amortisation is accounted for through profit or loss under Interest income using the effective interest method. The difference between the fair value and (amortised) cost, which had been recognised directly in equity until the reclassification date, remain in Other comprehensive income as a separate line item. Amortisation using the effective interest method is accounted for through profit or loss under Interest income.

Classes for financial instruments have been defined in agreement with the group’s business model for lending business – carried at (amortised) cost – and are based on products or on line items of the statement of financial position.

(7)	Financial instruments: valuation techniques

KfW Bankengruppe initially recognises financial instruments at fair value and takes into account transaction costs.

Financial instruments measured at amortised cost are subsequently measured, within KfW Bankengruppe, based on the fair value at initial recognition, taking into account any principal repayments and any impairment. The amortisation of premiums and discounts, transaction costs and fees is performed in accordance with the effective interest method on the basis of the contractual cash flows. In the promotional business, only discounts are amortised; the amortisation takes place until the end of the first fixed interest rate period (generally five or ten years).

KfW Bankengruppe bases the subsequent measurement of financial instruments measured at fair value on the following hierarchy:

1. Active market

The best objective evidence of fair value is provided by published price quotations in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available and those prices represent current – i.e., traded on the reporting date or shortly before – and regularly occurring market transactions on an arm’s length basis. Together with the traded nominal volumes, the contract sizes and the number of contracts, this assessment takes into account in particular the bid-ask spreads observed which in the event of a significant increase indicate the absence of an active market.

2. No active market – valuation techniques

If the financial instrument is not quoted in an active market, valuation techniques are used. The valuation techniques applied include, in particular, the discounted cash flow (DCF) method and option pricing models, as well as a comparison with the fair value of a financial instrument with almost identical characteristics (e.g., multiple-based models). The valuation techniques take account of all input parameters that the market participants would include in the pricing of that financial instrument, e.g., market interest rates, risk-free interest rates, credit spreads or swap curves. As these input parameters can generally be observed in the market and are usually the only significant parameters for measuring financial instruments using valuation techniques, the level for the financial instruments measured at fair value using valuation methods usually is “Valuation method based on quoted market prices (model)”. If, however, significant input parameters that are not observable on the market are used in valuation techniques, the financial instrument is allocated to the level “Valuation method reflecting market unobservable data”.

If - at the date of initial recognition - differences arise between the market-based transaction price and the model price resulting from a valuation technique that makes significant use of unobservable parameters, they are amortised through profit or loss over the life of the financial instruments. This only applied to a small part of the derivative portfolio which comprises a hedging instrument for clients with respect to export and project financing business.

3. No active market – equity instruments

If in exceptional cases it is not possible to reliably determine the fair value of equity instruments that are not quoted in an active market using valuation models, they are measured at cost. The fair value cannot be measured reliably if the range of reasonable fair value estimates for this instrument is significant and the probabilities of the various estimates cannot be reasonably assessed.

This hierarchy is applied at KfW Bankengruppe as follows:

For its securities, the group examines whether a financial instrument is quoted on an active market on the basis of homogeneous portfolios or – provided that the securities are managed within a special fund – per class of security. By assessing of whether a market is active, it has to be considered whether transactions occur at a deep discount due to illiquidity. In such a case, the criteria for regularly occurring market transactions on an arm’s length basis can thus no longer be regarded as fulfilled.

As a result, according to the fair value hierarchy of IAS 39, in case of inactive markets, valuation techniques are used to estimate fair value taking into account observable market parameters. The input parameters include, in particular, changes in creditworthiness and risk-free interest rates, however, they also take into account the general and the financial instrument-specific tightening of the market due to lower liquidity.

This was generally not the case for the group’s securities as of December 31, 2012. Thus, fair values generally could still be derived from liquid markets.

Fair values are determined depending on the measurement category either for recognition on the statement of financial position or for the disclosure of financial instruments in the notes. Fair values are derived from active markets, in particular, for bonds and other fixed-income securities – unless there are inactive markets and thus valuation techniques are used – as well as for shares and other non-fixed income securities. However, fair values are derived from valuation techniques for non-derivative financial instruments recognised in Loans and advances to banks and customers, Liabilities to banks and customers, and Certificated liabilities. Furthermore, in the case of OTC-derivatives, valuation techniques take into consideration especially the counterparty-specific default risks and available collateral. In accordance with market practices, risk-free overnight interest rates were used for the valuation of a major part of the derivatives portfolio with collateralisation agreements. Equity investments and shares which cannot be reliably measured at fair value are measured at cost.

The fair value for Loans to banks and customers is calculated using the discounted cash flow (DCF) method based on the discounting of the risk-adjusted cash flows with the swap curve. The expected loss calculated for the respective reporting date is used to correct the contractual cash flows. The fair value at initial recognition is equivalent to the cost upon acquisition. The customer fee includes operating expenses, the margin, the equity and debt risk premium, and any subsidies. The customer fee remains unchanged for subsequent valuation (constant spread).

The fair value of financial instruments due on demand, such as cash reserves or receivables and liabilities due on demand, is their carrying amount.

When no prices from liquid markets are available, the group uses recognised valuation models and methods. The DCF method is used for securities, swaps, and currency and money market transactions with no embedded options and no complex coupons. Stand-alone options, as well as derivatives with embedded options, triggers, guaranteed interest rates and/or complex coupon agreements, are measured using recognised models (e.g., Hull & White) unless they are listed on a stock exchange. The aforementioned models are calibrated, if possible, on the basis of observable market data for instruments that are similar in terms of the type of transaction, maturity, and credit quality.

(8)	Financial derivatives and hedging relationships

KfW Bankengruppe enters into financial derivatives to economically hedge interest rate and currency risks, particularly those related with funding, lending and securities activities.

Economic hedging relationships are designated hedge accounting relationships or designated as Fair value through profit or loss by using the fair value option when the IFRS requirements are met. Economic hedging relationships can be recognised in the financial statements through mandatory separated embedded derivatives that are accounted for through profit or loss. In these cases, if the hedges are economically effective, the impact on the financial statements, with respect to the hedged risks, from the derivatives used for hedging purposes and the hedged transactions will substantially offset each other, so that the group’s income statement substantially reflects the risk-mitigating impact of these hedging relationships.

However, not all economic hedging relationships qualify for hedge accounting or the fair value option. In these cases, the risk-mitigating impact of the derivatives used for hedging purposes is not reflected in the accounts because the hedged risk associated with the underlying transactions is not recognised in profit or loss under IFRS. The applicable recognition requirements may therefore lead to one-sided valuation results from the derivatives used for hedging purposes in the group’s income statement – as well as volatility in profit or loss – despite an economically effective hedging relationship.

Hedge accounting, i.e., the accounting for hedging instruments (derivatives) and hedged transactions in accordance with specific requirements, is subject to strict requirements.

Within KfW Bankengruppe, hedge accounting is solely applied in the form of fair value hedges to recognise economic hedging relationships between derivatives and the respective financial assets/liabilities. The hedging relationship is designated at the individual transaction level in the form of micro fair value hedge accounting, and at portfolio level in the form of macro fair value hedge accounting. If risk-free overnight interest rates are used in the valuation of the derivatives, this market practice is taken into account for the measurement of the hedged risk related to the hedged item. The effectiveness of the hedging relationships is assessed using the dollar offset method and a regression analysis.

In micro fair value hedge accounting, the hedged risks are interest rate and currency risks from bonds allocated to Securities and investments (loans and receivables and available-for-sale financial assets categories) and Borrowings (other liabilities category). The fair values attributable to the hedged risks are reported as an adjustment of the carrying amount of the hedged items with the corresponding gain or loss recognised in Net gains/losses from hedge accounting. The hedging instruments are recognised at fair value in Derivatives used for hedge accounting. Changes in the value of the hedging instruments are also recognised in Net gains/losses from hedge accounting, largely compensating the profit or loss effects of the hedged items. The fair values due to the hedged risks of the hedged item from hedging relationships which no longer fulfill the strict hedge accounting requirements are amortised over the residual term of the original hedging relationship under Net gains/losses from hedge accounting.

In macro fair value hedge accounting, interest rate risks from loan receivables (loans and receivables category) and borrowings (other liabilities category) are designated. The fair values attributable to the hedged risks in the hedged portfolios in the loans and receivables category are recognised in Value adjustments from macro fair value hedge accounting on the assets side. The fair values attributable to the hedged risks in the hedged portfolios in the other liabilities category are recognised in Value adjustments from macro fair value hedge accounting on the liabilities side. Fair value changes attributable to the hedged risks from the hedged portfolios are recognised in Net gains/losses from hedge accounting. The hedging instruments are reported at fair value in Derivatives used for hedge accounting. Changes in the value of these instruments are also recognised in Net gains/losses from hedge accounting, with the effect that they almost fully offset the earnings effects from the valuation of the hedged portfolios. The portfolio of hedged items is updated monthly in the context of a dynamic hedge de-designation and designation process. The resulting fair value adjustments are amortised over the residual term of the maturity period in Net gains/losses from hedge accounting. Disposals from the hedged portfolios result in a partial amortisation of the related fair value adjustments in Net gains/losses from hedge accounting. When the hedging instrument is derecognised or substitution with new transactions during the hedging period, the related fair value adjustments from the hedged portfolios are amortised in Net interest income.

If the strict hedge accounting requirements for the designation of hedging relationships between derivatives and financial assets/liabilities are not fulfilled within KfW Bankengruppe, the fair value option is used for the non-derivative financial instruments in certain circumstances, in particular for structured products. Depending on the product group of some structured financial liabilities the embedded derivatives are accounted for independently instead of using the fair value option. The fair values of the corresponding hedging instruments are presented in Other derivatives and fair value changes are recognised in Net gains/losses from other financial instruments at fair value through profit or loss. These are largely compensated by the valuation effects from the hedged transactions.

Further derivative financial instruments are also used to hedge risks, but fair value changes of the hedged item is not reflected in the accounts. The fair values of these hedging instruments are also recognised in the Other derivatives item and changes therein are recognised in Net gains/losses from other financial instruments at fair value through profit or loss.

KfW Bankengruppe does neither use derivatives for trading purposes with the intention of generating short-term profit, nor does it act as broker or intermediary on behalf of third parties.

(9)	Treatment of embedded derivatives

Derivative financial instruments can be part of a hybrid (combined) financial instrument as embedded derivatives. Under certain conditions, they are accounted for separately from the host contract, similar to stand-alone derivatives. They must be reported separately if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract. The host contract will be accounted for according to its classification at inception.

KfW Bankengruppe enters into contracts with embedded derivatives requiring separation particularly with respect to own funding. In making use of the fair value option, KfW accounts for these hybrid (combined) financial instruments at fair value. In the case of certain products, however, the embedded derivatives must be accounted for separately. Changes in fair value are then recognised in Net gains/losses from other financial instruments at fair value through profit or loss in the sub-line item Financial derivatives not qualifying for hedge accounting, where they have a compensatory effect on the valuation of the economic hedging derivatives.

Ancillary agreements made within KfW Bankengruppe’s equity finance business are accounted for as separate embedded derivatives which are measured at fair value through profit or loss and recognised in Other derivatives. Changes in fair value are recorded in Net gains/losses from other financial instruments at fair value through profit or loss in the sub-line item Financial derivatives not qualifying for hedge accounting. The loan receivables are recognised in Loans and advances to customers.

Prepayment rights that are granted regularly in promotional loan transactions are not separated from the host contract since the economic characteristics and risks associated with the prepayment rights are closely related to the economic characteristics and risks of the loan and the early prepayment amount approximately equals the amortised cost of the loan.

(10)	Credit derivatives

As part of active portfolio management, single name credit default swaps (CDSs) were used to hedge the risks of individual counterparties up to financial year 2012. These are measured at fair value and recognised in Other derivatives. The fair value changes are recognised in the income statement under Net gains/losses from other financial instruments at fair value through profit or loss. The on-going risk premiums are recognised in Commission expense.

As part of its promotional loan business, KfW Bankengruppe offers commercial banks the opportunity to place their credit risks in the capital market as part of a synthetic securitisation via the two standardised platforms PROMISE (programme for the securitisation of SME loans) and PROVIDE (programme for the securitisation of housing loans). In the first stage, KfW Bankengruppe assumes the default risks of the reference portfolio via portfolio CDSs, while the risks are simultaneously passed on to third parties via portfolio CDSs/credit-linked notes. These transactions are recognised using the fair value option. The fair values are reported as receivables or liabilities. Fair value changes are recognised under Net gains/losses from other financial instruments at fair value through profit or loss. The on-going risk premiums are recognised in Net commission income.

In the case of transactions for which, in line with individual contractual conditions, the fair value option in the case of accounting mismatch has not been exercised, portfolio CDSs are recognised in the statement of financial position as Financial guarantees issued or received in accordance with the generally applicable accounting policies for these financial instruments. Credit-linked notes with embedded financial guarantees not requiring separation are accounted for as Other liabilities.

(11)	Foreign currency translation

The functional currency of KfW and its consolidated subsidiaries and special funds is the euro.

Monetary assets and liabilities denominated in foreign currency are converted at the spot rate. Translation is made as of the balance sheet date using the European Central Bank reference rates. Income and expenses are translated generally at the average monthly rate.

The results from the translation of foreign currency transactions are recognised in profit or loss under Net gains/losses from other financial instruments at fair value through profit or loss.

(12)	Loans and advances to banks and customers

KfW Bankengruppe’s lending business carried at amortised cost is recognised in Loans and advances to banks and customers. These line items primarily consist of the promotional loan business, in which loans are typically granted to the final borrowers through accredited commercial banks and insurance companies. These assets are presented in Loans and advances to banks when the commercial banks underwrite part of the liability. Promotional loans that the commercial banks on-lend without underwriting of liability are recognised in Loans and advances to customers.

Current interest and similar income are recorded under Interest income. Premiums, discounts, processing fees and charges are amortised in Interest income using the effective interest method. Processing fees that are not part of the effective interest method are recognised under Commission income.

Loans and advances to banks and customers also include loans with a subsidy element (interest rate reductions) granted by KfW as part of the economic promotion by ERP. The promotional subsidies granted annually to KfW through the ERP Special Fund based on the ERP-Wirtschaftsplangesetz for the purpose of executing ERP economic promotion programme are recognised as deferred income in Other liabilities, and are amortised in profit or loss under Interest income as the underlying funding expenses occur.

Loans and advances to customers also include liquidity lines provided to refinance the special purpose vehicles of the Rhineland Funding Capital Corporation, New York, USA conduit. As a result of the control rights obtained over the assets of the SPV’s, KfW exercised its control over the assets held in the SPVs in 2012 largely through direct sales and did therefore use the individual impairment allowance account. Remaining liquidity lines were written off as uncollectible – also against the individual impairment allowance account.

(13)	Risk provisions for lending business

The overall risk provisions for lending business include the provisions for losses on loans and advances and money market investments, including reverse repurchase agreements, as a separate line item on the asset side of the statement of financial position, as well as the provisions for contingent liabilities and irrevocable loan commitments accounted for on the liabilities side as Provisions.

The risks resulting from on balance sheet lending business are accounted for by individual and portfolio impairments recognised in profit or loss.

Individual impairment is recognised for incurred losses and is computed on the basis of individual loans. The amount of the impairment loss equals the difference between the carrying amount of the loan and the sum of discounted expected future cash flows from interest, redemption payments and collateral cash flows. The recognition of interest income in accordance with the original contractual terms ends with the date of the first individual impairment. In the subsequent measurement, the effect of compounding the present value of anticipated cash flows using the effective interest rate at inception is determined and recognised as interest income (unwinding). The risk provisions are reduced by this amount. Any reversals of individual impairment losses are accounted for through profit or loss.

Smaller and standardised loans are grouped into homogenous sub-portfolios and assessed for portfolio impairment on the basis of the default risks identified. Any reversals of portfolio impairment losses are recognised into profit or loss.

For performing loans not subject to individual impairment, the risk of impairment losses that have already occurred but have not yet been individually identified is addressed by portfolio impairment. Economic risk and transfer risk are taken into account in the calculation. The key parameters are the outstanding loan volume (based on the carrying amount) as of the reporting date, the expected loss given default and one-year probabilities of default (given a LIP [loss identification period] factor of 1). The probabilities of default and as is the loss given default are provided by credit risk controlling whereby the latter is adjusted for imputed cost. The underlying assumptions of expected losses are backtested on a regular basis against the actual loss experience. Furthermore, portfolio impairment at sector level on the basis of historical experience of major economic downturns for impairment losses that have already occurred but have not yet been individually identified were reversed. The individual impairment losses up to date were identified and taken into account through the recognition of individual impairments.

For contingent liabilities and irrevocable loan commitments, impairment is assessed on individual basis and accounted for as a provision in the statement of financial position with a corresponding effect on the income statement. For irrevocable loan commitments, impairments not yet identified individually are assessed on a portfolio basis and recognised as provisions.

If the loans are deemed partially or fully uncollectible they are written down or written off against the allowance account. Uncollectible loans, for which no individual impairments were recorded, are written off directly. Recoveries on loans already written off are recognised as income in Risk provisions for lending business.

(14)	Securities and investments

Securities and investments include, in particular, securities portfolios. These mainly serve to support KfW’s liquidity status or are used to optimise and stabilise the ability of KfW Bankengruppe to fulfill its long-term promotional mandate.

The Securities and investments item on the statement of financial position includes bonds and other fixed-income securities, shares and other non-fixed income securities, equity investments, and shares in subsidiaries not included in the consolidated financial statements which are held by KfW, its subsidiaries or its consolidated special funds.

To achieve the same accounting treatment for equity investments with and without significant influence, individual group business divisions that provide equity financing as part of their promotional mandate are considered as venture capital organisations for accounting purposes provided they meet the respective requirements. These equity investments, like other equity investments, are recognised in Securities and investments.

Securities and investments are initially recognised at fair value and subsequently measured depending on their classification either as financial assets at fair value through profit or loss or as available-for-sale financial assets. Financial instruments with fixed or determinable payments which are not quoted in an active market are categorised as loans and receivables. Classification as held-to-maturity investments is conducted on a case-by-case basis provided that the relevant criteria are fulfilled at inception.

When non-listed equity investments are measured at fair value, appropriate allowances are made for illiquidity. For example, when applying the discounted cash flow (DCF) models the discount rate is adjusted for a fungibility factor. In cases where the fair value of non-listed equity investments cannot be reliably measured, such assets are carried at cost less any impairment losses.

Any fair value changes of financial assets at fair value through profit or loss are recognised in Net gains/losses from other financial instruments at fair value through profit or loss. Realised gains and losses and impairment losses relating to the available-for-sale financial assets, loans and receivables and held-to-maturity investments categories are recognised under Net gains/losses from securities and investments; amounts reported for loans and receivables and held-to-maturity investments include allowances for impairment losses that have already occurred but have not yet been individually identified, based on the expected loss for one year. Unrealised gains from available-for-sale financial assets are recognised directly in equity as revaluation reserves. Current interest payments and dividends are recognised in Interest income.

(15)	Repurchase agreements

KfW Bankengruppe enters into repurchase agreements (repos) as standardised repos or reverse repos. These are combinations of simultaneous spot and forward transactions on securities with the same counterparty. The terms, modalities of collateral and the use of collateral follow common market practice. Credit claims are also an eligible type of collateral for open-market transactions.

The securities sold under repo transactions (spot sale) continue to be recognised and measured as securities. The repayment obligation towards the counterparty is carried as a liability to banks or customers for the amount of cash consideration received. Interest is recorded in Interest expense in accordance with the respective conditions of the repurchase agreements.

A repayment claim is recognised and measured as a loan or advance to banks or customers for the amount of cash outflow generated by reverse repos. The securities received (spot purchase) are not recognised or measured. Interest is recorded in Interest income in accordance with the respective conditions of the reverse repurchase agreements.

(16)	Property, plant and equipment

The land and buildings and the plant and equipment reported by KfW Bankengruppe are carried at cost less depreciation on a straight-line basis and any impairment, both recognised in Administrative expense. Impairment is recognised if the carrying amount of the asset exceeds the recoverable amount, which is the higher of the fair value less the cost to sell or the value in use. The useful life is determined based on expected wear and tear. KfW Bankengruppe assumes an estimated useful life of 40 to 50 years for buildings, four years for workstation computer equipment and five to 15 years for other property, plant and equipment. Gains and losses from the sale of property, plant and equipment are recognised in Net other operating income.

KfW Bankengruppe’s land and buildings are almost entirely occupied by the group. There is only a small volume of rental activity to third parties.

Payments in advance and assets under construction are recognised in Other property, plant and equipment and are not subject to depreciation.

(17)	Intangible assets

Under Intangible assets, KfW Bankengruppe reports purchased and internally generated software at cost, less straight-line amortisation and impairments, both recognised in Administrative expense. The useful life is determined based on its expected economic life. KfW Bankengruppe assumes a useful life of five years.

Assets are impaired when the carrying amount of an asset exceeds its recoverable amount. An impairment loss is recorded when there is objective of evidence that the future economic benefits cannot be expected any longer.

Internally generated software under development is recognised in Other intangible assets and is not subject to amortisation.

(18)	Taxes on income

KfW is a non-taxable entity. Taxes on income for non-exempt subsidiaries and their affiliates are determined according to the tax laws in the country of residence. Current taxes on income as well as deferred tax expenses and income are recognised in profit or loss as Taxes on income or directly in equity under Revaluation reserves depending on the underlying transaction. Current and deferred tax assets and liabilities are reported as separate line item in the statement of financial position. Deferred income tax assets and liabilities are offset only when the requirements are met.

Current taxes on income are calculated using currently applicable tax rates.

Deferred tax assets and liabilities arise as a result of differences between carrying values of an asset or a liability and the respective tax bases if the differences are likely to result in taxable or tax deductible amounts in the future (temporary differences). Deferred tax assets relating to loss carryforwards not yet used are recognised only if there is a sufficient degree of certainty that the taxable entity will earn sufficient taxable income in subsequent periods to use the loss carryforward.

(19)	Liabilities to banks and customers and certificated liabilities

Liabilities to banks and customers primarily include non-current borrowings carried at amortised cost and KfW Bankengruppe’s money-market transactions. Certificated liabilities contain issued bonds, notes and money-market instruments. Own issues repurchased for market-making purposes are deducted from the liabilities as of the repurchase date.

The fair value option is exercised for structured liabilities. There are no changes in the fair value due to changes in credit risk as KfW, as of December 31, 2012, has been classified in the highest rating categories by the leading international rating agencies. The market-related fair value changes (including liquidity spreads) generated by the development of demand for the different KfW refinancing instruments are recognised in Net gains/losses from other financial instruments at fair value through profit or loss. In the case of certain products, the embedded derivatives must be separated from the host contract and accounted for as stand-alone derivatives. Presentation of the different types of funding is not based on their classification or their designation as hedged items. Measurement of liabilities is based on their respective classification.

Current interest is recorded in Interest expense; premiums and discounts are amortised using the effective interest method over the expected life in Interest expense. Fair value changes of liabilities designated at fair value are recognised in profit or loss under Net gains/losses from other financial instruments at fair value through profit or loss, where they have an offsetting effect with the fair value changes from economic hedging derivatives. Results from the repurchase of own issues categorised as Other liabilities are recognised at the repurchase date in Net other operating income.

(20)	Provisions

Provisions include provisions for pensions and similar commitments, provisions for credit risks as well as other obligations of uncertain amount and timing involving a probable outflow of funds.

The employees of KfW Bankengruppe participate in a company pension plan that pays retirement, long-term disability and survivor benefits. KfW Bankengruppe’s pension plans are exclusively defined-benefit plans. The benefits depend on the length of service and salary. Apart from employer-financed pension plans there are also plans in place involving contributions by employees.

The pension obligation is calculated by independent qualified actuaries in accordance with the projected unit credit method on the basis of group-wide uniform parameters such as age, length of service and salary. The pension provision is recognised at the present value of the defined-benefit obligations as of the reporting date, taking into consideration actuarial gains and losses to be amortised. The discount factor is based on current market conditions for a portfolio of highly quality corporate bonds with a maturity matching that of the obligations. The definition of the portfolio takes into account actual market conditions. Additional demographic factors (including the 2005 G Heubeck actuarial tables) and actuarial assumptions (rate of salary increases, rate of pension increases, rate of staff turnover, etc.) are taken into consideration. No plan assets were defined for the pension obligations of KfW Bankengruppe, so the related special accounting rules do not apply.

KfW Bankengruppe recognises only net cumulative actuarial gains and losses that exceed 10% of the present value of the defined-benefit obligations (corridor approach). Amounts in excess of the 10% threshold are amortised in profit or loss on a straight-line basis over the expected average remaining working life under Administrative expense and recognised in Provisions for pensions and similar commitments.

All pension obligations are financed from the recognised pension provisions. There are no fund-financed pension obligations. Additions to pension provisions distinguish between current service cost, interest expense and other additions (including past service cost). The interest expense for pension obligations is recognised in Other interest expense and other additions are recognised in Administrative expense.

Pension-like obligations include commitments for deferred compensation, early retirement and partial retirement. Actuarial reports are prepared and a provision is recognised accordingly for these types of commitments as well. There are no actuarial gains and losses, so the recognised provision matches the present value of the obligation.

Other provisions are recognised, including those for obligations to employees and for audit and consultancy services at the estimated expenditure. Long-term provisions are discounted where the effect is material. Added to this are obligations arising from the assumption of the tasks of the liquidating State Insurance Company of the GDR (Staatliche Versicherung der Deutschen Demokratischen Republik in Abwicklung – SinA (institution under public law)), which are offset by receivables in the same amount from the Federal Agency for Special Tasks arising from Unification (Bundesanstalt für vereinigungsbedingte Sonderaufgaben – BvS) recognised in Other assets.

(21)	Subordinated liabilities

Subordinated liabilities include liabilities to the ERP Special Fund.

Subordinated liabilities are classified as Other liabilities and carried at amortised cost.

Deferred interests as well as value adjustments from micro fair value hedge accounting are recognised in Other liabilities.

Current interest expenses are recorded in Interest expense.

(22)	Equity

The equity structure is determined by the KfW Law and IFRSs.

Pursuant to article 10 paragraph (2) and (3) of the KfW Law, KfW’s net income for the period determined in accordance with the German Commercial Code is transferred to reserves and is included in equity under IFRSs. In accordance with IFRSs, KfW Bankengruppe must report the contractually agreed increase of the reserve from the ERP Special Fund under equity as appropriation of consolidated profit/loss.

KfW Bankengruppe created a fund for general banking risks. Additions to or reductions of the fund are shown under IFRSs as appropriation of consolidated profit/loss.

Under IFRSs any remaining consolidated net income is allocated to Other retained earnings in the same period.

The revaluation reserves include the fair value changes from the category available-for-sale financial assets and also deferred taxes recognised directly in equity, depending on the underlying transaction.

(23)	Contingent liabilities and irrevocable loan commitments

KfW Bankengruppe’s contingent liabilities result mainly from guarantees (financial guarantee contracts). All contingent liabilities are disclosed in the notes at their nominal amounts less any related provision.

As part of the sale of its stake in IKB in 2008, KfW agreed to indemnify IKB for certain legal risks to a certain amount. As of the end of 2012, no proceedings are pending against IKB which are relevant in this context.

Irrevocable loan commitments are firm commitments by KfW Bankengruppe to grant a loan under contractually agreed terms. These are disclosed in the notes at their nominal amounts less any related provision.

(24)	Trust activities

Assets and liabilities held by KfW Bankengruppe in its own name but for third-party accounts are not recognised. This applies in particular to loans granted under German Financial Cooperation to support developing countries; the federal budget both grants the funds and underwrites these loans. The fees earned associated with these transactions are recognised under Commission income.

(25)	Leasing transactions

Leases are classified as operating leases or as finance leases depending on the risks and rewards relating to ownership of an asset. This classification determines their accounting treatment.

KfW Bankengruppe enters into both types of leases as a lessee. Real estate leases are classified as operating leases; the corresponding rental payments are included in Administrative expense.

Finance leases are entered into only to a limited extent. The leased assets are capitalised and depreciated over the useful life or lease term, whichever is shorter, in Administrative expense. Liabilities arising from future leasing payments are recognised in Other liabilities.

The small number of contracts in which KfW Bankengruppe acts as lessor are classified as operating leases. The corresponding rental income is recognised in Other operating income.

Notes to the Statement of Comprehensive Income

(26) Net interest income

ANALYSIS OF NET INTEREST INCOME BY CLASS

	2012	2011	Change
	(EUR in millions)
Interest and similar income from loans and advances to banks and customers	11,267	11,701	-434
Similar income from financial guarantees	44	39	5
Interest income from securities and investments	863	972	-109
Interest income from derivatives	2,221	3,069	-848
Other interest income	14	10	5

Interest income	14,409	15,791	-1,381
Interest and similar expense for liabilities to banks and customers	660	788	-127
Interest expense for certificated liabilities	10,994	11,085	-91
Interest expense for subordinated liabilities	146	146	0
Interest expense for derivatives	-492	1,199	-1,691
Other interest expense	169	174	-5

Interest expense	11,477	13,392	-1,915

Total	2,933	2,399	534

Income from unwinding in the amount of EUR 33 million (2011: EUR 27 million) is recognised in Interest and similar income from loans and advances to banks and customers.

Interest income from derivatives includes the net interest income from derivatives irrespective of whether they are used for hedge accounting. Interest income and expenses from derivatives which are directly related to individual financial assets or financial liabilities and which are not included in macro fair value hedge accounting are recognised depending on the related hedged transaction in Interest income from derivatives (for related financial assets) or in Interest expenses from derivatives (for related financial liabilities). Taking account of interest income or expenses from the related hedged transactions, presentation is thus based on the economic nature of the hedged financial assets (floating rate financial assets) or hedged financial liabilities (floating rate financial liabilities).

ANALYSIS OF INTEREST INCOME FROM SECURITIES AND INVESTMENTS

	2012	2011	Change
	(EUR in millions)
Interest income from bonds and other fixed-income securities	820	936	-116
Income from equity investments	43	35	8

Total	863	972	-109

(27) Risk provisions for lending business

ANALYSIS OF RISK PROVISIONS BY TRANSACTION

	2012	2011	Change
	(EUR in millions)
Impairment charges	1,100	567	534
Direct write-offs	68	66	2

Expense for risk provisions	1,169	632	536

Income from the reversal of impairment losses	696	739	-43
Income from recoveries of amounts previously written off	317	78	239

Income from risk provisions	1,013	817	196

Total	-155	185	-340

(28) Net commission income

ANALYSIS OF NET COMMISSION INCOME BY CLASS

	2012	2011	Change
	(EUR in millions)
Commission income from lending business	157	177	-20
Other commission income	147	134	13
Income from trust activities	1	1	0

Commission income	305	312	-7

Commission expense for lending business	61	73	-12
Commission expense for credit derivatives	0	3	-3
Other commission expense	17	9	7

Commission expense	77	85	-8

Total	228	226	1

Commission income from lending business also includes current premiums and fees from the synthetic securitisation platforms PROMISE and PROVIDE.

Other commission income includes fees for handling German Financial Cooperation with developing countries in the amount of EUR 116 million (2011: EUR 104 million).

(29) Net gains/losses from hedge accounting

ANALYSIS OF NET GAINS/LOSSES FROM HEDGE ACCOUNTING BY TYPE OF HEDGING RELATIONSHIP

	2012	2011	Change
	(EUR in millions)
Micro fair value hedge accounting	28	-171	199
Macro fair value hedge accounting	203	501	-298

Total	231	329	-98

Net gains/losses from macro fair value hedge accounting comprise the valuation of hedging instruments in the amount of EUR
-7,722 million (2011: EUR -6,038 million) and the valuation of hedged risks from the hedged portfolios. It also includes the amortisation of the value adjustments from the dynamic hedge designation and de-designation and the pro-rata reversal of value adjustments in the event of derecognition of financial instruments from the underlying portfolios as well as the pull-to-par effect of the hedging derivatives.

ANALYSIS OF NET GAINS/LOSSES FROM MICRO FAIR VALUE HEDGE ACCOUNTING BY HEDGED ITEM

	2012	2011	Change
	(EUR in millions)
Hedging of securities and investments	-3	-7	4
Hedging of liabilities to banks and customers	-1	0	-1
Hedging of certificated liabilities	52	-147	199
Hedging of subordinated liabilities	-3	3	-5

Subtotal	46	-152	197
Amortisation of value adjustments	-17	-19	2

Total	28	-171	199

GROSS ANALYSIS OF VALUATION GAINS/LOSSES FROM MICRO FAIR VALUE HEDGE ACCOUNTING: COMPARISON OF

HEDGED ITEMS AND HEDGING INSTRUMENTS IN THE 2012 FINANCIAL YEAR

	Hedged items	Hedging instruments	Impact on valuation result
	(EUR in millions)
Hedging of securities and investments	229	-232	-3
Hedging of liabilities to banks and customers	-169	168	-1
Hedging of certificated liabilities	-5,754	5,806	52
Hedging of subordinated liabilities	-9	6	-3

Total	-5,703	5,748	46

GROSS ANALYSIS OF VALUATION GAINS/LOSSES FROM MICRO FAIR VALUE HEDGE ACCOUNTING: COMPARISON OF

HEDGED ITEMS AND HEDGING INSTRUMENTS IN THE 2011 FINANCIAL YEAR

	Hedged items	Hedging instruments	Impact on valuation result
	(EUR in millions)
Hedging of securities and investments	250	-257	-7
Hedging of liabilities to banks and customers	-239	239	0
Hedging of certificated liabilities	-5,546	5,398	-147
Hedging of subordinated liabilities	-28	31	3

Total	-5,564	5,412	-152

(30) Net gains/losses from other financial instruments at fair value through profit or loss

ANALYSIS OF NET GAINS/LOSSES FROM OTHER FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR

LOSS BY CLASS

	2012	2011	Change
	(EUR in millions)
Securities and investments	162	33	129

Assets	162	33	129
Liabilities to banks and customers	-354	-94	-259
Certificated liabilities	-1,311	-1,806	495

Liabilities	-1,665	-1,901	236
Financial derivatives not qualifying for hedge accounting	1,340	1,675	-335
Credit derivatives	210	-15	225

Derivative financial instruments	1,550	1,660	-110
Foreign currency translation	30	139	-108

Total	77	-69	147

Net gains/losses from Liabilities to banks and customers include the result of the credit-linked certificates issued under the PROMISE and PROVIDE synthetic securitisation platforms. The net gains/losses from Credit derivatives include the result from the portfolio CDSs concluded under these platforms.

Net gains/losses from financial derivatives not qualifying for hedge accounting are attributable to derivatives in economic hedges. Economic hedges are mainly recognised by exercising the fair value option for the hedged items. The hedged items include, in particular, borrowings in the form of Certificated liabilities and Liabilities to banks and customers as well as securities and investments.

In addition, the net gains/losses from financial derivatives that do not qualify for hedge accounting include fair value changes of embedded derivatives from equity finance business which are bifurcated. In addition, this line item includes gains/losses from embedded derivatives from financial liabilities that are bifurcated; the net gains/losses from the valuation of the associated hedging derivatives are thus compensated for.

ANALYSIS OF NET GAINS/LOSSES FROM SECURITIES AND INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR

LOSS BY PRODUCT TYPE

	2012	2011	Change
	(EUR in millions)
Bonds and other fixed-income securities	138	-29	167
Shares and other non-fixed income securities	0	0	1
Equity investments	23	62	-39

Total	162	33	129

ANALYSIS OF NET GAINS/LOSSES FROM CREDIT DERIVATIVES AND CREDIT-LINKED CERTIFICATES FROM THE

SYNTHETIC SECURITISATION PLATFORMS PROMISE AND PROVIDE AT FAIR VALUE THROUGH PROFIT OR LOSS

	2012	2011	Change
	(EUR in millions)
Single Name CDSs	-1	27	-29
PROMISE / PROVIDE	2	15	-13
CDSs	211	-42	254
Issued credit-linked certificates	-209	58	-267

Total	1	43	-42

GROSS ANALYSIS OF VALUATION GAINS/LOSSES FROM ECONOMICALLY HEDGED BORROWINGS: COMPARISON OF HEDGED ITEMS

AND HEDGING INSTRUMENTS

	2012	2011	Change
	(EUR in millions)
Borrowings	-1,456	-1,958	503
Hedging instruments	1,283	1,974	-691

Total	-173	15	-188

(31) Net gains/losses from securities and investments

ANALYSIS OF NET GAINS/LOSSES FROM SECURITIES AND INVESTMENTS BY CLASS

	2012	2011	Change
	(EUR in millions)
Bonds and other fixed-income securities	20	-164	184
Shares and other non-fixed income securities	-2	1	-3
Equity investments	58	-59	118

Total	77	-222	299

Net gains/losses from financial instruments include gains and losses realised from the sale and impairment of securities and investments classified as “available-for-sale financial assets”, “loans and receivables” or “held-to-maturity investments”.

In 2012, equity instruments at a carrying amount of EUR 70 million (2011: EUR 46 million) for which the fair value could not be reliably determined, were disposed of. This generated a realised net gain of EUR 1 million (2011: loss of EUR 3 million), which is included in the net gains/losses from shares and other non-fixed income securities and the net gains/losses from equity investments.

DISCLOSURES ON IMPAIRMENT OF SECURITIES AND INVESTMENTS

	2012	2011	Change
	(EUR in millions)
Securities and investments	129	308	-179
Bonds and other fixed-income securities	55	241	-185
Shares and other non-fixed income securities	2	2	-1
Equity investments	72	64	7

DISCLOSURES ON THE REVERSAL OF IMPAIRMENT LOSSES FROM SECURITIES AND INVESTMENTS

	2012	2011	Change
	(EUR in millions)
Securities and investments	82	78	4
Bonds and other fixed-income securities	82	78	4

(32) Net gains/losses from investments accounted for using the equity method

	2012	2011	Change
	(EUR in millions)
Net gains/losses from investments accounted for using the equity method	-4	-5	1

(33) Administrative expense

ANALYSIS OF ADMINISTRATIVE EXPENSE

	2012	2011	Change
	(EUR in millions)
Wages and salaries	421	378	44
Social security contributions	54	49	5
Expense for pension provision and other employee benefits	76	34	42

Personnel expense	552	461	91
Other administrative expense	313	249	64
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets	49	47	2

Non-personnel expense	362	296	66

Total	914	757	158

Expense for pension provision and other employment benefits includes additions to provisions for personnel measures in the context of the modernisation programme of the KfW.

Other administrative expense includes rental expenses arising from operating leases in the amount of EUR 11 million (2011: EUR 5 million).

Non-personnel expense includes EUR 2 million for depreciation, amortisation and impairment relating to finance leases (2011: EUR 5 million).

(34) Net other operating income

ANALYSIS OF NET OTHER OPERATING INCOME

	2012	2011	Change
	(EUR in millions)
Other operating income	42	43	-1
Other operating expense	55	32	23

Total	-13	11	-25

Other operating income contains rental income of EUR 3 million (2011: EUR 2 million) and income from the reversal of other provisions in the amount of EUR 4 million (2011: EUR 9 million).

Other operating expense includes results from repurchasing own issues of EUR 5 million (2011: EUR 1 million income) and contributions payable to the restructuring fund for banks in the unchanged amount of EUR 5 million. KfW has no obligation to contribute to the fund in accordance with Section 2 of the Restructuring Fund Act (Restrukturierungsfondsgesetz – RStrukFG). The line item also includes an expense of EUR 20 million as a long-term capital donation for the newly created KfW Stiftung (Foundation). The Foundation bundles KfW’s corporate social responsibility efforts and focuses on environmental and climate protection, fostering responsible entrepreneurship, awareness of social responsibility and promoting art and culture.

(35) Taxes on income

ANALYSIS OF TAXES ON INCOME BY COMPONENT

	2012	2011	Change
	(EUR in millions)
Current taxes on income	47	84	-38
Deferred taxes	29	-54	83

Total	75	30	45

In the reporting year deferred taxes resulted in expenses of EUR 29 million (2011: EUR 54 million earnings). This resulted from the change in recognition of temporary differences and, in part, from offsetting effects due to recognition of tax loss carryforwards.

The reconciliation presents the relationship between the calculated income tax expense for the financial year and reported taxes on income.

TAX RECONCILIATION

	2012	2011	Change
	(EUR in millions)
Profit/loss from operating activities (before taxes)	2,459	2,098	361
Group income tax rate	0%	0%	0%

Calculated income tax expense	0	0	0
Effects of tax rate differentials within the group	50	112	-62
Effect of tax rate changes	0	0	0
Effects of previous year taxes recorded in the reporting year	-2	-16	14
Effects of non-deductible taxes on income	16	6	10
Effects of non-deductible business expenses	8	8	0
Effects of tax-free income	-16	-1	-15
Trade tax add-ons	3	4	-1
Permanent accounting differences	28	29	-1
Effects of changes in recognised deferred tax assets	-12	-109	97
Other effects	0	-3	3

Reported taxes on income	75	30	45

KfW Bankengruppe’s applicable income tax rate of 0%, on which the reconciliation is based, takes into account the tax status of KfW as a non-taxable public-law institution and the major effect of this status on profit/loss from operating activities.

The effects of tax rate differentials result from individual group companies being taxable and the related different tax rates. The tax rates continue to range from 0% to 32%.

(36) Notes to other comprehensive income

ANALYSIS OF OTHER COMPREHENSIVE INCOME BY CLASS

	2012	2011	Change
	(EUR in millions)
Financial instruments	215	-11	226
Bonds and other fixed-income securities	280	-71	351
Shares and other non-fixed income securities	-1	1	-1
Equity investments	-64	60	-124
Deferred taxes on financial instruments	-4	6	-10

Total	211	-5	216

Other comprehensive income comprises income and expenses recognised directly in equity under Revaluation reserves.

ANALYSIS OF RECLASSIFICATION AMOUNTS INCLUDED IN THE INCOME STATEMENT BY CLASS

	2012	2011	Change
	(EUR in millions)
Reclassification amounts relating to financial instruments	-61	83	-144
Bonds and other fixed-income securities	62	83	-22
Equity investments	-122	0	-122
Reclassification amounts relating to deferred taxes on financial instruments	0	3	-3

Total	-61	86	-147

The reclassification amounts represent income and expenses which were accounted for through profit or loss during the reporting period and which were previously recognised directly in equity in the Revaluation reserves. They also include amortisation of Revaluation reserves related to the reclassification of securities and investments from the “available-for-sale financial assets” measurement category to the “loans and receivables” measurement category. Income recognised in the income statement is reported with a negative sign preceding the amount and expenses with a positive sign.

Segment Reporting

(37) Segment reporting by business area

In accordance with the provisions of IFRS 8, segment reporting follows the internal management reporting system, which is used by the group’s main decision makers to assess each segment’s performance and to allocate resources to segments.

In accordance with the business area structure for KfW Bankengruppe, the segments and their products and services are broken down as follows:

KfW Mittelstandsbank	-	Financing of corporate investments and of investments for industrial pollution control
	-	Equity financing
	-	Advisory services

KfW Privatkundenbank	-	Financing for housing construction and modernisation
	-	Education finance

KfW Kommunalbank	-	Infrastructure and social finance
	-	General funding of the special credit institutions of the federal states
	-	Transactions on behalf of the Federal Government

Export and project finance	-	Financing for German and European export activities
	-	Financing for projects and investments in German and European interests

Promotion for developing and transition countries	-	Promotion for developing and transition countries on behalf of the Federal Government (budget funds) with complementary market funds raised by KfW
	-	Financing provided by DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH (private enterprise financing)

Capital Markets	-	Securities and money market investments
	-	Capital market-related products and securitisations
	-	Global loans Europe
	-	Holding arrangements for the Federal Republic of Germany
	-	Refinancing

Head Office	-	Central interest rate and currency management
	-	Strategic equity investments

The business areas are measured on the basis of their contribution to consolidated profit. The individual line items are based on the following methods:

-

Net interest income (before interest rate reductions) comprises interest margins from asset operations calculated on the basis of the market interest rate method[1]. The item also includes the imputed return on equity with an analysis based on economic capital usage. Head Office also includes the treasury result, which largely comprises the income/loss from interest rate management. The profit contribution from KfW refinancing[2] is allocated to the Capital Markets business area.

-	The interest rate reductions included in Net interest income in the income statement are reported separately in accordance with the internal management report due to their special relevance as a management variable. Interest rate reductions are components of the promotional business of the KfW Mittelstandsbank, KfW Privatkundenbank and KfW Kommunalbank business areas. Promotional loans with a KfW interest receivable which is below the KfW refinancing rate are deemed reduced-interest loans.

-

The allocation of administrative expense is based on the results from activity-based accounting by cost centres[3]. Administrative expense includes depreciation on property, plant and equipment and amortisation of intangible assets.

-	In the Risk provisions for lending business item, net impairment charges, direct write-offs and recoveries on loans written off are distributed among the segments according to the underlying loan.

-	The valuation result comprises the net gains/losses from hedge accounting, the net gains/losses from other financial instruments at fair value, the net gains/losses from securities and investments, the net gains/losses from investments accounted for using the equity method and net other operating income.

-	When taxes on income are allocated to the business areas (excluding the Head Office) only the current taxes on income are taken in account. Deferred taxes are allocated to the Head Office.

-

The reported economic capital requirement to cover potential credit, market price and operating risks is quantified for a solvency level of 99.99% and also takes into account hidden losses for securities[4] as of December 31, 2012.

-	Segment assets are not reported as, in accordance with the internal management reporting system, they are used neither to assess each segment’s performance nor to allocate resources to segments.

-	The presentation of segment income and expenses is based on consolidated figures. Administrative and commission expense as well as commission income and other operating income resulting from service relationships within the group is adjusted in segment reporting. Negligible consolidation effects remaining are reported in the Reconciliation/consolidation column.

[1]	Refinancing at matching maturities using KfW’s internal refinancing curve is assumed for the calculation of interest margins in this method.
[2]	The difference between the realised refinancing rates and the maturity-matched refinancing rates calculated in-house.
[3]	The costs incurred in the organisational units are allocated to the products by means of core services.
[4]	For further information on the statistical models and methods used, see “Risk Report.”

SEGMENT REPORTING BY BUSINESS AREA FOR THE 2012 FINANCIAL YEAR

EUR in millions	KfW Mittel- standsbank (1)	KfW Privatkundenbank	KfW Kommunalbank	Export and project finance (1)	Promotion for developing and transition countries (1)	Capital Markets	Head Office	Reconciliation / consolidation	KfW Bankengruppe
Volume of new commitments	24,070	17,428	9,131	13,429	6,244	3,557	—	-440	73,420

Net interest income before interest rate reductions	267	194	50	767	309	500	1,382	0	3,468
Net commission income	21	11	7	46	136	7	0	0	228
Administrative expense	156	147	36	167	279	66	65	—	914

Operating result before valuation (before interest rate reductions)	132	58	20	646	166	441	1,318	0	2,781

Risk provisions for lending business	-35	-29	0	-344	-36	142	147	0	-155
Valuation result	-8	0	0	5	33	108	231	0	369

Profit/loss from operating activities (before interest rate reductions)	89	28	20	307	163	691	1,695	0	2,994

Interest rate reductions	-326	-169	-41	—	—	—	—	—	-535
Taxes on income	—	—	—	9	31	0	35	—	75
Consolidated profit	-237	-140	-21	298	132	691	1,661	0	2,384

Economic capital requirement	1,913	963	153	2,579	1,887	1,981	3,965	—	13,439

(1)

The valuation result of the business areas contains the following net gains/losses from investments accounted for using the equity method: KfW Mittelstandsbank EUR
 -6.9 million, Export and project finance EUR -0.7 million and Promotion for developing and transition countries EUR 3.9 million.

SEGMENT REPORTING BY BUSINESS AREA FOR THE 2011 FINANCIAL YEAR

EUR in millions	KfW Mittelstandsbank (1)	KfW Privatkundenbank	KfW Kommunalbank	Export and project finance (1)	Promotion for developing and transition countries (1)	Capital Markets	Head Office	Reconciliation / consolidation	KfW Bankengruppe
Volume of new commitments	22,407	16,722	11,798	13,409	5,755	1,147	—	-847	70,390

Net interest income before interest rate reductions	290	194	44	706	260	562	901	0	2,956
Net commission income	16	14	6	48	127	13	2	0	226
Administrative expense	137	120	29	151	238	61	22	0	757

Operating result before valuation (before interest rate reductions)	168	89	22	603	150	514	881	0	2,426

Risk provisions for lending business	-13	-9	6	76	58	24	43	—	185
Valuation result	17	0	0	-7	63	-250	221	0	44

Profit/loss from operating activities (before interest rate reductions)	172	79	28	672	271	289	1,144	0	2,655

Interest rate reductions	-310	-195	-53	—	—	—	—	—	-557
Taxes on income	—	—	—	49	29	0	-47	—	30
Consolidated profit	-137	-116	-25	623	242	289	1,191	0	2,068

Economic capital requirement	2,184	1,263	183	2,531	1,601	1,747	3,048	—	12,558

(1)

The valuation result of the business areas contains the following net gains/losses from investments accounted for using the equity method: KfW Mittelstandsbank EUR
-2.5 million, Export and project finance EUR -2.0 million and Promotion for developing and transition countries EUR -0.6 million.

The reconciliation/consolidation column includes all adjustments that were necessary to reconcile segment information with the aggregated information for KfW Bankengruppe. The consolidation effects reported for “Volume of new commitments” relate to commitments for programme loans made by KfW Mittelstandsbank for which KfW IPEX-Bank acts as on-lending bank. The other amounts in this column result from minimal consolidation effects.

(38) Segment reporting by region

Net interest and commission income are allocated on the basis of the clients’ geographical location. The imputed return on equity included in net interest income, the profit contribution from KfW refinancing and the treasury result are allocated to Germany. KfW receives commission income from the Federal Government for supporting developing and transition countries using budget funds of the Federal Government. This is allocated according to the region of the country receiving the investment. The commission expense paid to special purpose entities resulting from the asset securitisation platform is distributed according to the geographical location of the originator bank.

Property, plant and equipment and intangible assets are not reported according to region because, apart from immaterial amounts, these assets relate to Germany.

SEGMENT REPORTING BY REGION FOR THE 2012 FINANCIAL YEAR

EUR in millions	Germany	Europe (excl. Germany)	Rest of the world	Reconciliation / consolidation	KfW Bankengruppe
Net interest income	2,067	430	436	0	2,933
Net commission income	65	30	133	0	228

Segment income	2,132	460	568	0	3,160

SEGMENT REPORTING BY REGION FOR THE 2011 FINANCIAL YEAR

EUR in millions	Germany	Europe (excl. Germany)	Rest of the world	Reconciliation / consolidation	KfW Bankengruppe
Net interest income	1,580	433	386	0	2,399
Net commission income	75	34	118	0	226

Segment income	1,654	467	504	0	2,625

The reconciliation/consolidation column includes all adjustments that were necessary to reconcile segment information with the aggregated information for KfW Bankengruppe. The amounts in this column result solely from minimal consolidation effects.

Notes to the Statement of Financial Position

(39) Cash reserves

ANALYSIS OF CASH RESERVES BY CLASS

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Balances with central banks	5,960	997	4,963

(40) Loans and advances to banks

ANALYSIS OF LOANS AND ADVANCES TO BANKS BY CLASS

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Money-market transactions	2,787	13,252	-10,464
Loans and advances	252,698	247,584	5,114
Other receivables	35,747	30,136	5,611

Total	291,233	290,971	261

The receivables from reverse repos and the PROMISE and PROVIDE synthetic securitisation platforms are included in Other receivables.

ANALYSIS OF LOANS AND ADVANCES TO BANKS BY UNDERWRITING LIABILITY TYPE

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Direct loans to banks	89,101	88,646	455
Pass-through customer loans with full underwriting borne by the on-lending commercial bank	158,647	152,562	6,085
Pass-through customer loans with partial underwriting borne by the on-lending commercial bank	4,516	5,966	-1,451
Direct and pass-through subordinated loans	434	410	24

Total	252,698	247,584	5,114

Direct loans to banks includes in particular global loans granted as part of financing for domestic housing construction and SMEs.

(41) Loans and advances to customers

ANALYSIS OF LOANS AND ADVANCES TO CUSTOMERS BY CLASS

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Money-market transactions	124	0	124
Loans and advances	114,104	117,468	-3,364
Other receivables	4,244	838	3,406

Total	118,472	118,306	166

The receivables from reverse repos and the PROMISE and PROVIDE synthetic securitisation platforms are included in Other receivables.

ANALYSIS OF LOANS AND ADVANCES TO CUSTOMERS BY UNDERWRITING LIABILITY TYPE

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Direct loans to customers	108,284	111,184	-2,900
Pass-through customer loans without underwriting borne by the on-lending commercial bank	459	441	18
Customer loans pass-through insurance companies with full underwriting borne by the on-lending insurance company	18	0	18
Direct subordinated loans and subordinated loans pass-through commercial banks and insurance companies	5,343	5,843	-500

Total	114,104	117,468	-3,364

Direct loans to customers include in particular loans granted under export and project financing, municipal financing and education financing. The item also includes loans connected with certain transactions mandated by the Federal Government in accordance with the KfW Law.

(42) Risk provisions for lending business

ANALYSIS OF RISK PROVISIONS FOR LENDING BUSINESS BY CLASS

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Loans and advances to banks	170	162	8
Loans and advances to customers	1,809	4,778	-2,970

Provisions for losses on loans and advances	1,979	4,940	-2,961
Provisions for contingent liabilities and irrevocable loan commitments	119	256	-137

Total	2,097	5,196	-3,098

Provisions for losses on loans and advances also include money market investments and reverse repos.

DEVELOPMENT OF RISK PROVISIONS FOR LENDING BUSINESS IN THE 2012 FINANCIAL YEAR BY RISK ASSESSMENT TYPE

	Individually assessed risks	Risks assessed on a portfolio basis	Provisions for losses on loans and advances	Provisions (individual risks)	Provisions (portfolio risks)	Total
			(EUR in millions)
As of Jan. 1, 2012	4,297	642	4,940	210	46	5,196
Additions	927	38	965	194	10	1,169
Usage	-3,393	0	-3,393	-58	0	-3,451
Reversals	-274	-148	-422	-268	-6	-696
Unwinding	-33	0	-33	0	0	-33
Exchange rate changes	-76	-3	-78	-8	0	-87

As of Dec. 31, 2012	1,449	529	1,979	69	50	2,097

Risks assessed on a portfolio basis comprise both credit rating risks and country risks.

In 2012, EUR 167 million (2011: EUR 154 million) in interest income was not recognised for impaired loans.

DEVELOPMENT OF RISK PROVISIONS FOR LENDING BUSINESS IN THE 2011 FINANCIAL YEAR BY RISK ASSESSMENT TYPE

	Individually assessed risks	Risks assessed on a portfolio basis	Provisions for losses on loans and advances	Provisions (individual risks)	Provisions (portfolio risks)	Total
	(EUR in millions)
As of Jan. 1, 2011	4,571	851	5,422	429	56	5,906
Additions	551	29	581	47	5	632
Usage	-598	0	-598	-97	0	-695
Reversals	-315	-240	-556	-169	-14	-739
Unwinding	-27	0	-27	0	0	-27
Exchange rate changes	116	3	119	0	0	119

As of Dec. 31, 2011	4,297	642	4,940	210	46	5,196

(43) Value adjustments from macro fair value hedge accounting

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Value adjustments to assets designated for macro fair value hedge accounting	18,975	13,468	5,507

The fair values attributable to the hedged risks in the hedged portfolios under the category “loans and receivables” are included in this item.

(44) Derivatives used for hedge accounting

ANALYSIS OF DERIVATIVES WITH POSITIVE FAIR VALUES DESIGNATED FOR HEDGE ACCOUNTING BY TYPE OF

HEDGING RELATIONSHIP

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Micro fair value hedge accounting	33,024	29,560	3,464
Macro fair value hedge accounting	1,193	842	351

Total	34,217	30,403	3,815

ANALYSIS OF DERIVATIVES WITH POSITIVE FAIR VALUES DESIGNATED FOR HEDGE ACCOUNTING BY CLASS

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Interest-related derivatives	19,905	17,397	2,508
Currency-related derivatives	14,312	13,006	1,307

Total	34,217	30,403	3,815

Only Interest-related derivatives are designated for macro fair value hedge accounting. Cross-currency swaps are presented under Currency-related derivatives.

(45) Other derivatives

ANALYSIS OF OTHER DERIVATIVES WITH POSITIVE FAIR VALUES BY CLASS

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Interest-related derivatives	6,021	5,572	449
Currency-related derivatives	4,258	5,398	-1,141
Credit derivatives	0	1	-1
Miscellaneous	111	120	-9

Total	10,390	11,091	-702

Cross-currency swaps are presented under Currency-related derivatives.

Under Miscellaneous are derivatives with positive fair values of EUR 118 million (2011: EUR 327 million) attributable to embedded derivatives that are bifurcated.

(46) Securities and investments

ANALYSIS OF SECURITIES AND INVESTMENTS BY CLASS

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Bonds and other fixed-income securities	29,774	30,016	-242
Shares and other non-fixed income securities	2	13	-11
Equity investments	1,806	1,831	-26
Shares in subsidiaries not included in the consolidated financial statements	2	2	0

Total	31,582	31,861	-279

Bonds and other fixed-income securities are recognised less impairment losses that have already occurred but have not yet been individually identified.

(47) Investments accounted for using the equity method

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Investments accounted for using the equity method	121	43	78

Note (81) Disclosures on shareholdings contains a list of investments accounted for using the equity method.

(48) Property, plant and equipment

ANALYSIS OF PROPERTY, PLANT AND EQUIPMENT BY CLASS

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Land and buildings	862	868	-5
Plant and equipment	57	48	9
Other property, plant and equipment	8	0	8

Property, plant and equipment for own use	927	916	11
Investment property	1	1	0

Total	928	917	11

Plant and equipment includes leased assets from finance leases.

Payments in advance and assets under construction are presented in Other property, plant and equipment.

DEVELOPMENT IN PROPERTY, PLANT AND EQUIPMENT IN THE 2012 FINANCIAL YEAR

	Acquisition/ production cost	Accumulated depreciation, impairment and reversal of impairment losses	Net carrying amount
	(EUR in millions)
Carrying amount as of Jan. 1, 2012	1,174	-257	917
Additions/reversals of impairment losses	45	0	45
Disposals	-46	45	-1
Depreciation	—	-33	-33
Impairment losses	—	0	0

Carrying amount of Dec. 31, 2012	1,172	-244	928

DEVELOPMENT IN PROPERTY, PLANT AND EQUIPMENT IN THE 2011 FINANCIAL YEAR

	Acquisition/ production cost	Accumulated depreciation, impairment and reversal of impairment losses	Net carrying amount
	(EUR in millions)
Carrying amount as of Jan. 1, 2011	1,150	-238	912
Additions/reversals of impairment losses	46	0	46
Disposals	-22	15	-8
Depreciation	—	-33	-33
Impairment losses	—	0	0

Carrying amount as of Dec. 31, 2011	1,174	-257	917

(49) Intangible assets

ANALYSIS OF INTANGIBLE ASSETS BY CLASS

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Software	57	31	26
Acquired software	35	13	22
Internally generated software	21	18	4
Other intangible assets	21	16	5

Total	78	46	31

Other intangible assets include, in particular, software under development.

DEVELOPMENT IN INTANGIBLE ASSETS IN THE 2012 FINANCIAL YEAR

	Acquisition/ production cost	Accumulated amortisation, impairment and reversal of impairment losses	Net carrying amount
	(EUR in millions)
Carrying amount as of Jan. 1, 2012	121	-74	46
Additions/reversals of impairment losses	49	0	49
Disposals	-29	26	-3
Amortisation	—	-16	-16
Impairment losses	—	0	0

Carrying amount as of Dec. 31, 2012	142	-64	78

DEVELOPMENT IN INTANGIBLE ASSETS IN THE 2011 FINANCIAL YEAR

	Acquisition/ production cost	Accumulated amortisation, impairment and reversal of impairment losses	Net carrying amount
	(EUR in millions)
Carrying amount as of Jan. 1, 2011	114	-71	44
Additions/reversals of impairment losses	16	0	16
Disposals	-10	10	0
Amortisation	—	-13	-13
Impairment losses	—	-1	-1

Carrying amount as of Dec. 31, 2011	121	-74	46

(50) Income tax assets

ANALYSIS OF INCOME TAX ASSETS BY TYPE

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Current income tax assets	83	47	36
Deferred income tax assets	346	312	34

Total	429	359	70

Current income tax assets derive from creditable taxes (investment income tax/solidarity surcharge) and tax receivables from advance tax payments during the reporting year.

Deferred income tax assets mostly result from valuation differences relating to the balance sheet items listed below.

ANALYSIS OF DEFERRED TAX ASSETS BY BALANCE SHEET ITEM

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Loans and advances to banks and customers (incl. risk provisions)	54	82	-28
Securities and investments	8	12	-4
Intangible assets	23	23	0
Other derivatives (liabilities)	208	141	67
Provisions	20	36	-16
Other balance sheet items	14	17	-3
Tax loss carryforwards	19	1	18

Subtotal	346	312	34
Offset against deferred tax liabilities	0	0	0

Total	346	312	34

The use of existing tax loss carry forwards for the taxable group companies is not sufficiently probable, with the result that it was only possible to carry deferred tax assets to a limited extent.

(51) Other assets

ANALYSIS OF OTHER ASSETS BY CLASS

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Other assets and receivables	973	950	23
Prepaid expenses and deferred charges	244	344	-100

Total	1,217	1,295	-78

(52) Liabilities to banks

ANALYSIS OF LIABILITIES TO BANKS BY CLASS

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Promissory note loans	2,354	2,206	149
Other financial liabilities	23,322	20,825	2,498

Total	25,677	23,031	2,646

Liabilities from repos, cash collateral received and the PROMISE and PROVIDE synthetic securitisation platforms are included in other financial liabilities.

(53) Liabilities to customers

ANALYSIS OF LIABILITIES TO CUSTOMERS BY CLASS

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Money-market transactions	522	1,489	-967
Promissory note loans	7,196	8,348	-1,152
Other financial liabilities	6,690	11,020	-4,329

Total	14,408	20,856	-6,448

Liabilities from repos, cash collateral received and the PROMISE and PROVIDE synthetic securitisation platforms are included in Other financial liabilities. Credit-linked certificates issued via these platforms are included under Promissory note loans.

(54) Certificated liabilities

ANALYSIS OF CERTIFICATED LIABILITIES BY CLASS

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Money-market issues	22,834	30,788	-7,954
Bonds and notes	388,022	368,042	19,981

Total	410,856	398,829	12,027

(55) Value adjustments from macro fair value hedge accounting

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Value adjustments to liabilities under macro fair value hedge accounting	266	313	-47

The fair values attributable to hedged risks in the hedged portfolios in the category “other liabilities” are included in this item.

(56) Derivatives used for hedge accounting

ANALYSIS OF DERIVATIVES WITH NEGATIVE FAIR VALUES DESIGNATED FOR HEDGE ACCOUNTING BY TYPE OF

HEDGING RELATIONSHIP

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Micro fair value hedge accounting	3,734	3,943	-209
Macro fair value hedge accounting	23,552	16,984	6,568

Total	27,286	20,927	6,359

ANALYSIS OF DERIVATIVES WITH NEGATIVE FAIR VALUES DESIGNATED FOR HEDGE ACCOUNTING BY CLASS

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Interest-related derivatives	25,383	19,166	6,217
Currency-related derivatives	1,903	1,761	142

Total	27,286	20,927	6,359

Only Interest-related derivatives are designated for macro fair value hedge accounting. Cross-currency swaps are presented under Currency-related derivatives.

(57) Other derivatives

ANALYSIS OF OTHER DERIVATIVES WITH NEGATIVE FAIR VALUES BY CLASS

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Interest-related derivatives	1,480	2,146	-666
Currency-related derivatives	3,488	3,158	331
Miscellaneous	40	62	-22

Total	5,008	5,365	-357

Cross-currency swaps are presented under Currency-related derivatives.

Under Miscellaneous are derivatives with negative fair values of EUR 38 million (2011 EUR 29 million) attributable to embedded derivatives that are bifurcated.

(58) Provisions

ANALYSIS OF PROVISIONS BY CLASS

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Provisions for pensions and similar commitments	1,162	1,083	79
Provisions for credit risk	119	256	-137
Other provisions	711	874	-164

Total	1,992	2,214	-222

DEVELOPMENT IN PROVISIONS FOR PENSIONS AND SIMILAR COMMITMENTS IN THE 2012 FINANCIAL YEAR

	Pension obligations	Early retirement	Partial retirement	Total
	(EUR in millions)
As of Jan. 1, 2012	1,059	14	10	1,083
Pension benefits paid	-37	-3	-1	-41
Additions	76	43	3	121
Service cost	28	43	3	73
Interest cost	45	0	0	45
Contributions by plan participants	3	0	0	3
Reversals	0	-1	0	-1

As of Dec. 31, 2012	1,098	53	12	1,162

The calculation of the pension entitlements which were vested as of the valuation reference date results in actuarial losses to be amortised of EUR 229 million (2011: actuarial gains of EUR 44 million).

	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008
	(EUR in millions)
Projected benefit obligation under the pension commitments	1,244	976	980	884	771

DEVELOPMENT IN PROVISIONS FOR PENSIONS AND SIMILAR COMMITMENTS IN THE 2011 FINANCIAL YEAR

	Pension obligations	Early retirement	Partial retirement	Total
	(EUR in millions)
As of Jan. 1, 2011	1,020	13	9	1,042
Pension benefits paid	-36	-2	-2	-40
Additions	75	4	3	81
Service cost	27	4	3	33
Interest cost	44	0	0	44
Contributions by plan participants	4	0	0	4
Reversals	0	0	0	0

As of Dec. 31, 2011	1,059	14	10	1,083

Provisions for pensions and similar commitments are calculated on the basis of the 2005 G Heubeck actuarial tables and based on the following actuarial assumptions:

ACTUARIAL ASSUMPTIONS IN % P. A.

	Dec. 31, 2012	Dec. 31, 2011
Technical discount rate	3.50	4.60
Rate of salary increases	3.00	3.00
Rate of pension increases	2.50	2.30
Rate of staff turnover	1.40	1.50

Development in risk provisions for lending business

For the development in risk provisions for lending business see note (42) Risk provisions for lending business.

DEVELOPMENT IN OTHER PROVISIONS IN THE 2012 FINANCIAL YEAR

	Obligations to employees	Other provisions	Total
	(EUR in millions)
As of Jan. 1, 2012	21	854	874
Additions	5	28	33
Interest cost	0	1	1
Other additions	5	27	32
Usage	-2	-192	-194
Reversals	0	-3	-3

As of Dec. 31, 2012	24	687	711

Obligations to employees show other long-term employee benefits including provisions for service anniversaries. Corresponding actuarial reports have been prepared for these obligations. Other provisions comprises obligations arising from the assumption of the tasks of the State Insurance Company of the GDR in liquidation (Staatliche Versicherung der Deutschen Demokratischen Republik in Abwicklung – SinA (institution under public law)), which are offset by receivables in the same amount from the Federal Agency for Special Tasks arising from Unification (Bundesanstalt für vereinigungsbedingte Sonderaufgaben - BvS) recognised in Other assets.

DEVELOPMENT IN OTHER PROVISIONS IN THE 2011 FINANCIAL YEAR

	Obligations to employees	Other provisions	Total
		(EUR in millions)
As of Jan. 1, 2011	22	742	764
Additions	8	165	174
Interest cost	0	1	1
Other additions	8	164	172
Usage	-9	-46	-55
Reversals	-1	-8	-9

As of Dec. 31, 2011	21	854	874

(59) Income tax liabilities

	Dec. 31, 2012	Dec. 31, 2011	Change
		(EUR in millions)
Current income tax liabilities	30	27	2
Deferred income tax liabilities	226	160	67

Total	256	187	69

Current income tax liabilities in the reporting year primarily include tax provisions at the level of taxable companies included in the group.

DEVELOPMENT IN TAX PROVISIONS

	2012	2011
	(EUR in millions)
As of Jan. 1	27	38
Additions	11	16
Usage	-13	-27
Reversals	-2	0

As of Dec. 31	23	27

Deferred income tax liabilities mostly result from valuation differences relating to the balance sheet items listed below.

ANALYSIS OF DEFERRED TAX LIABILITIES BY BALANCE SHEET ITEM

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Other derivatives (assets)	200	133	67
Securities and investments	5	1	4
Other balance sheet items	21	26	-5

Subtotal	226	160	65
Offset against deferred tax assets	0	0	0

Total	226	160	65

(60) Other liabilities

ANALYSIS OF OTHER LIABILITIES BY CLASS

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Other financial liabilities	1,438	1,484	-46
Deferred income	497	519	-23

Total	1,934	2,003	-69

Promotional subsidies granted to KfW through the ERP Special Fund based on the German Law to define the economic plan of the ERP Special Fund (ERP-Wirtschaftsplangesetz) in the amount of EUR 9 million (2011: EUR 106 million) were reported as Deferred income.

(61) Subordinated liabilities

ANALYSIS OF SUBORDINATED LIABILITIES BY CLASS

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Subordinated liabilities	3,247	3,247	0

As part of the new legislation governing ERP economic promotion as of July 1, 2007, the ERP Special Fund provided a subordinated loan to KfW in the amount of EUR 3,247 million. The loan consists of three tranches with different fixed-interest periods. The period during which capital is tied up in all tranches ends as of December 31, 2017. Interest was charged on the tranches at a rate of 4.5 % p.a. in the 2012 financial year.

(62) Equity

ANALYSIS OF EQUITY

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Subscribed capital	3,750	3,750	0
less uncalled outstanding contributions	-450	-450	0

Paid-in subscribed capital	3,300	3,300	0
Capital reserve	6,197	5,947	250
of which promotional reserves from the ERP Special Fund	4,900	4,650	250
Reserve from the ERP Special Fund	1,113	1,056	58
Retained earnings	7,783	6,107	1,676
Statutory reserve under article 10 (2) KfW Law	1,875	1,875	0
Special reserve under article 10 (3) KfW Law	4,152	2,689	1,464
Special reserve less the special loss account from provisioning pursuant to Section 17 (4) of the D-Mark Balance Sheet Law	21	21	0
Other retained earnings	1,734	1,522	212
Fund for general banking risks	2,350	1,700	650
Revaluation reserves	-51	-262	211

Total	20,692	17,847	2,845

Equity forms the basis for the capital available for covering risks which are matched against the capital requirements derived from internal management.

For information concerning equity in relation to risk-bearing capacity see “Financial Section—Risk Report—Internal Capital Adequacy Process”.

Notes on Financial Instruments

(63) Gains and losses from financial instruments by measurement category

The following tables show an analysis of the results from financial instruments included in the various income statement items organised by measurement category. In addition to interest and similar income and expenses reported in Net interest and commission income and loan processing fees included in Net commission income, contributions to income included in particular the risk provisions for lending business. Depending on measurement and designation for hedge accounting, the effects of fair value measurement, impairment losses, reversals of impairment losses and gains and losses from disposals are also included. The result from foreign currency translation is not included.

GAINS AND LOSSES FROM FINANCIAL INSTRUMENTS BY MEASUREMENT CATEGORY IN THE 2012 FINANCIAL YEAR

	Net interest income	Risk provisions for lending business	Net commission income	Net gains/losses from hedge accounting	Net gains/losses from other financial instruments at fair value through profit or loss	Net gains/losses from securities and investments	Net other operating income	Total
	(EUR in millions)
Loans and receivables	11,708	-155	101	5,460	—	6	—	17,120
Held-to-maturity investments	13	—	—	—	—	0	—	13
Other liabilities	-10,992	—	-12	-5,879	—	—	-5	-16,889
Available-for-sale financial assets	383	—	0	278	—	71	—	731
Financial assets at fair value through profit or loss	84	—	56	—	373	—	—	513
Financial liabilities at fair value through profit or loss	-930	—	-48	—	-1,665	—	—	-2,643
Derivatives used for hedge accounting	1,789	—	—	373	—	—	—	2,162
Other derivatives	923	—	0	—	1,339	—	—	2,262

Total	2,979	-155	96	231	47	77	-5	3,270

GAINS AND LOSSES FROM FINANCIAL INSTRUMENTS BY MEASUREMENT CATEGORY IN THE 2011 FINANCIAL YEAR

	Net interest income	Risk provisions for lending business	Net commission income	Net gains/losses from hedge accounting	Net gains/losses from other financial instruments at fair value through profit or loss	Net gains/losses from securities and investments	Net other operating income	Total
	(EUR in millions)
Loans and receivables	12,238	185	101	5,938	—	-174	—	18,288
Held-to-maturity investments	20	—	—	—	—	0	—	20
Other liabilities	-11,154	—	0	-5,984	—	—	1	-17,137
Available-for-sale financial assets	336	—	0	277	—	-49	—	565
Financial assets at fair value through profit or loss	128	—	76	—	33	—	—	237
Financial liabilities at fair value through profit or loss	-990	—	-73	—	-1,943	—	—	-3,006
Derivatives used for hedge accounting	1,534	—	—	99	—	—	—	1,633
Other derivatives	336	—	-3	—	1,702	—	—	2,035

Total	2,448	185	101	329	-208	-222	1	2,634

(64) Balance sheet for financial instruments by measurement category

The following tables show the assets and liabilities from financial instruments included in the different balance sheet items organised by measurement category. The additional balances with central banks recognised in Cash reserves are classified as “loans and receivables”.

FINANCIAL ASSETS BY MEASUREMENT CATEGORY AS OF DECEMBER 31, 2012

	Loans and advances to banks	Loans and advances to customers	Risk provisions for lending business	Value adjustments from macro fair value hedge accounting	Derivatives used for hedge accounting	Other derivatives	Securities and investments	Assets (financial instruments)
	(EUR in millions)%
Loans and receivables	290,989	118,455	-1,979	18,975	—	—	11,101	437,541	87.0
Held-to-maturity investments	—	—	—	—	—	—	1,017	1,017	0.2
Available-for-sale financial assets	0	0	—	—	—	—	17,238	17,238	3.4
Financial assets at fair value through profit or loss	244	17	—	—	—	—	2,227	2,488	0.5
Derivatives used for hedge accounting	—	—	—	—	34,217	—	—	34,217	6.8
Other derivatives	—	—	—	—	—	10,390	—	10,390	2.1

Total	291,233	118,472	-1,979	18,975	34,217	10,390	31,582	502,891	100.0

FINANCIAL LIABILITIES BY MEASUREMENT CATEGORY AS OF DECEMBER 31, 2012

	Liabilities to banks	Liabilities to customers	Certificated liabilities	Value adjustments from macro fair value hedge accounting	Derivatives used for hedge accounting	Other derivatives	Other liabilities	Subordinated liabilities	Liabilities (financial instruments)
	(EUR in millions)%
Other financial liabilities	24,944	11,873	386,799	266	—	—	325	3,247	427,453	87.8
Financial liabilities at fair value through profit or loss	733	2,535	24,058	—	—	—	—	0	27,327	5.6
Derivatives used for hedge accounting	—	—	—	—	27,286	—	—	—	27,286	5.6
Other derivatives	—	—	—	—	—	5,008	—	—	5,008	1.0

Total	25,677	14,408	410,856	266	27,286	5,008	325	3,247	487,074	100.0

FINANCIAL ASSETS BY MEASUREMENT CATEGORY AS OF DECEMBER 31, 2011

	Loans and advances to banks	Loans and advances to customers	Risk provisions for lending business	Value adjustments from macro fair value hedge accounting	Derivatives used for hedge accounting	Other derivatives	Securities and investments	Assets (financial instruments)
	(EUR in millions)%
Loans and receivables	290,595	118,293	-4,940	13,468	—	—	13,920	431,336	87.8
Held-to-maturity investments	—	—	—	—	—	—	1,084	1,084	0.2
Available-for-sale financial assets	0	0	—	—	—	—	13,681	13,681	2.8
Financial assets at fair value through profit or loss	376	13	—	—	—	—	3,176	3,565	0.7
Derivatives used for hedge accounting	—	—	—	—	30,403	—	—	30,403	6.2
Other derivatives	—	—	—	—	—	11,091	—	11,091	2.3

Total	290,971	118,306	-4,940	13,468	30,403	11,091	31,861	491,161	100.0

FINANCIAL LIABILITIES BY MEASUREMENT CATEGORY AS OF DECEMBER 31, 2011

	Liabilities to banks	Liabilities to customers	Certificated liabilities	Value adjustments from macro fair value hedge accounting	Derivatives used for hedge accounting	Other derivatives	Other liabilities	Subordinated liabilities	Liabilities (financial instruments)
	(EUR in millions)%
Other financial liabilities	21,964	17,462	372,606	313	—	—	317	3,247	415,908	88.0
Financial liabilities at fair value through profit or loss	1,067	3,394	26,223	—	—	—	—	0	30,684	6.5
Derivatives used for hedge accounting	—	—	—	—	20,927	—	—	—	20,927	4.4
Other derivatives	—	—	—	—	—	5,365	—	—	5,365	1.1

Total	23,031	20,856	398,829	313	20,927	5,365	317	3,247	472,884	100.0

(65) Disclosures on the reclassification of financial assets

In 2008 and with retroactive effect from July 01, 2008, KfW Bankengruppe reclassified bonds and other fixed-income securities recognised in Securities and investments (floating interest asset-backed securities) with a volume of EUR 2,750 million (fair value as at the date of reclassification) from the measurement category “available-for-sale financial assets” to the measurement category “loans and receivables”.

The following table shows the carrying amounts of the reclassified financial assets and their fair values:

	Dec. 31, 2012	Dec. 31, 2011
	(EUR in millions)
Carrying amount (statement of financial position)	663	1,063
Fair value	638	989

For the reclassified financial assets a change of EUR 54 million (2011: EUR -8 million) in fair value would have been recorded directly in equity under Revaluation reserves. Net gains/losses from securities and investments of EUR 5 million (2011: EUR 5 million) would also have been recorded.

Net gains/losses from Securities and investments include reversals of impairment losses and impairment losses on reclassified financial assets totalling EUR 6 million (2011: EUR 5 million); as in 2011, no realised gains and losses were recorded. Interest income from the reclassified securities is still recognised in the same manner.

In 2009, in accordance with a resolution with prospective effect dated as of February 17, 2009, bonds and other fixed-income securities recognised in Securities and investments (which serve to maintain liquidity through the use of repo transactions (repos) or open market transactions of the European Central Bank) with a volume of EUR 18,170 million (fair value as at the date of reclassification) were reclassified from the measurement category “available-for-sale financial assets” to the measurement category “loans and receivables”.

The following table shows the carrying amounts of the reclassified financial assets and their fair values:

	Dec. 31, 2012	Dec. 31, 2011
	(EUR in millions)
Carrying amount (statement of financial position)	6,819	9,385
Fair value	6,702	9,004

For the reclassified financial assets a change of EUR 375 million (2011: EUR 111 million) in fair value would have been recorded directly in equity under Revaluation reserves. Net gains/losses from securities and investments of EUR 4 million (2011: EUR negative 168 million) would also have been recorded.

Net gains/losses from Securities and investments include reversals of impairment losses and impairment losses taken on reclassified financial assets totalling EUR 3 million (2011: EUR negative 165 million); realised gains and losses of EUR 0 million were recorded on a net basis. Interest income from the reclassified securities is still recognised in the same manner.

(66) Disclosures on the valuation methods used for financial instruments measured at fair value

The following tables show the financial instruments measured at fair value according to the valuation methods used.

Financial instruments allocated to the “quoted market prices” level are primarily bonds and other fixed-income securities recognised in Securities and investments, for which prices from an active market are available.

Fair value measurement of OTC derivatives as well as borrowings accounted for under the fair value option is largely performed using valuation models with inputs that are observable on the market and are also usually the only relevant inputs, resulting in allocation to the “Valuation method based on observable market data (model)” level.

The “Valuation method based in part on unobservable market data” level largely comprises low-risk tranches of portfolio CDSs (with KfW as both protection seller and protection buyer) accounted for using the fair value option and recognised in Loans and advances or Liabilities, derivatives recognised in Other derivatives with positive or negative fair values, which comprise a hedging instrument for clients with respect to export and project financing business, as well as securities and investments from equity finance business recorded at fair value through profit or loss, which are not listed or for which prices cannot be derived from similar financial instruments listed on an exchange.

Equity instruments included in – Securities and investments – available-for-sale -, for which the fair value could not be reliably determined, are also allocated to this level.

FINANCIAL ASSETS MEASURED AT FAIR VALUE AS OF DECEMBER 31, 2012

	Quoted market price	Valuation method based on observable market data (model)	Valuation method based in part on unobservable market data	Total
	(EUR in millions)
Loans and advances to banks – recorded at fair value through profit or loss	11	48	184	244
Loans and advances to customers – recorded at fair value through profit or loss	0	17	0	17
Derivatives used for hedge accounting	0	34,217	0	34,217
Other derivatives	41	9,644	704	10,390
Securities and investments – available for sale	16,477	13	748	17,238
Securities and investments – recorded at fair value through profit or loss	1,007	805	415	2,227

Total	17,536	44,746	2,051	64,333

FINANCIAL LIABILITIES MEASURED AT FAIR VALUE AS OF DECEMBER 31, 2012

	Quoted market price	Valuation method based on observable market data (model)	Valuation method based in part on unobservable market data	Total
	(EUR in millions)
Liabilities to banks – recorded at fair value through profit or loss	0	549	184	733
Liabilities to customers – recorded at fair value through profit or loss	0	2,426	109	2,535
Certificated liabilities – recorded at fair value through profit or loss	258	23,799	0	24,058
Derivatives used for hedge accounting	0	27,282	3	27,286
Other derivatives	40	4,964	5	5,008

Total	298	59,021	302	59,621

FINANCIAL ASSETS MEASURED AT FAIR VALUE AS OF DECEMBER 31, 2011

	Quoted market price	Valuation method based on observable market data (model)	Valuation method based in part on unobservable market data	Total
	(EUR in millions)
Loans and advances to banks – recorded at fair value through profit or loss	14	302	59	376
Loans and advances to customers – recorded at fair value through profit or loss	0	9	4	13
Derivatives used for hedge accounting	0	30,403	0	30,403
Other derivatives	62	10,674	356	11,091
Securities and investments – available for sale	12,831	5	845	13,681
Securities and investments – recorded at fair value through profit or loss	1,585	1,397	195	3,176

Total	14,492	42,790	1,459	58,740

FINANCIAL LIABILITIES MEASURED AT FAIR VALUE AS OF DECEMBER 31, 2011

	Quoted market price	Valuation method based on observable market data (model)	Valuation method based in part on unobservable market data	Total
	(EUR in millions)
Liabilities to banks – recorded at fair value through profit or loss	0	1,002	65	1,067
Liabilities to customers – recorded at fair value through profit or loss	0	3,394	0	3,394
Certificated liabilities – recorded at fair value through profit or loss	48	26,175	0	26,223
Derivatives used for hedge accounting	0	20,924	4	20,927
Other derivatives	63	5,299	3	5,365

Total	111	56,793	72	56,976

DEVELOPMENT OF FINANCIAL ASSETS MEASURED AT FAIR VALUE IN THE 2012 FINANCIAL YEAR, USING VALUATION METHODS BASED IN PART ON UNOBSERVABLE MARKET DATA

	Loans and advances to banks - recorded at fair value through profit or loss	Loans and advances to customers - recorded at fair value through profit or loss	Derivatives used for hedge accounting	Other derivatives	Securities and investments - available for sale	Securities and investments - recorded at fair value through profit or loss	Total
	(EUR in millions)
As of Jan. 1, 2012	59	4	0	356	845	195	1,459
A. Changes recognised in the income statement
Net interest and commission income	0	0	0	7	0	0	6
Contracts still valid at year-end	0	0	0	7	0	0	7
Net gains/losses from hedge accounting	0	0	0	0	0	0	0
Contracts still valid at year-end	0	0	0	0	0	0	0
Net gains/losses from other financial instruments at fair value through profit or loss	-12	-4	0	218	0	17	218
Contracts still valid at year-end	-8	-4	0	218	0	17	223
Net gains/losses from securities and investments	0	0	0	0	82	0	82
Contracts still valid at year-end	0	0	0	0	-36	0	-36
Change in revaluation reserves	0	0	0	0	-64	0	-64
Contracts still valid at year-end	0	0	0	0	0	0	0

Total changes recognised in the income statement	-13	-4	0	224	18	17	243
B. Changes recognised directly in equity
Change of valuation method used	137	0	0	123	2	214	477
Additions	0	0	0	4	168	2	175
Disposals	0	0	0	0	-282	0	-283

Total changes recognised directly in equity	137	0	0	128	-112	216	370
Exchange rate changes	0	0	0	-5	-3	-13	-21
Other changes	0	0	0	1	0	0	1

As of Dec. 31, 2012	184	0	0	704	748	415	2,051

DEVELOPMENT OF FINANCIAL LIABILITIES MEASURED AT FAIR VALUE IN THE 2012 FINANCIAL YEAR, USING VALUATION METHODS BASED IN PART ON UNOBSERVABLE MARKET DATA

	Liabilities to banks - recorded at fair value through profit or loss	Liabilities to customers - recorded at fair value through profit or loss	Certificated liabilities - recorded at fair value through profit or loss	Derivatives used for hedge accounting	Other derivatives	Subordinated liabilities - recorded at fair value through profit or loss	Total
	(EUR in millions)
As of Jan. 1, 2012	65	0	0	4	3	0	72
A. Changes recognised in the income statement
Net interest and commission income	0	0	0	0	0	0	0
Contracts still valid at year-end	0	0	0	0	0	0	0
Net gains/losses from hedge accounting	0	0	0	0	0	0	0
Contracts still valid at year-end	0	0	0	0	0	0	0
Net gains/losses from other financial instruments at fair value through profit or loss	-18	0	0	0	-1	0	-19
Contracts still valid at year-end	-13	0	0	0	-1	0	-14

Total changes recognised in the income statement	-18	0	0	0	-1	0	-19
B. Changes recognised directly in equity
Change of valuation method used	137	109	0	0	2	0	248
Additions	0	0	0	0	0	0	0
Disposals	0	0	0	0	0	0	0

Total changes recognised directly in equity	137	109	0	0	2	0	248
Exchange rate changes	0	0	0	0	0	0	0
Other changes	0	0	0	0	1	0	1

As of Dec. 31, 2012	184	109	0	3	5	0	302

DEVELOPMENT OF FINANCIAL ASSETS MEASURED AT FAIR VALUE IN THE 2011 FINANCIAL YEAR, USING VALUATION METHODS BASED IN PART ON UNOBSERVABLE MARKET DATA

	Loans and advances to banks - recorded at fair value through profit or loss	Loans and advances to customers - recorded at fair value through profit or loss	Derivatives used for hedge accounting	Other derivatives	Securities and investments - available for sale	Securities and investments - recorded at fair value through profit or loss	Total
	(EUR in millions)
As of Jan. 1, 2011	52	10	0	63	754	420	1,299
A. Changes recognised in the income statement
Net interest and commission income	0	0	0	2	0	0	2
Contracts still valid at year-end	0	0	0	2	0	0	2
Net gains/losses from hedge accounting	0	0	0	0	0	0	0
Contracts still valid at year-end	0	0	0	0	0	0	0
Net gains/losses from other financial instruments at fair value through profit or loss	94	-6	0	310	0	11	409
Contracts still valid at year-end	100	-6	0	310	0	10	414
Net gains/losses from securities and investments	0	0	0	0	-56	0	-56
Contracts still valid at year-end	0	0	0	0	-41	0	-41
Change in revaluation reserves	0	0	0	0	55	0	55
Contracts still valid at year-end	0	0	0	0	55	0	55

Total changes recognised in the income statement	94	-6	0	312	-1	11	411
B. Changes recognised directly in equity
Change of valuation method used	-87	0	0	0	-9	-226	-321
Additions	0	0	0	2	155	2	159
Disposals	0	0	0	-6	-56	-12	-74

Total changes recognised directly in equity	-87	0	0	-4	90	-236	-237
Exchange rate changes	0	0	0	7	2	0	8
Other changes	0	0	0	-22	0	0	-22

As of Dec. 31, 2011	59	4	0	356	845	195	1,459

DEVELOPMENT OF FINANCIAL LIABILITIES MEASURED AT FAIR VALUE IN THE 2011 FINANCIAL YEAR, USING VALUATION METHODS BASED IN PART ON UNOBSERVABLE MARKET DATA

	Liabilities to banks - recorded at fair value through profit or loss	Liabilities to customers - recorded at fair value through profit or loss	Certificated liabilities - recorded at fair value through profit or loss	Derivatives used for hedge accounting	Other derivatives	Subordinated liabilities - recorded at fair value through profit or loss	Total
	(EUR in millions)
As of Jan. 1, 2011	65	2	0	3	20	0	90
A. Changes recognised in the income statement
Net interest and commission income	0	0	0	0	0	0	0
Contracts still valid at year-end	0	0	0	0	0	0	0
Net gains/losses from hedge accounting	0	0	0	0	0	0	0
Contracts still valid at year-end	0	0	0	0	0	0	0
Net gains/losses from other financial instruments at fair value through profit or loss	86	-1	0	0	3	0	89
Contracts still valid at year-end	92	-1	0	0	3	0	95

Total changes recognised in the income statement	86	-1	0	0	4	0	89
B. Changes recognised directly in equity
Change of valuation method used	-87	0	0	0	0	0	-87
Additions	0	0	0	0	0	0	0
Disposals	0	0	0	0	-2	0	-2

Total changes recognised directly in equity	-87	0	0	0	-2	0	-89
Exchange rate changes	0	0	0	0	0	0	0
Other changes	0	0	0	0	-19	0	-19

As of Dec. 31, 2011	65	0	0	4	3	0	72

In accordance with the valuation method defined for KfW Bankengruppe, the fair value reported in the statement of financial position is the best evidence of the fair value for those financial instruments allocated to the “Valuation method based in part on unobservable market data” level.

The following tables show how an alternative determination of relevant unobservable market data, i.e., values in best and worst case scenarios, would impact fair values for significant products allocated to this level.

Major products	Valuation method used	Relevant unobservable market data with alternative determination
Portfolio CDSs (with KfW as protection seller and protection buyer) accounted for under the fair value option	Discounted cash flow method	Liquidity discounts
Derivatives with positive or negative fair values, which comprise a hedging instrument for clients with respect to export and project financing business 1)	Discounted cash flow method	Expected risk-free customer margin
Securities and investments from equity finance accounted for at fair value through profit or loss	Discounted cash flow method	Liquidity discounts

(1)	First calculation as of Dec. 31, 2012 due to higher volumes

SENSITIVITY ANALYSIS FOR THE FINANCIAL ASSETS MEASURED AT FAIR VALUE, USING VALUATION METHODS BASED IN PART ON UNOBSERVABLE MARKET DATA AS OF DECEMBER 31, 2012

	Best case scenario	Reported value	Worst case scenario
	(EUR in millions)
Loans and advances to banks – recorded at fair value through profit or loss	194	184	180
Loans and advances to customers – recorded at fair value through profit or loss	0	0	0
Other derivatives – with positive fair values	708	704	700
Securities and investments – recorded at fair value through profit or loss	462	415	367

Total	1,364	1,304	1,247

SENSITIVITY ANALYSIS FOR THE FINANCIAL LIABILITIES MEASURED AT FAIR VALUE, USING VALUATION METHODS BASED IN PART ON UNOBSERVABLE MARKET DATA AS OF DECEMBER 31, 2012

	Best case scenario	Reported value	Worst case scenario
	(EUR in millions)
Liabilities to banks – recorded at fair value through profit or loss	180	184	193
Liabilities to customers – recorded at fair value through profit or loss	109	109	109
Other derivatives – with negative fair values	5	5	5

Total	294	298	308

SENSITIVITY ANALYSIS FOR THE FINANCIAL ASSETS MEASURED AT FAIR VALUE, USING VALUATION METHODS BASED IN PART ON UNOBSERVABLE MARKET DATA AS OF DECEMBER 31, 2011

	Best case scenario	Reported value	Worst case scenario
	(EUR in millions)
Loans and advances to banks – recorded at fair value through profit or loss	62	59	58
Loans and advances to customers – recorded at fair value through profit or loss	4	4	4
Securities and investments – recorded at fair value through profit or loss	212	195	164

Total	279	258	226

SENSITIVITY ANALYSIS FOR THE FINANCIAL LIABILITIES MEASURED AT FAIR VALUE, USING VALUATION METHODS BASED IN PART ON UNOBSERVABLE MARKET DATA AS OF DECEMBER 31, 2011

	Best case scenario	Reported value	Worst case scenario
	(EUR in millions)
Liabilities to banks – recorded at fair value through profit or loss	64	65	68
Liabilities to customers – recorded at fair value through profit or loss	0	0	0

Total	64	65	69

(67) Fair values of financial instruments

In the following tables, the fair values of financial instruments are compared to their carrying amounts. The fair value of the additional balances with central banks recognised in Cash reserves is their carrying amount. Existing risk provisions for lending business are deducted from the carrying amounts of loans and advances to banks and customers. The carrying amount of the subordinated liabilities comprises pro-rata interest and value adjustments from micro fair value hedge accounting reported in the line item Other liabilities.

FAIR VALUES OF FINANCIAL INSTRUMENTS AS OF 31 DECEMBER 2012

	Fair value	Carrying amount (statement of financial position)	Difference
	(EUR in millions)
Loans and advances to banks	308,213	291,063	17,150
Loans and advances to customers	120,566	116,663	3,903
Value adjustments from macro fair value hedge accounting	—	18,975	-18,975
Derivatives used for hedge accounting	34,217	34,217	0
Other derivatives	10,390	10,390	0
Securities and investments	31,406	31,582	-177

Assets	504,792	502,891	1,901

Liabilities to banks	26,065	25,677	389
Liabilities to customers	15,667	14,408	1,258
Certificated liabilities	414,048	410,856	3,192
Value adjustments from macro fair value hedge accounting	—	266	-266
Derivatives used for hedge accounting	27,286	27,286	0
Other derivatives	5,008	5,008	0
Subordinated liabilities	3,590	3,572	18

Liabilities	491,665	487,074	4,591

Interest-related changes in value are also included in measuring the fair value of the financial instruments. Accordingly, when the comparison is made with the carrying amount, it is necessary to take account of the (interest-related) changes in value resulting from the recognition of loans and advances and borrowings in macro fair value hedge accounting.

Equity instruments included in Securities and investments, for which the fair value could not be reliably determined, are measured at cost less impairment losses in the amount of EUR 746 million (2011: EUR 699 million); disposal in the subsequent year is possible on a case-by-case basis.

FAIR VALUES OF FINANCIAL INSTRUMENTS AS OF 31 DECEMBER 2011

	Fair value	Carrying amount (statement of financial position)	Difference
	(EUR in millions)
Loans and advances to banks	303,065	290,810	12,255
Loans and advances to customers	117,379	113,528	3,851
Value adjustments from macro fair value hedge accounting	—	13,468	-13,468
Derivatives used for hedge accounting	30,403	30,403	0
Other derivatives	11,091	11,091	0
Securities and investments	31,262	31,861	-600

Assets	493,200	491,161	2,039

Liabilities to banks	23,258	23,031	228
Liabilities to customers	22,245	20,856	1,389
Certificated liabilities	401,860	398,829	3,031
Value adjustments from macro fair value hedge accounting	—	313	-313
Derivatives used for hedge accounting	20,927	20,927	0
Other derivatives	5,365	5,365	0
Subordinated liabilities	3,569	3,563	5

Liabilities	477,224	472,884	4,340

(68) Additional disclosures on liabilities to banks

DISCLOSURES ON LIABILITIES TO BANKS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS (FAIR VALUE OPTION)

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Carrying amount	344	318	27
Repayment at maturity	525	859	-335

Difference	180	542	-361

Of the difference between the repayment amount at maturity and the carrying amount, EUR 125 million (2011: EUR 451 million) is attributable to borrowings for which the repayment amount builds up over time as a result of the capitalisation of interest due.

(69) Additional disclosures on liabilities to customers

DISCLOSURES ON LIABILITIES TO CUSTOMERS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS (FAIR VALUE OPTION)

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Carrying amount	2,533	3,391	-857
Repayment at maturity	4,442	6,408	-1,966

Difference	1,909	3,018	-1,109

Of the difference between the repayment amount at maturity and the carrying amount, EUR 1,762 million (2011: EUR 2,646 million) is attributable to borrowings for which the repayment amount builds up over time as a result of the capitalisation of interest due.

(70) Additional disclosures on certificated liabilities

DISCLOSURES ON CERTIFICATED LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS (FAIR VALUE OPTION)

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Carrying amount	24,058	26,223	-2,165
Repayment at maturity	27,533	34,391	-6,858

Difference	3,476	8,168	-4,692

Of the difference between the repayment amount at maturity and the carrying amount, EUR 5,108 million (2011: EUR 8,252 million) is attributable to borrowings for which the repayment amount builds up over time as a result of the capitalisation of interest due.

(71) Additional disclosures on derivatives

ANALYSIS OF DERIVATIVES BY CLASS

	Par value		Fair value Dec. 31, 2012		Fair value Dec. 31, 2011
	Dec. 31, 2012	Dec. 31, 2011	positive	negative	positive	negative
	(EUR in millions)
Interest-related derivatives	479,612	476,150	25,924	26,859	22,942	21,310
Currency-related derivatives	231,943	235,857	18,524	5,357	18,161	4,892
Equity/index-related derivatives	0	0	0	0	0	0
Credit derivatives	0	150	0	0	1	0
Other derivatives	93	768	41	40	62	62

Total	711,648	712,925	44,489	32,256	41,167	26,263

Cross-currency swaps are presented under Currency-related derivatives.

ANALYSIS OF DERIVATIVES BY COUNTERPARTY

	Par value		Fair value Dec. 31, 2012		Fair value Dec. 31, 2011
	Dec. 31, 2012	Dec. 31, 2011	positive	negative	positive	negative
	(EUR in millions)
OECD banks	669,594	671,107	42,367	28,957	38,865	23,647
Non-OECD banks	61	64	0	8	1	6
Other counterparties	36,377	34,753	2,005	2,948	2,149	2,427
Public sector	5,616	6,999	116	343	152	183

Total	711,648	712,925	44,489	32,256	41,167	26,263

The analysis includes stand-alone financial and credit derivatives which are presented in the items Derivatives used for hedge accounting and Other derivatives.

The volume of differences between the transaction price and model value arising from the use of a valuation technique that makes significant use of unobservable market data which have yet to be amortised over the life of the financial instrument amounts to EUR 42 million (2011: EUR 48 million). The net gains/losses from derivatives not qualifying for hedge accounting includes amortisation effects in the amount of EUR 4 million (2011: EUR 2 million).

The economic hedge effect of financial derivatives with an aggregate principal amount of EUR 658.2 billion (2011: EUR 640.6 billion) is presented in accordance with IAS 39; the risk-mitigating impact of the remaining financial derivatives is not reflected in the accounts.

As in 2011, KfW Bankengruppe did not pledge any collateral (in the form of securities) under derivative transactions which can be resold or repledged at any time without payments being past due.

However, liquid collateral totalling EUR 1 million was provided in the 2011, which was recognised in Loans and advances to banks and customers. No such collateral was pledged in 2012.

As in 2011, KfW Bankengruppe did not receive any collateral (in the form of securities) under derivative transactions, which can be resold or repledged at any time, even if the counterparty providing the collateral has not defaulted.

However, provision of liquid collateral totalling EUR 20,190 million (2011: EUR 17,162 million) was accepted, which was recognised in Liabilities to banks and customers.

(72) Additional disclosures on the PROMISE/PROVIDE synthetic securitisation platforms

As in 2011, KfW Bankengruppe did not receive any collateral (in the form of securities) under platform transactions, which can be resold or repledged at any time, even if the counterparty providing the collateral has not defaulted.

However, provision of liquid collateral totalling EUR 303 million (2011: EUR 295 million) was accepted, which was recognised in Liabilities to banks and customers.

(73) Disclosures on repurchase agreements

DISCLOSURES ON REPO TRANSACTIONS

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Carrying amount of securities sold under repo transactions that continue to be recognised in Securities and investments	1,014	1,535	-520
Liabilities to banks (countervalue)	1,014	1,553	-539

The fair value of securities sold under repo transactions that continue to be recognised in Securities and investments totals EUR 1,015 million (2011: EUR 1,505 million). The fair value of the corresponding repayment obligations is EUR 1,014 million (2011: EUR 1,553 million), meaning that the repo transactions give rise to a net position of EUR 1 million (2011: EUR -48 million).

As in 2011, KfW Bankengruppe did not pledge any collateral (in the form of securities) under repo transactions which can be resold or repledged at any time without payments being past due.

In 2011, KfW Bankengruppe received collateral (in the form of securities) under repo transactions, which could be resold or repledged at any time, even if the counterparty providing the collateral has not defaulted. The fair value of this collateral totalled EUR 2 million. The collateral has been neither resold nor pledged. No such collateral was accepted in 2012.

As in 2011, no liquid collateral was provided.

DISCLOSURES ON REVERSE REPO TRANSACTIONS

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Loans and advances to banks (countervalue)	35,333	29,730	5,603
Loans and advances to customers (countervalue)	3,502	0	3,502

Total	38,835	29,730	9,105

Securities purchased under reverse repos are not recognised.

In 2011, KfW Bankengruppe pledged collateral (in the form of securities) under reverse repo transactions which could be resold or repledged at any time without payments being past due. The carrying amount of this collateral totalled EUR 16 million. No such collateral was pledged in 2012.

However, liquid collateral totalling EUR 7 million was provided, which is recognised in Loans and advances to banks and customers. No such collateral was pledged in 2011.

KfW Bankengruppe received collateral under reverse repo transactions in 2011, which could be resold or repledged at any time, even if the counterparty providing the collateral has not defaulted. The fair value of this collateral totalled EUR 1 million. The collateral has been neither resold nor pledged. No such collateral was accepted in 2012.

However, provision of liquid collateral totalling EUR 2 million was accepted, which is recognised in Liabilities to banks and customers. No such collateral was accepted in 2011.

Other Notes

(74) Contingent liabilities and irrevocable loan commitments

ANALYSIS OF CONTINGENT LIABILITIES BY CLASS

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Contingent liabilities from financial guarantees	3,724	4,448	-723
Contingent liabilities from PROMISE/PROVIDE securitisation platforms	1,444	762	682
Performance guarantees	29	51	-22
Other contingent liabilities	1,031	1,027	4

Total	6,228	6,287	-59

Other contingent liabilities include payment obligations attributable to equity investments which are not fully paid up and do not have to be consolidated. Information has not been provided on further contingent liabilities in accordance with IAS 37.92.

VOLUME OF IRREVOCABLE LOAN COMMITMENTS

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Irrevocable loan commitments	51,118	55,720	-4,602

The Irrevocable loan commitments are mainly attributable to domestic promotional lending business.

(75) Trust activities and administered loans

ANALYSIS OF TRUST ACTIVITIES BY CLASS (TRANSACTIONS IN THE BANK’S OWN NAME BUT FOR THIRD PARTY ACCOUNTS)

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Loans and advances to banks	2,886	2,023	863
Loans and advances to customers	14,485	14,427	59
Securities and investments	1,209	276	933

Assets held in trust	18,580	16,725	1,855

Liabilities to banks	7	8	-1
Liabilities to customers	18,573	16,717	1,856

Liabilities held in trust	18,580	16,725	1,855

EUR 14,285 million (2011: EUR 14,659 million) of the assets held in trust are attributable to the business area Promotion for developing and transition countries.

VOLUME OF ADMINISTERED LOANS GRANTED (LOANS IN THE NAME AND FOR THE ACCOUNT OF THIRD PARTIES)

	Dec. 31, 2012	Dec. 31, 2011	Change
	(EUR in millions)
Administered loans	8,620	7,525	1,095

(76) Leasing transactions as lessee

DISCLOSURES ON LESSEE AGREEMENTS AS OF DECEMBER 31, 2012

	Due within one year	Due in between one and five years	Due in more than five years	Total
	(EUR in millions)
Operating leases
Future minimum leasing payments	11	29	14	55

DISCLOSURES ON LESSEE AGREEMENTS AS OF DECEMBER 31, 2011

	Due within one year	Due in between one and five years	Due in more than five years	Total
	(EUR in millions)
Operating leases
Future minimum leasing payments	5	13	1	19

(77) Average number of employees during the financial year

	2012	2011	Change
Employees (female)	2,555	2,359	196
Employees (male)	2,635	2,406	229

Total	5,190	4,765	425
Staff not covered by collective agreements	3,569	3,320	249
Staff covered by collective agreements	1,621	1,445	176

The average number of employees including temporary staff but without members of the Executive Board and trainees was calculated based on the levels at the end of each quarter.

(78) Compensation report

OVERVIEW OF TOTAL COMPENSATION TO MEMBERS OF THE EXECUTIVE BOARD AND BOARD OF SUPERVISORY DIRECTORS

	2012	2011	Change
	(EUR in thousands)
Members of the Executive Board	4,140	3,365	775
Former members of the Executive Board and their surviving dependents	3,890	3,827	63
Members of the Board of Supervisory Directors	179	175	4

Total	8,209	7,367	842

Compensation to the Executive Board

The compensation system for the KfW Executive Board is aimed at appropriately compensating members of the Executive Board for their duties and responsibilities. Executive Board contracts are drawn up based on the 1992 version of the policy for hiring executive board members at credit institutions of the Federal Government (Grundsätze für die Anstellung der Vorstandsmitglieder bei den Kreditinstituten des Bundes). The Federal Public Corporate Governance Code (Public Corporate Governance Kodex des Bundes – PCGK) was taken into account when drawing up the contracts. The individual contracts contain adjustments.

Compensation components

Executive Board members that were appointed to the Executive Board prior to June 2009 currently receive annual salaries paid in twelve equal payments. They also receive a fixed end-of-year bonus paid annually upon approval of the annual financial statements by the Board of Supervisory Directors. Executive Board members who have been appointed or reappointed since June 2009 receive the fixed end-of-year bonus paid out as part of their monthly salaries.

The compensation of the Chief Executive Officer is an exception: – based on an annual agreement on objectives – he receives a variable end-of-year bonus of originally at least EUR 160 thousand in addition to his fixed salary. This minimum bonus payment does not apply if KfW net income for a financial year is insufficient to ensure allocation to the statutory reserves. The annual agreement on objectives for the financial year 2012 comprises 50% quantitative and 50% qualitative objectives. A cap on the end-of-year bonus has been agreed for the first time.

The following table shows total compensation, broken down into fixed and, where applicable, variable components and other forms of compensation, as well as additions to pension provisions for the individual Board members.

Annual compensation to the Executive Board and additions to pension provisions in 2012 and 2011

	Salary		Variable compensation		Other compensation		Total		Additions to pension provisions
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	(EUR in thousands)
Dr. Ulrich Schröder
(Chief Executive Officer)	680.3	673.1	250.0	240.0	97.9	117.9	1,028.2	1,031.0	794.2	297.8
Dr. Günther Bräunig	632.6	515.8	0.0	0.0	31.3	27.2	663.9	543.0	1,026.9	216.2
Dr. Norbert Kloppenburg	668.4	474.0	0.0	0.0	52.7	69.7	721.1	543.7	1,032.7	217.0
Dr. Edeltraud Leibrock	510.2	124.5	0.0	0.0	50.4	11.4	560.6	135.9	276.5	64.5
Bernd Loewen	514.8	487.7	0.0	0.0	46.0	45.4	560.8	533.1	382.6	126.3
Dr. Axel Nawrath	498.3	473.5	0.0	0.0	107.0	104.7	605.3	578.2	678.5	292.7

Total	3,504.6	2,748.6	250.0	240.0	385.3	376.3	4,139.9	3,364.9	4,191.4	1,214.5

Compensation paid to Dr Bräunig, Dr Kloppenburg, Mr Loewen and Dr Nawrath in 2012 included a reward for 2011 in the amount of EUR 20 thousand each; Dr Leibrock received a pro rata payment of EUR 5 thousand.

Responsibilities

The Executive Committee discusses the Executive Board compensation system including contract components in detail and regularly reviews it. The Board of Supervisory Directors resolves upon the basic structure of the Executive Board compensation system as proposed by the Executive Committee. The Board of Supervisory Directors and the Executive Committee of the Board of Supervisory Directors discussed remuneration matters on several occasions in 2012, the last of which was on December 05, 2012. At this meeting, an adjustment of aggregate compensation to each KfW Executive Board member was agreed in accordance with the collective agreement for public sector banks dated June 6, 2012. In addition, Dr Schröder was appointed Chief Executive Officer for an additional tenure of five years, which will end on December 31, 2017. The employment agreement is based on the employment terms contained in the first employment agreement. A severance pay cap was agreed in accordance with the Federal Public Corporate Governance Code. Benefits for ancillary services were also adjusted.

Contractually agreed benefits for ancillary services

Other compensation largely comprises contractually agreed benefits for ancillary services. Executive Board members are entitled to a company car with driver services for business and personal use. Executive Board members bear the costs of using the company car and the driver for personal purposes in accordance with applicable tax regulations. They are reimbursed for the costs of maintaining a secondary residence for business reasons under tax regulations.

Executive Board members are insured under a group accident insurance policy. Supplements are paid on health and long-term care insurance premiums. Executive Board members are covered by a directors and officers liability insurance policy (D&O Insurance), which insures them against the risk of financial loss associated with their actions in their capacity as Executive Board members and by a supplemental legal expense insurance policy. In its meeting on December 5, 2012, the Executive Committee of the Board of Supervisory Directors agreed to restructure the D&O insurance by adding coverage against financial loss and legal costs arising from contractual liability claims gaps in protection were also closed and coverage amounts were adjusted so that they now correspond to KfW’s size and the risk content of its activities. There currently is no excess. KfW Executive Board members acting in their management capacity are also protected by a special legal expenses group policy for employees covering criminal action.

As of July 1, 2011, no compensation is paid to members of the Executive Board for assuming executive body functions at group companies. The item Other compensation in 2012 thus no longer contains compensation for exercise of group mandates.

As all other executives, Executive Board members may also opt to participate in the deferred compensation programme – a supplemental company pension scheme financed via tax-free salary conversion.

The contractually agreed benefits for ancillary services are granted tax-free to Executive Board members; if this is not possible or has not been contractually agreed, any taxes incurred on such benefits are borne in full by the Executive Board members.

Moreover, the contractually agreed benefits for ancillary services contain the costs for security measures at Executive Board members’ residences; these benefits are not recognised as other compensation but as Administration expense.

As of the end of the year, there were no loans to any members of the Executive Board. No new loans were granted to Executive Board members in the 2012 financial year nor will any be granted in future.

No Executive Board member was granted or promised any benefits by a third party during the past financial year with a view to his position as a member of the KfW Executive Board.

Pension benefits and other benefits in the case of early retirement

In accordance with article 1 (1) of the By-Laws of KfW, the appointment of an Executive Board member should not generally extend beyond the completion of the legal age of retirement. After reaching 65 years of age or the legal age of retirement and expiration of their Executive Board contract, Executive Board members are entitled to claim pension payments; they may also elect to retire early after reaching 63 years of age.

Pension commitments for Executive Board members as well as their surviving dependents are based on the 1992 version of the Federal Government’s policy for hiring executive board members at credit institutions. The Federal Public Corporate Governance Code was taken into account when drawing up the Executive Board contracts.

In the case of Executive Board members who have been appointed or reappointed to the Executive Board since 2010, a severance pay cap was included in the Executive Board contracts in accordance with the recommendations of the Federal Public Corporate Governance Code. In other words, payments to an Executive Board member due to early termination of the Executive Board function without good cause in accordance with Section 626 of the German Civil Code (Bürgerliches Gesetzbuch – BGB) should not exceed the equivalent of two-year salary or compensation including benefits for ancillary services for the remainder of the contract, depending on which amount is lower.

Executive Board contracts which were concluded before 2010 generally provided for early retirement benefits after two terms on the Board, regardless of age and even in the case that KfW did not extend the Executive Board contract. For Executive Board members reappointed to the Executive Board since 2010, any early retirement benefit entitlements were grandfathered by converting them into claims with a time limit. Moreover, Executive Board members are entitled to pension benefits if their employment relationship terminates due to permanent disability.

The full benefit entitlement totals 70% of the pensionable salary. The pensionable salary is 70% of the last salary. The benefit entitlement – with the exception of the Chief Executive Officer – normally amounts to 70% for a first-time appointment and increases over ten years by 3 percent for every year of service completed.

The Executive Board contracts contain additional individual provisions, in particular concerning vesting of pension benefits.

PENSION PAYMENTS TO FORMER EXECUTIVE BOARD MEMBERS OR THEIR SURVIVING DEPENDENTS

	Number 2012	EUR in thousands 2012	Number 2011	EUR in thousands 2011
Former members of the Executive Board	19	3,206	20	3,227
Surviving dependents	11	685	10	600

Total	30	3,890	30	3,827

Provisions in the amount of EUR 54,718 thousand had been set up at the end of the financial year on 31 December 2012 for pension obligations to former members of the Executive Board and their surviving dependents (2011: EUR 48,413 thousand).

No loans were granted to former Executive Board members and their surviving dependents in the 2012 financial year.

Compensation to members of the Board of Supervisory Directors

The amount of compensation to members of the Board of Supervisory Directors is determined by the supervisory authority in accordance with article 5 (8) of the By-Laws of KfW. With the last revision in May 2010, compensation to members of the Federal Government who are members of the Board of Supervisory Directors pursuant to article 7 (1) No. 2 KfW Law was set at EUR 0. Moreover, compensation for the Chairman of the Board of KfW Supervisory Directors and his deputies was also set at EUR 0.

For the reporting year, compensation for other members of the Board of Supervisory Directors pursuant to article 7 (1) no. 3 - 6 KfW Law amounted to EUR 5.1 thousand p.a.; compensation for membership on the Executive, Credit or Audit Committees, was a standard amount of EUR 0.6 thousand p.a. for each member. Committee chairs received no special compensation.

Members who join during the year receive their compensation on a pro-rata basis.

A daily allowance (EUR 0.2 thousand per meeting day) is paid and travel expenses and applicable VAT are reimbursed upon request.

The following table provides details on the compensation paid to the Board of Supervisory Directors in the 2012 financial year: stated amounts are net amounts in EUR thousands. Travel expenses are reimbursed upon submission of receipts and are not taken into account in the table.

Compensation to members of the Board of Supervisory Directors for the 2012 financial year

No.	Name	Dates of membership	Board of Supervisory Directors membership1)	Committee membership 1)	Daily allowance	Total
		2012	(EUR in thousands)
1.	Dr Philipp Rösler	1 Jan. – 31 Dec.	0.0	0.0	0.0	0.0
2.	Dr Wolfgang Schäuble	1 Jan. – 31 Dec.	0.0	0.0	0.0	0.0
3.	Ilse Aigner	1 Jan. – 31 Dec.	0.0	0.0	0.0	0.0
4.	Peter Altmaier	22 May – 31 Dec.	0.0	0.0	0.0	0.0
5.	Norbert Barthle	1 Jan. – 31 Dec.	5.1	1.2	0.6	6.9
6.	Jan Bettink	1 Jan. – 31 Dec.	5.1	1.2	0.0	6.3
7.	Anton F. Börner	1 Jan. – 31 Dec.	5.1	0.6	0.0	5.7
8.	Volker Bouffier2)	1 Jan. – 31 Dec.	5.1	0.6	0.2	5.9
9.	Frank Bsirske	1 Jan. – 31 Dec.	5.1	0.0	0.0	5.1
10.	Helmut Dedy	1 Jan. – 31 Dec.	5.1	0.0	0.4	5.5
11.	Prof. Dr Hans Heinrich Driftmann	1 Jan. – 31 Dec.	5.1	0.0	0.0	5.1
12.	Ingeborg Esser	1 Jan. – 31 Dec.	5.1	0.6	0.0	5.7
13.	Georg Fahrenschon	27 Jun. – 31 Dec.	2.8	1.0	0.2	4.0
14.	Heinrich Haasis	1 Jan. – 27 June	2.3	0.8	0.4	3.5
15.	Hubertus Heil	1 Jan. – 31 Dec.	5.1	1.2	0.4	6.7
16.	Gerhard Hofmann	1 Jan. – 31 Dec.	5.1	1.2	0.2	6.5
17.	Frank Horch2)	1 Jan. – 31 Dec.	5.1	0.6	0.0	5.7
18.	Bartholomäus Kalb	1 Jan. – 31 Dec.	5.1	0.6	0.8	6.5
19.	Dr Markus Kerber	1 Jan. – 31 Dec.	5.1	0.6	0.0	5.7
20.	Dr h.c. Jürgen Koppelin	1 Jan. – 31 Dec.	5.1	0.6	0.8	6.5
21.	Karoline Linnert2)	1 Jan. – 31 Dec.	5.1	0.6	0.2	5.9
22.	Dr Gesine Lötzsch	1 Jan. – 31 Dec.	5.1	0.6	0.6	6.3
23.	Claus Matecki	1 Jan. – 31 Dec.	5.1	0.0	0.6	5.7
24.	Dr Michael Meister	1 Jan. – 31 Dec.	5.1	0.6	0.6	6.3
25.	Franz-Josef Möllenberg	1 Jan. – 31 Dec.	5.1	1.2	0.8	7.1
26.	Dirk Niebel	1 Jan. –31 Dec.	0.0	0.0	0.0	0.0
27.	Dr Peter Ramsauer	1 Jan. – 31 Dec.	0.0	0.0	0.0	0.0
28.	Dr Norbert Röttgen	1 Jan. – 22 May	0.0	0.0	0.0	0.0
29.	Joachim Rukwied	14 Nov. – 31 Dec.	0.6	0.1	0.0	0.7
30.	Hanns-Eberhard Schleyer	1 Jan. – 31 Dec.	5.1	1.2	0.6	6.9
31.	Dr Nils Schmid2)	1 Jan. – 31 Dec.	5.1	0.6	0.4	6.1
32.	Andreas Schmitz	1 Jan. – 31 Dec.	5.1	1.8	0.4	7.3
33.	Carsten Schneider	1 Jan. – 31 Dec.	5.1	1.2	0.8	7.1
34.	Dr Markus Söder2)	1 Jan. – 31 Dec.	5.1	0.6	0.0	5.7
35.	Michael Sommer	1 Jan. – 31 Dec.	5.1	0.6	0.0	5.7
36.	Gerd Sonnleitner	1 Jan. – 14 Nov.	4.5	0.5	0.2	5.2
37.	Marion Walsmann2)	1 Jan. – 31 Dec.	5.1	0.0	0.2	5.3
38.	Dr Norbert Walter-Borjans2)	1 Jan. – 31 Dec.	5.1	0.6	0.2	5.9
39.	Dr Guido Westerwelle	1 Jan. – 31 Dec.	0.0	0.0	0.0	0.0
Total			147.9	21.0	9.6	178.5

(1)	The amounts had not yet been paid out as of the reporting date December 31, 2012.

(2)	Amount determined by state law

Compensation to members of the Board of Supervisory Directors for the 2011 financial year

No.	Name	Dates of membership	Board of Supervisory Directors membership1)	Committee membership 1)	Daily allowance	Total
		2011	(EUR in thousands)
1.	Dr Wolfgang Schäuble	1 Jan. – 31 Dec.	0.0	0.0	0.0	0.0
2.	Rainer Brüderle	1 Jan. – 12 May	0.0	0.0	0.0	0.0
3.	Dr Philipp Rösler	12 May – 31 Dec.	0.0	0.0	0.0	0.0
4.	Ilse Aigner	1 Jan. – 31 Dec.	0.0	0.0	0.0	0.0
5.	Norbert Barthle	1 Jan. – 31 Dec.	5.1	1.0	0.4	6.5
6.	Jan Bettink	1 Jan. – 31 Dec.	5.1	1.2	0.0	6.3
7.	Anton F. Börner	1 Jan. – 31 Dec.	5.1	0.6	0.0	5.7
8.	Volker Bouffier2)	1 Jan. – 31 Dec.	5.1	0.5	0.0	5.6
9.	Frank Bsirske	1 Jan. – 31 Dec.	5.1	0.0	0.0	5.1
10.	Prof. Dr Hans Heinrich Driftmann	1 Jan. – 31 Dec.	5.1	0.0	0.2	5.3
11.	Ingeborg Esser	1 Jan. – 31 Dec.	5.1	0.6	0.2	5.9
12.	Georg Fahrenschon2)	1 Jan. – 3 Nov.	4.7	0.4	0.0	5.1
13.	Heinrich Haasis	1 Jan. – 31 Dec.	5.1	1.8	0.8	7.7
14.	Hubertus Heil	1 Jan. – 31 Dec.	5.1	1.0	0.6	6.7
15.	Gerhard Hofmann	1 Jan. – 31 Dec.	5.1	1.2	0.6	6.9
16.	Frank Horch2)	17 Jun. – 31 Dec.	3.0	0.3	0.0	3.3
17.	Bartholomäus Kalb	1 Jan. – 31 Dec.	5.1	0.7	0.8	6.6
18.	Dr h.c. Jürgen Koppelin	1 Jan. – 31 Dec.	5.1	0.6	0.8	6.5
19.	Monika Kuban	1 Jan. – 31 Dec.	5.1	0.0	0.4	5.5
20.	Karoline Linnert2)	1 Jan. – 31 Dec.	5.1	0.6	0.6	6.3
21.	Dr Gesine Lötzsch	1 Jan. – 31 Dec.	5.1	0.6	0.6	6.3
22.	Stefan Mappus2)	1 Jan. – 31 Aug.	3.4	0.3	0.0	3.7
23.	Claus Matecki	1 Jan. – 31 Dec.	5.1	0.0	0.4	5.5
24.	Dr Michael Meister	1 Jan. – 31 Dec.	5.1	0.6	0.6	6.3
25.	Franz-Josef Möllenberg	1 Jan. – 31 Dec.	5.1	1.2	0.8	7.1
26.	Dirk Niebel	1 Jan. – 31 Dec.	0.0	0.0	0.0	0.0
27.	Dr Peter Ramsauer	1 Jan. – 31 Dec.	0.0	0.0	0.0	0.0
28.	Dr Norbert Röttgen	1 Jan. – 31 Dec.	0.0	0.0	0.0	0.0

No.	Name	Dates of membership	Board of Supervisory Directors membership1)	Committee membership 1)	Daily allowance	Total
		2011	(EUR in thousands)
29.	Hanns-Eberhard Schleyer	1 Jan. – 31 Dec.	5.1	1.2	0.8	7.1
30.	Dr Nils Schmid2)	4 Nov. – 31 Dec.	0.8	0.1	0.2	1.1
31.	Andreas Schmitz	1 Jan. – 31 Dec.	5.1	1.8	0.2	7.1
32.	Dr Werner Schnappauf	1 Jan. – 31 Dec.	5.1	0.6	0.4	6.1
33.	Carsten Schneider	1 Jan. – 31 Dec.	5.1	0.9	0.8	6.8
34.	Dr Markus Söder2)	16 Dec. – 31 Dec.	0.4	0.0	0.0	0.4
35.	Michael Sommer	1 Jan. – 31 Dec.	5.1	0.6	0.0	5.7
36.	Gerd Sonnleitner	1 Jan. – 31 Dec.	5.1	0.6	0.4	6.1
37.	Marion Walsmann2)	1 Jan. – 31 Dec.	5.1	0.0	0.0	5.1
38.	Dr Norbert Walter-Borjans2)	1 Jan. – 31 Dec.	5.1	0.5	0.2	5.8
39.	Dr Guido Westerwelle	1 Jan. – 31 Dec.	0.0	0.0	0.0	0.0
Total			144.9	19.5	10.8	175.2

(1)	The amounts had not yet been paid out as of the reporting date December 31, 2011.

(2)	Amount determined by state law

There are no pension obligations for members of the Board of Supervisory Directors.

Members of the Board of Supervisory Directors received no compensation in the reporting year for personal services provided.

No direct loans were granted to members of the Board of Supervisory Directors in the reporting year.

Members of the Board of Supervisory Directors are covered by a directors and officers liability insurance policy, which insures them against the risks of financial loss associated with their actions in their capacity as Supervisory Directors and by a supplemental legal expenses insurance policy. In its meeting on December 5, 2012 the Executive Committee of the Board of Supervisory Directors agreed to restructure the D&O insurance by adding coverage against financial loss and legal costs arising from contractual liability claims. Gaps in protection were closed and coverage amounts were adjusted so that they now correspond to KfW’s size and the risk content of its activities. There currently is no excess. KfW Supervisory Directors acting in that capacity are also protected by a special legal expenses group policy for employees covering criminal action and by a group accident insurance policy.

(79) Related party disclosures

KfW Bankengruppe’s related entities include in accordance with IAS 24 the consolidated subsidiaries, the non-consolidated subsidiaries, joint ventures, associates and the shareholdings of the Federal Government.

Natural persons considered related parties in accordance with IAS 24 include the members of the Executive Board and of the Board of Supervisory Directors, the Directors of KfW, the managing directors of all subsidiaries included in the consolidated financial statements, the members of the supervisory boards of certain consolidated subsidiaries and their close family relatives.

KfW is a public law institution in which the Federal Republic of Germany (Federal Government) holds an 80% and the Federal States a 20% stake. Any transactions with the Federal Government and the Federal States in the reporting year are covered by the rules and regulations set forth in the KfW Law. This also includes operations in which the Federal Republic of Germany has a state interest and for which the Federal Government has mandated KfW (mandated transactions in accordance with article 2 (4) of the KfW Law). In this context the KfW Bankengruppe acquired a stake in EADS N.V., Netherlands in order to maintain the balance of voting rights between Germany and France. In addition to mandated transactions, the Federal Government also has agency agreements with KfW, which primarily govern the individual promotional programmes.

The business relationships between KfW and natural persons considered related parties are primarily determined by the KfW By-Laws and by applying the principles of the Federal Public Corporate Governance Code (Public Corporate Governance Kodex des Bundes). The conditions and prices reflect market conditions or are concluded in accordance with KfW’s general conditions for its loan programmes open to the general public.

(80) Auditor’s fees

	2012	2011	Change
	(EUR in thousands)
Audit	2,149	1,695	454
Other audit-related services	819	516	303
Tax advisory services	267	100	167
Other services	927	727	200

Total	4,162	3,038	1,124

(81) Disclosures on shareholdings

SUBSIDIARIES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

Name/registered office	Capital share	Equity (IFRS) as of Dec. 31, 2012
	%	(EUR in millions)
KfW IPEX-Bank GmbH, Frankfurt am Main, Germany (www.kfw-ipex-bank.de)	100.0	3,253
KfW IPEX-Beteiligungsholding GmbH, Frankfurt am Main, Germany	100.0	2,358
DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH, Cologne, Germany (www.deginvest.de)	100.0	2,153
tbg Technologie-Beteiligungs-Gesellschaft mbH, Bonn, Germany	100.0	195
KfW Beteiligungsholding GmbH, Bonn, Germany	100.0	360
Finanzierungs- und Beratungsgesellschaft mbH, Berlin, Germany	100.0	17

INVESTMENTS INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS USING THE EQUITY METHOD

Name/registered office	Capital share	Equity as of Dec. 31, 2012
	%	(EUR in millions)
Railpool Holding GmbH & Co. KG, Munich, Germany	50.0	-8
Railpool GmbH, Munich, Germany	50.0	4
Microfinance Enhancement Facility S.A., Luxembourg	24.7	275
Green for Growth Fund, Southeast Europe S.A., Luxembourg	16.5	114
AF Eigenkapitalfonds für deutschen Mittelstand GmbH & Co KG, Munich	47.5	42

The leasing company Railpool GmbH was formed in 2008 as an asset manager for rail vehicles, and has been included in the consolidated financial statements as a joint venture accounted for using the equity method (with carrying amount of the investment increased by the pro-rata net income share) since 2009. KfW IPEX-Bank GmbH holds a 50 % share in Railpool GmbH and actively supports building up this company. Railpool Holding GmbH & Co. KG was already accounted for using the equity method in the consolidated financial statements in 2008. Railpool Holding GmbH & Co. KG covers all of the key elements in providing leasing for locomotives and other railway vehicles via various operating companies. Details of the areas of operation as well as a summary of financial information can be found on the respective companies’ websites (http://www.railpool.eu).

Microfinance Enhancement Facility S.A. (MEF), an associate, has also been accounted for using the equity method since 2009. MEF, a KfW investment in a refinancing facility for microfinance institutions is part of the business area Promotion for developing and transition countries. Details of the areas of operation as well as a summary of financial information can be found on the respective companies’ websites (http://www.mef-fund.com/).

Green for Growth Fund, Southeast Europe S.A. (GGF) as well as “AF Eigenkapitalfonds für deutschen Mittelstand GmbH & Co. KG” have been included in the consolidated financial statements as associates accounted for using the equity method since 2010. GGF is a fund to promote SME and private household investment in energy efficiency and renewable energy in the Western Balkans and in Turkey (business area: Promotion for developing and transition countries). Details of the areas of operation as well as a summary of financial information can be found on the respective companies’ websites (http://www.ggf.lu). The “Eigenkapitalfonds für deutschen Mittelstand” initiated by KfW Bankengruppe and Commerzbank serves to provide equity for the sustainable development of larger SMEs (business area: KfW Mittelstandsbank).

SPECIAL FUNDS INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

Name	Capital share	Fund volume (IFRS) as of Dec. 31, 2012
	%	(EUR in millions)
Frankfurt I	100.0	258
Atlantik	100.0	133

The investments held in the special funds are part of KfW Bankengruppe’s strategic asset management. The total volume was again reduced significantly according to the investment strategy, which was realigned in 2009. Given the planned further reduction and assuming overall comparable economic presentation in the financial statements, the two special funds no longer have to be consolidated from the financial year 2013 onwards.

(82) Entities not included in the consolidated financial statements

Five subsidiaries, three joint ventures, twelve associates, and 42 special purpose vehicles of minor significance to the presentation of the net assets, financial position and results of operations of KfW Bankengruppe have not been consolidated; instead they are shown in the statement of financial position under Securities and investments or Loans and advances. These companies account for approximately 0.1 % of KfW Bankengruppe’s balance sheet total.

LIST OF KFW BANKENGRUPPE SHAREHOLDINGS AS OF DECEMBER 31, 2012

No.	Name	Place	Capital share in %	CC 1)	Exchange rate EUR 1.00 = CU 2) as at Dec. 31, 2012	Equity in TCU 2) 3)	Net income in TCU 2) 3)
KfW shareholdings
A. Fully consolidated subsidiaries included in the consolidated financial statements
1	DEG - Deutsche Investitions- und Entwicklungsgesellschaft mbH	Cologne, Germany	100.0	EUR	1	1,829,147	128,860
2	KfW Beteiligungsholding GmbH	Bonn, Germany	100.0	EUR	1	359,315	15,870
3	KfW IPEX-Beteiligungsholding GmbH	Frankfurt am Main, Germany	100.0	EUR	1	1,517,349	-609,141

B. Subsidiaries not included in the consolidated financial statements
4	Astra Grundstücksgesellschaft mbH & Co. Bauträger KG	Frankfurt am Main, Germany	100.0	EUR	1	1,500	27
5	KfW International Finance Inc. i. L.	Delaware, USA	100.0	USD	1.3194	0	0

C. Joint ventures not included in the consolidated financial statements
6	Deutsche Energie-Agentur GmbH (dena)	Berlin, Germany	26.0	EUR	1	5,342	119

D. Other shareholdings (only capital shares totalling at least 20%)
7	AF Eigenkapitalfonds für deutschen Mittelstand GmbH & Co. KG	Munich, Germany	47.5	EUR	1	24,174	-7,333
8	Berliner Energieagentur GmbH	Berlin, Germany	25.0	EUR	1	3,982	436
9	eCapital Technologies Fonds II GmbH & Co. KG	Münster, Germany	24.8	EUR	1	25,318	-548
10	Galaxy S.à.r.l.	Luxembourg, Luxembourg	20.0	EUR	1	146,507	22,176
11	Microfinance Enhancement Facility S.A.	Luxembourg, Luxembourg	24.7	USD	1.3194	216,443	5,460
12	Mittelstandsfonds Hamburg MHH GmbH & Co. KG	Hamburg, Germany	24.9	EUR	1	10,426	357
13	Post 2012 Carbon Credit Fund CV	Amsterdam, Netherlands	20.0	EUR	1	104	-30,684

Shareholdings of KfW IPEX-Bank GmbH

A. Subsidiaries not included in the consolidated financial statements
1	Sperber Rail Holdings Inc.	Wilmington, USA	100.0	USD	1.3194	-680	-1,053

B. Joint ventures included in the consolidated financial statements
2	Railpool GmbH	Munich, Germany	50.0	EUR	1	3,842	1,765
3	Railpool Holding GmbH & Co. KG	Munich, Germany	50.0	EUR	1	-8,152	-6,410

C. Joint ventures not included in the consolidated financial statements
4	Canas Leasing Ltd.	Dublin, Ireland	50.0	USD	1.3194	0	0
5	Movesta Development Capital Beteiligungsgesellschaft mbH	Düsseldorf, Germany	50.0	EUR	1	1,741	-456

No.	Name	Place	Capital share in %	CC 1)	Exchange rate EUR 1.00 = CU 2) as at Dec. 31, 2012	Equity in TCU 2) 3)	Net income in TCU 2) 3)

D. Other shareholdings
(only capital shares totalling at least 20%)
6	8F Leasing S.A.	Luxembourg, Luxembourg	22.2	USD	1.3194	4)	4)

Shareholdings of tbg Technologie-Beteiligungs-Gesellschaft mbH

A. Subsidiaries not included in the consolidated financial statements
1	Strategic European Technologies N.V.	‘s-Hertogenbosch, Netherlands	52.0	EUR	1	7,217	22,152

B. Other shareholdings
(only capital shares totalling at least 20%)
2	Argantis Private Equity GmbH & Co. KG	Cologne, Germany	22.1	EUR	1	44,480	-67
3	Aurelia Technologie-Fonds I GmbH & Co. Beteiligungen KG	Frankfurt am Main, Germany	24.6	EUR	1	5,963	-1,038
4	BioM VC GmbH & Co. Fonds KG	Munich, Germany	22.3	EUR	1	2,160	-8
5	Business-Angel-Beteiligungsgesellschaft mbH & Co. KG	Hannover, Germany	23.8	EUR	1	34	-11
6	Chromatec GmbH	Greifswald, Germany	24.8	EUR	1	18	322
7	CV Cryptovision GmbH	Gelsenkirchen, Germany	23.5	EUR	1	634	39
8	eCapital New Technologies Fonds AG&Co. Unternehmensbeteiligungsgesellschaft KG	Münster, Germany	24.8	EUR	1	2,789	59
9	Fama Fassaden GmbH	Zottelstedt, Germany	24.7	EUR	1	189	64
10	FIB Fonds für Innovation und Beschäftigung Rheinland Pfalz UBG mbh	Mainz, Germany	24.0	EUR	1	2,152	99
11	i42 Informationsmanagement GmbH	Mannheim, Germany	20.9	EUR	1	45	-21
12	IMH Venture Capital Berlin GmbH	Berlin, Germany	25.0	EUR	1	69	770
13	infoRoad GmbH	Heroldsberg, Germany	22.5	EUR	1	0	16
14	KTB Technologie Beteiligungsgesellschaft mbh & Co.KG	Leverkusen, Germany	25.0	EUR	1	3,269	1,607
15	Medizin Forum AG	Bad Nauheim, Germany	24.9	EUR	1	31	-13
16	Premium Bodywear AG	Chemnitz, Germany	24.0	EUR	1	379	-64
17	Sachsen LB V.C. GmbH & Co. KG	Leipzig, Germany	24.8	EUR	1	3,927	-699
18	Sepiatec GmbH	Berlin, Germany	21.9	EUR	1	0	63
19	SHS Gesellschaft für Beteiligungen mbh & Co. Mittelstand KG	Tübingen, Germany	24.8	EUR	1	4,833	340
20	Saarländische Wagnisfinanzierungsgesellschaft mbH	Saarbrücken, Germany	20.4	EUR	1	6,382	-169
21	Technologie Beteiligungsfonds Bayern GmbH & Co. KG	Munich, Germany	25.0	EUR	1	3,344	-44

No.	Name	Place	Capital share in %	CC 1)	Exchange rate EUR 1.00 = CU 2) as at Dec. 31, 2012	Equity in TCU 2) 3)	Net income in TCU 2) 3)
22	Technologie Beteiligungsfonds Bayern Verwaltungs GmbH	Landshut, Germany	25.0	EUR	1	35	2
23	Tübinger Seed Fonds KG	Tübingen, Germany	21.9	EUR	1	634	-2
24	TVM Medical Ventures GmbH & Co. KG	Munich, Germany	23.3	EUR	1	2,948	-6,167
25	Venture Capital Thüringen GmbH & Co. KG	Erfurt, Germany	24.9	EUR	1	6,891	-1,791
26	Wikon Kommunikationstechnik GmbH	Kaiserslautern, Germany	20.0	EUR	1	0	14

Shareholdings of KfW IPEX-Beteiligungsholding GmbH

A. Fully consolidated subsidiaries included in the consolidated financial statements
1	KfW IPEX Bank GmbH	Frankfurt am Main, Germany	100.0	EUR	1	3,105,185	15,635

Shareholdings of KfW Beteiligungsholding GmbH

A. Fully consolidated subsidiaries included in the consolidated financial statements
1	Finanzierungs- und Beratungsgesellschaft mbH	Berlin, Germany	100.0	EUR	1	13,462	11
2	tbg Technologie-Beteiligungsgesellschaft mbH	Bonn, Germany	100.0	EUR	1	178,600	0

B. Subsidiaries not included in the consolidated financial statements
3	ASTRA Grundstücksgesellschaft mbH	Frankfurt am Main, Germany	100.0	EUR	1	59	0

Shareholdings of DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH

A. Other shareholdings (only capital shares totalling at least 20%)
1	Ace Power Pvt. Ltd.	Colombo, Sri Lanka	26.0	LKR	168.43	3,824,156	473,381
2	Acon Latin American Opportunities Fund-A, L.P.	Washington, D.C., USA	40.0	USD	1.3194	41,516	5,151
3	ADP Enterprises W.L.L.	Manama, Bahrain	23.5	BHD	0.49725	4)	4)
4	AGF Latin America LP	London, Great Britain	21.0	USD	1.3194	4)	4)
5	Asia Insurance 1950 Company Ltd.	Bangkok, Thailand	24.6	THB	40.3599	176,227	1,822
6	Banque Nationale de Dévelopement Agricole	Bamako, Mali	21.4	XOF	655.957	17,936,564	4,872,755
7	Banyan Tree Growth Capital	Port Louis, Mauritius	27.0	USD	1.3194	66,760	-2,005
8	Banyan Tree Growth Capital - II LLC	Port Louis, Mauritius	24.6	USD	1.3194	4)	4)
9	Benetex Industries Ltd.	Dhaka, Bangladesh	28.3	BDT	105.25225	-91,615	-272,157
10	Berkeley Energy Wind Mauritius Ltd.	Ebene, Mauritius	20.6	EUR	1	19,464	578
11	Bucharagips AG	Bukhara, Uzbekistan	25.0	UZS	2,615.51	2,128,986	-1,738,490

No.	Name	Place	Capital share in %	CC 1)	Exchange rate EUR 1.00 = CU 2) as at Dec. 31, 2012	Equity in TCU 2) 3)	Net income in TCU 2) 3)
12	Center-Invest Bank	Rostov-on-Don, Russian Federation	22.5	RUB	40.3295	6,686,059	912,176
13	Clean Energy Transition Fund LP.	St. Peter Port, Guernsey	23.1	EUR	1	350	-782
14	Desarrollos Eólicos Maxicanos 2 S.A.	Mexico City, Mexico	20.0	MXN	17.16757	-164	-213
15	Duet Beverage Africa Holdings Ltd.	Tortola, British Virgin Islands	20.9	USD	1.3194	4)	4)
16	Emerging Europe Leasing and Finance (EELF) B.V.	Amsterdam, Netherlands	25.0	EUR	1	16,562	-2,616
17	EMF NEIF I (A) L.P.	Southampton, UK	28.3	USD	1.3194	4)	4)
18	EMX Capital Partners LP	Mexico City, Mexico	39.2	USD	1.3194	3,668	-438
19	Fundo Mútuo de Investimentos em Empresas Emergentes Stratus Fleet	Sao Paulo, Brazil	39.7	BRL	2.70055	29,486	-394
20	Grassroots Business Investors Fund L.P.	Washington, D.C., USA	33.3	USD	1.3194	7,522	-984
21	H&Q Philippine Holdings, Inc.	Manila, Philippines	50.0	PHP	54.078	2,560	-314
22	HaPe International Ningbo Ltd.	Ningbo, China	37.5	CNY	8.2207	95,034	9,181
23	Jade Cargo International Co. Ltd.	Shenzhen, China	24.0	CNY	8.2207	-522,061 5)	149,383 5)
24	Kendall Court Mezzanine (Asia) Bristol Merit Fund L.P.	Cayman Islands	24.4	USD	1.3194	30,608	2,127
25	Knauf Gips Buchara OOO	Bukhara, Uzbekistan	24.9	UZS	2,615.51	29,507,641	-7,029,538
26	Langfang Hess Building Materials Machinery, Co. Ltd.	Langfang, China	40.0	CNY	8.2207	40,243	915
27	Latin Renewables Infrastructure Fund, L.P.	New York, USA	29.6	USD	1.3194	4)	4)
28	Lereko Metier Solafrica Fund I Trust	Johannesburg, South Africa	47.6	ZAR	11.1727	4)	4)
29	Lereko Metier Sustainable Capital Fund	Sandhurst, South Africa	32.5	ZAR	11.1727	4)	4)
30	Mongolia Opportunities Fund I L.P.	Cayman Islands	20.0	USD	1.3194	207	-672
31	OJSC Tourism Promotion Services	Dushanbe, Tajikistan	21.0	TJS	6.2785	72,486	-6,070
32	OOO Gematek	Saint Petersburg, Russ. Federation	28.0	RUB	40.3295	306,000	15,395
33	PCC-DEG Renewables GmbH	Duisburg, Germany	40.0	EUR	1	18,012	192
34	PT Avrist Assurance	Jakarta, Indonesia	23.0	IDR	12.71139	1,972,407,000	245,886,000
35	Russia Partners Technology Fund LP	New York, USA	21.8	USD	1.3194	10,659	-697
36	SAE Towers, LP.	Washington, D.C., USA	26.9	USD	1.3194	6,511	-5

No.	Name	Place	Capital share in %	CC 1)	Exchange rate EUR 1.00 = CU 2) as at Dec. 31, 2012	Equity in TCU 2) 3)	Net income in TCU 2) 3)
37	The SEAF Central and Eastern Europe Growth Fund	Washington, D.C., USA	25.0	USD	1.3194	10,747	-1,781
38	Tirana Airport Partners SHPK	Rinas, Albania	31.7	EUR	1	29,959	10,194
39	Tolstoi Investimentos S.A.	Sao Paulo, Brazil	31.1	BRL	2.70055	71,527	-11,921
40	TOO Isi Gips Inder	Inderborskij, Kazakhstan	40.0	KZT	198.785	1,501,076	176,392
41	TOO Knauf Gips Kaptschagaj GmbH	Kapshagaj, Kazakhstan	40.0	KZT	198.785	9,401,853	1,797,792
42	Tourism Promotion Services Ltd.	Kigali, Rwanda	26.7	RWF	815.11	10,141,216	118,868
43	Wanfeng MotorcycleWheel Co. Ltd.	Xinchang, China	25.0	CNY	8.2207	715,941	164,461
44	Windprojektentwicklung Thailand	Bangkok, Thailand	33.3	THB	40.3599	12,295	-295
45	Worldwide Group Inc.	Charlestown, Saint Kitts and Nevis	32.3	USD	1.3194	18,237	581
46	WPD Energy Vietnam Company Ltd.	Hanoi, Vietnam	30.0	VND	27.48692	-528,001	-371,314

(1)	ISO currency code

(2)	CU = Currency units in local currency; TCU = Thousand Currency Units in local currency

(3)	Financial statements prepared in accordance with local financial reporting framework

(4)	The company is in the start-up phase, no annual financial statements have been prepared yet.

(5)	The company is in liquidation. Last certified annual financial statements as of December 31, 2010.

Reprint of the Auditor’s Report

Based on the final results of our audit we issued the following unqualified auditor’s report dated March 12, 2013.

“Auditor’s Report

We have audited the consolidated financial statements prepared by KfW, Frankfurt am Main, comprising the statement of comprehensive income, statement of financial position, statement of changes in equity, statement of cash flows and the notes to the consolidated financial statements, together with the group management report for the business year from 1 January to 31 December 2012. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § (Article) 315a Abs. (paragraph) 1 HGB [Handelsgesetzbuch “German Commercial Code”] and supplementary provisions of the Law concerning KfW (KfW Law) are the responsibility of KfW’s Executive Board. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB [Handelsgesetzbuch “German Commercial Code”] and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Executive Board, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs, as adopted by the EU and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and supplementary provisions of the KfW Law and give a true and fair view of the net assets, financial position and results of operations of the group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group’s position and suitably presents the opportunities and risks of future development.”

Frankfurt am Main, 12 March, 2013

KPMG AG

Wirtschaftsprüfungsgesellschaft

Mock	Schweitzer
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

THE FEDERAL REPUBLIC OF GERMANY

GENERAL

Area, Location and Population

The Federal Republic is situated in central Europe and comprises an area of approximately 357,000 square kilometers (about 138,000 square miles). Its total population was approximately 81.8 million in 2011. Approximately 16% of the total population is concentrated in metropolitan areas with more than 500,000 inhabitants; the largest of these areas are (in descending order) Berlin, Hamburg, Munich, Cologne and Frankfurt am Main.

Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2012, Tables 1.1.2, 2.1.9; Statistisches Bundesamt, Population, Population by age groups, Germany, Value (https://www.destatis.de/EN/FactsFigures/Indicators/LongTermSeries/Population/lrbev01.html?cms_gtp=150344_list%253D1&https=1).

The following table shows selected key demographic figures for the Federal Republic for 2007 to 2011.

POPULATION

	2011	2010	2009	2008	2007
	(number of persons)
Total population	81,843,743	81,751,602	81,802,257	82,002,356	82,217,837

Age distribution	(percent of total population)
Under 20	18.2	18.4	18.8	19.0	19.4
20-40	24.0	24.2	24.3	24.6	25.0
40-60	31.1	31.1	31.0	30.8	30.3
60-80	21.2	21.0	20.8	20.6	20.5
80 and more	5.4	5.3	5.1	5.0	4.8

Growth rate	(percent change on the previous year)
Total population	0.1	-0.1	-0.2	-0.3	-0.1
Under 20	-1.1	-1.7	-1.8	-1.9	-1.7
20-40	-0.4	-0.7	-1.5	-1.8	-1.8
40-60	0.2	0.2	0.6	1.1	1.6
60-80	1.1	0.9	0.8	0.3	0.3
80 and more	2.2	3.0	2.9	3.4	3.2

Sources: Statistisches Bundesamt, Population, Population by age groups, Germany, Value (https://www.destatis.de/EN/FactsFigures/Indicators/LongTermSeries/Population/lrbev01.html?cms_gtp=150344_list%253D1&https=1); Statistisches Bundesamt, Population, Population by age groups, Germany, Change on the previous year (https://www.destatis.de/EN/FactsFigures/Indicators/LongTermSeries/Population/lrbev01.html?cms_gtp=150344_list%253D2&https=1).

Notwithstanding a small population increase in 2011 due to net immigration, the German population is experiencing a slightly declining trend, due to the gradual aging of its population. These developments are expected to continue and intensify over the next several decades and may result in a downward pressure on Germany’s growth potential in the long term.

Source: Statistisches Bundesamt, Germany’s Population by 2060 – Results of the 12th coordinated population projection (https://www.destatis.de/EN/Publications/Specialized/Population/GermanyPopulation2060.pdf?__blob=publicationFile).

Government

The Federal Republic is a federated republic whose constitution is codified in the Grundgesetz of 1949. The capital of the Federal Republic is Berlin. The Federal Republic consists of 16 federal states (Länder). The Länder have legislative sovereignty over matters not expressly reserved to the legislative, executive and judicial bodies of the Federal Republic.

The Grundgesetz provides for a Federal President (Bundespräsident), two Houses of Parliament (the Bundestag and the Bundesrat, which consists of representatives of the 16 Länder governments), a Chancellor (Bundeskanzler) and a Federal Constitutional Court (Bundesverfassungsgericht). The Chancellor heads the Federal Government (Bundesregierung), consisting of the Chancellor and the Federal Ministers. The Bundespräsident acts as head of state.

General elections for the Bundestag are generally held every four years on the basis of an electoral system of proportional representation. The last general election was held on September 27, 2009. It is expected that the next general election will be held on September 22, 2013.

A political party is not entitled to party representation in the Bundestag unless it receives at least 5% of the votes cast or three direct mandates in a general election. The Chancellor is elected by and is responsible to the Bundestag.

Political Parties

The political parties currently represented in the Bundestag are the Christian Democratic Union (CDU) and its Bavarian sister party, the Christian Social Union (CSU), the Social Democratic Party (SPD), the Free Democratic Party (FDP), the Left-Wing Party (Die Linke., founded in 2007 by the merger of the Left-Wing Party of Democratic Socialism (Linkspartei.PDS) and the party Labor and Social Justice - The Election Alternative (WASG)), and the Greens (Bündnis 90/Die Grünen).

Since 1949, the Federal Republic has been governed by eight Chancellors over 17 electoral periods. The most recent general election, held in September 2009, resulted in a coalition between the Christian Democrats (CDU/CSU) and the Free Democratic Party (FDP), led by Chancellor Ms. Dr Angela Merkel (CDU). Ms. Dr Merkel has been serving as Chancellor since 2005.

Sources: The Federal Returning Officer, Official final result of the 2009 Bundestag election, press release of October 14, 2009 (http://www.bundeswahlleiter.de/en/bundestagswahlen/BTW_BUND_09/presse/75_EndgueltigesErgebnis.html); Growth. Education. Unity. Coalition Agreement between CDU, CSU and FDP (http://www.cdu.de/sites/default/files/media/dokumente/091215-koalitionsvertrag-2009-2013-englisch_0.pdf).

The following table shows the results of the five most recent general elections for the Bundestag.

ELECTION RESULTS TO THE GERMAN BUNDESTAG

	2009 Elections		2005 Elections		2002 Elections		1998 Elections		1994 Elections
	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats

CDU/CSU	33.8	239	35.2	226	38.5	248	35.1	245	41.4	294
SPD	23.0	146	34.2	222	38.5	251	40.9	298	36.4	252
FDP	14.6	93	9.8	61	7.4	47	6.2	43	6.9	47
Die Linke. (1)	11.9	76	8.7	54	4.0	2	5.1	36	4.4	30
Bündnis 90/Die Grünen	10.7	68	8.1	51	8.6	55	6.7	47	7.3	49
Others	6.0	—	3.9	—	3.0	—	5.9	—	3.6	—

Total		622		614		603		669		672

(1)	Results for the Party of Democratic Socialism (PDS) for all elections prior to 2005.

Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2011, Tables 4.3 and 4.6; Statistisches Bundesamt, Statistisches Jahrbuch 2009, Tables 4.3 and 4.6.

International Organizations

In addition to the European Union (“EU”), the Federal Republic is a member of various major multilateral institutions, including the United Nations, the International Monetary Fund (“IMF”), the International Bank for Reconstruction and Development and the International Development Association (“World Bank”), the Council of Europe, the Organization for Economic Cooperation and Development (“OECD”), the West European Union (“WEU”), and the North Atlantic Treaty Organization (“NATO”). In addition, the Federal Republic is a signatory to the General Agreement on Tariffs and Trade (“GATT”) and a member of the World Trade Organization (“WTO”). It is also a shareholder of, among others, the European Investment Bank, the European Bank for Reconstruction and Development, and the European Atomic Energy Community.

The European Union and European Integration

The Federal Republic was a founding member of the European Coal and Steel Community (“ECSC”) in 1951, which later developed into the European Union. Today, the Federal Republic is one of 27 member states of the EU (the “Member States”). On January 1, 2007, Bulgaria and Romania became part of the EU, joining the EU’s previous members Austria, Belgium, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, the Slovak Republic, Slovenia, Spain, Sweden, and the United Kingdom. According to provisional data, the aggregate population of the Member States was approximately 504 million as of January 1, 2012. The EU is still in the process of enlargement. Croatia has been granted accession country status after a successful Croatian referendum in January 2012 and, pending ratification by the Member States’ parliaments will become the twenty-eighth Member State on July 1, 2013. Formal membership negotiations have been opened with Turkey, Iceland and Montenegro. Former Yugoslav Republic of Macedonia and Serbia have been granted candidate status. Albania, Bosnia and Herzegovina, and Kosovo are potential candidates.

Sources: Europa.eu, The history of the European Union (http://europa.eu/about-eu/eu-history/index_en.htm); Europa.eu, 2000-2009: The history of the European Union, Further expansion (http://europa.eu/about-eu/eu-history/2000-2009/index_en.htm); Statistical Office of the European Communities, Total population (http://epp.eurostat.ec.europa.eu/tgm/table.do?tab=table&language=en&pcode=tps00001&tableSelection=1&footnotes=yes&labeling=labels&plugin=1); Europa.eu, Enlargement, Countries preparing to join, Check current status (http://ec.europa.eu/enlargement/countries/check-current-status/index_en.htm); Europa.eu, Countries preparing to join, Croatia (http://ec.europa.eu/enlargement/countries/detailed-country-information/croatia/index_en.htm).

Economic Integration

From its inception, the EU has had the fundamental objective, in line with its predecessors, of economic integration of its Member States. Culminating a long process, a single market that provides for the free movement of goods and services, persons and capital among the Member States was established as of January 1, 1993. The integration of the Member States’ economies and the completion of a single market are also promoted by a European competition policy, which aims at creating a level playing field for Member States’ companies, and promoting economic efficiency, and a European consumer policy. In addition, various liberalization and harmonization measures are being implemented, for example in the telecommunication and energy sectors. In the financial sector, the single market has been fostered by providing for the free movement of capital and the freedom to perform banking services throughout the EU under the “single passport,” which enables financial institutions to provide financial services throughout the EU based on a single license obtained in one Member State. Another important policy area for the EU has been agriculture. Subsidies to this sector make up more than 40% of the EU’s budget. The EU also promotes economic integration with regional aid, which is designed to focus development efforts on certain disadvantaged regions and sections of population of the EU.

The financial framework for the enlarged EU for the period from 2007 until 2013 was formally adopted in May 2006, with an Interinstitutional Agreement (“IIA”) signed by the European Parliament (the “Parliament”), the Council of the European Union (the “Council”) and the European Commission. Among other things, the IIA defines maximum amounts for commitment appropriations, which cover commitments made to spend funds over one or more years in certain expenditure categories. Additionally, the IIA defines an annual maximum amount for payment appropriations, which cover payments made to honor the legal commitments entered into during the current financial year and/or earlier financial years. For the period 2014-2020 a new financial framework is being negotiated. While an agreement was reached among the Member States in February 2013, negotiations with the European Parliament are still ongoing. The 2013 EU budget, which was adopted by the Parliament in December 2012, amounts to EUR 150.9 billion in commitment appropriations and EUR 132.8 billion in payment appropriations. The amount of commitment appropriations corresponds to 1.13% of the EU gross national income, while the amount of payment appropriations corresponds to 0.99% of the EU gross national income.

Sources: Europa.eu, What does the EU do? (http://europa.eu/abc/12lessons/lesson_5/index_en.htm); Europe.eu, The single market (http://europa.eu/abc/12lessons/lesson_6/index_en.htm); European Commission, Banking (http://ec.europa.eu/internal_market/bank/index_en.htm); European Commission, Financial Programming and Budget, Budget in figures, Financial framework 2007-2013 (http://ec.europa.eu/budget/figures/fin_fwk0713/fwk0713_en.cfm#cf07_13); Official Journal of the European Union, Interinstitutional Agreement between the European Parliament, the Council and the Commission on budgetary discipline and sound financial management (2006/C 139/01) (http://eur-lex.europa.eu/LexUriServ/LexUriServ.do?uri=OJ:C:2006:139:0001:0017:EN:PDF); European Commission, Financial Programming and Budget, Budget in figures, 2013 (http://ec.europa.eu/budget/figures/2013/2013_en.cfm).

Monetary Integration

The Federal Republic is a signatory to and has ratified the Treaty on European Union of February 1992 (also known as the “Maastricht Treaty”). The Maastricht Treaty was the basis for the establishment of the European Economic and Monetary Union (“EMU”). The EMU led, in turn, to the adoption of irrevocable conversion rates between the euro and the national currencies of the initial participating Member States on December 31, 1998 and the introduction of the euro as the single European currency in the “euro area” on January 1, 1999. On January 1, 2002, banknotes and coins denominated in euro were introduced as legal tender to replace the national currencies in the 12 Member States forming the euro area at that time (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain). Slovenia, Malta, Cyprus, Slovakia and Estonia subsequently joined the euro area.

The European Central Bank (“ECB”) was established on June 1, 1998, as part of the European System of Central Banks (“ESCB”). According to the Maastricht Treaty, the primary objective of the ESCB is to maintain price stability. Without prejudice to the objective of price stability, the ESCB supports the general economic policies of the EU. See “Monetary and Financial System” for more information on the ECB and ESCB. The Eurosystem, consisting of the ECB and the national central banks of those Member States whose currency is the euro (the “Euro Area Member States”), assumed sole responsibility for the monetary policy in the euro area on January 1, 1999.

Sources: European Union, Treaty on European Union (http://eur-lex.europa.eu/en/treaties/dat/11992M/htm/11992M.html); European Central Bank, Economic and Monetary Union (EMU) (http://www.ecb.int/ecb/history/emu/html/index.en.html); European Central Bank, The first ten years (http://www.ecb.int/ecb/10ann/html/index.en.html).

EU Economic Governance

In light of the challenges posed by the ongoing economic and financial crisis in certain Euro Area Member States, the Member States have taken a series of measures to strengthen economic and budgetary coordination for the EU as a whole and for the euro area in particular. The process is still ongoing. The enhanced and strengthened EU economic governance framework consists of the following main components.

Stability and Growth Pact. To ensure continuous budgetary discipline in the EMU, the Member States established the Stability and Growth Pact (the “SGP”) in 1996. The SGP was enhanced by a package of six legislative acts (the so-called “six-pack”), which entered into force in December 2011. Parts of the six-pack reinforce both the preventive and the corrective arm of the SGP. The preventive arm of the SGP guides Member States towards a country-specific, medium-term budgetary objective, which seeks to ensure the sustainability of public finances. To assess progress towards the medium-term budgetary objective, in addition to the structural budget balance (defined as the cyclically adjusted balance net of one-off and temporary measures), the rules provide for a “expenditure benchmark.” This expenditure benchmark places a cap on the annual growth of public expenditure according to a medium-term rate of gross domestic product (“GDP”) growth. For Member States that have not yet reached their medium-term budgetary objective, the rate of growth of expenditure should be below this reference rate in order to ensure adequate progress. Under the amended SGP, a significant deviation from the medium-term budgetary objective, or from an appropriate adjustment path towards it, can lead to a financial sanction for Euro Area Member States (an interest-bearing deposit of 0.2% of GDP). A sanction is proposed by the European Commission and adopted by reverse qualified majority voting in the Economic and Finance Affairs Council (the “Ecofin Council”), a mechanism which implies that a recommendation or a proposal of the Commission is considered adopted in the Ecofin Council unless a qualified majority of Member States votes against it, thus ensuring more automatic enforcement.

The corrective arm of the SGP consists of the excessive deficit procedure (“EDP”). The EDP is a mechanism established in the EU treaties requiring Member States to keep their general government deficits equal or below 3% of GDP and general government gross debt equal or below (or on a sufficiently downward trend towards) 60% of GDP. Previously, the implementation of the EDP by EU regulations only provided for an EDP to be triggered on the basis of a deficit in excess of 3% of GDP. The six-pack gives effect to the debt criterion, so that an EDP may also be launched on the basis of a debt ratio in excess of 60% of GDP. A Member State may become subject to an EDP even if its deficit is equal or below 3% of GDP if the gap between its debt level and the 60% reference is not reduced on average by 1/20th annually. The EDP provides that the Ecofin Council decides with a qualified majority whether an excessive deficit has been incurred after taking into account all relevant factors that have been agreed upon by Member States as well as the impact of the economic cycle. If it concludes that there is an excessive deficit, the Ecofin Council, based on recommendations by the European Commission, suggests corrective measures aimed at a deficit reduction and then reviews the corrective measures taken by the Member State. Under the amended SGP, financial sanctions for Euro Area Member States are imposed at an earlier stage of the EDP. A non-interest bearing deposit of 0.2% of GDP may be requested from a Euro Area Member State which is placed in an EDP on the basis of its deficit or its debt. Failure of a Euro Area Member State to comply with recommendations for corrective action will result in a fine of 0.2% of GDP. As in the preventive arm of the SGP, these new sanctions will be proposed by the European Commission and adopted by reverse qualified majority voting in the Ecofin Council. Finally, if the Euro Area Member State further fails to take effective action, the sanctions already provided for in the EU treaties can be imposed (as a rule, a fine of up to 0.5% of GDP).

In March 2013, the European Parliament and the EU Council agreed on two further regulations, known as the “two-pack.” These regulations will apply to Euro Area Member States only. The new procedures are designed to complement the SGP and to further improve the budgetary coordination in the euro area. The two-pack introduces a common budgetary timeline and rules for Euro Area Member States, starting with the budget planning process for 2014. Euro Area Member States must publish their draft budgets by October 15 for the following year. The Commission will examine and give an opinion on each draft budget, by November 30 at the latest. If the Commission detects severe non-compliance with the SGP, it will ask the Euro Area Member State to submit a revised plan. The two-pack also strengthens monitoring and surveillance for Euro Area Member States in EDP and for Euro Area Member States threatened with or experiencing serious difficulties regarding their financial stability.

Sources: European Council, Dublin European Council 13 and 14 December 1996 Presidency Conclusion (http://www.consilium.europa.eu/ueDocs/cms_Data/docs/pressData/en/ec/032a0003.htm); Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union (http://eur-lex.europa.eu/JOHtml.do?uri=OJ:C:2010:083:SOM:EN:HTML); European Commission, Economic and Financial Affairs, Economic Governance (http://ec.europa.eu/economy_finance/economic_governance/index_en.htm); European Commission, Economic and Financial Affairs, Economic Governance, Stability and Growth Pact (http://ec.europa.eu/economy_finance/economic_governance/sgp/index_en.htm); Six-pack? Two-pack? Fiscal compact? A short guide to the new EU fiscal governance (http://ec.europa.eu/economy_finance/articles/governance/2012-03-14_six_pack_en.htm); EU Economic governance “Six-Pack” enters into force, press release of December 12, 2011 (http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/11/898); ‘Two-Pack’ completes budgetary surveillance cycle for euro area and further improves economic governance, press release of March 12, 2013 (http://europa.eu/rapid/press-release_MEMO-13-196_en.htm).

Macroeconomic Imbalance Procedure. The economic and financial crisis in the euro area demonstrated a need for strengthened surveillance of the economic policies of the Member States beyond the fiscal field. Accordingly, in 2011 the macroeconomic imbalance procedure (“MIP”) was established as part of the six-pack legislation described above. The aim of the MIP is to identify potential risks early on, prevent the emergence of harmful imbalances and correct the existing excessive imbalances. The preventive arm of the process relies on an early warning system that uses a scoreboard of indicators and in-depth country studies. It allows the European Commission and the Council to adopt recommendations to the Member State affected at an early stage. In cases when excessive macroeconomic imbalances have already arisen, there is a corrective arm according to which an excessive imbalance procedure (“EIP”) may be initiated against a Member State by a Council decision with qualified majority. In this case, the Member State concerned will have to submit a corrective action plan which will be monitored by the European Commission on the basis of regular progress reports submitted by such Member State. In addition, a new enforcement regime has been introduced for Euro Area Member States, which, as a measure of last resort, imposes financial sanctions if the Euro Area Member State repeatedly does not comply with its obligations. The Council is to rely on reverse qualified majority voting to take the decisions leading up to sanctions. The financial sanctions may eventually result in a fine up to 0.1% of GDP.

Sources: European Commission, Economic and Financial Affairs, Economic Governance, Macroeconomic Imbalance Procedure (http://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/index_en.htm); EU Economic governance “Six-Pack” enters into force, press release of December 12, 2011 (http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/11/898).

Treaty on Stability, Coordination and Governance in the EMU. In March 2012, the Heads of State or Government of all Member States, with the exception of the United Kingdom and the Czech Republic, signed the Treaty on Stability, Coordination and Governance in the EMU. On January 1, 2013, this treaty was ratified by twelve Euro Area Member States and entered into force. Its provisions are binding for Euro Area Member States, while the other Member States will only be bound if they adopt the euro, unless they declare their intention to be bound by certain provisions of the treaty at an earlier date. The core set of rules aims at further strengthening fiscal discipline within the euro area and is also known as the “fiscal compact.” The Treaty on Stability, Coordination and Governance in the EMU is not EU law but an entirely new intergovernmental agreement. Therefore, the fiscal compact does not replace the SGP, but is applicable in parallel to the SGP. The fiscal compact requires contracting parties to ensure convergence towards the country-specific medium-term budgetary objectives, as defined in the SGP, with an upper limit of a structural deficit of 0.5% of GDP. In the event of a deviation from this rule, an automatic correction mechanism will be triggered, with escape clauses for exceptional circumstances. These budget rules are to be transposed into national law through provisions of “binding force and permanent character, preferably constitutional” one year after the entry into force of the treaty, i.e., by January 1, 2014 at the latest. If a contracting party does not comply with this obligation, the matter will automatically be brought before the EU Court of Justice. The court’s judgment would be binding, and, in the case of non-compliance with the judgment, could be followed up with a penalty of up to 0.1% of GDP, payable to the European Stability Mechanism (“ESM”) in the case of Euro Area Member States. Moreover, the contracting parties agreed that financial assistance will only be granted under the ESM, if the relevant Member State has ratified the Treaty on Stability, Coordination and Governance in the EMU by March 1, 2013 and transposed the provisions relating to the balanced budget rule into national law within the time frame set in the fiscal compact. For more information, see “—Response to the European Sovereign Debt Crisis—Treaty on the European Stability Mechanism.” Finally, the fiscal compact includes a commitment by Euro Area Member States to adopt the European Commission’s recommendations in the framework of an EDP unless opposed by a qualified majority. In fact, this commitment extends the use of reverse qualified majority voting to all stages of an EDP, even if this is not provided for in the EU treaties and regulations.

Sources: Six-pack? Two-pack? Fiscal compact? A short guide to the new EU fiscal governance (http://ec.europa.eu/economy_finance/articles/governance/2012-03-14_six_pack_en.htm); Fiscal compact signed: Strengthened fiscal discipline and convergence in the euro area, press release of March 2, 2012 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/128454.pdf); European Council, “Fiscal compact” entered into force on 1 January 2013, statement of January 1, 2013 (http://www.european-council.europa.eu/home-page/highlights/fiscal-compact-enters-into-force-on-1-january-2013?lang=en); Bundesregierung, Ein Vertrag für mehr Stabilität in der Wirtschafts- und Währungsunion, press release of March 7, 2012 (http://www.bundesregierung.de/Content/DE/Artikel/2012/03/2012-03-07-kabinett-fiskalvertrag.html).

Response to the European Sovereign Debt Crisis

Temporary Financial Backstop Mechanism. In May 2010, the Council of the European Union and the Member States decided to set up a temporary stability mechanism to preserve the stability of the euro area by providing temporary financial assistance to Euro Area Member States if needed. One part of the mechanism consists of a new community instrument (the

European Financial Stabilisation Mechanism, or “EFSM”) of up to EUR 60 billion. In addition, the Euro Area Member States established the European Financial Stability Facility (“EFSF”). This special purpose vehicle has a lending capacity of EUR 440 billion backed by guarantees extended by the Euro Area Member States for the purpose of on-lending to Euro Area Member States in financial difficulties, subject to conditions which are to be negotiated with the European Commission together with the ECB and the IMF and to be approved by the euro area finance ministers. The IMF participates in financing arrangements with up to EUR 250 billion. The EFSF has been operational since August 2010 and commenced refinancing activities at the beginning of 2011 through EFSF SA, a Luxembourg-registered company owned by the Euro Area Member States.

In mid-2011, the Heads of State or Government agreed to increase the EFSF’s guarantee commitments from EUR 440 billion to EUR 780 billion in order to safeguard the intended effective lending capacity of EUR 440 billion and to increase its scope of activity, by announcing additional measures designed to alleviate the Greek debt crisis and the stability of the euro area as a whole. In order to fulfill its mission, the EFSF has since then not only been authorized to provide loans to Euro Area Member States in financial difficulties, but also to intervene in the primary and secondary debt markets, to provide credit lines to non-program countries within the framework of an EFSF precautionary program and to finance recapitalizations of financial institutions through loans to governments including in non-program countries. These amendments to the EFSF framework entered into force in October 2011.

In November 2011, the economics and finance ministers of the euro area agreed on two models to optimize available resources of the EFSF and adopted corresponding guidelines. Under the first option, the EFSF would provide partial risk protection to newly issued bonds of a Euro Area Member State. The second option aims at the creation of one or more co-investment funds which would allow a combination of public and private funding. A co-investment fund would provide funding for interventions in the primary and secondary debt markets. As of May 8, 2013, no co-investment fund has been established.

The Federal Republic has committed guarantees of approximately EUR 211 billion to the EFSF in accordance with its share in the paid-up capital of ECB. Accordingly, the Federal Republic contributes approximately 29% of the guarantees provided by Euro Area Member States, excluding the Euro Area Member States which are receiving financial support (Ireland, Portugal, Greece and, since April 2013, Cyprus). As of the end of March 2013, the EFSF had outstanding bonds and bills of approximately EUR 157 billion. The EFSF has been created as a temporary institution (i.e., after June 2013, the EFSF would not enter into any new programs but will continue the management and repayment of any outstanding debt and will cease operations once all outstanding debt has been repaid).

Sources: EFSF FAQ Update as of January 21, 2013 (http://www.efsf.europa.eu/attachments/faq_en.pdf); European Commission, Economic and Financial Affairs, European Financial Stability Support (http://ec.europa.eu/economy_finance/european_stabilisation_actions/index_en.htm); European Commission, Economic and Financial Affairs, European Financial Stabilisation Mechanism (EFSM) (http://ec.europa.eu/economy_finance/eu_borrower/efsm/index_en.htm); European Commission, Economic and Financial Affairs, European Financial Stability Facility (EFSF) (http://ec.europa.eu/economy_finance/european_stabilisation_actions/efsf/index_en.htm); EFSF, Investor Relations, Transactions (http://www.efsf.europa.eu/investor_relations/issues/index.htm).

Treaty on the European Stability Mechanism. In February 2012, the Euro Area Member States signed the revised treaty on the European Stability Mechanism (“ESM”). The ESM treaty entered into force on September 27, 2012 and the ESM was inaugurated on October 8, 2012 following ratification by all 17 Euro Area Member States.

The ESM has been designed as a permanent stability mechanism that assumes the tasks fulfilled by the EFSF and the EFSM and is established as an intergovernmental organization under public international law. The ESM has an effective lending capacity of EUR 500 billion backed by total subscribed capital of EUR 700 billion. Of this amount, EUR 80 billion are in the form of paid-in capital provided by the Euro Area Member States and EUR 620 billion in the form of callable capital committed by Euro Area Member States. The payment of paid-in shares is made in five installments of EUR 16 billion each. Two installments were already paid, one in October 2012 and one in April 2013. One more tranche will be paid in October 2013 and the final tranche in April 2014. The contribution of each Euro Area Member State is based on the paid-in capital for the ECB. On this basis, the Federal Republic’s contribution amounts to approximately 27% of the aggregate contributions to the ESM. The Federal Republic contributes a total of paid-in capital in an amount of approximately EUR 22 billion to the ESM.

The ESM’s purpose is to provide financial assistance to Euro Area Member States experiencing or threatened by severe financing problems, if such assistance is deemed essential to safeguard financial stability in the euro area as a whole. The ESM is allowed to use the range of instruments that has been put in place for the EFSF. In addition to loans to beneficiary Euro Area Member States, the ESM can provide precautionary financial assistance as well as loans to Euro Area Member States for the recapitalization of financial institutions. It is also authorized to purchase bonds of beneficiary Euro Area Member States in the primary and secondary markets. Financial support is subject to strict economic policy conditionality.

Furthermore, parallel to the Treaty on Stability, Coordination and Governance in the EMU, the contracting parties stated in the ESM treaty that as of March 1, 2013, only Euro Area Member States that have ratified the fiscal compact and have implemented the balanced budget rule as specified in the fiscal compact within the agreed time line (one year after entry into force) are eligible for financial support from the ESM. Financial assistance from the ESM is activated upon a Euro Area Member State’s request. Once such a request is made, active participation of the IMF will be sought. The ESM’s rules provide for case-by-case participation of private sector creditors, consistent with IMF policies. In order to facilitate this process, standardized and identical collective action clauses are included in the terms and conditions of all new euro area government bonds with a maturity of more than one year, as of January 1, 2013. ESM loans enjoy preferred creditor status in a similar fashion to those extended by the IMF, while accepting preferred creditor status of the IMF over the ESM, except in the case of countries which were beneficiaries under a European financial assistance program before the ESM treaty entered into force.

In principle, decisions under the ESM are taken by mutual agreement. However, the ESM treaty provides for an emergency voting rule. In the event that the European Commission and the ECB conclude that an urgent decision related to financial assistance is needed because the financial and economic sustainability of the euro area is threatened, the mutual agreement rule is replaced by a qualified majority of 85%. Given its voting rights of approximately 27%, the Federal Republic may veto any decision even under the emergency voting rule.

The ESM will be the main instrument to finance new programs. The EFSF is envisaged to remain active only in the financing programs that started before the ESM Treaty was signed (Greece, Ireland, Portugal). However, for a transitional period until mid-2013, the EFSF may engage in new programs in order to ensure a full fresh lending capacity of EUR 500 billion. The joint lending capacity of EFSF/ESM is limited to EUR 700 billion.

Sources: European Council, Factsheet on the Treaty establishing the European Stability Mechanism, dated February 2, 2012 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/127788.pdf); European Council, Treaty establishing the European Stability Mechanism, dated February 2, 2012 (http://www.european-council.europa.eu/media/582311/05-tesm2.en12.pdf); ESM FAQ as of March 15, 2013 (http://www.esm.europa.eu/pdf/FAQ%20ESM%2015032013.pdf).

Financial Assistance to Euro Area Member States

Greece. After Greece had experienced serious difficulties in accessing the financial markets to obtain new borrowings to cover its substantial financing needs in the first months of 2010, the Euro Area Member States concluded that the stability of the euro area as a whole was threatened and agreed to help Greece meet its financing needs. In May 2010, the Euro Area Member States agreed to provide Greece with stability support in the form of pooled bilateral loans of up to EUR 80 billion, parallel to a loan facility provided by the IMF of up to EUR 30 billion. The amounts under the so-called Greek Loan Facility were planned to be disbursed over the period May 2010 through June 2013. The Federal Republic committed to contribute up to approximately EUR 22.3 billion, which was to be extended by KfW on behalf of the Federal Republic. As of December 2011, a total amount of EUR 73 billion had been disbursed under the first such loan facility, of which approximately EUR 53 billion was provided by Euro Area Member States and EUR 20 billion by the IMF.

In July 2011, the Heads of State or Government of the euro area and EU institutions agreed to support a new program for Greece and, together with the IMF and the voluntary contribution of the private sector, fully cover the financing gap. A sufficient majority of private sector creditors accepted the voluntary exchange of Greek debt in early March 2012. Of a total of EUR 205.6 billion in bonds eligible for the exchange offer, approximately EUR 197 billion, or 95.7%, had been exchanged. Accordingly, in mid-March 2012, the Euro Area Member States formally approved a second adjustment program for Greece. Under the second program, the EFSF and the IMF have committed the undisbursed amounts of the first program plus an additional EUR 130 billion for the years 2012 to 2014. The EFSF has committed an overall amount of EUR 144.7 billion (including the already committed or disbursed amounts for the involvement of private sector creditors and bank recapitalization) for the years 2012 to 2014, while the IMF has committed to contribute EUR 28 billion over the course of a four-year period.

In fall 2012, the outlook for the sustainability of Greek government debt had worsened compared to March 2012 when the second program was concluded, mainly on account of a deteriorated macro-economic situation and delays in program implementation caused by two elections rounds. Against this background, in November 2012 the euro area finance ministers and the IMF agreed to extend the fiscal adjustment path by two years and on a package of measures aimed at reducing Greece’s debt to 124% of GDP by 2020. In parallel, Greece carried out a successful public debt buy-back tender process, which is expected to reduce debt by 9 1/2% of GDP by 2020. In December 2012, the Euro Area Member States formally approved the second disbursement under the second economic adjustment program for Greece. As of the end of March 2013, total EU/IMF funding to Greece within the framework of the second program amounted to approximately EUR 125 billion. In mid-May 2013, following the conclusion of the second review of the second program, the Eurogroup recommended approval of the next installment. This installment amounts to EUR 7.5 billion. It is expected to be paid out in two tranches in May 2013 and June 2013.

Sources: European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Greece (http://ec.europa.eu/economy_finance/assistance_eu_ms/greek_loan_facility/index_en.htm); Council of the European Union, Statement by the heads of state or government of the euro area and EU institutions, dated July 21, 2011 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/123978.pdf); Occasional Papers No. 123, December 2012, The Second Economic Adjustment Programme for Greece, First Review - December 2012 (http://ec.europa.eu/economy_finance/publications/occasional_paper/2012/pdf/ocp123_en.pdf); Eurogroup Statement on Greece, press release dated May 13, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/137092.pdf) .

Ireland. The first Euro Area Member State to receive support by the EFSM and EFSF was Ireland. The financial assistance, which was agreed upon in December 2010 and is being provided subject to compliance with the economic adjustment program, consists of financial support of EUR 85 billion, including EUR 22.5 billion financed through the EFSM, EUR 17.7 billion through the EFSF, EUR 22.5 billion through the IMF, and EUR 4.8 billion through bilateral loans from the United Kingdom, Denmark and Sweden. The remaining EUR 17.5 billion is being financed by the Irish Treasury cash buffer and investments of the Irish National Pension Reserve Fund. In April 2013, the European Commission announced the completion of the ninth review of the financial assistance program for Ireland. It concluded that program implementation by Ireland remains strong contributing to substantial improvements in market access and conditions for the sovereign, which enabled the disbursement of the next tranche, bringing total EU/IMF funding to Ireland to around EUR 60 billion. The financial assistance program is expected to cover financing needs until the second half of 2013, although Ireland has already re-entered the financial markets. The government raised EUR 2.5 billion in January 2013 by reopening a 2017 bond and EUR 5 billion in March 2013 through the sale of a new 10-year bond. Ireland plans to issue a total of around EUR 10 billion in long-term bonds during 2013.

Portugal. In early April 2011, the Portuguese Republic officially applied for support under the financial support mechanisms. Euro area, EU and IMF financial support is provided for the 2011 to mid-2014 period on the basis of an agreement on an economic adjustment program which was negotiated between the Portuguese authorities and officials from the European Commission, the IMF and the ECB in May 2011. The total financial support to be provided amounts to EUR 78 billion, of which the EU has pledged EUR 52 billion and the IMF approximately EUR 26 billion. In the course of the seventh review mission in March 2013, the European Commission, the ECB and the IMF announced that program implementation remained broadly on track, given the difficult economic conditions and, provided the authorities continue with strict program implementation, the Euro Area Member States have declared they stand ready to support Portugal until market access is regained. The formal completion of the seventh review, which is expected for June 2013, will likely enable the disbursement of the next tranche bringing total EU/IMF funding to Portugal to around EUR 65 billion. The financial assistance program is expected to cover financing needs through the second half of 2014, although Portugal has already re-entered the financial markets. The government raised EUR 2.5 billion in January 2013 by reopening a 2017 bond and EUR 3 billion in May 2013 through the sale of a new 10-year bond.

To support Ireland’s and Portugal’s efforts to regain full market access and successfully exit their programs, Eurogroup and Ecofin Ministers agreed in April 2013 on an extension of EFSF and EFSM maturities by seven years for both countries. The agreement in principle is subject to successful completion of the ninth review of the Irish adjustment program and the seventh review of the Portuguese program. Ireland has already met the condition for the extension with the successful completion of its review.

Sources: Council agrees on joint EU-IMF financial assistance package for Ireland, December 7, 2010 (http://ec.europa.eu/economy_finance/articles/eu_economic_situation/2010-12-01-financial-assistance-ireland_en.htm); European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Ireland (http://ec.europa.eu/economy_finance/assistance_eu_ms/ireland/index_en.htm); Commission concludes ninth review of Irish programme, press release dated April 22, 2013 (http://europa.eu/rapid/press-release_MEMO-13-361_en.htm); Occasional Papers No. 131, April 2013, Economic Adjustment Programme for Ireland, Winter 2012 Review (http://ec.europa.eu/economy_finance/publications/occasional_paper/2013/pdf/ocp131_en.pdf); European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States,, Portugal (http://ec.europa.eu/economy_finance/assistance_eu_ms/portugal/index_en.htm); Statement by the EC, ECB, and IMF on the Seventh Review Mission to Portugal, press release dated March 15, 2013 (http://europa.eu/rapid/press-release_MEMO-13-226_en.htm); Occasional Papers No. 124, The Economic Adjustment Programme for Portugal, Sixth Review - Autumn 2012 (http://ec.europa.eu/economy_finance/publications/occasional_paper/2012/pdf/ocp124_en.pdf);.Republic of Portugal, EUR 2.5 bn OT Syndicated Tap due 16 October 2017, press release dated January 23, 2013 (http://www.igcp.pt/fotos/editor2/2013/Instrumentos_de_Davida_OT_Series_Vivas/Portugal_October_2017_OT_Syndicated_Tap_Jan_2013_Press_Points.pdf); Republic of Portugal, €3 billion 5.65% OT due 15 February 2024, press release dated May 7, 2013 (http://www.igcp.pt/fotos/editor2/2013/Instrumentos_de_Davida_OT_Series_Vivas/Republic_of_Portugal_10_year_OT_Press_Release.pdf); Statement by the Eurogroup and Ecofin Ministers, press release dated April 12, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/136772.pdf).

Spain. In June 2012, the Spanish government requested financial assistance for the recapitalization of financial institutions from the Euro Area Member States. In July 2012, ministers of the Euro Area Member States agreed to grant such financial assistance of up to EUR 100 billion which is designed to cover the estimated shortfall in capital requirements along with an additional safety margin. Ministers of the Euro Area Member States agreed that the Fund for Orderly Bank Restructuring, acting as agent of the Spanish government, receives the funds and directs them to the financial institutions concerned. The financial assistance is accompanied by policy conditionality focused on the banking sector. The conditionality consists of bank-specific measures, including in-depth bank restructuring plans in line with EU state aid rules and sector-wide structural reforms that embrace segregation of problematic assets.

Reforms concerning the governance, supervision and regulation of the financial sector are also to be implemented. The assistance was initially financed by the EFSF and then transferred to the ESM (without applying seniority status). Loan maturities are up to 15 years with an average of 12 1/2 years. As of the end of March 2013, the ESM has disbursed approximately EUR 41 billion to Spain. In February 2013, the European Commission and the ECB announced the results of the second review mission. They concluded that program implementation remained on track and emphasized that the adoption of restructuring plans, the recapitalization or imminent recapitalization of the State-aided banks, the establishment of, and transfer of assets to, SAREB (Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, the new asset management company) have led to the stabilization of banking sector conditions.

Sources: European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Spain (http://ec.europa.eu/economy_finance/assistance_eu_ms/spain/index_en.htm);ESM, Financial Assistance, Spain (http://ec.europa.eu/economy_finance/assistance_eu_ms/spain/index_en.htm); Statement by the EC and the ECB following the conclusion of the second review of the financial assistance programme for Spain, press release dated February 4,2013 (http://europa.eu/rapid/press-release_MEMO-13-58_en.htm).

Cyprus. In March 2013, the EU, the ECB, the IMF and Cypriot authorities reached an agreement on the key elements necessary for a future macroeconomic adjustment program, including a combined financing package of up to EUR 10 billion designed to help Cyprus cover its financing needs. The Cypriot authorities agreed to split the Cyprus Popular Bank (also known as “Laiki”) into a good bank and a bad bank and to merge the good bank with the Bank of Cyprus. Laiki’s equity shareholders, bond holders and depositors with deposits of more than EUR 100,000 will be required to make a contribution in this process. In addition, deposits with the Bank of Cyprus that exceed EUR 100,000 will be frozen until a recapitalization of the Bank of Cyprus has been effected, and may subsequently be subject to appropriate conditions. In April 2013, the ESM Board of Governors approved the financial assistance facility agreement granting stability support to Cyprus. The first tranche of the financial assistance payments is split in two separate disbursements: the first disbursement of EUR 2 billion was made in mid-May 2013, and the second disbursement of up to EUR 1 billion is expected to be made before the end of June 2013. In mid-May 2013, the IMF also approved its EUR 1 billion arrangement for Cyprus in support of the authorities’ economic adjustment program, which allows for the immediate disbursement of approximately EUR 86 million.

Sources: Eurogroup Statement on Cyprus, press release dated March 25, 2013 (http://www.eurozone.europa.eu/newsroom/news/2013/03/eg-statement-cyprus-25-03-13/); IMF Reaches Staff-Level Agreement with Cyprus on a €1 Billion Extended Fund Facility Arrangement, Press Release No.13/103, April 3, 2013 (http://www.imf.org/external/np/sec/pr/2013/pr13103.htm); ESM Board of Governors grants stability support to Cyprus, press release dated April 24, 2013 (http://www.esm.europa.eu/pdf/ESM%20Press%20Release%20ESM%20Board%20of%20Governors%20grants%20stability%20support%20to%20Cyprus1.pdf); ESM disburses the first tranche of financial assistance to Cyprus, press release dated May 13, 2013 (http://www.esm.europa.eu/pdf/ESM%20Press%20Release%20ESM%20disburses%20the%20first%20tranche%20of%20financial%20assistance%20to%20Cyprus.pdf); International Monetary Fund, IMF Executive Board Approves €1 Billion Arrangement Under Extended Fund Facility for Cyprus, press release dated May 15, 2013 (http://www.imf.org/external/np/sec/pr/2013/pr13175.htm).

Political Integration

The EU’s three main institutions are the Council (representing the governments of the Member States), the Parliament (elected by and representing the citizens of the Member States) and the European Commission (the executive body of the EU). In order to ensure that the decision-making process within the EU’s institutions continues to work effectively, the European Convention was formed in 2001. Its goal was to draft a European constitution that would set out the powers and responsibilities of the institutions and the decision-making process, thus enabling the EU to cope with its main challenges in the mid-term future, the enlargement of the EU and the increased involvement of EU citizens, by introducing more direct democratic processes and transparency into the governance of the EU. The European constitution was signed by the Heads of State or Government and the foreign ministers in October 2004; it was required to be ratified by all Member States as a precondition to its entry into force. After the failure of referendums on ratification held in France and the Netherlands, the European Council in June 2005 decided to enter a period of reflection on the process of reforming the EU institutions. In June 2007, the European Council decided to convene an Intergovernmental Conference to draft a new EU treaty. The treaty, which was signed by the Heads of State or Government and the foreign ministers in Lisbon in December 2007 (the “Treaty of Lisbon”), largely reflects the institutional reforms embodied in the constitution, while modifying or leaving out certain controversial topics. It entered into force on December 1, 2009.

Sources: Europa.eu, How does the EU work?, Europe in 12 lessons: Lesson 4 (http://europa.eu/abc/12lessons/lesson_4/index_en.htm); Europa.eu, Summaries of legislation, a constitution for Europe (http://europa.eu/scadplus/constitution/introduction_en.htm); European Council, Declaration by the Heads of State or Government of the Member States of the European Union, June 18, 2005 (http://europa.eu/rapid/pressReleasesAction.do?reference=DOC/05/3&format=HTML&aged=0&language=EN&guiLanguage=en); European Council, The Brussels European Council—June 21 and 22, 2007 (http://europa.eu/legislation_summaries/other/constitution_european_council_2007_en.htm); Europa.eu, Treaty of Lisbon: The treaty at a glance (http://europa.eu/lisbon_treaty/glance/index_en.htm); Europa.eu, Treaty of Lisbon (http://europa.eu/lisbon_treaty/index_en.htm).

Statistical Disclosure Standards of the International Monetary Fund

The Federal Republic currently meets the Special Data Dissemination Standard (“SDDS”) of the IMF relating to coverage, periodicity and timeliness of economic data. Although subscription by member countries to the SDDS is voluntary, it carries a commitment requiring members to observe the standard and to provide certain information to the IMF about their practices in disseminating economic and financial data.

THE ECONOMY

Overview

Since 1945, the Federal Republic’s economic system has developed into a social market economy, combining the free initiative of the individual with progressive social principles. The Grundgesetz guarantees freedom of private enterprise and private property, provided that these basic rights are not exercised against the public good. The state mainly has a regulatory function in the market economy, setting the general framework of conditions within which market processes take place. State intervention in price setting is limited to a very small number of industries.

Key Economic Figures

The German economy is one of the world’s largest economies. In 2012, the GDP of Germany expressed at current prices was EUR 2,643.9 billion, compared to EUR 2,592.6 billion in 2011, which represents an increase of 2.0%. GDP adjusted for price effects rose by 0.7% compared to 2011, and exceeded the 1991 level by 31.7%. 1991 represents the first full year after German reunification on October 3, 1990. The growth in GDP since 1991 has been largely driven by productivity gains, as price-adjusted GDP per employee has risen by 22.5% since 1991. In calculating price-adjusted GDP, the Federal Statistical Office uses a chain index based on the previous year’s prices. In 2012, GDP per capita at current prices was EUR 32,276, while GDP per employee at current prices was EUR 63,535.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2012 (März 2013), Tables 2.1.1 and 2.1.4.

As in many advanced economies, the services sector of the Federal Republic has become the largest contributor to GDP (in terms of gross value added). In 2012, services accounted for 68.5% of gross value added, measured at current prices compared to 62.5% in 1991. The two most important subsectors were “trade, transport, accommodation and food services,” accounting for 16.0% in 2012, compared to 16.3% in 1991, and “public services, education, health,” accounting for 18.0% of gross value added in 2012, compared to 15.9% in 1991. The production sector (excluding construction) generated 26.0% of gross value added compared to 30.2% in 1991. Construction contributed 4.5% to gross value added in 2012, compared to 6.1% in 1991, and agriculture, forestry and fishing accounted for 1.0% of gross value added in 2012, compared to 1.2% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2012 (März 2013), Table 2.2.1.

In 2012, private final consumption expenditure totaled 57.6% of GDP in current prices, gross capital formation amounted to 17.2%, and government final consumption expenditure equaled 19.5%. Exports and imports of goods and services accounted for 51.5% and 45.8% of GDP at current prices, respectively. The trade balance (according to national accounts) thus showed a surplus equal to 5.7% of GDP in 2012. The share of the use components in GDP was similar in 2011.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2012 (März 2013), Table 2.3.1.

In 2012, price-adjusted GDP rose by 0.7% compared to 2011. The GDP adjusted for price and calendar effects increased by 0.9% compared to 2011. Net exports contributed 1.0 percentage points to economic growth in 2012. This was due to an increase in exports by 3.7%, compared to an increase of 7.8% in 2011, while imports rose by 1.8% on a price-adjusted basis, compared to an increase of 7.4% in 2011. Gross fixed capital formation in machinery and equipment decreased in 2012 by 4.8% compared to a 7.0% increase in 2011, in price-adjusted terms, and gross fixed capital formation in construction declined by 1.5%. Final consumption expenditure of general government rose by 1.4% in 2012 upon price adjustment, and final consumption expenditure of households rose by 0.7% on a price-adjusted basis compared to 2011.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2012 (März 2013), Tables 2.1.1, 2.3.2, 2.3.5 and 2.3.10.

The annual average rate of registered unemployment (as computed under the “national definition” of the Federal Employment Agency) declined slightly from 7.1% in 2011 to 6.8% in 2012. Based on the internationally comparable method of calculation promulgated by the International Labour Organization (“ILO”), which is referred to as the “ILO definition,” the annual average unemployment rate decreased from 5.7% in 2011 to 5.3% in 2012. For an explanation of the differences between the national definition and the ILO definition, see “—Employment and Labor.” Inflation as measured by the percentage increase in the national consumer price index (“CPI”) decreased slightly to 2.0% in 2012, compared to 2.1% in 2011. Excluding energy prices, the index rose by only 1.5%. General government gross debt stood at EUR 2,166.3 billion at year-end 2012, compared to EUR 2,085.2 billion at year-end 2011.

Sources: Bundesagentur für Arbeit, Monatsbericht März 2013, Table 5.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (März 2013), Table 2.1.12; Statistisches Bundesamt, Fachserie 17, Reihe 7 - Februar 2013, Table 1.1 and 1.2; Deutsche Bundesbank, Monatsbericht April 2013, Table IX.1.

The following table shows selected key economic figures for the Federal Republic for each of the years indicated.

KEY ECONOMIC FIGURES

	2012	2011	2010	2009	2008
	(EUR in billions, unless otherwise indicated)
GDP - at current prices	2,643.9	2,592.6	2,496.2	2,374.5	2,473.8
(change from previous year in %)	2.0	3.9	5.1	-4.0	1.9
GDP - price-adjusted, chain-linked index (2005=100), not adjusted for calendar effects	110.9	110.2	107.0	102.7	108.3
(change from previous year in %)	0.7	3.0	4.2	-5.1	1.1
GDP - price-adjusted, chain-linked index (2005=100), adjusted for calendar effects	111.0	110.1	106.8	102.6	108.1
(change from previous year in %)	0.9	3.1	4.0	-5.1	0.8
Unemployment rate (ILO definition) (in %) (1)	5.3	5.7	6.8	7.4	7.2
Rate of inflation (year-to-year change in consumer price index (CPI) in %)	2.0	2.1	1.1	0.3	2.6
Balance of payments - current account	185.4	161.2	156.0	141.5	153.6
General government gross debt (2)	2,166.3	2,085.2	2,056.1	1,768.9	1,652.6

(1)	Unemployed persons, available and seeking work.

(2)	Definition according to Maastricht Treaty.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 - 4. Vierteljahr 2012 (February 2013), Tables 1.1 and 1.10; Statistisches Bundesamt, Verbraucherpreise, Verbraucherpreisindex für Deutschland, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/VerbraucherpreiseKategorien.html?cms_gtp=145114_list%253D2%2526145110_slot%253D2&https=1); Deutsche Bundesbank, Monatsbericht April 2013, Tables IX.1 and XI.2.

Economic Outlook

Mainly due to deteriorating global economic conditions since the second half of 2011 and increased uncertainty arising from the European sovereign debt crisis, the German economy experienced a slowdown during 2012. In the last quarter of 2012, German GDP decreased by 0.6% compared to the third quarter of 2012. Since then, however, the economic environment both globally and in the euro area appears to be stabilizing. The competitiveness of German industry is relatively high. Employment has remained robust during the slowdown. In its forecast published in April 2013, the Federal Government projected that GDP in Germany will grow by 0.5% in 2013, with private consumption growing by 0.6% (all growth rates are in price-adjusted terms). Exports and imports are expected to increase by 1.6% and 2.2%, respectively, compared to 2012. Gross fixed capital formation is projected to decrease slightly by 0.2% in 2013. Investment in machinery and equipment is forecast to decrease by 2.2%, while the sub-category construction is predicted to increase by 0.7% and other investment by 3.7%. Government final consumption expenditure is forecast to increase by 1.4%. Growth is expected to be driven basically exclusively by domestic demand. The Federal Government expects that employment will increase to approximately 41.8 million persons on average in 2013, accounting for an increase of approximately 200,000 employed persons in 2013 compared to 2012. The registered unemployment rate (Arbeitslosenquote) is expected to remain stable at 6.8%.

Sources: Bundesministerium für Wirtschaft und Technologie, „Bundesminister Rösler: 2013 wird ein gutes Jahr” press release of April 25, 2013 (http://www.bmwi.de/DE/Presse/pressemitteilungen,did=572796.html)Bundesministerium für Wirtschaft und Technologie, 2013 Annual Economic Report, (http://www.bmwi.de/English/Redaktion/Pdf/2013-annual-economic-report-competitiveness-_20key-to-growth,property=pdf,bereich=bmwi,sprache=en,rwb=true.pdf).

Economic Policy

General

The Federal Government’s foremost economic policy objectives are to further strengthen the forces for economic growth, competitiveness and employment. Growth-enhancing structural reforms, fiscal consolidation, and public investment spending geared towards safeguarding Germany’s growth potential in the future, are the key elements of the Federal Government’s economic policy approach.

The German economy remains competitive, and despite increasing burdens as well as external and internal risks, the Federal Government expects German economic growth to remain robust. Employment and GDP in Germany increased on an annual average basis from 2010 to 2012. However, the quarterly growth rates decreased steadily over the course of 2012. In addition to a tangible slowdown in the world economy and the ongoing recession in the euro area as a whole, a further cause of the weak performance at the end of 2012 was the uncertainty resulting from the high level of debt in the advanced economies, which, together with the aforementioned reasons, severely affected the propensity of German firms to invest in Germany. In 2012, a record level of employment was reached, with 41.6 million persons employed. For more information on recent economic developments, see “—Key Economic Figures.”

Sources: Bundesministerium für Wirtschaft und Technologie, 2013 Annual Economic Report (http://www.bmwi.de/English/Redaktion/Pdf/2013-annual-economic-report-competitiveness-_20key-to-growth,property=pdf,bereich=bmwi,sprache=en,rwb=true.pdf); Growth. Education. Unity. Coalition Agreement between CDU, CSU and FDP (http://www.cdu.de/sites/default/files/media/dokumente/091215-koalitionsvertrag-2009-2013-englisch_0.pdf).

Current Policy Initiatives

Following the economic and financial crisis-related government interventions of 2009 and 2010, the objectives of economic policy shifted during 2011 and 2012 to restoring the balance between government and markets in order to strengthen domestic growth drivers in the long term and thereby secure future prosperity. To this end, government measures to overcome the crisis have been successively phased out.

Since that time, financial and economic policy again has been focused on consolidation and structural reforms. Spending discipline positions Germany to reduce public deficits and the public expenditure in relation to GDP. Financial scope available has been used to reduce current tax and social security contribution burdens. Financial market regulation has been improved. Action has been taken to tackle skills shortages and challenges resulting from demographic change as well as to reform the energy sector. Furthermore, the Federal Government is improving the rules on competition and is making the stability-rules at European level more binding. At the same time, the government is investing in the future: it is strengthening the innovative capacities of German enterprises by improving the policy environment, and placing a priority on education and research.

The Federal Government has started the consolidation of public finances, in order to adhere both to the requirements stipulated by the constitutional balanced budget rule (the so-called “debt brake” (Schuldenbremse)), as well as to the European frameworks such as the SGP and the fiscal compact. For further details on the budget surveillance procedures, see “General—The European Union and European Integration—EU Economic Governance.” This process involves limiting government spending, reducing subsidies and placing a continued priority on funding for education and research. The financial budget targets until 2017 adopted by the Federal Government reflect this shift in fiscal policy. They seek to achieve structural consolidation that strengthens the growth potential and enhances confidence in the stability of the euro. In 2012, the general government balance posted a slight surplus of 0.2% of nominal GDP (for further information on the Federal Republic’s fiscal situation and prospects, see “Public Finance—Germany’s General Government Deficit/Surplus, the General Government Gross Debt and the Excessive Deficit Procedure”).

Properly functioning financial markets support long-term growth potential. As financial markets have continued to stabilize, the key task is to overcome structural deficiencies (e.g., moral hazard problems) that the crisis exposed in the German and international financial systems. The objective of the Federal Government’s reform agenda is to bolster the resilience of financial institutions and the overall financial system with a number of different measures at both the national and EU level. Among other things, the Federal Government wants to ensure that the financing of companies, projects and investments is not hampered by the implementation of Basel III. As a consequence of the developments in the euro area, the Federal Government reopened the German Financial Market Stabilization Fund (Sonderfonds Finanzmarktstabilisierung) for new applications (for further information on the Federal Republic’s policy responses in order to improve the functioning of financial markets, see “Monetary and Financial System—Policy Responses to the Global Economic and Financial Crisis—Policy Responses by the Federal Republic”).

Demographic changes are expected to have a significant impact on the future German growth potential. Consequently, the Federal Government’s policies are geared toward increasing the labor force participation of women and older people in particular, as well as low-skilled workers and individuals with an immigrant background. To further reduce structural unemployment in Germany, the Federal Government is observing the existing incentive structures and, if necessary, intends to modify them in order to further improve the functioning of the labor market.

Well-trained, highly skilled workers are an important factor for the competitiveness of the German economy. For this reason, the Federal Government adopted the Plan to Secure Specialized Staff (Konzept Fachkräftesicherung) in June 2011. It is committed to improving the quality and breadth of education and training, and to enabling people at every stage of life to participate comprehensively in education and training programs. In order to successfully counteract the impending shortage of skilled workers, the Federal Government primarily intends to harness the untapped potential of its domestic workforce, while also considering measures to attract qualified foreign specialists to Germany. The Federal Government realigned its immigration policy in 2012 with the Act to Implement the EU Directive on the Conditions of Entry and Residence of Third-Country Nationals for the Purposes of Highly Qualified Employment (Gesetz zur Umsetzung der Hochqualifizierten-Richtlinie). In doing so, the Federal Government took full advantage of the flexibility afforded by the Directive with the EU Blue Card system. Furthermore, the Federal Government has put additional measures in place to make Germany more attractive to highly qualified immigrants through favorable residence regulations. Existing possibilities to immigrate are now to be extended to cover further skills sectors.

In addition, the Federal Government has earmarked another EUR 12 billion for investments in education and research in the current legislative period (i.e., until September 2013) with the objective of enhancing productivity in the medium and long term. In this context, funding to promote key technologies will place a higher priority on finding solutions to urgent social challenges (e.g., climate/energy, health/nutrition, mobility, safety/security and communication). As an efficient transport infrastructure supports economic growth, the Federal Government seeks to maintain and enhance the quality of Germany’s railways, roads and waterways. It has earmarked about EUR 10 billion per year until 2016 for infrastructure investments.

The Federal Government is not only improving the general framework for competition in Germany, but aims also at improving the intensity of competition in key areas. The revision of the Act against Restraints of Competition (8. Novelle des Gesetzes gegen Wettbewerbsbeschränkungen) aims at improving conditions of competition, particularly in the areas of merger control, the abuse of dominant positions, provisions on fines, and procedures governing violations of anti-trust rules. Market transparency bodies are being set up at the Federal Network Agency (Bundesnetzagentur) and the Federal Cartel Office (Bundeskartellamt) in order to strengthen competition on the energy and gas wholesale markets as well as on the fuel markets. Additional revisions are planned or have already been implemented in the area of transport regulation.

In 2010, the Federal Government adopted new guidelines for energy policy through the year 2050. Following the nuclear disaster which affected the Japanese nuclear power plant in Fukushima in March 2011, the Federal Government decided to accelerate the transition to a more sustainable energy set-up (Energiewende). Among other things, this energy concept provides for the shutdown of all nuclear power stations in Germany by 2022 and unites other key energy policy objectives (i.e., energy security, climate protection, economic growth and greater competitiveness) within a single strategy. It sets the long-term target of achieving an 80% reduction in greenhouse gas emissions by 2050, compared to 1990 levels. To this end, it is intended to increase the production and use of renewable energy sources, making them the primary source of German energy supply. In particular, by 2050, renewable energy is intended to meet 60% of German energy demand and make up for 80% of German electricity generation. Achievement of these energy and climate policy targets will require substantial investments into the grid. The Grid Development Plan (Netzentwicklungsplan) forms the basis for the expansion of the transmission grids. The Federal Government in 2012 has adopted the Federal Requirements Plan (Bundesbedarfsplan) on this basis. The expansion of offshore wind power is to take place in line with an Offshore Grid Development Plan (Offshore-Netzentwicklungsplan) in a newly devised procedure.

The multilateral trading system of the WTO prescribes reliable rules and ensures equal rights and obligations for all WTO members. As one of the world’s leading trading nations, Germany is therefore interested in a successful conclusion of the Doha round with a comprehensive, ambitious and balanced result which also strengthens the integration of the developing countries into the system of world trade.

For information on government measures to stabilize Germany’s financial system, see “Monetary and Financial System—Policy Response to the Global Economic and Financial Crisis—Policy Responses by the Federal Republic.” For information on government budgets, see “Public Finance.” For information on the response to the European sovereign debt crisis and the reform of the Stability and Growth Pact, see “General—The European Union and European Integration —Response to the European Sovereign Debt Crisis” and “General—The European Union and European Integration—EU Economic Governance.”

Sources: Bundesministerium für Wirtschaft und Technologie, 2013 Annual Economic Report (http://www.bmwi.de/English/Redaktion/Pdf/2013-annual-economic-report-competitiveness-_20key-to-growth,property=pdf,bereich=bmwi,sprache=en,rwb=true.pdf); Bundesministerium für Wirtschaft und Technologie, 2012 Annual Economic Report (http://www.bmwi.de/English/Navigation/Service/publications,did=479718.html); Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2011 (http://www.bmwi.de/BMWi/Redaktion/PDF/Publikationen/jahreswirtschaftsbericht-2011,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf).

Gross Domestic Product

The following tables show the structure of the Federal Republic’s GDP at current prices by use and origin for each of the years indicated along with changes over the respective preceding period.

STRUCTURE OF GDP — USE

	2012	2011	2010	2009	2008	2012	2011	2010	2009
	(EUR in billions)					(change in %)
Domestic uses	2,492.3	2,460.9	2,357.3	2,257.6	2,318.0	1.3	4.4	4.4	-2.6
Final private consumption	1,521.6	1,487.7	1,433.2	1,391.6	1,389.6	2.3	3.8	3.0	0.1
Final government consumption	515.4	499.8	487.6	475.3	451.9	3.1	2.5	2.6	5.2
Gross fixed capital formation	464.7	469.9	435.3	408.7	459.5	-1.1	7.9	6.5	-11.1
Machinery and equipment	175.0	183.2	170.8	154.9	200.0	-4.5	7.3	10.3	-22.6
Construction	260.5	258.1	236.8	226.9	231.7	0.9	9.0	4.4	-2.0
Other products	29.2	28.5	27.6	26.9	27.8	2.4	3.3	2.8	-3.4
Changes in inventories (1)	-9.4	3.7	1.3	-17.9	16.9	—	—	—	—
Net exports (1)	151.6	131.7	138.9	116.9	155.8	—	—	—	—
Exports	1,362.6	1,300.8	1,173.3	1,006.5	1,191.2	4.7	10.9	16.6	-15.5
Imports	1,211.0	1,169.2	1,034.4	889.6	1,035.4	3.6	13.0	16.3	-14.1

Gross domestic product	2,643.9	2,592.6	2,496.2	2,374.5	2,473.8	2.0	3.9	5.1	-4.0

(1)	Percentage changes are not presented due to the potentially changing signs of these net positions.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2012 (February 2013), Tables 3.1 and 3.9.

STRUCTURE OF GDP — ORIGIN

	2012	2011	2010	2009	2008	2012	2011	2010	2009
	(EUR in billions)					(change in %)
Gross value added of all economic sectors	2,364.5	2,317.4	2,236.6	2,117.4	2,217.0	2.0	3.6	5.6	-4.5
Agriculture, forestry and fishing	23.0	21.6	17.8	15.9	21.2	6.8	21.0	12.0	-24.9
Production sector (excluding construction)	614.7	607.4	564.9	493.9	574.8	1.2	7.5	14.4	-14.1
Construction	107.6	106.1	100.4	93.4	93.3	1.4	5.6	7.6	0.0
Trade, transport, accommodation and food services	378.9	369.7	354.8	339.0	352.5	2.5	4.2	4.7	-3.8
Information and communication	91.4	89.0	90.0	93.3	87.3	2.7	-1.2	-3.5	7.0
Financial and insurance services	94.4	101.6	101.4	93.1	83.6	-7.1	0.1	8.9	11.4
Real estate activities	269.9	264.2	263.2	262.6	266.5	2.2	0.4	0.2	-1.5
Business services	252.8	242.9	236.3	229.9	258.2	4.1	2.8	2.8	-11.0
Public services, education, health	426.8	412.4	405.7	395.5	379.4	3.5	1.7	2.6	4.2
Other services	105.1	102.6	102.1	100.8	100.4	2.4	0.5	1.2	0.4
Taxes on products offset against subsidies on products	279.4	275.2	259.6	257.2	256.8	1.5	6.0	0.9	0.1

Gross domestic product	2,643.9	2,592.6	2,496.2	2,374.5	2,473.8	2.0	3.9	5.1	-4.0

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2012 (February 2013), Tables 1.13 and 2.1.

Sectors of the Economy

Production Sector

The production sector of the Federal Republic grew rapidly after 1945. The main cause for this development was the transition from a state-controlled economy to a social market economy, in which state intervention is limited to furthering social welfare and creating favorable economic conditions. Following German reunification in 1990, industry in the eastern Länder (i.e., the former German Democratic Republic), has undergone a restructuring process. Today, the German production sector is characterized by a balanced mix of small, medium and large enterprises and is almost entirely privately owned. It is geographically concentrated in the western Länder of Northrhine-Westphalia, Bavaria and Baden-Württemberg. The main segments of the production sector relate to the manufacturing of motor vehicles, machinery and equipment, electrical and optical equipment, basic metals and fabricated metal products, as well as chemicals and chemical products. In 2012, the production sector’s aggregate contribution to gross value added at current prices was 26.0% (excluding construction) and 30.5% (including construction), respectively. Its price-adjusted gross value added (excluding construction) decreased by 0.7% year-on-year in 2012 after rising by 6.2% in 2011.

Sources: Volkswirtschaftliche Gesamtrechnungen der Länder, Reihe 1, Länderergebnisse Band 1 (February 2013), Table 2.3; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2012 (March 2013), Tables 2.2.1 and 2.2.2.

The following table shows the output of the production sector in index form using 2010 as the base year for each of the years indicated.

OUTPUT IN THE PRODUCTION SECTOR (1)

(2010 = 100)

	2012	2011	2010	2009

Production sector, total	105.7	106.2	99.5	90.2
Industry (2)	106.8	107.5	99.4	89.0
of which:
Intermediate goods (3)	103.8	106.1	99.5	86.7
Capital goods (4)	112.9	111.4	99.3	88.0
Durable goods (5)	100.2	104.0	99.4	91.0
Nondurable goods (6)	99.1	100.7	99.5	97.7
Energy (7)	96.7	95.4	100.1	96.9
Construction (8)	106.2	107.0	99.2	—

(1)	Adjusted for working-day variations.

(2)	Manufacturing sector, unless assigned to the main grouping energy, plus mining and quarrying.

(3)	Including mining and quarrying except energy-producing goods.

(4)	Including manufacture of motor vehicles and components.

(5)	Consumption goods that have a long-term use, such as furniture.

(6)	Consumption goods that have a short-term use, such as food. Including printing and service activities related to printing.

(7)	Electricity, gas, steam and hot water supply, mining and quarrying of energy-producing materials, and especially manufacture of refined petroleum products.

(8)	Comprises the economic classifications “Site preparation” and “Building of complete constructions or parts thereof; civil engineering.” Data only available from January 2010.

Source: Deutsche Bundesbank, Monatsbericht März 2013, Table X.2.

Services Sector

As in most other industrialized countries, the services sector, which comprises “trade, transport, accommodation and food services,” “information and communication,” “financial and insurance services,” “real estate activities,” “business services,” “public services, education, health” as well as “other services,” has expanded rapidly in recent years and is currently the largest contributor to gross value added. In 2012, the services sector’s aggregate contribution to gross value added at current prices increased slightly to 68.5% (after 68.3% in 2011 and only 62.5% in 1991). Within the services sector, “public services, education, health” represented the largest subsector in terms of contribution to total gross value added at current prices, contributing 18.0% in 2012, compared to 17.8% in 2011.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2012 (March 2013), Table 2.2.1.

Employment and Labor

Despite the slowdown in economic growth in 2012, labor market conditions remained robust. In 2012, the average unemployment rate according to the national definition was 6.8%, compared to 7.1% in 2011. Under the ILO definition, the average unemployment rate was 5.3% in 2012 compared to 5.7% in 2011. Under both definitions, the average unemployment rate in 2012 decreased further to the lowest level of unemployment since 1991.

The number of persons resident in Germany who were either employed or self-employed in 2012 was approximately 41.6 million, an increase of 1.1% compared to 2011.

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Monatsbericht Dezember und das Jahr 2012, Table 10.1 (http://statistik.arbeitsagentur.de/Statischer-Content/Arbeitsmarktberichte/Monatsbericht-Arbeits-Ausbildungsmarkt-Deutschland/Monatsberichte/Generische-Publikationen/Monatsbericht-201212.pdf); Statistisches Bundesamt, Fachserie 18, Reihe 1.4—2012 (March 2013), Table 2.1.12; Statistisches Bundesamt, Arbeitsmarkt, Werte, Registrierte Arbeitslose, Arbeitslosenquote nach Gebietsstand (https://www.destatis.de/DE/ZahlenFakten/Indikatoren/LangeReihen/Arbeitsmarkt/lrarb001.html).

The following table presents data with respect to employment and unemployment for each of the years indicated. Persons who are participating in programs such as vocational training, job creation plans or early retirement, which are designed to reduce unemployment are not included in the unemployment rates shown below, as they are not treated as unemployed.

EMPLOYMENT AND UNEMPLOYMENT

	2012	2011	2010	2009	2008
Employed (in thousands)–ILO definition	41,559	41,116	40,566	40,323	40,297
Unemployed (in thousands)–ILO definition (1)	2,318	2,502	2,946	3,228	3,136
Unemployment rate (in %)–ILO definition	5.3	5.7	6.8	7.4	7.2
Unemployed (in thousands)–national definition (2)	2,897	2,976	3,238	3,415	3,258
Unemployment rate (in %)–national definition (3)	6.8	7.1	7.7	8.1	7.8

(1)	Unemployed persons, available and seeking work.

(2)	Registered unemployed persons, available and seeking work (but including persons working up to 15 hours per week).

(3)	As a percentage of the total work force (excluding armed forces).

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Dezember und das Jahr 2012, Table 10.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2012 (February 2013), Table 1.10.

Beginning in 1989, the increase in the number of immigrants of German descent from Eastern Europe and the German reunification in 1990 resulted in an accelerated growth of the workforce and contributed, in part, to a subsequent increase in the number of registered unemployed persons. As a result of the fundamental restructuring of the eastern German economy following reunification, a significant number of employees in the eastern Länder lost their jobs. Under the national definition, the annual average unemployment rates in the eastern Länder were 10.7% and 11.3% in 2012 and 2011, respectively, compared to annual average unemployment rates of 5.9% and 6.0% in the western Länder.

Source: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Dezember und das Jahr 2012, Tables 10.2 and 10.3 (http://statistik.arbeitsagentur.de/Statischer-Content/Arbeitsmarktberichte/Monatsbericht-Arbeits-Ausbildungsmarkt-Deutschland/Monatsberichte/Generische-Publikationen/Monatsbericht-201212.pdf).

In 2012, gross wages and salaries per employee in Germany increased by 2.7%. Unit labor costs per hour worked rose by 2.8% in 2012 after 1.2% in 2011.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2. - 4. Vierteljahr 2012 (February 2013), Tables 2.17 and 2.20.

The following table shows changes in the annual wage level per employee and unit labor costs per hour worked for each of the years indicated.

WAGE TRENDS AND LABOR COSTS

	2012	2011	2010	2009	2008
Gross wages and salaries per employee in EUR	30,330	29,542	28,585	27,933	27,936
Change from previous year in %	2.7	3.3	2.3	-0.0	2.3
Unit labor costs per hour worked
Index (2005=100)	107.6	104.6	103.4	105.0	98.9
Change from previous year in %	2.8	1.2	-1.5	6.2	2.3

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2012 (February 2013), Tables 2.17 and 2.20.

Approximately one-fifth of the German work force consists of members of unions. The German Trade Union Federation (Deutscher Gewerkschaftsbund) serves as an umbrella organization for eight such unions. Each member union typically covers employees of an entire industry, regardless of the precise type of work done by those employees (the “one union, one industry” principle). As a result, employers usually deal with only one negotiating partner on the labor side in each specific industry.

The unions and employers of each specific industry enter into collective labor agreements (Tarifverträge) without government intervention. As a practical matter, the collective labor agreements usually apply to all employees of a given industry, regardless of whether or not a particular employee is a member of a union, so long as the employer is a member of the relevant association of employers, which is often the case. Despite their binding character, collective labor agreements usually contain opt-out clauses

(Öffnungsklauseln) allowing for company-specific adjustments to be negotiated between the employer and the works council at the specific company. Moreover, there is a range of additional possibilities to deviate from these agreements. Many employers in the eastern Länder are no longer members of employers’ associations, in which case wages are individually negotiated, which often results in wage levels that are lower than those provided for by the Tarifverträge. In recent years, the number of employees in companies that are subject to labor agreements has declined.

Under the Law on Posting Workers (Arbeitnehmer-Entsendegesetz) it is possible to use minimum wage rules at the industry level, but there is no national statutory minimum wage. On March 1, 2013, the upper house of Germany’s Parliament voted to introduce an across-the-board national minimum wage of 8.50 EUR per hour. To become law this proposal must, however, also be approved by the lower house of Germany’s Parliament.

Sources: Bundesarbeitsgericht, Pressemitteilungen 9/2010 and 46/2010 (http://juris.bundesarbeitsgericht.de/cgi-bin/rechtsprechung/document.py?Gericht=bag&Art=pm&Datum=2010-1&nr=14041&pos=1&anz=10 and http://juris.bundesarbeitsgericht.de/cgi-bin/rechtsprechung/document.py?Gericht=bag&Art=pm&sid=9bd142e7371d44048521f1d32cee1d31&nr=14436&linked=bes); Sachverständigenrat zur Begutachtung der gesamtwirtschaftlichen Entwicklung, Jahresgutachten 2010/2011, Rz. 499-507 (http://www.sachverstaendigenrat-wirtschaft.de/fileadmin/dateiablage/download/gutachten/ga10_ges.pdf); Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2011, Rz. 115; Bundesministerium für Arbeit und Soziales, Mindestlohn-Gesetze (http://www.bmas.de/DE/Themen/Arbeitsrecht/Mindestlohngesetze/mindestlohngesetze.html); Bundesrat, Bundesrat verlangt flächendeckenden Mindestlohn, March 1, 2013 (http://www.bundesrat.de/cln_340/nn_6898/DE/service/thema-aktuell/13/20130301-Mindestlohn.html?__nnn=true).

Social Security Legislation and Social Policy

The comprehensive system of social security legislation and services in effect in the Federal Republic includes health insurance, long-term care insurance, retirement and disability pensions, unemployment benefits, child welfare programs, care for physically and mentally handicapped persons, allowances to orphans and to single persons with dependents, and the provision of general public assistance to needy persons. The majority of the German population is covered by mandatory statutory retirement pensions and health insurance. Hospitals and institutions caring for children and handicapped persons are operated by municipalities, churches, charitable institutions, and private providers.

These social security programs are mainly funded through social security contributions from employers and employees, and a smaller part is funded through direct contributions by the Federal Republic, the Länder, municipalities and other public institutions. The most important part of the social security system – retirement pensions, health insurance and unemployment insurance – is funded primarily through equal contributions by employers and employees.

The Federal Republic’s statutory retirement insurance system operates on a pay-as-you-go basis, with the contributions from current employers and employees funding payments to current retired persons. Certain persons, including members of certain professions, and civil servants, may either apply for exemption or are automatically exempted from mandatory participation in the statutory retirement pension insurance system. They may instead contribute to private pension schemes or, in the case of civil servants, benefit from special pension schemes for civil servants. The Retirement Funds Act (Altersvermögensgesetz) aims to ensure the long-term viability of the statutory retirement pension insurance system by encouraging insurees to also sign up for designated privately funded or funded corporate pension schemes, for which certain bonus payments and tax incentives are provided, with a view to offsetting the expected decline of payments from the statutory retirement pension insurance.

Statutory health insurance coverage must be made available to all persons fulfilling the applicable eligibility criteria. Within the statutory health insurance system, insurees may choose among a large number of statutory health insurance funds that have developed historically. Persons whose gross income exceeds certain thresholds as well as civil servants, self-employed persons and members of certain professions may opt out of the statutory system and choose private health insurance coverage, which, in case of opting-out, is obligatory as well. Contributions to the statutory health insurance system are based solely on the insuree’s income situation and are independent of the insuree’s gender, age and medical risk. By contrast contributions towards private health insurance coverage are mainly calculated based on age, medical risk and the desired level of coverage. Until December 2012, reference was also made to the insuree’s gender. Following a ruling of the European Court of Justice, the principle of equal treatment of men and women in private health insurance applies to new contracts from December 2012 onwards.

In 2012, social security revenue, as shown in the national accounts, amounted to EUR 538.7 billion, and expenditure was EUR 521.6 billion. The social security budget thus incurred a surplus of EUR 17.0 billion in 2012, after a surplus of EUR 15.9 billion in 2011.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2012 (March 2013), Table 3.4.3.7; Europäische Kommission, Leitlinien zur Anwendung der Richtlinie 2004/113/EG des Rates auf das Versicherungswesen (http://eur-lex.europa.eu/LexUriServ/LexUriServ.do?uri=OJ:C:2012:011:0001:0011:DE:PDF).

In light of a changing population structure, the Federal Government has already implemented structural reforms of the statutory pension system in order to safeguard the sustainability of the social security system in the long term. Among the important reforms of the previous government were reforms of the health insurance, making health insurance compulsory and introducing a central “health fund” (Gesundheitsfonds) that collects health care contributions of the insured and distributes them – adjusted for differences in the risk structures of the insuree pool – in equal amounts per capita among the individual statutory health insurance funds, as well as reforms of the statutory pension insurance, which gradually raise the regular retirement age by two years to the age of 67 between 2012 and 2029.

Sources: Bundesministerium für Wirtschaft und Technologie, 2012 Annual Economic Report (http://www.bmwi.de/English/Navigation/Service/publications,did=479718.html); Growth. Education. Unity. Coalition Agreement between CDU, CSU and FDP, page 121 (http://www.cdu.de/sites/default/files/media/dokumente/091215-koalitionsvertrag-2009-2013-englisch_0.pdf); Bundesministerium der Gesundheit, Gesundheitsfonds (http://www.bmg.bund.de/Krankenversicherung/finanzierung/gesundheitsfonds.html); Bundesministerium für Arbeit und Soziales, Altersrenten (http://www.bmas.de/DE/Themen/Rente/Gesetzliche-Rentenversicherung/Leistungen/Altersrenten/altersrenten.html); Bundesministerium für Arbeit und Soziales, Fragen und Antworten zur Rente mit 67 (http://www.bmas.de/EN/Our-Topics/Pensions/pensions-from-age-67.html).

International Economic Relations

International economic relations are of major importance to the German economy. In 2012, exports and imports of goods and services amounted to 51.5% and 45.8% of GDP at current prices, respectively. The Federal Republic pursues a liberal foreign trade policy aimed at dismantling tariffs and other barriers to trade.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2012 (March 2013), Table 2.3.1.

Because the Federal Republic’s economy depends on exports, it is particularly vulnerable to trade barriers, such as protective tariffs. The Federal Government thus supports efforts to reduce trade barriers, such as the current negotiations within the framework of the WTO under the Doha Development Agenda.

Source: Bundesministerium für Wirtschaft und Technologie, Handelspolitik EU / WTO (http://www.bmwi.de/BMWi/Navigation/Aussenwirtschaft/handelspolitik-eu-wto.html).

Balance of Payments

The Federal Republic typically achieves a surplus in the trading of goods. Traditionally, this surplus has been partially offset by deficits in other fields, such as in services, as well as by remittances by foreign employees to their home countries, the Federal Republic’s net payments to the EU and various other payments. In 2012, the current account surplus totaled EUR 185.4 billion, compared to EUR 161.2 billion in 2011.

Source: Deutsche Bundesbank, Monatsbericht März 2013, Table XI.2.

According to data prepared by the Deutsche Bundesbank, applying the annual averages of a broad monthly indicator of Germany’s price competitiveness compared to 56 trading partners based on consumer price indices, Germany’s price competitiveness has been relatively stable since 1999, fluctuating within a range of 9.6% of the average indicator value in the period from 1999 to 2012. In 2012, price competitiveness improved by 3.3%, mainly due to the depreciations of the euro relative to the U.S. dollar. However, the influence of variations in the euro/U.S. dollar exchange rate should be viewed in light of the fact that other Euro Area Member States account for a major part of German exports (37.5% in 2012).

Since the introduction of the euro, the exchange rate against the U.S. dollar has shown high volatility. After appreciating by approximately 85% against the U.S. dollar between June 2001 and July 2008, the euro depreciated considerably relative to the U.S. dollar by approximately 23% between July 2008 and June 2010, breaking a long-term trend of appreciation. In 2012, the euro depreciated by 7.7% from its 2011 average. In February 2013, however, the euro had appreciated again by 4% from its 2012 average.

Sources: Deutsche Bundesbank, Monatsbericht März 2002, Table X.11; Deutsche Bundesbank, Monatsbericht März 2009, Table XI.11; Deutsche Bundesbank, Monatsbericht März 2011, Table XI. 11; Deutsche Bundesbank, Monatsbericht März 2013, Tables XI.3, XI.11 and XI.13.

The following table shows the Federal Republic’s balance of payments for each of the years indicated.

BALANCE OF PAYMENTS (BALANCES) (1)

	2012	2011	2010	2009	2008
	(EUR in millions)
Current account (2)
Foreign trade (3)	188,257	158,702	154,863	138,697	178,297
Supplementary trade items	-27,313	-20,520	-12,397	-16,020	-13,628
Services (4)	-3,068	-2,279	-2,062	-7,220	-10,258
Factor income	64,373	59,016	53,877	59,025	32,379
Current transfers	-36,822	-33,723	-38,289	-32,944	-33,157

Total current account	185,427	161,196	155,992	141,537	153,633
Capital transfers and purchases/sales of intangible non-produced assets	40	673	-575	28	-210
Capital account
Total net German investment abroad (increase/capital exports—negative figure)	-356,815	-226,210	-408,675	-21,052	-203,251
Total net foreign investment in Germany (increase/capital imports—positive figure)	121,943	63,600	268,531	-137,339	29,341

Total net capital export (5)	-234,872	-162,610	-140,144	-158,391	-173,910
Balance of unclassifiable transactions	49,405	740	-15,273	16,826	20,487

(1)	Figures are subject to considerable uncertainty owing to changes in the method of data collection in foreign trade.

(2)	Foreign trade and services are recorded on the basis of exports (f.o.b.)/imports (c.i.f.) (i.e., including the freight and insurance costs of imports).

(3)	Special trade according to the official foreign trade statistics. Special trade consists principally of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and are exported.

(4)	Excluding the freight and insurance costs included in the c.i.f. import value.

(5)	Including change of currency reserves.

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2013, Zahlungsbilanzstatistik, Tables I.1 and I.9.a.

Balance of Trade

The following tables show information relating to foreign trade of the Federal Republic for each of the years indicated.

FOREIGN TRADE OF GOODS

	2012	2011	2010	2009	2008
	(EUR in millions)

Exports of goods (f.o.b.)	1,097,348	1,061,225	951,959	803,312	984,140
Imports of goods (c.i.f.)	909,091	902,523	797,097	664,615	805,842

Trade surplus	188,257	158,702	154,863	138,697	178,297

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2013, Zahlungsbilanzstatistik, Table I.1.

The Federal Republic’s principal export goods are machinery of all kinds, motor vehicles and chemical products.

The principal import goods are computer, electronic and optical products, motor vehicles, crude petroleum and natural gas. The Federal Republic has relatively few resources of industrial raw materials. As a result, it largely depends on imports to satisfy its demand for raw materials. This dependence on foreign supplies is particularly significant in the case of metals such as copper, bauxite, manganese, titanium, rock phosphate, tungsten and tin. The Federal Republic currently imports nearly two-thirds of its energy requirements, including virtually all of its oil and a significant portion of its natural gas requirements as well as all enriched uranium needed for nuclear energy.

COMPOSITION OF EXPORTED AND IMPORTED GOODS

	2012 (1)
	Imports	Exports
	(Percent of total)
Products of agriculture and hunting	2.9	0.8
Products of forestry	0.1	0.0
Fish and products of fishing	0.1	0.0
Coal and lignite	0.5	0.0
Crude petroleum and natural gas	10.7	0.8
Metal ores	0.9	0.0
Other mining and quarrying products	0.2	0.1
Food products	4.2	4.1
Beverages	0.6	0.4
Tobacco products	0.1	0.3
Textiles	1.1	0.9
Wearing apparel	2.8	1.2
Leather and related products	1.0	0.5
Wood and of products of wood and cork, except furniture; articles of straw and plaiting materials	0.6	0.5
Paper and paper products	1.6	1.7
Coke and refined petroleum products	3.3	1.4
Chemicals and chemical products	7.9	9.5
Basic pharmaceutical products and pharmaceutical preparations	4.2	5.0
Rubber and plastic products	2.7	3.5
Other non-metallic mineral products	0.9	1.2
Basic metals	6.0	5.3
Fabricated metal products, except machinery and equipment	2.6	3.4
Computer, electronic and optical products	9.6	7.8
Electrical equipment	4.8	6.0
Machinery and equipment not elsewhere classified	7.5	14.9
Motor vehicles, trailers and semi-trailers	8.8	17.3
Other transport equipment	3.7	4.6
Furniture	1.0	0.8
Energy	0.3	0.3
Other goods	9.3	7.4

Total	100.0	100.0

(1)	Preliminary data.

Source: Statistisches Bundesamt, Fachserie 7, Reihe 1 –2012 (March 2013), Tables 1.11.1 and 1.11.2; calculation of percentages by KfW based on import and export values in EUR thousands, respectively.

FOREIGN TRADE (SPECIAL TRADE) BY GROUPS OF COUNTRIES AND COUNTRIES (1)

	2012	2011	2010
	(EUR in millions)

Exports to:
Total	1,097,348	1,061,225	951,959
of which:
France	104,476	101,444	89,582
United States	86,831	73,776	65,574
United Kingdom	72,163	65,570	58,666
The Netherlands	70,957	69,423	62,978
China (2)	66,629	64,863	53,791
Austria	57,871	57,671	52,156
Italy	55,990	62,044	58,589
Belgium/Luxembourg	50,345	53,161	50,545
Switzerland	48,830	47,875	41,659
Southeast Asia (3)	45,460	41,569	38,183
Spain	31,175	34,811	34,222
Japan	17,101	15,115	13,149

Imports from:
Total	909,091	902,523	797,097
of which:
The Netherlands	86,596	81,804	67,205
China (2)	77,313	79,528	77,270
France	64,760	65,948	60,673
United States	50,575	48,531	45,241
Italy	49,160	47,844	41,977
United Kingdom	43,527	44,741	37,923
Belgium/Luxembourg	41,243	41,302	36,026
Switzerland	37,663	36,996	32,507
Southeast Asia (3)	37,370	39,546	39,562
Austria	37,228	37,028	33,013
Spain	22,330	22,491	21,955
Japan	21,832	23,595	22,475

(1)	Exports (f.o.b.) by country of destination, imports (c.i.f.) by country of origin. Special trade consists mainly of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and subsequently exported.

(2)	Excludes Hong Kong.

(3)	Includes Brunei Darussalam, Hong Kong, Indonesia, Malaysia, Philippines, Singapore, South Korea, Taiwan and Thailand.

Source: Deutsche Bundesbank, Monatsbericht März 2013, Table XI.3.

MONETARY AND FINANCIAL SYSTEM

The European System of Central Banks and the Eurosystem

The ESCB comprises the ECB and the national central banks of the Member States, while the Eurosystem consists of the ECB and the national central banks of the Euro Area Member States.

The Eurosystem is responsible for the single monetary policy for the euro area. Its decision-making bodies are the Governing Council and the Executive Board of the ECB. The national central banks of the Member States that are not part of the Eurosystem are represented in the General Council of the ECB, but have no voting right in the decision-making process, particularly with respect to monetary policy. The ESCB’s primary objective is to maintain price stability. Without prejudice to the objective of price stability the ESCB supports the general economic policies of the EU.

The Deutsche Bundesbank - Germany’s national central bank within the ESCB - has the responsibility of implementing the single monetary policy in Germany and continues to perform various other tasks, including acting as the Federal Government’s fiscal agent and playing an important role in banking and financial market supervision, as further described below under the caption “—Financial System.”

Sources: European Central Bank, Annual Report 2004, pages 162-168 (http://www.ecb.eu/pub/pdf/annrep/ar2004en.pdf); Deutsche Bundesbank, Tasks and organisation (http://www.bundesbank.de/aufgaben/aufgaben.en.php).

Monetary Policy Instruments of the ESCB

To achieve its operational goals, the ESCB conducts open market operations, offers standing facilities and requires credit institutions to maintain minimum reserves in accounts with the ESCB. Open market operations play an important role in the ESCB’s monetary policy for the purposes of steering interest rates and managing the liquidity situation in the market. Available open market operations are reverse transactions, outright transactions, the issuance of debt certificates or foreign exchange swaps, and the collection of fixed-term deposits. Standing facilities are designed to provide or absorb overnight liquidity and the imposition of minimum reserve requirements allows the ESCB to stabilize money market interest rates, create (or enlarge) a structural liquidity shortage and possibly contribute to the control of monetary expansion. The ESCB has employed a variety of policy instruments in response to the global economic and financial crisis and the European sovereign debt crisis. For further information, see “—Policy Response to the Global Economic and Financial Crisis—Policy Responses at the EU Level.”

Source: European Central Bank, Implementation of Monetary Policy in the Euro Area, September 2006, pages 7-9 (http://www.ecb.int/pub/pdf/other/gendoc2006en.pdf).

Monetary Policy Strategy and Prices

The ECB’s primary goal is to maintain medium-term price stability, which is defined as a year-on-year increase in the harmonized index of consumer prices for the euro area of less than 2%. However, the ECB has clarified that, within this definition, it aims at an inflation rate close to 2%. This goal indicates the commitment to provide an adequate margin to avoid the risk of deflation. The stability-oriented monetary policy strategy of the Eurosystem used by the ECB to achieve this goal is based on two pillars: (1) analysis and assessment of short- to medium-term risks to price stability (economic analysis); and (2) assessment of medium- to long-term monetary developments (monetary analysis).

Sources: European Central Bank, Monthly Bulletin, January 1999, pages 45-50 (http://www.ecb.eu/pub/pdf/mobu/mb199901en.pdf); European Central Bank, The Monetary Policy of the ECB, 2004, page 50ff. (http://www.ecb.int/pub/pdf/other/monetarypolicy2004en.pdf).

The following table shows price trends in Germany for the periods indicated.

PRICE TRENDS

	2012	2011	2010	2009	2008
	(change from previous year in %)

Harmonized index of consumer prices (HICP)	2.1	2.5	1.2	0.2	2.8
Consumer price index (CPI)	2.0	2.1	1.1	0.3	2.6
Index of producer prices of industrial products sold on the domestic market (1)	2.1	5.7	1.6	-4.2	5.5

(1)	Excluding value-added tax.

Sources: Statistisches Bundesamt, Verbraucherpreise, Harmonisierter Verbraucherpreisindex, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/HarmonisierterVerbraucherpreisindex.html?cms_gtp=146602_list%253D2%2526146598_slot%253D2&https=1); Statistisches Bundesamt, Verbraucherpreisindizes, Harmonisierter Verbraucherpreisindex für Deutschland, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/VerbraucherpreiseKategorien.html?cms_gtp=145114_list%253D2%2526145110_slot%253D2&https=1); Deutsche Bundesbank, Monatsbericht März 2013, Table X.7.

Official Foreign Exchange Reserves

The following table shows the breakdown of the Federal Republic’s official foreign exchange reserves as of the end of the years indicated.

OFFICIAL FOREIGN EXCHANGE RESERVES OF THE FEDERAL REPUBLIC (1)

	As of December 31
	2012	2011	2010	2009	2008
	(EUR in millions)
Gold	137,513	132,874	115,403	83,939	68,194
Foreign currency balances	28,774	29,433	27,957	25,634	27,705
Reserve position in the IMF and special drawing rights	22,344	22,296	18,740	15,969	3,285

Total	188,630	184,603	162,100	125,541	99,185

(1)	External position of the Deutsche Bundesbank in the EMU. Assets and liabilities vis-à-vis all EMU member countries and non-EMU member countries.

Source: Deutsche Bundesbank, Monatsbericht März 2013, Table XI.9.

The Federal Republic’s foreign reserve assets are managed by the Deutsche Bundesbank. The Euro Area Member States have transferred foreign reserve assets in an aggregate amount equivalent to approximately EUR 40.3 billion to the ECB, consisting of foreign currency reserves and gold. The ECB manages the foreign reserve assets transferred to it. The foreign reserve assets not transferred to the ECB continue to be held and managed by the national central banks of the Euro Area Member States. In order to ensure consistency within the single monetary and foreign exchange policies of the EMU, the ECB monitors and coordinates market transactions conducted with those assets.

Sources: European Central Bank, Annual Report 1998, page 74 (http://www.ecb.int/pub/pdf/annrep/ar1998en.pdf); European Central Bank, Annual Report 2012, p.181 (http://www.ecb.int/pub/pdf/annrep/ar2012en.pdf).

External Positions of Banks

The following table shows the external assets and liabilities of the Deutsche Bundesbank and the banks (monetary financial institutions) of the Federal Republic as of the end of each of the years indicated.

EXTERNAL FINANCIAL ASSETS AND LIABILITIES BY SECTOR

	2012	2011	2010	2009	2008
	(EUR in billions)
Deutsche Bundesbank
Assets	921.0	714.7	524.7	323.3	230.8
Liabilities	106.5	46.6	14.6	9.1	30.2

Net position	814.5	668.1	510.1	314.2	200.6
of which: within Eurosystem (1)	668.6	475.9	337.9	189.9	128.7
Banks
Loans to foreign banks	1,046.0	1,117.6	1,154.1	1,277.4	1,446.6
Loans to foreign non-banks	729.0	744,4	773.8	815.7	908.4
Loans from foreign banks	691.1	655.7	741.7	652.6	703.3
Loans from foreign non-banks	237.6	225.9	227.6	216.3	286.1

(1)	Consists mainly of claims from the interbank payment system for the real-time processing of cross-border transfers throughout the EMU (TARGET2).

Source: Deutsche Bundesbank, Monatsbericht März 2013, Tables IV.4 and XI.9.

Foreign Exchange Rates and Controls

The euro is a freely convertible currency. Since its introduction in 1999, the euro has become the second most widely used currency internationally. Currency transactions do not require licenses or other permissions. Capital market transactions are not subject to any license or similar requirements. Gold may be imported and exported freely, subject only to the levy of VAT on some transactions.

Capital controls introduced in Cyprus in the second half of March 2013 to facilitate the restructuring of its banking sector are a transitory exception to this rule. These controls are to be lifted within six months.

Source: Central Bank of Cyprus, The Enforcement of Restrictive Measures on Transactions in case of Emergency Law of 2013, press release of March 28, 2013 (http://www.centralbank.gov.cy/nqcontent.cfm?a_id=12588).

The following table shows the annual average exchange rates for selected currencies in relation to the euro for the years indicated.

ANNUAL AVERAGE EXCHANGE RATES OF THE EURO (1)

	2012	2011	2010	2009	2008
U.S. dollars per euro	1.2848	1.3920	1.3257	1.3948	1.4708
Pound sterling per euro	0.81087	0.86788	0.85784	0.89094	0.79628
Japanese yen per euro	102.49	110.96	116.24	130.34	152.45
Swiss franc per euro	1.2053	1.2326	1.3803	1.5100	1.5874
Chinese yuan per euro	8.1052	8.9960	8.9712	9.5277	10.2236

(1)	Calculated from daily values.

Source: Deutsche Bundesbank, Monatsbericht März 2013, Table XI.11.

Financial System

As of January 31, 2013, 1,867 monetary financial institutions in Germany reported an aggregate balance sheet total of EUR 8,194.1 billion to the Deutsche Bundesbank. According to the Deutsche Bundesbank’s classification, these institutions included 273 commercial banks (with an aggregate balance sheet total of EUR 3,147.3 billion), 423 savings banks (with an aggregate balance sheet total of EUR 1,093.2 billion) and their ten regional institutions (including Deka-Bank Deutsche Girozentrale, the central asset managing institution of the German savings banks and nine Landesbanken, with an aggregate balance sheet total of EUR 1,250.5 billion), 18 special-purpose credit institutions (including KfW, KfW IPEX-Bank and promotional banks of the federal states (Landesförderinstitute) with an aggregate balance sheet total of EUR 961.4 billion), 1,102 credit cooperatives (with an aggregate balance sheet total of EUR 744.4 billion) and their two central institutions (with an aggregate balance sheet total of EUR 281.1 billion), 18 mortgage banks (with an aggregate balance sheet total of EUR 515.0 billion) and 22 building and loan associations (with an aggregate balance sheet total of EUR 201.1 billion). Also included in this classification are the 144 subsidiaries and branches of foreign banks located in the Federal Republic, with an aggregate balance sheet total of EUR 969.9 billion.

Sources: Deutsche Bundesbank, Monatsbericht März 2013, Table IV.2; Deutsche Bundesbank, Statistik der Banken und sonstigen Finanzinstitute, Richtlinien und Kundensystematik, Januar 2013, Statistische Sonderveröffentlichung 1, 562 – 571 (http://www.bundesbank.de/Redaktion/DE/Downloads/Veroeffentlichungen/Statistische_Sonderveroeffentlichungen/Statso_1/statso_1_13_verzeichnisse.pdf?__blob=publicationFile).

The German Banking Act (Kreditwesengesetz) regulates all banks except for the Deutsche Bundesbank and KfW (although it may regulate subsidiaries of KfW). German commercial banking institutions operate as “universal” banks and are not restricted by law or otherwise from offering a complete range of diverse financial services.

The Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) is responsible for the integrated supervision of financial services. Its primary objective is to ensure the proper functioning, stability and integrity of the German financial system. The BaFin operates exclusively in the public interest. It seeks to ensure the ability of banks, financial services institutions and insurance companies to meet their payment obligations (solvency supervision), and it also enforces standards of professional conduct aimed at preserving investors’ trust in the financial markets (market supervision). In addition, the BaFin has an investor protection role in that it seeks to prevent unauthorized financial business from being carried out. The Deutsche Bundesbank is closely involved in the ongoing supervision of the banking sector by the BaFin and has been assigned most of the ongoing operational tasks in banking supervision. The BaFin is supervised by the Federal Ministry of Finance. In early 2013, key components of the Act on the Strengthening of German Financial Supervision (Gesetz zur Stärkung der deutschen Finanzaufsicht), adopted by the Bundestag on October 25, 2012, entered into force. The core element of the act is the creation of the Financial Stability Commission, consisting of representatives of the Federal Ministry of Finance, the Deutsche Bundesbank, and BaFin. Due to the Deutsche Bundesbank’s macroeconomic and financial market expertise, the act confers upon it the responsibility of contributing towards safeguarding financial stability. The Deutsche Bundesbank is tasked with analyzing all relevant factors in order to identify threats to financial stability. Warnings or recommendations for corrective measures are submitted to the Financial Stability Commission. Resolutions regarding such warnings and recommendations are passed by the members of the Financial Stability Commission at their quarterly meetings. In addition, the Financial Stability Commission is tasked with defining concerted reactions to emerging threats to financial stability by issuing warnings and recommendations and publishing them if appropriate. The recipients of such warnings or recommendations are obliged to report on the implementation of corrective measures. The Financial Stability Commission was formally established at its inaugural meeting on March 18, 2013. As regards cooperation between BaFin and the Deutsche Bundesbank, the act requires these two authorities to keep each other informed of any observations, findings and assessments that BaFin and the Deutsche Bundesbank require to perform their functions. In addition, the Deutsche Bundesbank was granted the authority to request information from financial corporations if the information required to perform its functions cannot be obtained from BaFin or other authorities.

Sources: Bundesministerium der Justiz, Gesetz über das Kreditwesen (http://www.gesetze-im-internet.de/kredwg/index.html); Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin, Functions & history (http://www.bafin.de/EN/BaFin/FunctionsHistory/functionshistory_node.html); Deutsche Bundesbank and Bundesanstalt für Finanzdienstleistungsaufsicht, Joint press release of November 4, 2002 (http://www.bundesbank.de/Redaktion/EN/Downloads/Press/Pressenotizen/2002/2002_11_04_banking_supervision.pdf?__blob=publicationFile); Bundesanstalt für Finanzdienstleistungsaufsicht, Aufsichtsrichtlinie—Richtlinie zur Durchführung und Qualitätssicherung der laufenden Überwachung der Kredit- und Finanzdienstleistungsinstitute durch die Deutsche Bundesbank (AufsichtsRL), February 21, 2008 (http://www.bafin.de/SharedDocs/Aufsichtsrecht/DE/Richtlinie/rl_080221_aufsichtsrichtlinie.html); BaFin, Act on the Strengthening of German Financial Supervision, BaFin Quarterly of January 18, 2013 (http://www.bafin.de/SharedDocs/Veroeffentlichungen/EN/Fachartikel/fa_bj_2013_01_finstabg_en.html); Bundesbank, German macroprudential oversight strengthened, press release of March 18, 2013 (http://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2013/2013_03_18_macropudential_oversight.html).

The European system of financial supervisors became operational on January 1, 2011. At the macro-financial level, a European Systemic Risk Board (the “ESRB”) was established, which provides macro-prudential oversight of the financial system. The ESRB’s role is to monitor and assess potential risks to the stability of the financial system. If necessary, it will issue risk warnings and recommendations for remedial action and will monitor their implementation. The ESRB is chaired by the President of the ECB for an initial term of five years.

At the micro-financial level, three supervisory authorities were established:

•	the European Banking Authority, or “EBA;”

•	the European Insurance and Occupational Pensions Authority, or “EIOPA;” and

•	the European Securities and Markets Authority, or “ESMA.”

The three European Supervisory Authorities (the “ESAs”) replace the previous three committees of supervisors at the EU level (the Committee of European Securities Regulators, the Committee of European Banking Supervisors and the Committee of European Insurance and Occupational Pensions). The ESAs work in tandem with the supervisory authorities of the Member States. National authorities remain responsible for the day-to-day supervision of individual firms, whereas the ESAs will be responsible for ensuring that a single set of harmonized rules and consistent supervisory practices are applied by supervisory authorities of the Member States. The ESAs have, for example, the power to settle disputes among national financial supervisors by imposing legally binding mediation and to impose temporary bans on risky financial products or activities.

Source: European Commission, Financial Supervision (http://ec.europa.eu/internal_market/finances/committees/index_en.htm).

The ongoing European sovereign debt crisis showed that the European system of financial supervision could be improved. Accordingly, in June 2012, the Heads of State and Government of the Euro Area Member States called for the establishment of a single supervisory mechanism (“SSM”) involving the ECB for the oversight of credit institutions. Once the SSM is established, the ESM could, following a regular decision, have the possibility to recapitalize banks in the euro area directly. A provisional political agreement taking into account both the positions of the Council and the European Parliament was reached in March 2013. According to this agreement, the SSM will be composed of the ECB and national competent supervisory authorities, whereas the ECB will be responsible for the overall functioning of the SSM. The direct supervision of the ECB will concentrate on “significant” credit institutions established in Euro Area Member States; national supervisory authorities will assist the ECB and remain responsible for the direct supervision of all other (“less significant”) credit institutions. Non-Euro Area Member States wishing to participate in the SSM will be able to do so by establishing close cooperation with the ECB. The EBA will retain its competence for further developing the single rulebook and ensuring convergence and consistency in supervisory practices. The ECB will assume its supervisory tasks within the SSM twelve months after the entry into force of the legislation subject to operational arrangements.

Sources: Euro Area Summit Statement, press release of June 29, 2012 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/131359.pdf);.Council of the European Union, Council agrees position on bank supervision, press release of December 13, 2012 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/134265.pdf); Council of the European Union, Irish Presidency secures landmark deal on single bank supervisor, press release of March 19, 2013 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/136278.pdf).

In response to the global economic and financial crisis, regulatory authorities and central banks launched a comprehensive regulatory reform program. Consultative proposals for a new liquidity and capital framework were published in December 2009 by the Basel Committee on Banking Supervision. In July 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, reached a broad agreement on the overall design of a capital and liquidity reform package. Further agreement on specific higher minimum capital standards and new liquidity standards was reached by the Group of Governors and Heads of Supervision in September 2010. In December 2010, the Basel Committee on Banking Supervision launched a package of new standards on bank capital adequacy and liquidity to enhance the banking regulatory framework. The capital and liquidity reform package, typically referred to as Basel III, will be phased in between 2013 and 2019. In March 2013, the Council of the European Union approved a compromise text transposing the Basel III agreement into EU law. The compromise text amends and replaces existing capital requirement directives by two new legislative instruments: a regulation establishing prudential requirements that institutions need to respect (CRR), and a directive governing access to deposit-taking activities (CRD IV). The European Parliament approved the CRR as well as the CRD IV on April 16, 2013. The new rules will apply from January 1, 2014, if publication takes place in the Official Journal by June 30, 2013.

Sources: Bank for International Settlements, Consultative proposals to strengthen the resilience of the banking sector announced by the Basel Committee, press release of December 17, 2009 (http://www.bis.org/press/p091217.htm); Bank for International Settlements, The Group of Governors and Heads of Supervision reach broad agreement on Basel Committee capital and liquidity reform package, press release of July 26, 2010 (http://www.bis.org/press/p100726.htm); Bank for International Settlements, Basel Committee on Banking Supervision, Group of Governors and Heads of Supervision announces higher global minimum capital standards, press release of September 12, 2010 (http://www.bis.org/press/p100912.pdf); Council of the European Union, Bank capital rules: Council confirms agreement with EP, press release of March 27, 2013 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/136581.pdf); Parliament votes reform package to strengthen EU banks, press release of April 16, 2013 (http://www.europarl.europa.eu/news/en/pressroom/content/20130416IPR07333/html/Parliament-votes-reform-package-to-strengthen-EU-banks).

Securities Market

The Federal Republic’s securities market is among Europe’s largest. Trading in listed securities is not legally or otherwise confined to the stock exchanges. It is estimated, however, that most transactions in equity securities are executed through stock exchanges. By contrast, debt securities, although typically listed, are predominantly traded over-the-counter.

Highly developed secondary markets, combined with the distribution capabilities of an extensive network of financial institutions, provide the basis for the Federal Republic’s position in the world’s capital markets. Equity and debt issues are generally underwritten and distributed through banking syndicates, which typically include commercial banks as well as certain regional and specialized institutions. The regulated securities markets in Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart, the futures and options exchange Eurex Deutschland and the European Energy Exchange are recognized as regulated markets of the EU according to Article 47 of Directive 2004/39/EC on Markets in Financial Instruments and comply with globally accepted regulatory standards.

Based on total turnover on German securities exchanges, the Frankfurt Stock Exchange, operated by Deutsche Börse AG, is by far the most important stock exchange in the Federal Republic.

In January 2013, the Heads of State and Government of the European Union adopted a decision authorizing eleven Member States to proceed with the introduction of a financial transaction tax (FTT) through “enhanced cooperation.” The eleven countries are Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain. In September and October 2011, the eleven Member States wrote to the Commission requesting a proposal for enhanced cooperation, specifying that the scope and objective of the FTT be based on that of the 2011 proposal. That proposal involved a harmonized minimum 0.1% tax rate for transactions in all types of financial instruments except derivatives (0.01% rate).

Source: Council of the European Union, Financial transaction tax: Council agrees to enhanced cooperation, press release of January 22, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/134949.pdf).

Policy Responses to the Global Economic and Financial Crisis

Policy Responses by the Federal Republic

Two wind-up institutions (Abwicklungsanstalten) for troubled German banks were established within the framework set out by the German Financial Market Stabilization Amendment Act (Finanzmarkstabilisierungsfondsgesetz), which was introduced in April 2009. The first wind-up institution, Erste Abwicklungsanstalt, was established in December 2009 to liquidate a portfolio of EUR 77.5 billion assumed from WestLB. It assumed a second portfolio consisting of an asset portfolio worth EUR 72.3 billion and a trading portfolio with a market value of around EUR 55 billion with economic effect as of January 1, 2012 and July 2012 following the restructuring of WestLB. As of March 31, 2013, the combined asset portfolios had been reduced by about EUR 68 billion. The second wind-up institution, FMS Wertmanagement, assumed a portfolio of EUR 175.7 billion from Hypo Real Estate Group in October 2010 to support restructuring efforts. As of December 31, 2012, its portfolio was reduced to EUR 136.9 billion.

Sources: Erste Abwicklungsanstalt, Geschäftsbericht 2009/2010 (https://www.aa1.de/fileadmin/aa1-website/content/downloads/Geschaeftsbericht_2009-2010.pdf); Landtag NRW, Sitzungsprotokoll 15. Sitzung des Haushalts- und Finanzausschuss, from January 31, 2013 (http://www.landtag.nrw.de/portal/WWW/dokumentenarchiv/Dokument/MMA16-151.pdf); Erste Abwicklungsanstalt, Abbauvolumen erreicht knapp 70 Milliarden Euro, press release of April 22, 2013 (https://www.aa1.de/fileadmin/aa1-website/content/downloads/1_Presse/20120422_PM_BPK_2013_deu.pdf); FMS Wertmanagement, FMS Wertmanagement erzielt 2012 positives Ergebnis, press release of April 23, 2013 (http://www.fms-wm.de/de/presse/312-pressemitteilung-der-fms-wertmanagement-zum-geschaeftsbericht-2012).

The German Restructuring Act (Restrukturierungsgesetz), enacted in December 2010, established new regulations for the restructuring and liquidation of banks. It provides for the establishment of a restructuring fund (Restrukturierungsfonds) to finance the measures that will be undertaken in restructuring proceedings that come within its ambit. The fund is financed by contributions of credit institutions (Bankenabgabe), thus ensuring that the financial sector participates in the costs of any future financial crisis. Promotional or development banks (such as KfW) are not required to contribute to the fund. The restructuring fund is managed by the German Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung), which is also responsible for collecting the contributions of the credit institutions to the fund and for implementing the measures in restructuring proceedings under the Restructuring Act. Details of the implementation of the Bankenabgabe have been formalized in a restructuring fund regulation (Restrukturierungsfondsverordnung). The first payments were made in 2011.

Sources: Bundesministerium der Finanzen, Systemische Risiken im Finanzsektor wirksam begrenzen - Bundesregierung beschließt Restrukturierungsgesetz, press release of August 25, 2010 (http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2010/08/2010-08-25-PM32.html); Bundesministerium der Finanzen, Wirtschaft und Verwaltung, Was macht die Bundesanstalt für Finanzmarktstabilisierung? Neue Aufgaben der FMSA zur Stabilisierung des Finanzsektors, September 20, 2010 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Internationales_Finanzmarkt/Finanzmarktpolitik/Bankenabgabe/2010-09-17-FMSA.html); Bundestagsdrucksache 17/3407 (http://dip21.bundestag.de/dip21/btd/17/034/1703407.pdf); Bundesministerium der Finanzen, Bundeskabinett beschließt Restrukturierungsfonds-Verordnung, July 20, 2011 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Internationales_Finanzmarkt/Finanzmarktpolitik/2011-07-20-restrukturierungsfonds-verordnung.html).

In March 2012, the second Financial Market Stabilization Act (Zweites Finanzmarktstabilisierungsgesetz) entered into force. Under this act, the German Financial Market Stabilization Fund (“SoFFin”) was reactivated for a period ending on December 31, 2012. According to this act, SoFFin could extend guarantees up to a total amount of EUR 400 billion for a period of five years to stabilize German banks, if required. In addition, SoFFin was authorized to incur loans in a total amount of up to EUR 80 billion. This act also extended the previous model, which provided for the granting of guarantees with respect to structured securities that have been transferred to special purpose entities, to securities more generally. With respect to the German Banking Act (Kreditwesengesetz), this act authorized the BaFin until the end of 2012 to require financial institutions to comply with more stringent capital requirements than are currently applicable.

Sources: Bundesregierung, Für Vertrauen auf dem Finanzmarkt, press release of January 26, 2012 (http://www.bundesregierung.de/Content/DE/Artikel/2011/12/2011-12-14-finanzmarktstabilisierung.html); Die Beschlüsse des Bundestages am 26. und 27. Januar, publication of January 27, 2012 (http://www.bundestag.de/dokumente/textarchiv/2012/37536609_kw04_angenommen_abgelehnt/index.html).

On January 1, 2013, the third Financial Market Stabilization Act (Drittes Finanzmarktstabilisierungsgesetz) entered into force. It allows the SoFFin to extend new guarantees and incur loans to stabilize German banks through the end of 2014 in order to bridge the period until a European directive on recovery and resolution of credit institutions will be implemented by the Member States. According to the act, SoFFin and the restructuring fund, which have previously been separate systems, will be more closely integrated. In particular, the financial resources that are funded by the bank levy and accumulate in the restructuring fund will be used to cover possible losses arising from future SoFFin measures when the accounts of the SoFFin will be finally closed. In addition, the group of institutions eligible to apply to the SoFFin and the group of institutions required to pay the bank levy will be harmonized. As of March 13, 2013, the outstanding stabilization measures provided by the SoFFin amounted to EUR 3.3 billion in guarantees and EUR 18.8 billion in capital injections, while loss compensation payments made to FMS Wertmanagement totaled EUR 9.3 billion.

Sources: Bundesministerium der Finanzen, Finanzmarktstabilisierungsfonds SoFFin soll bis zur Einführung europaweiter Bankenrestrukturierungsregeln verlängert werden, October 17, 2012 (http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2012/10/2012-10-17-PM66.html); Bundestag, Drittes Gesetz zur Umsetzung eines Maßnahmenpakets zur Stabilisierung des Finanzmarktes, Dokumentations- und Informationssystem für parlamentarische Vorgänge (http://dipbt.bundestag.de/extrakt/ba/WP17/483/48345.html); FMSA Bundesanstalt für Finanzmarktstabilisierung (http://www.fmsa.de/de/fmsa/soffin/instrumente/SoFFin-Massnahmen/SoFFin-Massnahmen.html).

Policy Responses at the EU Level

The Heads of State or Government of the Euro Area Member States, in light of continued tensions in the financial markets, in October 2011, agreed on a set of measures to restore confidence in the financial markets, including, among others, a comprehensive set of measures to raise confidence in the banking sector. The measures include facilitating access to term-funding through a coordinated approach at EU level involving state guarantees and increasing the capital position of banks to 9% of core tier 1 capital by the end of June 2012. National supervisors must ensure that banks’ recapitalization plans do not lead to excessive deleveraging, in order to safeguard the flow of credit to the real economy, which is essential for growth prospects.

Sources: European Council, Euro Summit Statement, dated October 26, 2011 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/125644.pdf); European Council, Main results of Euro Summit, dated October 26, 2011 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/125645.pdf); European Council, Remarks by President Van Rompuy following the meeting of the Euro Summit (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/125646.pdf); Bundesregierung, Euro-Gipfel, für Schuldenschnitt und stärkeren Rettungsschirm, press release dated October 27, 2011 (http://www.bundesregierung.de/Webs/Breg/DE/Themen/Euro/GriechenlandHilfe/eu_rat_2/_node.html); Bundesregierung, Stabiler Euro geht vor, press release of November 3, 2011 (http://www.bundesregierung.de/nn_1264/Content/DE/Artikel/2011/11/2011-11-03-merkel-sakozy-griechenland.html).

In December 2011, the EBA published the final results of its bank recapitalization exercise which was part of co-ordinated measures to restore confidence in the banking sector. The formal recommendation adopted by the EBA’s board of supervisors states that national supervisory authorities should require the banks included in the sample to strengthen their capital positions by building up an exceptional and temporary capital buffer against sovereign debt exposures to reflect market prices as of the end of September 2011. In addition, banks are required to establish an exceptional and temporary buffer such that the core tier 1 capital ratio reaches a level of 9% by the end of June 2012. Based on figures as of the end of September 2011, the 13 German banks covered by the exercise have an aggregate capital shortfall of EUR 13.1 billion. The twelve German banks remaining in the sample to the end of the exercise (WestLB was not included in the final report due to its restructuring) all closed this shortfall and had core tier 1 capital ratios after accounting for the sovereign buffer of more than 9%.

Sources: European Banking Authority, The EBA publishes Recommendation and final results of bank recapitalisation plan as part of co-ordinated measures to restore confidence in the banking sector, press release dated December 8, 2011 (http://stress-test.eba.europa.eu/capitalexercise/Press%20release%20FINALv2.pdf); European Banking Authority, 61 Banks’ Capital Position as of 30 June 2012, press release dated October 3, 2012 (http://www.eba.europa.eu/capitalexercise2012/CapitalPositionBanks30June2012.pdf).

In mid-September 2011, the ECB, in coordination with the U.S. Federal Reserve Bank, the Bank of England, the Bank of Japan and the Swiss National Bank, agreed to conduct three U.S. dollar liquidity-providing operations with a maturity of approximately three months covering the end of the year. These operations were conducted in addition to ongoing weekly seven-day U.S. dollar liquidity operations which were announced in May 2010. In November 2011, the Bank of Canada, the Bank of England, the Bank of Japan, the ECB, the U.S. Federal Reserve and the Swiss National Bank announced coordinated actions to enhance their capacity to provide liquidity support to the global financial system. These central banks agreed to lower the pricing on existing temporary U.S. dollar liquidity swap arrangements, which have been extended until February 1, 2014, with effect from December 13, 2012. As a contingency measure, the central banks also agreed to establish temporary bilateral liquidity swap arrangements so that liquidity can be provided in each jurisdiction in any of their currencies, if required by market conditions. These swap lines are authorized through February 1, 2014.

Sources: European Central Bank, ECB announces additional US dollar liquidity-providing operations over year-end, press release of September 15, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr110915.en.html); European Central Bank, ECB announces details of refinancing operations from October 2011 to 10 July 2012, press release of October 6, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr111006_4.en.html); European Central Bank, Coordinated central bank action to address pressures in global money markets, press release of November 30, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr111130.en.html); ECB, ECB extends the existing swap arrangements with other central banks, press release of December 13, 2012 (http://www.ecb.int/press/pr/date/2012/html/pr121213.en.html).

Furthermore, in early October 2011, the ECB announced decisions (1) to launch a second covered bond purchase program in an anticipated amount of EUR 40 billion, with purchases beginning in November 2011 and expected to be completed by the end of October 2012, and (2) to conduct two longer-term refinancing operations with maturities of approximately 12 and 13 months in October and December 2011, respectively. The second covered bond purchase program ended on October 31, 2012, with a total of EUR 16.4 billion in covered bond purchases. These bonds will be held to maturity.

Sources: European Central Bank, ECB announces new covered bond purchase program, press release of October 6, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr111006_3.en.html);European Central Bank, Ending of Covered Bond Purchase Program 2(CBP2), press release of October 31, 2012 (http://www.ecb.int/press/pr/date/2012/html/pr121031_1.en.html).

In December 2011, the ECB decided on additional enhanced credit support measures to improve bank lending and liquidity in the euro area money market, including the following:

•	conducting two longer-term refinancing operations (“LTRO”) with a maturity of 36 months and the option of early repayment after one year; and

•

increasing collateral availability by (1) reducing the rating threshold for certain asset-backed securities and (2) allowing national central banks, as a temporary solution, to accept as collateral additional performing credit claims (i.e., bank loans) that satisfy specific eligibility criteria.

In the first LTRO, in December 2011, EUR 489.2 billion was settled; and in the second LTRO, EUR 529.5 billion was settled in March 2012. From January 30, 2013, onwards, banks could repay these funds on a voluntary basis. As of May 8, 2013, EUR 277.4 billion have been repaid.

Sources: European Central Bank, ECB announces measures to support bank lending and money market activity, press release of December 8, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr111208_1.en.html); European Central Bank, Consolidated Financial Statement of the Eurosystem as at December 23, 2011, press release dated December 28, 2011 (http://www.ecb.eu/press/pr/wfs/2011/html/fs111228.en.html); European Central Bank, Consolidated Financial Statement of the Eurosystem as at March 2, 2012, press release dated March 6, 2012 (http://www.ecb.eu/press/pr/wfs/2012/html/fs120306.en.html); European Central Bank, Ad Hoc Communications Related to Monetary Policy Communications, as at May 2, 2013 (http://www.ecb.int/mopo/implement/omo/html/index.en.html).

In August 2012, the ECB announced that it may undertake outright open market operations of a size adequate to address the severe malfunctioning in the price formation process in the bond markets of Euro Area Member States. In this context, the concerns of private investors about seniority will be addressed. In addition, the Governing Council may consider undertaking further non-standard monetary policy measures according to what will be required to repair monetary policy transmission and will design appropriate modalities for these policy measures. In September 2012, the ECB detailed the modalities for undertaking Outright Monetary Transactions (OMTs) in secondary markets for sovereign bonds in the euro area. Within its mandate to maintain price stability over the medium term and in observance of its independence in determining monetary policy, the ECB intends to preserve the singleness of its monetary policy and to ensure the proper transmission of its policy stance to the real economy throughout the euro area. OMTs are aimed at enabling the ECB to address severe distortions in government bond markets. The OMTs replace the ECB’s Securities

Markets Programme, which was reactivated in early August 2011 in order to address renewed tensions in some financial markets in the euro area by intervening actively in the euro area public and private debt securities markets. This program was first introduced in early May 2010 with a view to ensuring depth and liquidity in certain dysfunctional market segments. The liquidity injected through the Securities Markets Programme will continue to be absorbed as in the past, and the existing securities in the Securities Markets Programme portfolio will be held to maturity.

Sources: Introductory statement to the press conference (with Q&A), Mario Draghi, President of the ECB, Vítor Constâncio, Vice-President of the ECB, August 2, 2012 (http://www.ecb.int/press/pressconf/2012/html/is120802.en.html); Introductory statement to the press conference (with Q&A), Mario Draghi, President of the ECB, Vítor Constâncio, Vice-President of the ECB, September 6, 2012 (http://www.ecb.int/press/pressconf/2012/html/is120906.en.html); European Central Bank, Decisions taken by the Governing Council of the ECB (in addition to decisions setting interest rates), press release of August 4, 2011 (http://www.ecb.int/press/govcdec/otherdec/2011/html/gc110805.en.html); European Central Bank, Statement by the President of the ECB, press release of August 7, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr110807.en.html); European Central Bank, ECB decides on measures to address severe tensions in financial markets, press release of May 10, 2010 (http://www.ecb.int/press/pr/date/2010/html/pr100510.en.html); European Central Bank, Technical features of Outright Monetary Transactions, press release of September 6, 2012 (http://www.ecb.int/press/pr/date/2012/html/pr120906_1.en.html).

PUBLIC FINANCE

Receipts and Expenditures

The Federal Government, each of the Länder governments and each of the municipalities (Gemeinden) have separate budgets. The federal budget is the largest single public budget.

The fiscal year of the Federal Republic is the calendar year. The annual federal budget is passed by an act of parliament. On the basis of a proposal prepared by the Ministry of Finance, the Federal Government introduces the federal budget bill to the parliament, generally in the summer of each year. The proposal has to pass through three Bundestag sessions, the budget committee of the Bundestag, and the Bundesrat, which deliberates the proposal twice. The final vote on the proposal is taken by the Bundestag in its third session.

In addition to the federal, Länder and municipal budgets, there are separate budgets for the social security funds and various special funds (Sondervermögen) of the federal administration and the Länder as well as other off-budgetary entities at all levels of government that are created for specific public purposes. General government, as defined in the national accounts, comprises all these different levels of government activity.

In 2012, total consolidated general government revenue as presented in the national accounts amounted to EUR 1,194.1 billion, with tax revenue of EUR 618.7 billion and social contributions of EUR 448.7 billion.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2012 (March 2013), Table 3.4.3.2.

In 2012, the value added tax and the taxes on income and wealth as presented in the national accounts amounted to EUR 192.2 billion and EUR 320.3 billion, respectively. In addition to these taxes, the Federal Government, the Länder governments and the municipal authorities each levied special taxes - for example, on tobacco and beer. The joint taxes are distributed among the Federal Government, the Länder governments and municipal authorities, according to a predetermined formula.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2012 (March 2013), Table 3.4.3.16.

Consolidated general government expenditure in 2012, as presented in the national accounts, amounted to a total of EUR 1,189.9 billion. The most significant consolidated general government expenditures were monetary social benefits (EUR 430.5 billion), social benefits in kind (EUR 214.4 billion) and employee compensation (EUR 203.2 billion). Other significant consolidated general government expenditure included intermediate consumption (EUR 130.6 billion), interest on public debt (EUR 65.0 billion), and gross capital formation (EUR 39.6 billion).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2012 (March 2013), Table 3.4.3.2.

GENERAL GOVERNMENT ACCOUNTS (1)

	2012	2011	2010	2009	2008
	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	771.1	744.5	695.1	688.3	706.4
of which: Taxes (2)	618.7	589.5	548.8	547.5	572.6
Expenditure	783.9	780.1	803.0	747.2	715.1

Balance	-12.8	-35.6	-107.9	-58.8	-8.7
Social security funds
Revenue	538.7	529.2	517.7	492.4	485.3
Expenditure	521.6	513.2	513.4	506.6	478.5

Balance	17.0	15.9	4.3	-14.2	6.9
General Government
Revenue	1,194.1	1,154.9	1,087.4	1,071.7	1,088.6
Expenditure	1,189.9	1,174.5	1,191.0	1,144.7	1,090.5

Balance	4.2	-19.7	-103.6	-73.0	-1.8

(1)	Definition according to the national accounts.

(2)	Excluding capital taxes and taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (March 2013), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

FEDERAL GOVERNMENT ACCOUNTS (1)

	2012	2011	2010	2009	2008
	(EUR in billions)
Revenue	355.5	348.1	322.4	318.0	319.2
of which: Taxes (2)	317.2	305.9	284.4	282.0	285.8
Expenditure	367.7	374.4	405.3	356.4	335.8

Balance	-12.2	-26.3	-82.9	-38.4	-16.6

(1)	Definition according to the national accounts.

(2)	Excluding taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (March 2013), Table 3.4.3.4.

GENERAL GOVERNMENT EXPENDITURE: BREAKDOWN BY FUNCTIONS (1)

	2012	2011	2010	2009	2008
	(EUR in billions)
General public services	162.8	159.8	155.2	149.2	148.6
Defense	28.2	27.6	26.2	26.1	25.0
Public order and safety	41.7	41.3	40.2	39.4	37.5
Economic affairs	91.4	91.6	118.9	92.4	87.7
Environmental protection	16.2	17.3	17.0	18.9	13.8
Housing and community amenities	13.1	14.5	15.7	16.5	18.7
Health	187.2	182.5	178.5	174.3	164.7
Recreation, culture and religion	21.5	21.3	20.4	19.7	19.3
Education	112.2	110.4	107.0	104.4	98.3
Social protection	515.7	508.3	511.8	504.1	476.9

Total expenditure	1,189.9	1,174.6	1,191.0	1,144.7	1,090.5

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (March 2013), Table 3.4.3.11.

Germany’s General Government Deficit/Surplus, the General Government Gross Debt and the Excessive Deficit Procedure

For purposes of the Member States’ reports to the European Commission under the EDP, the general government or “Maastricht” deficit/surplus refers to the difference between consolidated public sector revenue and consolidated public sector expenditure and is the balancing item “net borrowing/net lending” of general government (central government, state government, local government and social security funds) as defined in the European System of National Accounts 1995, but including streams of interest payments resulting from swap arrangements and forward-rate agreements. In 2012, Germany’s general government surplus amounted to EUR 4.1 billion, or 0.2% of nominal GDP. The German general government gross debt-to-GDP ratio increased from 80.4% in 2011 to 81.9% in 2012, which is above the EU’s 60% reference value.

Sources: Statistisches Bundesamt, General government achieved surplus in 2012 – Maastricht ratio at +0.2%, press release of February 22, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/02/PE13_067_813.html); The European Union, Treaty on European Union (http://eurlex.europa.eu/en/treaties/dat/11992M/htm/11992M.html); Deutsche Bundesbank, Deutscher Maastricht-Schuldenstand 2012 steigt mit 2,17 Billionen € auf 81,9% des BIP, press release of April 16, 2013 (http://www.bundesbank.de/Redaktion/DE/Pressemitteilungen/BBK/2013/2013_04_16_maastricht_schuldenstand.html).

The following table shows historical information on the Federal Republic’s general government deficit/surplus and debt as a percentage of GDP.

THE FEDERAL REPUBLIC’S FISCAL MAASTRICHT CRITERIA

	2012 (1)	2011	2010	2009	2008
	(% of GDP)
General government deficit (-) / surplus (+) (2)	0.2	-0.8	-4.1	-3.1	-0.1
General government gross debt	81.9	80.4	82.4	74.5	66.8

(1)	Provisional figures, partly estimated.
(2)	Definition according to the reporting under the EDP: For purposes of the Member States’ reports to the European Commission under the EDP, “general government deficit/surplus” is the balancing item “net borrowing/net lending” of general government as defined in the national accounts, but including streams of interest payments resulting from swap arrangements and forward-rate agreements.

Sources: Statistisches Bundesamt, General government achieved surplus in 2012 – Maastricht ratio at +0.2%, press release of February 22, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/02/PE13_067_813.html); Deutsche Bundesbank, Deutscher Maastricht-Schuldenstand 2012 steigt mit 2,17 Billionen € auf 81,9% des BIP, press release of April 16, 2013 (http://www.bundesbank.de/Redaktion/DE/Pressemitteilungen/BBK/2013/2013_04_16_maastricht_schuldenstand.html).

In December 2009, based on, among other factors, a deficit in excess of 3% of GDP for Germany forecast for 2009 and a further deterioration forecast for 2010, the Ecofin Council initiated an EDP against Germany and called on Germany to reduce its deficit to below the reference value of 3% of GDP by 2013. With a deficit of 0.8% of GDP in 2011, Germany reached the goal of bringing the deficit below 3% two years earlier than initially recommended by the Ecofin Council. In June 2012, the EDP against Germany was formally closed.

Sources: Council of the European Union, press release of December 2, 2009 (http://register.consilium.europa.eu/pdf/en/09/st16/st16838.en09.pdf); European Commission, Economic and Financial Affairs, EU Economic governance, Stability and Growth Pact, Excessive Deficit procedure (http://ec.europa.eu/economy_finance/economic_governance/sgp/deficit/index_en.htm); Council of the European Union, COUNCIL DECISION of 22 June 2012 abrogating Decision 2010/285/EU on the existence of an excessive deficit in Germany (http://ec.europa.eu/economy_finance/economic_governance/sgp/pdf/30_edps/126-12_council/2012-06-22_de_126-12_council_en.pdf).

Fiscal Outlook

The April 2013 update of the German stability program forecasts a general government deficit of  1/2% of GDP in 2013. From 2014 onwards, the general government balance will be balanced or in surplus. The medium-term objective of a structural deficit not exceeding 0.5% of GDP has been reached in 2012 and is expected to be met during the entire forecasting period (2013 to 2017).

According to the April 2013 update of the German stability program, Germany’s general government gross debt-to-GDP ratio is projected to decrease to around 69% by 2017, the end of the forecast horizon. However, it is expected to continue to be in excess of the EU’s reference value of 60% of nominal GDP until 2017. An important reason for the decrease is expected to be the liquidation of parts of the wind-up institutions’ portfolios, which is expected to continue over the coming years. The debt ratio is anticipated to decline in line with the amount by which these agencies’ liabilities are reduced. In addition to the liquidation effect, the consolidation efforts in the federal, Länder and municipal authorities’ budgets are expected to contribute to the decline in the debt ratio. Together, these effects are expected to lead to a decreasing debt-to-GDP ratio from 2013 onwards.

Sources: Bundesministerium der Finanzen, German Stability Programme 2013 Update (http://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/2013-04-17-German-Stability-Programme-2013-Update.pdf?__blob=publicationFile&v=1).

GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)

	2017	2016	2015	2014	2013	2012
	(% of GDP)
Revenue	44 1/2	44 1/2	45	45	45	45.2
Total taxes	23 1/2	23 1/2	23 1/2	23 1/2	23 1/2	23.4
Social contributions	16 1/2	16 1/2	16 1/2	16 1/2	17	17.0
Property income	1	1	1	1	1	0.9
Other	3 1/2	3 1/2	3 1/2	3 1/2	4	3.9
Expenditure	44	44 1/2	44 1/2	44 1/2	45 1/2	45.0
Compensation of employees and intermediate consumption	12	12	12 1/2	12 1/2	12 1/2	12.6
Social payments	24 1/2	24 1/2	24 1/2	24 1/2	24 1/2	24.4
Interest expenditure	2	2 1/2	2 1/2	2 1/2	2 1/2	2.5
Subsidies	1	1	1	1	1	0.9
Gross fixed capital formation	1 1/2	1 1/2	1 1/2	1 1/2	1 1/2	1.5
Other	3	3	3	3	3	3.1

General government deficit (-) / surplus (+)	1/2	1/2	0	0	- 1/2	0.2
Federal government	1/2	0	0	0	- 1/2	-0.5
Länder governments	0	0	-0	-0	-0	-0.3
Municipalities	1/2	1/2	1/2	1/2	1/2	0.2
Social security funds	-0	-0	-0	-0	-0	0.6

General government gross debt	69	71 1/2	75	77 1/2	80 1/2	81.9

(1)	Definition according to the reporting under the EDP: for purposes of the Member States’ reports to the European Commission under the EDP, “general government deficit/surplus” is the balancing item “net borrowing/net lending” of general government as defined in the national accounts, but including streams of interest payments resulting from swap arrangements and forward-rate agreements. Accordingly, interest included in the figures set forth in the table above reflects these streams.

Source: Bundesministerium der Finanzen, German Stability Programme 2013 Update, Tables 12 and 15.

Tax Structure

Income Tax

Significant sources of revenue for the Federal Government are the various types of income taxes. Income taxation for employees and self-employed persons is based on a progressive tax scale ranging from 14% to 45% subject to the amount of taxable income. Employees pay taxes on their income from employment in the form of wage taxes. Self-employed persons typically pay estimated taxes during the year before filing their annual income tax return. Income generated by partnerships is not subject to tax at the partnership level, but at the level of the partners. The partners pay tax on this income according to their individual income tax brackets.

Income generated by corporations is subject to corporate income tax (Körperschaftsteuer) at a flat rate of 15%.

Capital income received by domestic taxpayers (all types of income from capital as well as private shareholders’ net gains from sales of shares in corporations) is subject to a final uniform tax rate of 25% (Abgeltungssteuer), taking into consideration an allowance (Sparerfreibetrag) of EUR 801 (EUR 1,602 for married couples).

In addition to the various types of income tax, a solidarity surcharge of 5.5% is imposed on the applicable income tax liability.

Sources: Bundesministerium der Justiz, Einkommensteuergesetz (http://www.gesetze-im-internet.de/estg/index.html); Bundesministerium der Justiz, Section 4, Solidaritätszuschlaggesetz (http://www.gesetze-im-internet.de/solzg_1995/__4.html); Bundesministerium der Justiz, Körperschaftsteuergesetz (http://www.gesetze-im-internet.de/kstg_1977/index.html).

Value-Added Tax and Consumption Taxes

Value-added tax (“VAT”) serves as a significant source of revenue. VAT is a general consumption tax that is imposed on the value of most goods and services. The standard rate applicable to most goods and services is 19%. Certain items that are classified as basic necessities, such as food (except beverages and all turnovers in restaurants) and books, are subject to a reduced rate of 7%.

In addition to the VAT, there are specific consumption taxes. The most significant specific consumption taxes relate to energy and tobacco.

Sources: Bundesministerium der Justiz, Umsatzsteuergesetz (http://www.gesetze-im-internet.de/ustg_1980/index.html); Bundesministerium der Justiz, Umsatzsteuergesetz, Section 12 (http://www.gesetze-im-internet.de/ustg_1980/__12.html); Bundesministerium der Justiz, Energiesteuergesetz (http://www.gesetze-im-internet.de/energiestg/); Bundesministerium der Justiz, Tabaksteuergesetz (http://www.gesetze-im-internet.de/tabstg_2009/index.html).

Environmental Tax

The environmental tax regime aims to encourage energy conservation and to lower employers’ and employees’ contributions to the public pension system at the same time, thereby allocating the burden of taxes and contributions more equally among labor, capital and natural resources. Key points of the environmental tax regime are an electricity tax imposed on the consumption of electricity and an energy tax on mineral oil and coal. The electricity tax rate is EUR 20.50 per megawatt-hour. The rates of the energy tax are assessed in accordance with certain environmental criteria.

Sources: Bundesministerium der Justiz, Stromsteuergesetz (http://www.gesetze-im-internet.de/stromstg/index.html); Bundesministerium der Justiz, Stromsteuergesetz, Section 3 (http://www.gesetze-im-internet.de/stromstg/__3.html).

Trade Tax

Trade tax (Gewerbesteuer) is levied at the municipal level and is imposed on businesses and their objective earning power. The trade tax rate varies and depends on the municipality that levies the tax. Basis of assessment are the profits of a business enterprise as determined under income tax law or corporation tax law, increased or decreased by certain adjustments. The result is multiplied by the basic federal rate (Gewerbesteuermesszahl) to achieve the base amount for the trade tax (Steuermessbetrag), which is then multiplied by the municipal multiplier (Hebesatz). Beyond a required minimum level of 200%, municipalities have discretion to fix the municipal tax collection rate.

Source: Bundesministerium der Justiz, Gewerbesteuergesetz (http://www.gesetze-im-internet.de/gewstg/index.html).

Recent and Pending Tax Reform Measures

Because of the progressive structure of the income tax system, the Federal Republic benefits from extra tax revenue generated by the effect of “fiscal drag” (kalte Progression). The Federal Government seeks to offset this tax burden. The objective is to prevent a higher average tax rate being imposed on taxpayers who receive a pay increase that simply keeps pace with inflation. Against this background, the basic personal allowance of the income tax was raised by EUR 126 to EUR 8,130 with effect from January 1, 2013. It shall increase further to EUR 8,354 from January 1, 2014, onwards. The initial income tax rate will remain constant at 14%. The resulting lower tax revenue is already included in the budget and financial plan.

Source: Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2013: Wettbewerbsfähigkeit – Schlüssel für Wachstum und Beschäftigung in Deutschland und Europa, p. 45 (http://www.bmwi.de/English/Navigation/Service/publications,did=479718.html).

The following table provides an overview of the annual tax revenues of the general government divided by categories for each of the years indicated as presented in the national accounts.

TAXES (1)

	2012	2011	2010	2009	2008
	(EUR in billions)
Current taxes	618.7	589.5	548.8	547.5	572.6
Taxes on production and imports	298.3	292.9	275.7	273.5	269.8
of which: Value-added tax	192.2	188.2	178.6	176.0	172.5
Current taxes on income and wealth	320.3	296.6	273.1	273.9	302.7
of which: Wage tax	184.9	174.2	162.4	168.1	173.0
Assessed income tax	36.9	32.0	31.6	33.3	32.6
Non-assessed taxes on earnings	29.9	25.5	22.5	24.3	30.9
Corporate tax	18.6	17.2	13.7	8.8	17.8
Capital taxes	4.3	4.3	4.4	4.5	4.8

Tax revenue of general government	623.0	593.8	553.2	552.0	577.3
Taxes of domestic sectors to EU	6.4	6.3	5.7	5.7	8.1

Taxes	629.4	600.1	559.0	557.7	585.5

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (March 2013), Table 3.4.3.16.

Government Participations

The Federal Republic held direct participations in 87 economically active public and private enterprises, and various special funds held participations in 24 (23 without double counting) economically active enterprises as of December 31, 2011.

Source: Bundesministerium der Finanzen, Die Beteiligungen des Bundes - Beteiligungsbericht 2012, Chapter A.

The following table shows information on the Federal Republic’s significant direct participations (including those held through special funds) as of December 31, 2011.

PARTICIPATIONS OF THE FEDERAL REPUBLIC

Enterprises	Nominal capital of enterprise	Participation of the Federal Republic
	(EUR in millions)	(%)
Significant majority participations:
Deutsche Bahn AG	2,150	100.0
KfW	3,750	80.0
Hypo Real Estate Holding AG (1)	2,673	100.0

Significant minority participations exceeding 25%:
Flughafen München GmbH	307	26.0
Commerzbank AG (1)	5,830	25.0	+ 1 share

(1)	Participations held by a special fund.

Source: Bundesministerium der Finanzen, Die Beteiligungen des Bundes - Beteiligungsbericht 2012, Chapters B, E and J paragraph II.

Direct Debt of the Federal Government

As of December 31, 2012, the Federal Government’s direct debt totaled EUR 1,095.5 billion compared to EUR 1,075.7 billion as of December 31, 2011.

Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2012, Bundesanzeiger of February 19, 2013.

The Federal Government raises funds primarily through the issuance of bonds and notes. Euro-denominated bonds and notes issued by the Federal Republic are evidenced by book entry and no certificates are issued.

In addition to its own direct debt obligations, the Federal Government had outstanding guarantees in an aggregate amount of EUR 322.0 billion as of December 31, 2011. Of this amount, EUR 116.6 billion was outstanding in the form of export credit insurance, which is handled by Euler Hermes Kreditversichtungs-AG on behalf of and for the account of the Federal Government. Furthermore, EUR 22.4 billion was outstanding in the form of a guarantee for a loan to Greece according to the German Financial Stability Act.

Source: Bundesministerium der Finanzen, Finanzbericht 2013, Overview 4, page 352.

For more detailed information regarding the Federal Government’s debt and guarantees, see “Tables and Supplementary Information.”

For information on the Federal Government’s liability as of December 31, 2012 for capital subscriptions to various international financial organizations, see the table entitled “Tables and Supplementary Information—III. Liabilities to International Financial Organizations.”

TABLES AND SUPPLEMENTARY INFORMATION

I. DIRECT DEBT OF THE FEDERAL GOVERNMENT

SUMMARY

Principal amount outstanding as of December 31, 2012
(EUR in millions)
Federal Bonds (Bundesanleihen)	663,000
Inflation-linked Securities (inflationsindexierte Bundeswertpapiere)	55,000
Five-year Federal Notes (Bundesobligationen)	221,000
Federal Treasury Notes (Bundesschatzanweisungen)	121,000
Federal Savings Notes (Bundesschatzbriefe)	6,818
Treasury Discount Paper (Unverzinsliche Schatzanweisungen)	56,223
Federal Treasury Financing Paper (Finanzierungsschätze)	229
German Government Day-Bonds (Tagesanleihe des Bundes)	1,725
Further short term debt (≤ 1 year)	2,317
Borrowers’ note loans (Schuldscheindarlehen)	12,022
of which:
– From residents	11,805
– From non-residents	217
Old debt (1)	4,429
of which:
Equalization claims	4,149
Other	40
Repurchased debt	41,380

Less: Treasury discount securities issued as money market instruments	6,890

Total	1,095,533

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

Source: Bundesrepublik Deutschland Finanzagentur, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2012 (https://www.deutsche-finanzagentur.de/fileadmin/Material_Deutsche_Finanzagentur/PDF/Schuldenstand/Schuldenstand_Quartal/2012-12-31.pdf).

DEBT TABLES

1. FEDERAL BONDS (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2012
	(% per annum)			(EUR in millions)
6% Bonds of the Federal Republic of 1986 (II)	6	1986	2016	3,750
5.625% Bonds of the Federal Republic of 1986	5.625	1986	2016	750
6.25% Bonds of the Federal Republic of 1994	6.25	1994	2024	10,250
6.5% Bonds of the Federal Republic of 1997	6.5	1997	2027	11,250
5.625% Bonds of the Federal Republic of 1998	5.625	1998	2028	14,500
4.75% Bonds of the Federal Republic of 1998 (II)	4.75	1998	2028	11,250
6.25% Bonds of the Federal Republic of 2000	6.25	2000	2030	9,250
5.5% Bonds of the Federal Republic of 2000	5.5	2000	2031	17,000
4.5% Bonds of the Federal Republic of 2003	4.5	2003	2013	24,000
3.75% Bonds of the Federal Republic of 2003	3.75	2003	2013	22,000
4.25% Bonds of the Federal Republic of 2003	4.25	2003	2014	24,000
4.75% Bonds of the Federal Republic of 2003	4.75	2003	2034	20,000
4.25% Bonds of the Federal Republic of 2004	4.25	2004	2014	25,000
3.75% Bonds of the Federal Republic of 2004	3.75	2004	2015	23,000
4% Bonds of the Federal Republic of 2005	4	2005	2037	23,000
3.25% Bonds of the Federal Republic of 2005	3.25	2005	2015	21,000
3.5% Bonds of the Federal Republic of 2005	3.5	2005	2016	23,000
4% Bonds of the Federal Republic of 2006	4	2006	2016	23,000
3.75% Bonds of the Federal Republic of 2006	3.75	2006	2017	20,000
4.25% Bonds of the Federal Republic of 2007 (I)	4.25	2007	2039	14,000
4.25% Bonds of the Federal Republic of 2007 (II)	4.25	2007	2017	19,000
4% Bonds of the Federal Republic of 2007	4	2007	2018	20,000
4.25% Bonds of the Federal Republic of 2008	4.25	2008	2018	21,000
3.75% Bonds of the Federal Republic of 2008	3.75	2008	2019	24,000
4.75% Bonds of the Federal Republic of 2008	4.75	2008	2040	16,000
3.5% Bonds of the Federal Republic of 2009	3.5	2009	2019	24,000
3.25% Bonds of the Federal Republic of 2009	3.25	2009	2020	22,000
3.25% Bonds of the Federal Republic of 2010	3.25	2010	2042	15,000
3% Bonds of the Federal Republic of 2010	3	2010	2020	22,000
2.25% Bonds of the Federal Republic of 2010	2.25	2010	2020	16,000
2.5% Bonds of the Federal Republic of 2010	2.5	2010	2021	19,000
3.25% Bonds of the Federal Republic of 2011	3.25	2011	2021	19,000
2.25% Bonds of the Federal Republic of 2011	2.25	2011	2021	16,000
2% Bonds of the Federal Republic of 2011	2	2011	2022	20,000
1.75% Bonds of the Federal Republic of 2012	1.75	2012	2022	24,000
1.50% Bonds of the Federal Republic of 2012	1.50	2012	2022	18,000
2.50% Bonds of the Federal Republic of 2012	2.50	2012	2044	8,000

Total Federal Bonds				663,000

(1)	Federal Bonds (Bundesanleihen) are evidenced by book entry, and no certificates are issued. Maturities are 10 to 30 years. No redemption prior to maturity; including principal strips.

2. INFLATION-LINKED SECURITIES (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2012
	(% per annum)			(EUR in millions)
1.5% Inflation-linked Bonds of the Federal Republic of 2006	1.5	2006	2016	15,000
2.25% Inflation-linked Notes of the Federal Republic of 2007	2.25	2007	2013	11,000
1.75% Inflation-linked Bonds of the Federal Republic of 2009	1.75	2009	2020	15,000
0.75% Inflation-linked Notes of the Federal Republic of 2011	0.75	2011	2018	7,000
0.10% Inflation-linked Bonds of the Federal Republic of 2012	0.10	2012	2023	7,000

Total Inflation-linked Securities				55,000

(1)	Inflation-linked Securities (Inflationsindexierte Bundeswertpapiere) are evidenced by book entry, and no certificates are issued. Maturities are five to ten years. No redemption prior to maturity.

3. FIVE-YEAR FEDERAL NOTES (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2012
	(% per annum)			(EUR in millions)
3.5% Bonds of 2008-Series 152	3.5	2008	2013	17,000
4.0% Bonds of 2008-Series 153	4.0	2008	2013	16,000
2.25% Bonds of 2009-Series 154	2.25	2009	2014	19,000
2.5% Bonds of 2009-Series 155	2.5	2009	2014	17,000
2.5% Bonds of 2010-Series 156	2.5	2010	2015	17,000
2.25% Bonds of 2010-Series 157	2.25	2010	2015	19,000
1.75% Bonds of 2010-Series 158	1.75	2010	2015	16,000
2.0% Bonds of 2011-Series 159	2.0	2011	2016	16,000
2.75% Bonds of 2011-Series 160	2.75	2011	2016	18,000
1.25% Bonds of 2011-Series 161	1.25	2011	2016	16,000
0.75% Bonds of 2012-Series 162	0.75	2012	2017	16,000
0.50% Bonds of 2012-Series 163	0.50	2012	2017	18,000
0.50% Bonds of 2012-Series 164	0.50	2012	2017	16,000

Total Five-Year Federal Notes				221,000

(1)	Five-Year Federal Notes (Bundesobligationen) are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.

4. FEDERAL TREASURY NOTES (1)

Title	Interest Rate	Year of Issue	Maturity	Principal Amount Outstanding as of December 31, 2012
	(% per annum)			(EUR in millions)
1.5% Notes of 2011	1.5	2011	2013	18,000
1.75% Notes of 2011	1.75	2011	2013	17,000
0.75% Notes of 2011	0.75	2011	2013	17,000
0.25% Notes of 2011	0.25	2011	2013	15,000
0.25% Notes of 2012	0.25	2012	2014	15,000
0.00% Notes of 2012	0.00	2012	2014	15,000
0.00% Notes of 2012 (II)	0.00	2012	2014	15,000
0.00% Notes of 2012 (III)	0.00	2012	2014	9,000

Total Federal Treasury Notes				121,000

(1)	Federal Treasury Notes (Bundesschatzanweisungen) are evidenced by book-entry, and no certificates are issued. Maturities are two years. No redemption prior to maturity.

5. FEDERAL SAVINGS NOTES (1)

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2012
	(% per annum)			(EUR in millions)
Federal Savings Notes	0.0001 % to 4.75%	2006 to 2012	2013 to 2019	6,818

6. TREASURY DISCOUNT PAPER (2)

	Interest Rate(3)	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2012
	(% per annum)			(EUR in millions)
Treasury Discount Paper	-0.05% to 0.08%	2012	2013	56,223

7. FEDERAL TREASURY FINANCING PAPER (4)

	Interest Rate(3)	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2012
	(% per annum)			(EUR in millions)
Federal Treasury Financing Paper	0.0001 % to 1.57%	2011 to 2012	2013 to 2014	229

8. GERMAN GOVERNMENT DAY-BONDS

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2012
	(% per annum)			(EUR in millions)
German Government Day-Bonds	variable, tied to EONIA	2008 to 2012	unlimited	1,725

9. BORROWERS’ NOTE LOANS (5)

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2012
	(% per annum)			(EUR in millions)
Borrowers’ note loans (Schuldscheindarlehen)	2.07 % to 7.75%	1954 to 2011	2013 to 2037	12,022

10. FURTHER SHORT-TERM DEBT (≤ 1 YEAR)

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2012
	(% per annum)			(EUR in millions)
Further short-term debt (≤ 1 year)	money market rates	2012	2013	2,317

(1)	Federal Savings Notes (Bundesschatzbriefe) are evidenced by book entry and no certificates are issued. Maturities are six or seven years. The terms of the Federal Savings Notes provide for interest rates that increase during the term of the bonds. In addition, the seven-year Federal Savings Notes provide for payment of compounded interest at maturity or upon redemption prior to maturity. No redemption is permitted prior to maturity. Since January 1, 2013 the Federal Republic of Germany stopped offering new Federal savings notes and Federal Treasury financing papers.

(2)	Treasury Discount Papers (Unverzinsliche Schatzanweisungen) are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. The papers are auctioned and intended for institutional investors. Maturities range from six months to twelve months. No redemption is permitted prior to maturity.

(3)	Reflects annual interest rate paid to the holder by way of the initial issue discount. No redemption is permitted prior to maturity.

(4)	Federal Treasury Financing Papers (Finanzierungsschätze) are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. Federal Treasury Financing Papers are intended to be sold to retail customers. Maturities range from one year to two years. No redemption is permitted prior to maturity. Since January 1, 2013 the Federal Republic of Germany stopped offering new Federal savings notes and Federal Treasury financing papers.

(5)	Borrowers’ note loans (Schuldscheindarlehen) are an instrument of the German capital market where the lending entity, generally an institutional investor, receives a certificate evidencing its loan to the borrower and the term of such loans. The certificate generally authorizes at least three assignments. No redemption is permitted prior to maturity.

11. OTHER LIABILITIES

Title	Interest Rate	Year of incurrence	Maturity	Principal amount outstanding as of December 31, 2011
	(% per annum)			(EUR in millions)
Old debt (1)	0% to 3%	Various	Various	4,429
Other debt (2)	Various	Various	Various	40

(1)	Includes mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

(2)	Includes liabilities of the Federal Government to repay amounts received from the Investitionshilfeabgabe, a special duty levied on income, the proceeds of which were to be used to promote investments.

Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2012, Bundesanzeiger of February 19, 2013.

II. GUARANTEES BY THE FEDERAL GOVERNMENT (1)

	Principal amount outstanding as of December 31,
Purpose of Guarantees	2011	2010
	(EUR in millions)
Export finance loans (including rescheduled loans)(2)	116,560	107,497
Untied loans; direct foreign investments by German companies; Loans of the European Investment Bank to non-EU borrowers	38,543	34,267
Loans in connection with EU agricultural policy measures	0	0
Loans to domestic corporations and for projects in areas of Agriculture, fishing and housing construction	100,771	98,026
Contributions to international financing institutions	55,890	53,333
Co-financing of bilateral projects of German financial co-operation	43,222	2,254
Successor agencies to Treuhandanstalt	1,009	1,009
Interest compensation guarantees	6,000	6,000

Total guarantees pursuant to the 2010 German Budget Act	321,995	302,385

Guarantee for a loan to Greece according to the German Financial Stability Act	22,400	22,400

Loan guarantees under the Act on Guarantees pertaining to the European Stability Mechanism	20,500
Total guarantees	364,895	324,785

(1)	Does not include guarantees under the KfW Law with respect to money borrowed, bonds issued and derivative transactions entered into by KfW. For information relating to KfW’s borrowings, see “KfW—Business—Capital Markets—Funding.”

(2)	Includes export finance loans extended by KfW IPEX-Bank guaranteed by the Federal Republic through Euler Hermes Kreditversicherungs-AG (“HERMES”), the official German export credit insurer. For information relating to loans extended by KfW IPEX-Bank benefiting from HERMES coverage, see “KfW—Business—Export and Project Finance (KfW IPEX-Bank)—Business.”

Sources: Bundesministerium der Finanzen, Finanzbericht 2012, Overview 4, page 349, Finanzbericht 2013, Overview 4, page 353.

III. LIABILITIES TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The Federal Republic is obligated to contribute to the capital subscriptions and, in some cases, to additional financing, according to the requirements of each respective membership. Such contributions are in many cases stated initially in 1944 with one U.S. dollar being an equivalent to 0,888671 grams of gold, and later – with the creation of the Special Drawing Right (“SDR”) – being an equivalent to the SDR at the same value. The SDR was established by an amendment to the Articles of Agreement of the IMF in July 1969. From July 1, 1974 to June 1978 the exchange rate between world currencies and the SDR was determined on the basis of a basket of 18 currencies, including the U.S. dollar, which accounted for approximately one-third of the value of the basket. From July 1978 to December 31, 1980, the exchange rate was determined on the basis of a basket of 15 currencies. From 1981 to 2000, the basket was further reduced to the five key currencies, including the U.S. dollar. The value of the SDR, the possible inclusion of new currencies in the basket, the weight of each of these currencies in the basket, and the financial instruments used in determining the interest rate on the SDR, are reviewed every five years. The adoption of the euro as the common currency for the initial 11 Member States of the European Union called for the last change in the composition of the SDR basket so far. With effect from January 1, 2001, the SDR basket consists of four currencies: U.S. dollar, euro, Japanese yen and pound sterling. The currency weight of the U.S. dollar in the SDR basket initially was 45%, changing on a daily basis as a result of exchange rate fluctuations. On December 28, 2012, SDR 1 equaled EUR 1,165830. SDR 1 equaled USD 1.536920.

SUBSCRIPTIONS OR COMMITMENTS BY THE FEDERAL REPUBLIC

TO INTERNATIONAL FINANCIAL ORGANIZATIONS

AS OF END OF DECEMBER, 2012

Name of organization	Subscription or commitment by the Federal Republic (1)	Amount paid in
	(USD in millions)
IMF (2)	22,386	22,386
International Bank for Reconstruction and Development (IBRD) (3)(4)	9,946.4	615.7
International Development Association (IDA) (3)(4)	24,095.71	24,095.61
International Finance Corporation (IFC) (3)(4)	128.9	128.9
European Investment Bank (EIB) (5)	51,713.9	4,486
African Development Bank (AfDB) (3)	3,999.7	158.7
African Development Fund (AfDF) (3)	3,521.3	3,316.3
Asian Development Bank (AsDB) (3)	7,057.6	353.0
Asian Development Fund (AsDF) (3)	2,100.0	1,955.4
Inter-American Development Bank (IDB) (3)	2,150.2	88.0
Inter-American Investment Corporation (IIC) (3)	13.3	13.3
Fund for Special Operations (FSO) (3)	241.3	241.3
International Fund for Agricultural Development (IFAD) (3)	464.0	394.9
Caribbean Development Bank (CDB) (3)	106.6	23.5
Special Development Fund of the Caribbean Development Bank (SDF) (3)	82.7	82.7
European Bank for Reconstruction and Development (EBRD) (3)(5)	3,373.1	703.2
Council of Europe Development Bank (CEB) (3)(5)	1,208.3	134.1

(1)	Subscriptions are in part committed in USD, SDR or EUR. SDR or EUR commitments are converted to USD at year-end exchange rates, except that certain SDR commitments are converted at the fixed conversion rate of SDR 1 = USD 1.53527.

(2)	Source: computation provided by the Ministry of Finance based on data provided by the IMF; the subscription (quota) is fully paid in by the Deutsche Bundesbank. The foreign currency part of the quota (25% of the subscription) and the Deutsche Bundesbank’s further contributions to Fund’s financing are part of the foreign currency reserves of the Deutsche Bundesbank. The government does not provide any guarantees or provisions for risks of IMF loans.

(3)	Source: computation provided by the Ministry of Finance and the Ministry for Economic Cooperation and Development.

(4)	Source: IBRD and IDA: Worldbank Annual Report 2011 (June 30, 2011); IFC: Consolidated Financial Statements 2011 (June 30, 2011). The amount does not differentiate between amount subscribed and paid-in.

(5)	Source: computation provided by the Ministry of Finance based on euro exchange rate of the European Central Bank at year-end 2012 of EUR 1 per USD 1.31940.